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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on June 21, 2013

Registration No. 333-189148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NRG Yield, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	46-1777204 (I.R.S. Employer Identification No.)

211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-9500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David R. Hill
Executive Vice President and General Counsel
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Gerald T. Nowak, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Kirk A. Davenport II Patrick H. Shannon Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Offering Price(1)(2)	Amount of Registration Fee(3)(4)

Class A Common Stock, $0.01 par value per share	$400,000,000	$54,560

(1)
Includes the offering price of the shares of Class A Common Stock that may be sold if the option to purchase additional shares granted by us to the underwriters is exercised in full.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(3)
Calculated by multiplying 0.00013640 by the proposed maximum offering price.

(4)
This amount was previously paid in connection with the initial filing of this Registration Statement.

                  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 21, 2013

Shares

NRG Yield, Inc.

Class A Common Stock

              This is the initial public offering of the Class A common stock of NRG Yield, Inc. We were recently formed by NRG Energy, Inc. ("NRG"). We are offering            shares of our Class A common stock in this offering.

              We expect the public offering price to be between $            and $            per share. Currently, no public market exists for our Class A common stock. After pricing of the offering, we expect that our Class A common stock will trade on the New York Stock Exchange under the symbol "NYLD."

              Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in and will hold 30% of the voting power in NRG Yield, Inc. The holders of our Class B common stock will hold the remaining 70% of the voting power in NRG Yield, Inc. NRG will beneficially own all of our outstanding Class B common stock upon completion of this offering. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange.

              We are an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read "Risk Factors—Risks Inherent in an Investment in Us—We are an "emerging growth company" and may elect to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors" and "Summary—JOBS Act."

              Investing in our Class A common stock involves risks that are described in the "Risk Factors" section beginning on page 29 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

              The underwriters may also exercise their option to purchase up to an additional            shares of our Class A common stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch
Goldman, Sachs & Co.
Citi

The date of this prospectus is                                    , 2013.

NRG YIELD, INC. ASSET OVERVIEW MAP

              You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or on our behalf or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

              Until                        , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Notice to Investors

              Several of our subsidiaries are "public utilities" (as defined in the Federal Power Act ("FPA")) subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission ("FERC") because they own or operate FERC-jurisdictional facilities, including certain generation interconnection facilities and various "paper" facilities, such as wholesale power sales contracts and market-based rate tariffs. The FPA requires us either to obtain prior authorization from the FERC prior to the transfer of an amount of our Class A common stock sufficient to convey direct or indirect "control" over any of our public utility subsidiaries or to qualify for a blanket authorization granted under FERC's regulations for certain types of transfers generally deemed by FERC not to convey direct or indirect "control." We intend to conduct this offering in a manner consistent with FERC's guidance on "control" and the requirements for blanket authorizations granted under FERC's regulations. Additionally, our amended

i

and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, will prohibit any person and any of its associate or affiliate companies in the aggregate, "public utility" (as defined in the FPA), or "holding company" (as defined in the Public Utility Holding Company Act of 2005 ("PUHCA")) from acquiring, through this offering or in subsequent purchases other than secondary market transactions (as discussed under "Business—Regulatory Matters—FERC"), an amount of our Class A common stock sufficient to convey direct or indirect "control" over any of our public utility subsidiaries without the prior written consent of our board of directors. For the purposes of this offering, "control" is defined to be a direct and/or indirect voting interest of 10% or more in any of the public utility subsidiaries of our direct subsidiary, NRG Yield LLC ("Yield LLC"). Because Yield LLC will indirectly own as much as 100% of the voting interests in certain of these public utility subsidiaries, "control" of such public utility subsidiaries would be deemed to be present if the sum of (i) the percentage ownership of an individual investor and any of its associate or affiliate companies in the aggregate of NRG's voting securities multiplied by the percentage of our outstanding voting securities held, directly or indirectly, by NRG, plus (ii) such investor's percentage ownership of our Class A common stock multiplied by the percentage of our outstanding voting securities not held, directly or indirectly, by NRG, exceeded 10%. "Control" could also be present, and pursuant to our amended and restated certificate of incorporation, prior written consent of our board of directors would be required, if the aggregate direct and/or indirect voting interest in us held by an individual investor and any of its associate or affiliate companies together with a separate investment in another public utility subsidiary of ours not wholly-owned by Yield LLC exceeded the 10% threshold. This prospectus does not constitute an offer to sell any share of our Class A common stock to any person in violation of these or any other provisions of our amended and restated certificate of incorporation.

Industry and Market Data

              This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management's estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this prospectus.

Trademarks and Trade Names

              We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of NRG and third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. See "Certain Relationships and Related Party Transactions—Licensing Agreement" for a description of the licensing agreement pursuant to which we will be granted a license for the right to use the NRG name and logo in the United States and Canada, subject to certain exceptions and limitations.

Certain Terms Used in this Prospectus

              Unless the context otherwise indicates, references within this prospectus to:

    •
    "cash available for distribution" for any particular period refers to Adjusted EBITDA (as defined in footnote (3) to the table set forth in the "Summary—Summary Historical and Pro Forma Financial Data" section of this prospectus) generated during the period plus cash distributions received from unconsolidated affiliates, less pro-rata Adjusted EBITDA from unconsolidated affiliates, cash interest paid, income tax paid, maintenance capital expenditures, change in other assets, principal payments on indebtedness and reserves for the prudent conduct of our business (including among other things, unplanned capital expenditures and future cash distributions by Yield LLC as a result of seasonality in project cash flows);

    •
    "CfD" refers to Contract-for-Difference, a bilateral cost of service contract arrangement, that determines the total revenue requirement under the contract based on a fixed price plus fuel costs, fixed and variable operations and maintenance costs, taxes and financing costs;

    •
    "COD" refers to the commercial operation date of the applicable facility;

    •
    "CVSR" refers to the California Valley Solar Ranch utility-scale solar generating facility;

    •
    "DGCL" refers to Delaware General Corporation Law;

    •
    "EBITDA" refers to earnings before interest expense, depreciation, amortization and income taxes;

    •
    "EPC" refers to engineering, procurement and construction;

    •
    "FPA" refers to Federal Power Act;

    •
    "Management Services Agreement" or "MSA" refers to the agreement we will enter into with NRG upon consummation of this offering pursuant to which NRG, as manager, will agree to provide or arrange for the provision of operation, management and administrative services to us and our subsidiaries;

    •
    "membership interest" refers to the ownership interest in the applicable entity, including such economic interest and right, if any, to participate in the management of the business and affairs of the entity, including the right, if any, to vote on, consent to or otherwise participate in any decision or action of or by the members of the entity and the right to receive information concerning the business and affairs of the entity, in each case to the extent expressly provided in the relevant operating agreement;

    •
    "MW" refers to Megawatts;

    •
    "MWh" refers to Megawatt hours;

    •
    "MWt" refers to Megawatt Thermal Equivalents;

    •
    "Net capacity" or "net MW" refers to the maximum, or rated, power generating capacity, in MW, of a facility or group of facilities multiplied by our percentage ownership interest in such facility as of the date of this prospectus;

    •
    "NRG" refers to NRG Energy, Inc., a Delaware corporation, and its subsidiaries after giving effect to the Asset Transfer;

    •
    "NRG ROFO Assets" refers to the six assets set forth under the heading "Summary—Our Growth Strategy" elsewhere in this prospectus that, pursuant to the ROFO Agreement with NRG, we will have the right of first offer to acquire;

    •
    "O&M" refers to operations and maintenance services provided at our various facilities;

    •
    "PPA" refers to the power purchase agreements through which our facilities have contracted to sell energy to various offtakers;

    •
    "renewable" refers to wind or solar;

    •
    "ROFO Agreement" refers to our five-year agreement with NRG that will provide us a right of first offer to purchase any of the NRG ROFO Assets offered for sale by NRG;

    •
    "RPS" refers to renewable portfolio standards adopted by 29 states and the District of Columbia that require a regulated retail electric utility to procure a specified percentage of its total electricity delivered to retail customers in the state from eligible renewable generation resources, such as solar or wind generation facilities, by a specified date;

    •
    "sole managing member" means Yield Inc., which will be the sole managing member of Yield LLC and will have the sole power to manage the business of Yield LLC and shall have all powers and rights necessary, appropriate or advisable to effectuate and carry out the purposes and business of Yield LLC;

    •
    "Yield Inc." refers to NRG Yield, Inc., a Delaware corporation, and the issuer of the shares of Class A common stock being offered hereby;

    •
    "Yield LLC" refers to NRG Yield LLC, a Delaware limited liability company; and

    •
    "Yield Operating LLC" refers to NRG Yield Operating LLC, a Delaware limited liability company.

Forward-Looking Statements

              Certain statements made in this prospectus contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives.

              Statements preceded or followed by, or that otherwise include, the words "believes," "expects," "anticipates," "intends," "project," "estimates," "plans," "forecast," "is likely to" and similar expressions or future or conditional verbs such as "will," "may," "would," "should" and "could" are generally forward-looking in nature and not historical facts. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

              The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

    •
    hazards customary to the power production industry and power generation operations such as unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to fuel supply costs or availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission or gas pipeline system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

    •
    our ability to operate our businesses efficiently, manage capital expenditures and costs tightly, and generate earnings and cash flows from our asset-based businesses in relation to our debt and other obligations;

    •
    counterparties to our offtake agreements willingness and ability to fulfill their obligations under such agreements;

    •
    our ability to enter into contracts to sell power and procure fuel on acceptable terms as our offtake agreements expire;

    •
    government regulation, including compliance with regulatory requirements and changes in market rules, rates, tariffs and environmental laws and increased regulation of carbon dioxide and other greenhouse gas emissions;

    •
    our ability to receive anticipated cash grants with respect to certain of our renewable (wind and solar) assets;

    •
    our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

    •
    operating and financial restrictions placed on us and our subsidiaries that are contained in the debt facility and other agreements of certain of our subsidiaries and project-level subsidiaries generally and that may be contained in the revolving credit facility that we intend to enter into in connection with the consummation of this offering;

    •
    our ability to maintain and grow our initial quarterly dividend; and

    •
    our ability to successfully identify, evaluate and consummate acquisitions.

v

SUMMARY

              The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully and should consider, among other things, the matters set forth under "Risk Factors," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our and our predecessor's financial statements and related notes thereto appearing elsewhere in this prospectus.

              Unless the context provides otherwise, references herein to "we," "our," "our company" and "Yield" refer to Yield Inc., together with its consolidated subsidiaries after giving effect to the Organizational Structure (as defined herein), including Yield LLC and Yield Operating LLC. References herein to "cash available for distribution" refer to amounts available for distribution to all Yield LLC unitholders (including Class B unitholders), unless the context otherwise requires.

About Yield Inc.

              We are a dividend growth-oriented company formed to serve as the primary vehicle through which NRG Energy, Inc. (NYSE: NRG) will own, operate and acquire contracted renewable and conventional generation and thermal infrastructure assets. We believe we are well positioned to be a premier company for investors seeking stable and growing dividend income from a diversified portfolio of lower-risk high-quality assets. We intend to take advantage of favorable trends in the power generation industry including the growing construction of contracted generation that can replace aging or uneconomic facilities in competitive markets and the demand by utilities for renewable generation to meet their state's RPS. To that end, we believe that Yield Inc.'s cash flow profile, coupled with its scale, diversity and low cost business model, will offer us a lower cost of capital than that of a traditional independent power producer and provide us with a significant competitive advantage to execute our growth strategy.

              With this business model, our objective is to pay a consistent and growing cash dividend to holders of our Class A common stock that is sustainable on a long-term basis. We expect to target a payout ratio of 100% of the cash distributions received from our membership interest in Yield LLC subsidiaries. Yield LLC will be obligated to distribute all the cash available for distribution, which will be calculated net of reserves for the prudent conduct of our business. We will focus on high-quality, newly constructed and long-life facilities with credit-worthy counterparties that we expect will produce stable long term cash flows. Based on our forecast and the related assumptions, which includes projected cash flows from the completion of CVSR, we expect to generate cash available for distribution that would enable us to increase our quarterly dividend by 20% from our initial amount by the end of 2014. We further believe that, given our expected ability to acquire assets with characteristics similar to those in our current portfolio, including the NRG ROFO Assets, we will have the opportunity to grow our cash available for distribution in a manner that would allow us to further increase our cash dividends over time. Prospective investors should read "Cash Dividend Policy," including our financial forecast and related assumptions, and "Risk Factors," including the risks and uncertainties related to our forecasted results, completion of construction and acquisition opportunities, in their entirety.

              Pursuant to our cash dividend policy, we intend to pay a cash dividend each quarter to holders of our Class A common stock. Our initial quarterly dividend will be set at $            per share of Class A common stock, or $            per share on an annualized basis. Our cash dividend policy reflects a basic judgment that holders of our Class A common stock will be better served by distributing all of the cash distributions received from Yield LLC each quarter in the form of a quarterly dividend rather than retaining it. See "Cash Dividend Policy."

              Upon the consummation of this offering, (i) holders of our Class A common stock will collectively own 100% of the economic interests in us and hold 30% of the voting power in us; (ii) NRG will own (a) all of our outstanding Class B common stock, or 70% of the voting power in us, and (b) approximately 70% of Yield LLC's outstanding membership units, entitling NRG to 70% of the cash distributions from Yield LLC; (iii) Yield Inc. will become the sole managing member of Yield LLC, hold approximately 30% of Yield LLC's outstanding membership units and be entitled to 30% of the cash distributions from Yield LLC; and (iv) Yield LLC will be obligated to distribute to its unit holders all of the cash available for distribution that is generated each quarter, which will be calculated net of reserves for the prudent conduct of our business.

About NRG

              NRG Energy, Inc. is a Fortune 500 and S&P 500 Index company with dual headquarters in Princeton, NJ and Houston, TX, and significant management presence in the East, Gulf Coast, and West regions of the United States. Following the completion of its merger with GenOn Energy Inc. (the "GenOn Merger") in December 2012, NRG became the nation's largest competitive power generator with approximately 47,000 MW of fossil fuel, nuclear, solar and wind capacity at almost 100 generating facilities located in 18 states, enough to supply electricity to nearly 40 million homes. In addition, NRG provides retail electricity and energy services directly to more than two million customers.

              NRG is at the forefront of changing how people think about and use energy and is a pioneer in developing cleaner and smarter energy choices for its customers, whether as one of the largest solar power developers in the country, by building the first privately funded electric vehicle charging infrastructure or by giving customers the latest smart energy solutions to better manage their energy use. With these investments, NRG is working to help the United States transition to a clean energy economy.

Purpose of Yield

              Through this offering, NRG and Yield intend to create enhanced value for holders of our Class A common stock by seeking to achieve the following objectives:

    •
    gain access to an alternative investor base with a more competitive source of equity capital that would help accelerate our long-term growth and acquisition strategy and optimize our capital structure;

    •
    highlight the value inherent in our contracted conventional and renewable generation and thermal infrastructure assets by separating them from other NRG non-contracted assets; and

    •
    create a pure-play public issuer with operating, financial and tax characteristics that we believe will appeal to dividend growth-oriented investors seeking exposure to the contracted power sector.

Current Operations

              We own a diversified portfolio of contracted renewable and conventional generation and thermal infrastructure assets in the United States. Our contracted generation portfolio includes three natural gas or dual-fired facilities, eight utility-scale solar and wind generation facilities and two portfolios of distributed solar facilities that collectively represent 1,324 net MW. Each of these assets sells substantially all of its output pursuant to long-term, fixed price offtake agreements to credit-worthy counterparties. The average remaining contract life, weighted by MWs, of these offtake agreements was approximately 16 years as of March 31, 2013. Our CVSR facility is in the final stage of construction with an expected COD of October 2013. We also own thermal infrastructure assets with an aggregate steam and chilled water capacity of 1,098 net MWt and electric generation capacity of 123 net MW. These thermal infrastructure assets provide steam, hot water and/or chilled water, and in some instances electricity, to commercial businesses, universities, hospitals and governmental units in ten locations, principally through long-term contracts or pursuant to rates regulated by state utility commissions.

              Our forecasted net MW and cash available for distribution for the twelve months ending June 30, 2015, which reflects the first full twelve months of operation of our portfolio including the electric generation facility currently under construction, are as follows:

(1)
Excludes the 1,098 net MWt of steam and chilled water generating capacity.

              Our annual forecasted cash available for distribution for the twelve months ending June 30, 2014 and the twelve months ending June 30, 2015 based on our current assets are as follows:

Cash Available for Distribution From Our Assets(1)

(1)
Chart figures include $7 million of corporate expense to reflect forecasted payments to NRG under the Management Services Agreement.

              See "Cash Dividend Policy" for additional information regarding our forecasted net MW and cash available for distribution through the twelve months ending June 30, 2014 and 2015, and the related forecast assumptions and risks.

Our Growth Strategy

              We intend to utilize the significant experience of our management team to take advantage of what we believe are favorable industry and market dynamics as we execute our growth strategy. In addition to the opportunities to increase our cash available for distribution upon the COD of our CVSR facility, we expect to have the opportunity to increase our cash available for distribution and, in turn, dividend per share by acquiring additional assets from NRG, including those available to us under the ROFO Agreement, and to pursue additional acquisition opportunities that are complementary to our business from persons other than NRG. The ROFO Agreement will provide us with the right of first offer to acquire the NRG ROFO Assets, as set forth in the following table, should NRG seek to sell any of these assets. We believe that the NRG ROFO Assets possess characteristics similar to those of our initial asset portfolio including, among others, long-term offtake agreements with credit-worthy counterparties, limited or no commodity price risk, newly constructed assets with long useful lives and low emissions profile.

ROFO Assets	Fuel Type	Net Capacity (MW)(1)	Expected COD	Term/Offtaker
Remaining NRG CVSR Interest	Solar	128	2013	25 year/PG&E
NRG's Ivanpah Solar Interest (49.95%)(2)	Solar	193	2013	20-25 year/PG&E and SCE
El Segundo	Natural Gas	550	2013	10 year/SCE
TA High Desert	Solar	20	2013	20 year/SCE
RE Kansas South	Solar	20	2013	20 year/PG&E
NRG Agua Caliente Interest (51%)(3)	Solar	148	2014	25 year/PG&E

Total		1,059

(1)
Represents the maximum, or rated, electricity generating capacity of the facility in MW multiplied by NRG's percentage ownership interest in the facility as of the date of this prospectus.

(2)
Remaining 50.05% of Ivanpah is owned by NRG, Google Inc. and BrightSource Energy, Inc.

(3)
Remaining 49% of Agua Caliente is owned by MidAmerican Energy Holdings Inc.

              Under the ROFO Agreement, however, NRG will not be obligated to sell the NRG ROFO Assets and, therefore, we do not know when, if ever, these assets will be offered to us. In addition, in the event that NRG elects to sell such assets, NRG will not be required to accept any offer we make to acquire any NRG ROFO Asset or, following the completion of good faith negotiations with us, may choose to sell such assets to a third party or not sell the assets at all.

              NRG has informed us of its intention for Yield Inc. to serve as its primary vehicle for owning, operating and acquiring contracted renewable and conventional generation and thermal infrastructure assets. NRG will assist us in the pursuit of such acquisitions by presenting us with such opportunities and allocating resources as will be defined in the Management Services Agreement. In general, we do not expect to acquire assets that are in development or early stages of construction, and expect NRG to continue to pursue these opportunities for its own account. Under the Management Services Agreement, NRG will not be prohibited from acquiring or operating renewable and conventional generation and thermal infrastructure assets that are contracted. See "Risk Factor—Risks Related to Our Relationship with NRG".

              NRG has also informed us that it intends to continue to pursue the development and construction of its currently-owned brownfield sites, where applicable, into electric generation assets and once completed it may decide to offer them for sale to us.

Our Operations

              The following table provides an overview of our assets:

			Capacity		Offtake agreements
Assets(1)	Location	COD(2)	Rated MW(3)	Net MW(4)	Contracted Volume(5)	Counterparty	Counterparty Credit Rating(6)	Expiration
Conventional
GenConn Devon	Connecticut	June 2010	190	95	100%	Connecticut Light & Power	A-/Baa2/BBB+	2040
GenConn Middletown	Connecticut	June 2011	190	95	100%	Connecticut Light & Power	A-/Baa2/BBB+	2041
Marsh Landing	California	May 2013	720	720	100%	Pacific Gas & Electric	BBB/A3/BBB+	2023

			1,100	910

Utility Scale Solar
Blythe	California	December 2009	21	21	100%	Southern California Edison	BBB+/A3/A-	2029
Roadrunner	New Mexico	August 2011	20	20	100%	El Paso Electric	BBB/Baa2/NR	2031
Avenal	California	August 2011	45	23	100%	Pacific Gas & Electric	BBB/A3/BBB+	2031
Avra Valley	Arizona	December 2012	25	25	100%	Tucson Electric Power	BB+/Baa3/BBB-	2032
Alpine	California	January 2013	66	66	100%	Pacific Gas & Electric	BBB/A3/BBB+	2033
Borrego	California	February 2013	26	26	100%	San Diego Gas and Electric	A/A2/A-	2038
CVSR	California	October 2013	250	122	100%	Pacific Gas & Electric	BBB/A3/BBB+	2038

			453	303

Distributed Solar
AZ DG Solar Projects	Arizona	December 2010-January 2013	5	5	100%	Various public entities		2025-2033
PFMG DG Solar Projects	California	October 2012-December 2012	9	5	100%	Various public entities		2032

			14	10

Wind
South Trent Wind Farm	Texas	January 2009	101	101	100%	AEP Energy Partners	BBB/NR/BBB(7)	2029

			101	101

Total Conventional, Solar and Wind			1,668	1,324
Thermal Energy
Minneapolis	Minnesota	1993(8)	334	334	100%	Approx. 100 steam customers; long-term contracts
			141	141		Approx. 50 chilled water customers; long-term contracts
San Francisco	California	1995(8)	133	133	100%	Approx. 175 steam customers; regulated rates
			87	87		Approx. 25 steam customers; long-term contracts/regulated rates
Pittsburgh	Pennsylvania	1995(8)	46	46	100%	Approx. 25 chilled water customers; long-term contracts/regulated rates
San Diego	California	1997(8)	26	26	100%	Approx. 20 chilled water customers; long-term contracts
Dover	Delaware	2000(8)	22	22	100%	Kraft Foods Inc. and Procter & Gamble Company; three-year contracts
Harrisburg	Pennsylvania	2000(8)	129	129	100%	Approx. 140 steam customers; regulated rates
			8	8		3 chilled water customers; long-term contracts
Phoenix	Arizona	2010(8)	134	134	100%	Approx. 30 chilled water customers; long-term contracts
Princeton	New Jersey	2012	21	21	100%	Princeton HealthCare System; long-term contract
			17	17		Princeton HealthCare System; long-term contract

Total Steam			726	726
Total Chilled Water			372	372

Total Thermal Energy			1,098	1,098

Thermal Generation
Paxton	Pennsylvania	2000(8)	12	12		Power sold into PJM markets
Princeton	New Jersey	2012	5	5		Excess power sold into local grid
Dover	Delaware	2013	106	106		Power sold into PJM markets

Total Thermal Generation			123	123

(1)
For more information about, and a description of, each of our assets, see "—Organizational Structure" and "Business—Our Operations."

(2)
Represents date of actual or anticipated commencement of commercial operations, as applicable, unless otherwise indicated.

(3)
For conventional, solar, wind and thermal generation, rated capacity represents the maximum generating capacity of a facility. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus. For thermal energy, rated capacity represents MWt for steam or chilled water.

(4)
Net capacity represents the maximum, or rated, generating capacity of the facility multiplied by our percentage ownership interest in the facility as of the date of this prospectus.

(5)
Represents the percentage of a facility's total estimated average annual capacity contracted under offtake agreement or other agreements.

(6)
Reflects the counterparty's issuer credit ratings issued by Standard & Poor's Ratings Services ("S&P")/Moody's Investors Service Inc. ("Moody's")/Fitch Ratings Ltd. ("Fitch") as of the date of this prospectus.

(7)
Reflects the issuer credit ratings for American Electric Power Company, Inc., as guarantor of the related PPA.

(8)
Represents year NRG acquired 100% ownership of these assets.

              Our assets and operations are organized into the following four segments:

              Conventional Operations:    Our conventional operations consist of 910 net MW of natural gas and dual-fired generation assets, Marsh Landing and GenConn, located in the West and Northeast regions of the United States, respectively. GenConn is a 50/50 joint venture with The United Illuminating Company ("UIL") and consists of two dual-fuel (natural gas and oil) simple-cycle generation facilities, located in Devon and Middletown, Connecticut. Each GenConn facility has a rated capacity of 190 MW, or 95 net MW. GenConn has two 30-year regulated CfD agreements, with Connecticut Light & Power ("CL&P") that provide for an allowable floor of 9.75% regulated rate of return on invested capital and an allowable return on equity of 9.75%. In May 2013, we completed the construction of the 720 net MW Marsh Landing natural gas-fired peaking generation facility on a brownfield site near the city of Antioch, California. Marsh Landing sells all the energy and capacity it generates and ancillary products and services to Pacific Gas and Electric ("PG&E") under a 10-year tolling agreement.

              Utility Scale Solar Operations:    Our seven utility-scale solar generation assets generate electricity through the use of photovoltaic panels, with each facility equal to or exceeding 20 MW and collectively totaling 303 net MW of capacity. These facilities are located in Arizona, California and New Mexico, all states with attractive solar resources. These facilities have long-term offtake agreements with credit-worthy counterparties, consisting primarily of investment grade regulated electric utilities, with a weighted average remaining contract life of over 22 years as of March 31, 2013. In addition, all of these facilities have secured long-term debt financing as of March 31, 2013. As of March 31, 2013 our Alpine, Avenal, Avra Valley, Blythe, Borrego, and Roadrunner facilities, representing a total of 203 rated MW, were in operation and generating cash flows. Our utility-scale solar generation facilities also include a 48.95% ownership interest in CVSR, a 250 rated MW solar generation facility under construction in California. CVSR began construction of its four phases in September 2011. As of March 31, 2013, three of its phases totaling 127 rated MW had achieved COD and were generating electricity under CVSR's two 25-year PPAs with PG&E with total project construction approximately 90% complete as of April 30, 2013. We anticipate CVSR's final phase will reach COD in October 2013. CVSR's project-level financing includes a $1.2 billion construction and permanent financing facility guaranteed by the U.S. Department of Energy ("DOE"), as described in "Business—Our Operations—CVSR—Project-Level Financing." We intend to utilize draws under CVSR's DOE committed construction facility and to use a portion of the proceeds retained by us from this offering to fund our required capital contributions to pay for our portion of CVSR's remaining construction costs. We expect the asset will be fully financed following completion of this offering. The remaining 51.05% ownership interest in CVSR is held by NRG and will be subject to the ROFO Agreement should NRG seek to sell its remaining interest.

              Distributed Solar Operations:    Our distributed solar generation facilities, which we generally define as facilities of less than 20 MW in operating capacity, each generate electricity through the use of photovoltaic panels. Our customers for these facilities are located in California and Arizona and primarily include governmental offtakers which are predominately of investment grade quality with offtake terms ranging from 15 to 20 years. Our distributed solar generation facilities are deployed either on the customer's roof, parking facilities (as a canopy) or as ground mounted (open space) installations. We intend to finance the acquisition of future distributed solar generation facilities through proceeds from new equity offerings, the use of cash on hand or through various project financing structures or "portfolios." Our distributed solar assets include two portfolios—a 100% membership interest in various facilities in Arizona (collectively, the "AZ DG Solar Projects") and a 51% membership interest in various facilities in California (collectively, the "PFMG DG Solar Projects"). Each of the AZ DG Solar Projects and the PFMG DG Solar Projects consists of multiple sites with an aggregate 5 net MW.

              Wind Operations:    Our wind operations are comprised of the 101 MW South Trent wind farm located near Sweetwater, Texas. It consists of 44 Siemens 2.3 MW wind turbines capable, at rated capacity, of powering approximately 80,000 homes. Our South Trent generation asset has a 20-year PPA with AEP Energy Partners, Inc., a subsidiary of American Electric Power Company, Inc. NRG acquired South Trent in June 2010 and financed the acquisition through a long-term non-recourse term loan which we will retain. See "Business—Our Operations-Wind-South Trent-Project-Level Financing" for additional information regarding this term loan.

              Thermal Operations:    Our thermal operations are comprised of district energy systems and combined heat and power plants (collectively, "Energy Centers") that utilize an energy-efficient, environmentally sound method of heating and cooling buildings. These Energy Centers produce steam, hot water and/or chilled water and in some instances, electricity at a central plant. The steam or water is then piped underground to individual buildings within a specific area for heating, cooling or industrial use. We have eight Energy Centers located in Arizona, California, Delaware, Minnesota, New Jersey and Pennsylvania totaling approximately 1,098 net MWt in capacity. We also operate five power generation and/or thermal facilities on behalf of customers under long term operating agreements. Our thermal contracts are long-term, typically 20 years at initiation, and have negotiated rates and/or have rates that are regulated by the applicable state public utility commission. We have over 550 steam and chilled water customers, with no one customer expected to account for more than 10% of our estimated 2013 thermal revenue. Electricity produced by the 123 net MW of our thermal generation assets is either sold to customers under contracts or to the local power grid. A majority of our projected gross margins from our thermal generation assets for the twelve months ending June 30, 2014 and 2015 are attributable to expected payments for electric capacity resources sold through the reliability pricing model ("RPM") auctions administered by PJM Interconnection, L.L.C. ("PJM"). On June 1, 2013, the conversion of the Dover Energy Center ("Dover") coal-fired turbine to a natural gas-fired turbine was completed. The natural gas-fired turbine supplies steam to the existing steam turbine in a combined cycle mode.

Industry Overview

The U.S. Electric Power Industry

              The electric power industry is one of the largest industries in the United States, with an estimated end-user market of approximately $341 billion in electricity sales in 2012 based on information published by the Edison Electric Institute ("EEI").

    Growth of Natural Gas and Renewable Generation Resources

              Recently, industry participants in the United States have increasingly transitioned to building natural gas-fired and renewable generation resources in response to more stringent environmental regulations, expectations for the continued relative abundance of low cost natural gas and supportive federal and state incentives and policy initiatives. EEI estimates that 30.4 gigawatts of new generation capacity was added in the United States in 2012. Natural gas-fired and renewable generation assets were the two largest contributors of the capacity growth within the U.S. power generation industry, contributing 29.1% and 50.2%, respectively. According to EEI, solar generation represented the fastest growing segment with respect to capacity additions within the U.S. power generation industry from 2008 to 2012. In 2008, capacity additions of solar generation accounted for approximately 305 MW. In

2012, such additions accounted for approximately 2,882 MW. In its "Annual Energy Outlook 2012," the U.S. Energy Information Administration ("EIA") of the DOE forecasts in its reference case that 60% and 29% of all new electric generation capacity constructed in the U.S. between 2011 and 2035 will be comprised of natural gas-fired generation and renewable generation capacity, respectively.

              We believe that over time continued growth in renewable and natural gas-fired generation in the United States will be driven by the following factors.

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  Natural gas-fired and renewable generation resources are increasingly becoming the generation sources of choice. Over the last five years, natural gas production and estimates for natural gas reserves have increased substantially in the U.S., fueled by new drilling technologies that have provided producers access to shale deposits on a cost effective basis. Recently, the American Gas Association reported that at current rates of production the assessed volume of proven reserves and estimated undiscovered resources point to approximately 100 years of U.S. natural gas supplies. Such abundance of low-cost natural gas in North America presents a unique opportunity to replace aging electric generation facilities using a domestic fuel source that is cost effective and has a low environmental impact. According to the EIA, the decrease in delivered natural gas prices, coupled with highly efficient combined-cycle natural gas-fired generation facilities, have already resulted in coal-to-gas fuel switching. In addition, advancements in renewable generation technologies over the last decade continue to enhance renewable generation's competitiveness, as a complement to natural gas-fired generation, and provide a cost competitive solution to generate electricity while satisfying more stringent environmental standards. According to McKinsey & Company, the cost of solar photovoltaic modules has decreased from more than $4 per watt-peak in 2008 to just under $1 per watt-peak by January 2012. In addition, according to the DOE, wind turbine prices have decreased as much as 33% or more since late 2008. We believe that these price reductions have enhanced the cost competitiveness of renewable generation as an increasingly cost-competitive source of electricity production. In addition, technological advancements such as advanced trackers, taller towers and thinner blades have improved the capacity factors and the output efficiency of these generation resources.

  •
  Aging power plants face economic and regulatory challenges. The average age of the coal fleet in the United States is over 35 years, weighted by MW. Many smaller, older, and less efficient coal-fired plants are increasingly facing regulatory pressures to undertake significant capital expenditures to comply with environmental regulations. These regulatory pressures, coupled with low natural gas prices, are accelerating the retirement of coal-fired generation plants as they become less competitive as compared to other types of generation, including natural gas and renewables. According to the Brattle Group, as of July 2012, approximately 30 GW of coal-fired generation capacity, which represents roughly 10% of the existing coal-fired generation capacity in the U.S., had announced plans to retire by 2016. Additionally, a number of nuclear facilities in the United States face difficult license renewals, or are planned for decommissioning.

  •
  New nuclear projects delayed or halted. Following the Fukushima Dai-ichi nuclear disaster in Japan and in light of on-going uncertainties over waste disposal, public concern over new nuclear construction has increased. In addition, we believe tightening safety criteria and procedures will increase costs to build and operate nuclear facilities. We believe that these issues, coupled with the current low natural gas price environment, have delayed or halted most new nuclear development activities in the United States. Based on reports from the Nuclear Energy Institute, we believe future additions will remain modest for the next decade and will most likely come from life extensions of existing nuclear plants, uprates of existing nuclear reactors and a small number of new builds. As of March 31, 2013, there were only three nuclear generation facilities under construction in the United States, all of which involve the construction of additional units on existing nuclear-fired generation sites.

We believe that the retirement of these types of facilities and the delays of new nuclear projects combined with the increasingly cost-competitive alternatives of natural gas-fired and renewable generation assets, will create opportunities to grow our portfolio of contracted generation assets in the future.

•
Government incentives for renewables. U.S. federal, state and local governments have established various incentives and financial mechanisms to reduce the cost and to accelerate the adoption of renewable generation facilities. These incentives include accelerated tax depreciation and 50% bonus depreciation for eligible renewable generation facilities, as well as tax credits, cash grants and rebate programs. These incentives help catalyze private sector investments in renewable generation and efficiency measures, including the installation and operation of both solar and wind energy generation facilities. The federal government provides an uncapped investment tax credit ("ITC"), that allows a taxpayer to claim a credit of 30% of qualified expenditures for a solar power facility that is placed in service on or before December 31, 2016. This credit is scheduled to be reduced to 10% effective January 1, 2017. Many state governments, investor-owned utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentives for the installation and operation of a solar generation facility or energy efficiency measures. Twenty-nine states have adopted RPS that requires regulated retail electric utilities to procure a specified percentage of total electricity delivered to retail customers in the state from eligible renewable generation resources, such as solar generation facilities, by a specified date. We have and expect to continue to avail ourselves of these government incentives which we believe improve and enhance our cash returns.

    Continued Acquisition Opportunities for Natural Gas and Renewable Generation Assets

              We believe there will continue to be acquisition opportunities for natural gas-fired generation and renewable energy in the United States. According to EIA's Electric Power Annual 2011 report, there were approximately 1,153 gigawatts of nameplate capacity in the United States. Also, according to SNL Financial LC, from 2008 to 2012, unregulated generation assets representing 90 gigawatts of generation capacity have been bought or sold on terms that are publicly disclosed, of which approximately 22 gigawatts were contracted, generating assets. Many of these transactions involved financial sponsors as acquirers and/or contracted assets under development or construction that have been sold by independent project developers during the same period. A significant number of these contracted assets possess characteristics that are attractive to us, such as long-term offtake contracts with credit-worthy counterparties, natural gas-fired and renewable energy generation capabilities and favorable tax profiles. We expect assets with similar attributes to be available in the future as potential acquisition targets to us as most financial sponsors have investment funds with relatively short lives and independent project developers, in particular smaller developers, seek sources of capital to construct their project or monetize their existing investment given their lack of expertise in operating electric generation assets.

The U.S. Thermal Power Industry

              District energy systems produce steam, hot water and/or chilled water at a central plant and then pipe that thermal energy out through an underground dedicated piping network to heat or cool buildings in a given area. District energy systems can reduce energy costs and greenhouse gas emissions, while freeing up valuable space in customer buildings by centralizing production equipment and, through economies of scale and equipment management, optimizing the use of fuels, power and resources.

              In North America, district energy systems are typically located in dense urban settings in the central business districts of larger cities, on university or college campuses, on hospital or research campuses and on military bases and airports. District energy systems typically serve "clusters" of buildings, which are sometimes commonly owned, as in the case of a private or public university campus or hospital. The number of customer buildings served by a typical district energy system may range from as few as three or four in the early stages of new system development to over 1,000 buildings in the largest district energy systems.

              The district energy space is tracked by the growth of new customer buildings and the square footage from reporting systems on an annual basis. Based on information provided by International District Energy Association ("IDEA") members, since 1990 over 518 million square feet of new customer space has been committed or connected to district energy systems, averaging approximately 24.7 million square feet per year.

Our Business Strategy

              Our primary business strategy is to increase the cash dividends that we intend to pay to holders of our Class A common stock over time while ensuring the ongoing stability of our business. Our plan for executing this strategy includes the following key components:

              Focus on contracted renewable energy and conventional generation and thermal infrastructure assets.    We intend to focus on owning and operating renewable energy and natural gas-fired generation, thermal and other infrastructure assets with proven technologies, low operating risks and stable cash flows consistent with the characteristics of our current portfolio. We believe by focusing on this core asset class and leveraging our industry knowledge, we will maximize our strategic opportunities, be a leader in operational efficiency and maximize our overall financial performance.

              Capitalizing on embedded growth opportunities associated with our existing assets.    We are completing the construction of CVSR, a 250 MW utility-scale photovoltaic solar generation facility located in San Luis Obispo County, California, that is subject to two 25-year PPAs with PG&E. We own a 48.95% membership interest in CVSR, representing 122 net MW. As of April 30, 2013, three phases of CVSR totaling 127 rated MW had been completed and were generating electricity, with the final phase, representing an additional 123 rated MW, on schedule to reach COD in October 2013. As of April 30, 2013, construction of the CVSR project was approximately 90% complete. Upon completion, we expect CVSR to substantially increase our cash available for distribution. See "Risk Factors—Risks Related to Our Business—We may incur additional costs or delays in completing the construction of certain of our electric and thermal generation facilities, and may not be able to recover our investment in or complete such facilities."

              Growing our business through acquisitions.    We believe that our base of operations and relationship with NRG provide a platform in the power generation and thermal sectors for strategic growth through cash accretive and tax advantaged acquisitions complementary to our existing portfolio. NRG has granted us a right of first offer to acquire the NRG ROFO Assets that it may elect to sell within the five years following the completion of this offering. In addition, we expect to have significant opportunities to acquire other generation assets developed and constructed by NRG in the future as well as generation and thermal infrastructure assets from third parties where we believe our knowledge of the market, operating expertise and access to capital provides us with a competitive advantage.

              Focus on the United States.    We intend to focus our investments in the United States and its unincorporated territories. We believe that industry fundamentals in the United States present us with significant opportunity to acquire renewable, natural gas-fired generation and thermal infrastructure assets, without creating exposure to currency and sovereign risk. By focusing our efforts in the United States, we believe we will best leverage our regional knowledge of power markets, industry relationships and skill sets to maximize value for our stockholders.

              Maintain sound financial practices to grow our dividend.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure to enable us to increase our dividend over time and serve the long-term interests of our stockholders. Our financial practices will include our risk and credit policy focused on transacting with credit-worthy counterparties; our financing policy, which will focus on seeking an optimal capital structure through various capital formation alternatives to minimize interest rate and refinancing risks, ensure stable long-term dividends and maximize value; and our dividend policy, which is based on distributing all or substantially all of our cash available for distribution each quarter. See "Cash Dividend Policy." We intend to evaluate various alternatives for financing future acquisitions and refinancing of our existing project-level debt, in each case, to reduce the cost of debt, extend maturities and maximize our cash available for distribution. While in the past we have financed our projects on a non-recourse basis to us, upon completion of this offering, we believe we will have additional flexibility to seek alternative financing arrangements, including, but not limited to, debt financings at a holding company level.

Our Competitive Strengths

              We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

              Stable, high quality cash flows with attractive tax profile.    Our facilities have a highly stable, predictable cash flow profile consisting of predominantly long-life electric generation assets that sell electricity under long-term fixed priced contracts or pursuant to regulated rates with credit-worthy counterparties. Additionally, our facilities have minimal fuel risk. For our three conventional assets, fuel is provided by the toll counterparty or the cost thereof is a pass-through cost under the CfD. Renewable facilities have no fuel costs, and most of our thermal infrastructure assets have contractual or regulatory tariff mechanisms for fuel cost recovery. The offtake agreements for our conventional and renewable generation facilities have a weighted-average remaining duration of approximately 16 years based on net capacity under contract, providing long-term cash flow stability. Our generation offtake agreements for rated counterparties for whom credit ratings are available have a weighted-average Moody's rating of A3 based on rated capacity under contract. Based on our current portfolio of assets, we do not expect to pay significant federal income tax for a period of approximately ten years. All of our assets are in the United States and accordingly we have no currency or repatriation risks. See "Risk Factors—Tax Risks—Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income" and "Risk Factors—Tax Risks—Our ability to use NOLs to offset future income may be limited."

              High quality, long-lived assets with low operating and capital requirements.    We benefit from a portfolio of relatively newly constructed assets, with all of our conventional and renewable assets either having achieved COD within the past four years or in the late stages of construction. Our assets are comprised of proven and reliable technologies, provided by leading original equipment manufacturers ("OEMs") such as General Electric ("GE"), Siemens AG, SunPower Corporation ("SunPower") and First Solar Inc. ("First Solar"). Given the modern nature of our portfolio, which includes a substantial number of relatively low operating and maintenance cost solar generation assets, we expect to achieve high fleet availability and expend modest maintenance-related capital expenditures. Additionally, with the support of services provided by NRG, we expect to continue to implement the same rigorous preventative operating and management practices that NRG uses across its fleet of assets. In 2012, NRG achieved its best safety performance with a 0.52 OSHA recordable rate, well within the top decile plant operating performance for its entire fleet, based on applicable Occupational Safety and Health Administration ("OSHA") standards. We estimate our solar portfolio has a weighted average remaining expected life (based on rated MW) of approximately 29 years.

              Significant scale and diversity.    We are the owner and operator of a large and diverse portfolio of contracted electric generation and thermal infrastructure assets. Our 1,324 net MW contracted generation portfolio, consisting of eleven assets and two distributed solar generation portfolios, benefits from significant diversification in terms of technology, fuel type, counterparty and geography. Our thermal business consists of eight Energy Centers and has over 550 steam and chilled water customers. We expect that our conventional and renewable generation and thermal infrastructure assets will contribute 42%, 42% and 16%, respectively, of cash available for distribution for the twelve month period ending June 30, 2015. We believe our scale and access to best practices across our fleet improves our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics. Furthermore, our diversification reduces our operating risk profile and our reliance on any single market.

              Our Relationship with NRG.    We believe our relationship with NRG, including NRG's expressed intention to maintain a controlling interest in us, provides us with significant benefits, including management and operational expertise, and future growth opportunities. Our executive officers have considerable experience in owning and operating, as well as developing, acquiring and integrating, generation and thermal infrastructure assets, with on average over 15 years in the energy sector:

    •
    NRG Management and Operational Expertise. We have access to the significant resources of NRG, the largest competitive power generator in the United States, to support the operational, finance, legal, regulatory and environmental aspects, and growth strategy of our business. As such, we believe we avail ourselves of best-in-class resources, including management and operational expertise.

    •
    NRG Asset Development and Acquisition Track Record. Over the last five years, excluding assets acquired in the GenOn Merger, NRG has constructed, is constructing or has acquired eight conventional assets totaling 2,420 MW, nine utility scale solar assets totaling 1,113 MW, four wind assets totaling 451 MW and 40 MW of distributed solar facilities (some of which are nearing the final stages of construction as described in this prospectus). In addition, NRG acquired the 134 MWt Phoenix Energy Center and recently constructed the 38 MWt Princeton Energy Center. NRG's growth is supported by considerable development and strategic teams, including over 71 professionals focused on the development and acquisition of renewable generation assets, as well as approximately 6,000 MW of conventional and other renewable projects under development as of March 31, 2013.

    •
    NRG Financing Experience. We believe NRG has demonstrated a successful track record of sourcing attractive low-cost, long duration capital to fund project development and acquisitions. Since 2009, NRG has raised approximately $6 billion in long-term non-recourse project financing for over 15 projects from financial institutions and institutional debt markets as well as under the DOE loan guarantee program. We expect that we will realize significant benefits from NRG's financing and structuring expertise as well as its relationships with financial institutions and other lenders.

              As discussed below in "—Our Agreements with NRG—ROFO Agreement," we will enter into an agreement with NRG that will provide us with the right of first offer on six assets that if acquired would add approximately 1,059 MW of net capacity to our portfolio and significantly grow our cash available for distribution. We also expect to have the opportunity to acquire additional assets NRG develops or acquires in the future.

              Environmentally well-positioned portfolio of assets.    On a net capacity basis, our portfolio of electric generation assets consists of 414 net MW of renewable generation capacity that are non-emitting sources of power generation. Our conventional assets consist of the dual fuel-fired (natural gas and oil) GenConn assets as well as the Marsh Landing simple cycle natural gas-fired peaking generation facility. We do not anticipate having to expend any significant capital expenditures in the foreseeable future to comply with current environmental regulations applicable to our generation assets. Taken as a whole, we believe our strategy will be a net beneficiary of current and potential environmental legislation and regulatory requirements that may serve as a catalyst for capacity retirements and improve market opportunities for environmentally well-positioned assets like ours once our current offtake agreements expire.

              Thermal infrastructure business has high entry costs.    Significant capital has been invested to construct our thermal infrastructure assets, serving as a barrier to entry in the markets in which such assets operate. As of March 31, 2013, our thermal gross property plant and equipment was approximately $358 million. Our district energy centers are located in urban city areas, with our chilled water and steam delivery systems located underground. Constructing underground delivery systems in urban areas requires long lead times for permitting, rights of way and inspections and is costly. By contrast our incremental cost to add new customers in existing markets is relatively low.

              Once we have established an Energy Center, we believe we have the ability to retain customers over long periods of time and to compete effectively for additional business against stand-alone on-site heating and cooling generation facilities. Installation of stand-alone equipment can require significant modification to a building as well as significant space for equipment and funding for capital expenditures. Our system technologies often provide economies of scale in terms of fuel procurement, ability to switch between multiple types of fuel to generate thermal energy, and fuel conversion efficiency. Our top ten thermal customers, which make up over 20% of our estimated revenue for the twelve months ended March 31, 2013, have had a relationship with us for on average over 20 years. We believe that the significant capital investment, long lead times for construction and expertise required to operate thermal assets constitute significant costs for new competitors. As a result of these high entry costs, in most of the urban areas in which we operate, we are the only third party provider of thermal energy.

Our Agreements with NRG

              The following agreements will be entered into subsequent to negotiations between affiliated parties and, consequently, may not be as favorable to us as they might have been if we had negotiated them with an unaffiliated third party. For a more comprehensive discussion of the agreements that we have entered into with NRG and certain of its affiliates, please see "Certain Relationships and Related Party Transactions." For a discussion of the risks related to our relationship with NRG, please read "Risk Factors—Risks Related to Our Relationship with NRG."

              Management Services Agreement.    Upon consummation of this offering, we will enter into the Management Services Agreement with NRG, as manager (the "Manager"), under which NRG will provide or arrange for the provision of operation, management and administrative services to us and our subsidiaries. Pursuant to the Management Services Agreement, we will pay a base management fee equal to approximately $1 million per quarter to the Manager. The base management fee will be subject to an inflation based adjustment annually beginning on January 1, 2014 at an inflation factor based on the year-over-year U.S. consumer price index ("CPI"). It will also be subject to adjustments following the consummation of future acquisitions (in an amount equal to 0.05% of the enterprise value of the acquired assets as of the acquisition closing date) and as a result of a change in the scope of services provided under the Management Services Agreement. See "Certain Relationships and Related Party Transactions—Management Services Agreement." In addition, many of our assets have entered into operations and administrative agreements with affiliates of NRG for their operating and administrative needs, which will remain in effect after the consummation of this offering and which are described in "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements."

              ROFO Agreement.    NRG has agreed to grant us a right of first offer on any proposed sale, transfer or other disposition of any of the NRG ROFO Assets for a period of five years following the completion of this offering. Under the terms of the ROFO Agreement, NRG will agree to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of an NRG ROFO Asset for which we have exercised our right of first offer. Under the ROFO Agreement, however, NRG will not be obligated to sell the NRG ROFO Assets and, therefore, we do not know when, if ever, these assets will be offered to us. In addition, in the event that NRG elects to sell such assets, NRG will not be required to accept any offer we make or, following the completion of good faith negotiations with us, may choose to sell the assets to a third party or not sell the assets at all. See "—Certain Relationships and Related Transactions—Right of First Offer."

              Conflicts of Interest.    While our relationship with NRG and its subsidiaries is a significant strength, it is also a source of potential conflicts. As discussed above, NRG or certain of its affiliates will provide certain services to us, including with respect to carrying out our day-to-day management and providing individuals to act as our senior officers. These same senior officers may help our board of directors evaluate potential acquisition opportunities presented by NRG under the ROFO Agreement. Notwithstanding the significance of the services to be rendered by NRG or its designated affiliates on our behalf in accordance with the terms of the Management Services Agreement or of the assets which we may elect to acquire from NRG in accordance with the terms of the ROFO Agreement or otherwise, NRG will not owe fiduciary duties to us or our stockholders. Any material transaction between us and NRG (including the proposed acquisition of any NRG ROFO Asset) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance, Conflicts and Nominating Committee. Those of our executive officers who will continue to have economic interests in NRG following the completion of this offering may be conflicted when advising our Corporate Governance, Conflicts and Nominating Committee or otherwise participating in the negotiation or approval of such transactions. See "Risk Factors—Risks Related to Our Relationship with NRG" and "Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Related-Person Transactions; Conflicts of Interest" and "Management—Committees of the Board of Directors-Corporate Governance, Conflicts and Nominating Committee" for a discussion of the risks associated with our organizational and ownership structure and corporate strategy for mitigating such risks.

Organizational Structure

              Yield Inc. is a Delaware corporation formed on December 20, 2012 by NRG to own and operate a portfolio of power generation assets and thermal infrastructure assets that have historically been owned and/or operated by NRG and its subsidiaries.

              Prior to the closing of this offering, through a series of transactions, NRG will contribute, or cause a subsidiary to contribute, the following assets of our accounting predecessor to Yield Operating LLC in exchange for            Yield LLC units (based on an initial public offering price of $      per share, midpoint of the range set forth on the cover page of this prospectus) (collectively, the "Asset Transfer"):

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    99% of NRG's interest in each of GenConn Middletown and GenConn Devon (collectively, "GenConn") and 100% of NRG's interest in the 720 rated MW Marsh Landing facility ("Marsh Landing"), each a "Conventional" asset as further described in the table set forth in "—Our Operations";

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    100% of NRG's interest in each of the following utility-scale solar generation facilities: (i) the 66 rated MW facility located in Los Angeles County, California ("Alpine"), (ii) the 25 rated MW Avra Valley Solar facility located in Pima County, Arizona ("Avra Valley"), (iii) the 21 rated MW Blythe Solar facility located in Riverside County, California

    ("Blythe"); (iv) the 26 rated MW Borrego Solar facility located in San Diego County, California ("Borrego"); and (v) the 20 rated MW Roadrunner Solar facility located in Dona Ana County, New Mexico ("Roadrunner");

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    99.9% of NRG's interest in the solar generation facilities comprising of Avenal, which constitutes a 50/50 joint venture partnership with Eurus Energy America ("Eurus") and which consists of Avenal Park (6 rated MW), Sun City (20 rated MW) and Sand Drag (19 rated MW) (collectively, "Avenal");

    •
    48.95% of NRG's interest in CVSR (and collectively with Alpine, Avra Valley, Blythe, Borrego, Roadrunner and Avenal, each a "Utility Scale Solar" facility as further described in the table set forth in "—Our Operations");

    •
    100% of NRG's interest in each of (i) the 5 rated MW solar generation systems for public entities in Arizona (the "AZ DG Solar Projects") and (ii) the 9 rated MW distributed solar generation assets which constitute a 51/49 joint venture partnership with PsomasFMG, LLC in Orange County, California (the "PFMG DG Solar Projects"), each a "Distributed Solar" asset as further described in the table set forth in "—Our Operations";

    •
    100% of NRG's interest in the 101 rated MW South Trent Wind Farm located in Nolan and Taylor Counties in Sweetwater, Texas ("South Trent"); as further described as "Wind" assets in the table set forth in "—Our Operations";

    •
    100% of NRG's interest in the eight district energy businesses located in Minneapolis, MN, San Francisco, CA, Harrisburg, PA, Phoenix, AZ, Pittsburgh, PA, San Diego, CA, Dover, DE and Princeton, NJ as further described as "Thermal Energy" assets in the table set forth in "—Our Operations";

    •
    100% of NRG's interest in two businesses which provide services under operating and maintenance contracts for facilities in Minneapolis, MN and Smyrna, DE; and

    •
    100% of NRG's interest in the three thermal power generation facilities located in Harrisburg, PA, Dover, DE and Princeton, NJ, as further described as "Thermal Generation" assets in the table set forth in "—Our Operations."

              After consummation of the Asset Transfer and prior to the closing of this offering:

    •
    we will amend and restate Yield Inc.'s certificate of incorporation to provide for both Class A common stock and Class B common stock, at which time NRG's interest in Yield Inc. (as Yield Inc.'s sole stockholder) will be converted into Class B common stock; and

    •
    we will amend Yield LLC's amended and restated operating agreement to provide for Class A units and Class B units whereby NRG's units will be automatically converted into Class B units and to make Yield Inc. the sole managing member of Yield LLC.

    Concurrently with the closing of this offering, based on an initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus:

    •
    we will issue            shares of our Class A common stock to the purchasers in this offering (or             shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

    •
    we will use approximately $         million of the net proceeds from this offering to purchase newly issued Class A units of Yield LLC, representing      % of Yield LLC's outstanding membership units;

    •
    Yield LLC will use such net proceeds for general corporate purposes, including to fund approximately $            of our required capital contributions to pay for our portion of CVSR's construction costs following the completion of this offering;

    •
    we will use approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the net proceeds of this offering to acquire Class A units of Yield LLC (which will be reclassified from Yield LLC Class B units in connection with such acquisition), representing approximately      % following the completion of this offering (or approximately      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of Yield LLC's outstanding membership units, from NRG;

    •
    Yield Operating LLC intends to enter into a new $60 million revolving credit facility which will remain undrawn at the closing of this offering; and

    •
    we will enter into the Management Services Agreement with NRG, pursuant to which, among other things, (i) NRG will provide certain operational services to us in support of our operations and various centralized corporate services; and (ii) the parties will agree to certain indemnification obligations.

              NRG's existing membership units in Yield LLC will be reclassified as "Class B units" and will represent 70% (or approximately 65.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of Yield LLC's outstanding membership units immediately following this offering. In addition, we will issue to NRG a number of shares of our Class B common stock equal to the number of Class B units of Yield LLC held by NRG immediately following this offering in exchange for the payment by NRG of the aggregate par value of such shares. Each share of Class B common stock will entitle NRG to one vote on matters to be voted on by our stockholders generally. For more information regarding the terms of our common stock, see "Description of Capital Stock."

              NRG may exchange its Class B units in Yield LLC for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the Exchange Agreement. When NRG exchanges a Class B unit of Yield LLC for a share of our Class A common stock: (i) we will issue NRG a share of our Class A common stock in exchange for the Class B unit; (ii) the Class B unit so exchanged will automatically convert into a Class A unit of Yield LLC issued to us; and (iii) we will automatically redeem and cancel a corresponding share of our Class B common stock. See "Certain Relationships and Related Party Transactions—Second Amended and Restated Operating Agreement of Yield LLC—Exchange Agreement."

              Immediately following the closing of this offering:

    •
    Yield Inc. will be a holding company and the sole material asset of Yield Inc. will be the Class A units of Yield LLC;

    •
    Yield Inc. will be appointed as the sole managing member of Yield LLC and will control the business and affairs of Yield LLC and its subsidiaries;

    •
    Yield Inc. will hold                        Class A units of Yield LLC representing approximately 30% of Yield LLC's total outstanding membership units (or                        and 34.5%, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

    •
    NRG will own                        Class B units of Yield LLC representing approximately 70% of Yield LLC's total outstanding membership units (or                        and 65.5%, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

    •
    NRG, through its ownership of our Class B common stock, will have 70% of the combined voting power of all of our common stock and, through its ownership of Class B units of Yield LLC, will hold approximately 70% of the economic interest in our business (or 65.5% of the combined voting power of our common stock and a 65.5% economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

    •
    the purchasers in this offering will own                        shares of our Class A common stock, representing 30% of the combined voting power of all of our common stock and, through our ownership of Class A units of Yield LLC, approximately 30% of the economic interest in our business (or 34.5% of the combined voting power of our common stock and a        % economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

              We collectively refer to the aforementioned transactions described in this "—Organizational Structure" section (including the Asset Transfer) as the "Organizational Structure."

              The following chart sets forth our ownership structure after giving effect to this offering:

(1)
Consists of 49.95% of the membership interests in GCE Holding LLC ("GCE Holding"). NRG will retain its remaining 0.05% membership interest in GCE Holding. The remaining 50% membership interest in GCE Holding is owned by UIL. GCE Holding owns the GenConn project-level entities.

(2)
Consists of 100% of the membership interests in NRG Marsh Landing Holdings LLC, which is the direct parent of NRG Marsh Landing LLC.

(3)
NRG will retain the remaining 0.05% membership interest in Avenal Solar Holdings LLC ("Avenal Holdings"). The remaining 50% interest in the joint venture will be retained by Eurus. Avenal Holdings owns Sun City Project LLC, Sand Drag LLC and Avenal Park LLC.

(4)
Consists of a 48.95% membership interest in NRG Solar CVSR Holdings LLC ("CVSR Holdings"). NRG will retain the remaining 51.05% membership interest in CVSR Holdings, which constitutes an NRG ROFO Asset. CVSR Holdings is the direct parent of High Plains Ranch II, LLC.

(5)
Consists of 100% membership interests in (i) NRG Solar Borrego Holdco LLC, (ii) PESD Energy, LLC, (iii) Wildcat Energy LLC, (iv) Longhorn Energy LLC, (v) Vail Energy, LLC, (vi) SCWFD Energy, LLC, (vii) FUSD Energy, LLC, (viii) NRG Solar Blythe LLC, (ix) NRG Alta Vista LLC, (x) NRG Solar AV Holdco, (xi) El Mirage Energy, LLC, (xii) Monster Energy, LLC, (xiii) Continental Energy LLC, (xiv) NRG Solar Roadrunner Holdings LLC and (xv) NRG Solar Apple LLC, and their direct and indirect subsidiaries.

(6)
Consists of 100% of the membership interests in NRG South Trent Holdings LLC, South Trent Wind LLC's direct parent company.

(7)
Consists of 100% of the membership interests in NRG Thermal LLC and its subsidiaries.

Material Tax Considerations

              If we make distributions from current or accumulated earnings and profits, as computed for federal income tax purposes, such distributions will generally be taxable to holders of our Class A common stock in the current period as ordinary income for federal income tax purposes. Under current law, such dividends would be eligible for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. If our distributions exceed our current and accumulated earnings and profits as computed for federal income tax purposes, such excess distributions will constitute a non-taxable return of capital to the extent of a holder's basis in our Class A common stock and will result in a reduction of such basis. To the extent such excess exceeds a stockholder's basis in our Class A common stock, such excess will be taxed as capital gain. A "return of capital" represents a return of a stockholder's original investment in our shares. Upon the sale of our Class A common stock, a holder of such common stock generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the stockholder and the stockholder's federal income tax basis in our Class A common stock sold, as adjusted to reflect prior distributions that are treated as return of capital. See "Risk Factors—Tax Risks—Distributions to our holders of our Class A common stock may be taxable as dividends." Based on our current portfolio of assets that we expect will benefit from an accelerated depreciation schedule, we expect to generate net operating losses ("NOLs") and NOL carryforwards that we can utilize to offset future taxable income. As such, we do not expect to pay significant federal income taxes for a period of approximately ten years. While we expect that a portion of our distribution to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for federal income tax purposes and therefore constitute a non-taxable return of capital distribution to the extent of a stockholder's basis in our Class A common stock, no assurance can be given that this will occur.

Risks Associated with our Business

              We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled "Risk Factors," before investing in our Class A common stock. Risks related to our business include, among others:

    •
    if we are unable to replace expiring or terminated offtake agreements with agreements on similar terms or at all, our results of operations and cash flows could be materially and adversely affected. Furthermore, any replacement offtake agreements may have contract prices below today's market prices;

    •
    if we are unable to meet our performance expectations for newly constructed power generation facilities, operate our plants efficiently or manage our capital expenditures, we may be unable to achieve targeted dividend levels for holders of our Class A common stock;

    •
    if we are unable to satisfy financial and other covenants in our existing or future indebtedness, we may be unable to pay cash dividends and may experience an event of default which, if not cured or waived, may entitle our lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

    •
    if we are unable to address additional costs or delays in the construction and operation of new plants, our financial return on these investments may be lower than expected. Alternatively, the completion of such facilities or the distribution of cash by such facilities to us may be delayed;

    •
    if we are unable to consummate future acquisitions (including the acquisition of any ROFO Asset) on favorable terms or at all, our ability to execute our growth strategy may be impeded and our ability to increase the amount of dividends paid to holders of our Class A common stock may be limited;

    •
    if we are unable to utilize various federal, state and local government incentives to acquire additional renewable assets in the future, or the terms of such incentives are revised in a manner that is less favorable to us, we may suffer a material adverse effect on our business, financial condition, results of operations and cash flows;

    •
    if we experience any unexpected operational or mechanical failures, including failure associated with breakdowns and forced outages, our facilities' generating capacity could be reduced below expected levels, reducing our revenues. These reductions may jeopardize our ability to pay dividends to holders of our Class A common stock at forecasted levels or at all;

    •
    if we experience a failure or delay in the operation or development of the interconnection and transmission facilities that deliver the wholesale power we sell from our electric generation assets to our customers, we may lose revenues;

    •
    our cash dividend policy, which targets the distribution of all or substantially all of our cash available for distribution each quarter, may prevent us from growing as fast as businesses that reinvest their available cash to expand ongoing operations; and

    •
    our relationship with NRG, as our controlling stockholder, may have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. Our dependence on the management and administration services to be provided by NRG under the Management Services Agreement and under project level agreements may cause a material adverse effect on our business, financial condition, results of operations and cash flows, in the event NRG fails to perform its obligations under these agreements.

    •
    failures or delays in the operation of interconnection or transmission facilities; and

    •
    our ability to maintain growth while distributing all or substantially all of our cash available for distribution.

Corporate Information

              Our principal executive offices are located at NRG Yield, Inc., 211 Carnegie Center, Princeton, New Jersey. Our telephone number is (609) 524-9500. Our website will be located at http://www.nrgyield.com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. The SEC maintains an internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

JOBS Act

              As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

              An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

    •
    not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley Act");

    •
    reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

    •
    exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

              We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2018. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

              We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Shares of Class A common stock offered by us	shares of our Class A common stock.
Shares of Class A common stock outstanding after this offering	shares of our Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Shares of Class B common stock outstanding after this offering

                shares of our Class B common stock (or                shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). NRG will beneficially own all of our outstanding Class B common stock upon completion of this offering.

Class A units and Class B units of Yield LLC outstanding after this offering

                 Class A units of Yield LLC and                Class B units of Yield LLC (or                Class A units and                Class B units of Yield LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Option to purchase additional shares of our Class A common stock

We have granted the underwriters an option to purchase up to an additional                shares of our Class A common stock from us, at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus. We will use the proceeds from the exercise of such option to purchase additional shares of Yield LLC Class A units (which will be reclassified from Yield LLC Class B units) from NRG. Accordingly, we will not retain the proceeds from any exercise by the underwriters of their option to purchase additional shares.

Use of proceeds

Assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock, we expect to receive approximately $             million of proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the proceeds to us will be approximately $             million, after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use approximately $             million of the net proceeds from this offering to acquire newly issued Yield LLC Class A units, representing      % of Yield LLC's outstanding membership units after this offering, from Yield LLC. Yield LLC will use such net proceeds for general corporate purposes, including to fund approximately $ of our required capital contributions to pay for our portion of CVSR's construction costs.

We intend to use approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the net proceeds of this offering to acquire Yield LLC Class A units (which will be reclassified from Yield LLC Class B units in connection with such acquisition), representing approximately      % (or approximately      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of Yield LLC's outstanding membership units after this offering, from NRG. Accordingly, we will not retain any of the net proceeds used by us to acquire Yield LLC Class A units from NRG. NRG will not receive any of the net proceeds or other consideration in connection with this offering, other than the net proceeds used by us to purchase Yield LLC Class A units from NRG (as described above) and the Yield LLC units to be issued to NRG in the Asset Transfer (as described in "Summary—Organizational Structure"). See "Use of Proceeds."

Voting rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Each share of our Class B common stock will entitle its holder to one vote on all maters to be voted on by stockholders generally. Through its ownership of our Class B common stock, NRG will hold shares of our common stock having 70% (or 65.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of all of our common stock outstanding. As a result, for the foreseeable future following this offering, NRG will be able to exercise control over matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. See "Description of Capital Stock."

Economic interest

Immediately following this offering, the purchasers in this offering will own in the aggregate a 30% economic interest in our business through our ownership of Class A units of Yield LLC and NRG will own in aggregate a 70% economic interest in our business through its ownership of Class B units of Yield LLC (or a 34.5% economic interest and a 65.5% economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Exchange and registration rights

Each Class B unit of Yield LLC will be exchangeable for a share of our Class A common stock, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the Exchange Agreement. When NRG exchanges a Class B unit of Yield LLC for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit of Yield LLC issued to us. See "Certain Relationships and Related Party Transactions—Second Amended and Restated Operating Agreement of Yield LLC—Exchange Agreement."

Pursuant to a registration rights agreement that we will enter into with NRG, we will agree to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units of Yield LLC upon request and cause that registration statement to be declared effective by the U.S. Securities and Exchange Commission ("SEC") as soon as practicable thereafter. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for a description of the timing and manner limitations on resales of these shares of our Class A common stock.

Cash dividends

Upon completion of this offering, we intend to pay a regular quarterly dividend to holders of our Class A common stock. Our initial quarterly dividend will be set at $                per share of Class A common stock ($                per share on an annualized basis), which amount may be changed in the future without advance notice. Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors described in more detail under the caption "Cash Dividend Policy."

We expect to pay a quarterly dividend on or about the 60th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on the last day of such fiscal quarter. With respect to our first dividend payable on December 15, 2013, we intend to pay a pro-rated dividend (calculated from the closing date of this offering through and including                , 2013) of $                per share of Class A common stock.

We believe, based on our financial forecast and related assumptions included in "Cash Dividend Policy—Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2014 and June 30, 2015," that we will generate sufficient cash available for distribution to support our initial quarterly dividend of $                per share of Class A common stock ($                per share on an annualized basis). However, we do not have a legal obligation to declare or pay dividends at such initial quarterly dividend level or at all. See "Cash Dividend Policy."

Material federal income tax consequences to non-U.S. holders.

For a discussion of the material federal income tax consequences that may be relevant to prospective investors who are non-U.S. holders, please read "Material U.S. Federal Income Tax Consequences to Non-U.S. Holders."

FERC-related purchase restrictions

No purchaser of Class A common stock in this offering will be permitted to purchase an amount of our Class A common stock that would cause such purchaser and its associate or affiliate companies in the aggregate to hold a large enough voting interest to convey direct or indirect "control" over any of Yield LLC's public utility subsidiaries. See "Notice to Investors."

Reserved Share Program

At our request, the underwriters have reserved up to 5% of the shares of our Class A common stock offered hereby for sale at the initial public offering price to our directors, officers and certain other persons who are associated with us, through a reserved share program. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not purchased pursuant to the reserved share program will be offered by the underwriters to the general public on the same terms as the other shares offered hereby. See "Underwriting—Reserved Share Program."

Exchange listing	We have applied for the listing of our Class A common stock on the New York Stock Exchange ("NYSE") under the symbol "NYLD."

              The number of shares of our common stock to be outstanding after this offering is based on                shares of our Class A common stock and                shares of our Class B common stock to be outstanding immediately after this offering based on an initial public offering price of $                per share, the midpoint of the range set forth on the cover of this prospectus, and excludes (i) shares of our Class A common stock which may be issued upon the exercise of the underwriters' option to purchase additional shares of our Class A common stock and the corresponding number of Class A units of Yield LLC that we would purchase from Yield LLC with the net proceeds therefrom; (ii) shares of our Class A common stock reserved for issuance upon the subsequent exchange of Class B units of Yield LLC that will be outstanding immediately after this offering; and (iii)                 shares of our Class A common stock reserved for future issuance under our equity-based compensation plans.

              Except as otherwise indicated, all information in this prospectus also assumes:

    •
    we will file our amended and restated certificate of incorporation and adopt our second amended and restated bylaws immediately prior to the closing of this offering;

    •
    we will cause Yield LLC to amend and restate its amended and restated operating agreement prior to the closing of this offering; and

    •
    an initial public offering price of $            per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

              The following table shows summary historical and pro forma financial data at the dates and for the periods indicated. The summary historical financial data as of and for the years ended December 31, 2010, 2011 and 2012 have been derived from the audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary historical financial data as of and for the three months ended March 31, 2012 and 2013 was derived from the unaudited combined financial statements of our accounting predecessor included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods, and results for the interim periods are not necessarily indicative of the results for the full year. The historical financial statements as of and for the years ended December 31, 2010, 2011 and 2012 and as of and for the three months ended March 31, 2012 and 2013 are intended to represent the financial results of NRG's contracted renewable energy, natural gas and dual-fired electric generation assets and thermal infrastructure assets in the United States that will be contributed to Yield LLC as part of the Asset Transfer for those periods. The summary historical financial data is not necessarily indicative of results to be expected in future periods.

              The summary unaudited pro forma financial data have been derived by the application of pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary unaudited pro forma statements of income data for the year ended December 31, 2012 and for the three months ended March 31, 2013 give effect to the Organizational Structure (as described under "Summary—Organizational Structure") and the use of the estimated net proceeds from this offering as if they had occurred on January 1, 2012. The summary unaudited pro forma balance sheet data as of March 31, 2013 gives effect to the Organizational Structure, this offering and the use of the estimated net proceeds therefrom as if each had occurred on such date. See "Unaudited Pro Forma Consolidated Financial Statements" for additional information. As described in "Summary—Organizational Structure," Yield Inc. will own approximately        % of Yield LLC's outstanding membership interests after consummation of the Organizational Structure.

              The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions—Management Services Agreement." Our summary unaudited pro forma financial data is presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance.

              The financial statements of Yield Inc. have not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

				Pro Forma			Pro Forma
	Fiscal Year Ended December 31,				Three Months Ended March 31,
				Fiscal Year Ended December 31, 2012			Three Months Ended March 31, 2013
	2010	2011	2012		2012	2013
	(in millions)
Statement of Income Data:
Operating Revenues:
Total operating revenues	$143	$164	$175	$175	$44	$53	$53
Operating Costs and Expenses
Cost of operations	97	103	106	106	27	29	29
Depreciation and amortization	16	22	25	25	6	10	10
General and administrative(1)	10	11	13	13	2	2	2

Total operating costs and expenses	123	136	144	144	35	41	41

Operating Income	20	28	31	31	9	12	12
Other Income/Expense
Equity in earnings of unconsolidated affiliates(2)	1	13	19	19	3	4	4
Other income	3	2	1	1	—	—	—
Interest expense	(13)	(19)	(28)	(28)	(4)	(5)	(15)

Total other expense	(9)	(4)	(8)	(8)	(1)	(1)	(1)

(Loss)/Income Before Income Taxes	11	24	23	23	8	11	11
Income tax expense	4	9	10	9	3	4	4

Net income	$7	$15	$13	$13	$5	$7	$7

Less net income attributable to non controlling interest				9			5

Net income attributable to Yield Inc.				$4			$2

Other Financial Data:
Adjusted EBITDA(3)	$40	$80	$99	$99	$25	$34	$34
Capital expenditure	(25)	(132)	(380)		(32)	(179)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$36	$33	$58		$(6)	$10
Investing activities	(160)	(219)	(405)		(16)	(182)
Financing activities	136	180	345		23	173
Balance Sheet Data (at period end):
Cash and cash equivalents	$30	$24	$22		$25	$23
Property and equipment, net	421	526	1,525	$1,525	611	1,451	$1,451
Total assets	676	874	1,891		949	1,929
Total liabilities	483	487	1,124		512	1,339
Total equity	193	387	767		437	590

(1)
Includes approximately $5 million, $6 million and $7 million of allocated costs and expenses for items that would be paid to NRG as Manager under the Management Services Agreement after consummation of this offering for the fiscal years ended December 31, 2010, 2011 and 2012, respectively. Also includes approximately $2 million of such costs and expenses for the three months ended March 31, 2012 and 2013. See "Certain Relationships and Related Party Transactions—Management Services Agreement—Reimbursement of Expenses and Certain Taxes" for a description of such costs and expenses.

(2)
Our unconsolidated affiliates include CVSR, Avenal and GenConn.

(3)
Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

    We define Adjusted EBITDA as net income less interest income and equity in earnings of unconsolidated affiliates before net interest expense, income taxes and depreciation, amortization and accretion, as adjusted for contract amortization, pro-rata adjusted earnings before interest expense, depreciation, amortization, income/loss attributable to non-controlling interests and income taxes from our unconsolidated affiliates, mark-to-market gains or losses, asset write offs and impairments and factors that we do not consider indicative of future operating performance. We collectively group together equity earnings in unconsolidated affiliates and the pro-rata adjusted earnings before interest expense, depreciation, amortization and income taxes from our unconsolidated affiliates and refer to these amounts as adjustments to reflect our pro-rata share of Adjusted EBITDA in unconsolidated affiliates. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

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  securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

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  it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

    Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

  •
  it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

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  it does not reflect changes in, or cash requirements for, working capital;

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  it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

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  it does not reflect payments made or future requirements for income taxes;

  •
  it adjusts for contract amortization, mark-to-market gains or losses, asset write offs, impairments and factors that we do not consider indicative of future performance;

  •
  although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

  Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

    The following table presents a reconciliation of Adjusted EBITDA to net income:

							Pro Forma
	Fiscal Year Ended December 31,			Pro Forma	Three Months Ended March 31,
							Three Months Ended March 31, 2013
				Fiscal Year Ended December 31, 2012
	2010	2011	2012		2012	2013
	(in millions)
Net income	$7	$15	$13	$4	$5	$7	2

Less:
Interest income	(3)	(2)	(1)	(1)	—	—	—
Add:
Net income attributable to non-controlling interest	—	—	—	9	—	—	5
Depreciation, amortization and accretion	16	22	25	25	6	10	10
Interest expense	13	19	28	28	4	5	5
Income tax expense	4	9	10	10	3	4	4
Contract amortization	—	1	1	1	—	—
Equity in earnings of unconsolidated affiliates	(1)	(13)	(19)	(19)	(3)	(4)	(4)
Pro-rata Adjusted EBITDA from unconsolidated affiliates(a)	4	29	42	42	10	12	12

Adjustments to reflect Yield's pro-rata share of Adjusted EBITDA in unconsolidated affiliates(b)	3	16	23	23	7	8	8

Adjusted EBITDA	$40	$80	$99	$99	$25	$34	$34

(a)
For a definition of Pro-rata Adjusted EBITDA from unconsolidated affiliates, see "Cash Dividend Policy—Assumptions and Considerations—Pro-rata Adjusted EBITDA from Unconsolidated Affiliates."

(b)
Reflects Yield's proportionate share of pro-rata Adjusted EBITDA from unconsolidated affiliates based on its ownership in such unconsolidated affiliates.

RISK FACTORS

              This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to Our Business

Certain of our facilities are newly constructed or are under construction and may not perform as we expect.

              CVSR (including the portion of CVSR that constitutes an NRG ROFO Asset) is under construction, and we completed the construction of Marsh Landing in May 2013. Therefore, our expectations of the operating performance of these facilities are based on assumptions and estimates made without the benefit of operating history. Additionally, the Avra Valley solar facility reached COD in December 2012 while Alpine and Borrego reached COD during the first quarter of 2013. All of our conventional and renewable assets are either in their late stages of construction or have achieved COD within the past 5 years. Thus, our projections with respect to these facilities, and related estimates and assumptions, are based on limited or no operating history. Projections contained in this prospectus regarding our ability to pay dividends to holders of our Class A common stock assume newly constructed facilities and facilities under construction perform to our expectation. However, the ability of these facilities to meet our performance expectations is subject to the risks inherent in newly constructed power generation facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures, and outages. The failure of these facilities to perform as we expect, could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to pay dividends to holders of our Class A common stock.

Pursuant to our cash dividend policy, we intend to distribute all or substantially all of our cash available for distribution through regular quarterly distributions and dividends, and our ability to grow and make acquisitions through cash on hand could be limited.

              As discussed in "Cash Dividend Policy," our dividend policy is to distribute all or substantially all of our cash available for distribution each quarter and to rely primarily upon external financing sources, including the issuance of debt and equity securities and, if applicable, borrowings under our new revolving credit facility, to fund our acquisitions and growth capital expenditures. We may be precluded from pursuing otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves. See "Cash Dividend Policy—General—Our Ability to Grow our Business and Dividend."

              We intend to cause Yield LLC to make regular quarterly cash distributions to its members in an amount equal to the cash available for distribution generated during a given quarter, which will be calculated net of reserves for the prudent conduct of our business, and to use the amount distributed to Yield Inc. to pay regular quarterly dividends to holders of our Class A common stock. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There will be no limitations in our amended and restated certificate of incorporation on our ability to issue equity securities, including securities ranking senior to our common stock. The incurrence of bank borrowings or other debt by Yield Operating LLC or by our project-level subsidiaries to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants, which, in turn, may impact the cash distributions we receive to distribute to holders of our Class A common stock.

We may not be able to effectively identify or consummate any future acquisitions on favorable terms, or at all.

              Our business strategy includes growth through the acquisitions of additional generation assets (including through corporate acquisitions). This strategy depends on our ability to successfully identify and evaluate acquisition opportunities and consummate acquisitions on favorable terms. However, the number of acquisition opportunities is limited. In addition, we will compete with other companies for these limited acquisition opportunities, which may increase our cost of making acquisitions or cause us to refrain from making acquisitions at all. Some of our competitors for acquisitions are much larger than us with substantially greater resources. These companies may be able to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets than our financial or human resources permit. If we are unable to identify and consummate future acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our Class A common stock.

              Furthermore, our ability to acquire future renewable facilities may depend on the viability of renewable assets generally. These assets currently are largely contingent on public policy mechanisms including investment tax credits ("ITCs"), cash grants, loan guarantees, accelerated depreciation, RPS and carbon trading plans, as discussed in "Business—Government Incentives." These mechanisms have been implemented at the state and federal levels to support the development of renewable generation, demand-side and smart grid and other clean infrastructure technologies. The availability and continuation of public policy support mechanisms will drive a significant part of the economics and viability of our growth strategy and expansion into clean energy investments.

              Our ability to effectively consummate future acquisitions will also depend on our ability to arrange the required or desired financing for acquisitions. We may not have sufficient availability under our credit facilities or have access to project-level financing on commercially reasonably terms when acquisition opportunities arise. An inability to obtain the required or desired financing could significantly limit our ability to consummate future acquisitions and effectuate our growth strategy. If financing is available, utilization of our credit facilities or project-level financing for all or a portion of the purchase price of an acquisition could significantly increase our interest expense, impose additional or more restrictive covenants and reduce cash available for distribution. Similarly, the issuance of additional equity securities as consideration for acquisitions could cause significant stockholder dilution and reduce our per share cash available for distribution if the acquisitions are not sufficiently accretive. Our ability to consummate future acquisitions may also depend on our ability to obtain any required regulatory approvals for such acquisitions, including, but not limited to, FERC approval under Section 203 of the FPA.

              Finally, the acquisition of companies and assets are subject to substantial risks, including the failure to identify material problems during due diligence (for which we may not be indemnified post-closing), the risk of over-paying for assets (or not making acquisitions on an accretive basis) and the ability to retain customers. Further, the integration and consolidation of acquisitions requires substantial human, financial and other resources and, ultimately, our acquisitions may divert management's attention from our existing business concerns, disrupt our ongoing business or not be successfully integrated. There can be no assurances that any future acquisitions will perform as expected or that the returns from such acquisitions will support the financing utilized to acquire them or maintain them. As a result, the consummation of acquisitions may have a material adverse effect on our business, financial condition, results of operations and cash flows and ability to pay dividends to holders of our Class A common stock

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations or pay dividends. It could also expose us to the risk of increased interest rates and limit our ability to react to changes in the economy or our industry as well as impact our cash available for distribution.

              As of March 31, 2013, we had approximately $1,151 million of total indebtedness and $64 million of borrowing capacity available under various project-level financing arrangements. In addition, our share of our unconsolidated affiliates' total indebtedness and letters of credit outstanding as of March 31, 2013 totaled approximately $661 million and $27 million, respectively (calculated as our unconsolidated affiliates' total indebtedness as of such date multiplied by our percentage membership interest in such assets). Concurrently with the completion of this offering, we will enter into a new $60 million revolving credit facility. We do not intend to make borrowings under our new revolving facility in connection with this offering. As of March 31, 2013, on an as adjusted basis to give effect to the Organizational Structure, this offering and the use of proceeds therefrom as set forth under the heading "Use of Proceeds," we would have had $             million of total indebtedness, $             million of borrowing capacity available under various project-level financing arrangements and $             million available for future borrowings under our new revolving credit facility (assuming we have no borrowings or letters of credit outstanding thereunder). In addition, we had $52 million of letters of credit outstanding as well as approximately $94 million in letters of credit posted by NRG on our behalf related to Borrego and Marsh Landing as of March 31, 2013 to support contracted obligations at our project-level entities. Approximately $1,125 million of our existing indebtedness is incurred at the project level. Our substantial debt could have important negative consequences on our financial condition, including:

    •
    increasing our vulnerability to general economic and industry conditions;

    •
    requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to pay dividends to holders of our Class A common stock or to use our cash flow to fund our operations, capital expenditures and future business opportunities;

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    limiting our ability to enter into long-term power sales or fuel purchases which require credit support;

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    limiting our ability to fund operations or future acquisitions;

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    restricting our ability to make certain distributions with respect to our capital stock and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants in our credit facilities and other financing agreements;

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    exposing us to the risk of increased interest rates because certain of our borrowings, which may include borrowings under our new revolving credit facility, are at variable rates of interest;

    •
    limiting our ability to obtain additional financing for working capital including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

    •
    limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

              Our new revolving credit facility may contain financial and other restrictive covenants that limit our ability to return capital to stockholders or otherwise engage in activities that may be in our long-term best interests. Our inability to satisfy certain financial covenants could prevent our paying cash dividends, and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness.

              The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries' ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. In addition, the project-level financing for our facilities under construction prohibits distributions until such facility reaches COD. Our inability to satisfy certain financial covenants may prevent cash distributions by the particular project(s) to us and, our failure to comply with those and other covenants could result in an event of default which, if not cured or waived may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, results of operations and financial condition. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness. If we are unable to make distributions from our project-level subsidiaries, it would likely have a material adverse effect on our ability to pay dividends to holders of our Class A common stock.

              Letter of credit facilities to support project-level contractual obligations generally need to be renewed after five to seven years, at which time we will need to satisfy applicable financial ratios and covenants. If we are unable to renew our letters of credit as expected or replace them with letters of credit under different facilities on favorable terms or at all, we may experience a material adverse effect on our business, financial condition or results of operations and cash flows. Furthermore, such inability may constitute a default under certain project-level financing arrangements, restrict the ability of the project-level subsidiary to make distributions to us and/or reduce the amount of cash available at such subsidiary to make distributions to us.

              In addition, our ability to arrange financing, either at the corporate level or at a non-recourse project-level subsidiary, and the costs of such capital, are dependent on numerous factors, including:

    •
    general economic and capital market conditions;

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    credit availability from banks and other financial institutions;

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    investor confidence in us, our partners, NRG, as our principal stockholder (on a combined voting basis) and manager under the Management Services Agreement, and the regional wholesale power markets;

    •
    our financial performance and the financial performance of our subsidiaries;

    •
    our level of indebtedness and compliance with covenants in debt agreements;

    •
    maintenance of acceptable project credit ratings or credit quality;

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    cash flow; and

    •
    provisions of tax and securities laws that may impact raising capital.

              We may not be successful in obtaining additional capital for these or other reasons. Furthermore, we may be unable to refinance or replace project-level financing arrangements or other credit facilities on favorable terms or at all upon the expiration or termination thereof. Our failure, or the failure of any of our projects, to obtain additional capital or enter into new or replacement financing arrangements when due may constitute a default under such existing indebtedness and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The generation of electric energy from solar and wind energy sources depends heavily on suitable meteorological conditions. If solar or wind conditions are unfavorable, our electricity generation, and therefore revenue from our renewable generation facilities using our systems, may be substantially below our expectations.

              The electricity produced and revenues generated by a solar electric or wind energy generation facility is highly dependent on suitable solar or wind conditions, as applicable, and associated weather conditions, which are beyond our control. Furthermore, components of our system, such as solar panels and inverters, could be damaged by severe weather, such as hailstorms or tornadoes. In addition, replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our renewable assets and our ability to achieve forecasted revenues and cash flows.

              We base our investment decisions with respect to each renewable generation facility on the findings of related wind and solar studies conducted on-site prior to construction or based on historical conditions at existing facilities. However, actual climatic conditions at a facility site, particularly wind conditions, may not conform to the findings of these studies and therefore, our solar and wind energy facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition and results of operations and cash flows.

Operation of electric generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

              The ongoing operation of our facilities involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, latent defect, design error or operator error or force majeure events, among other things. Operation of our facilities also involves risks that we will be unable to transport our product to our customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of generating units, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of selling fewer MWh or require us to incur significant costs as a result of obtaining replacement power from third parties in the open market to satisfy our forward power sales obligations.

              Our inability to operate our electric generation assets efficiently, manage capital expenditures and costs and generate earnings and cash flow from our asset-based businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown or non-performance by contractors or vendors.

              Power generation involves hazardous activities, including acquiring, transporting and unloading fuel, operating large pieces of rotating equipment and delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, explosion, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured (which may include a significant judgment against any facility or facility operator) could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur additional costs or delays in completing CVSR, and may not be able to recover our investment in or complete such facility.

              As of the date of this prospectus, CVSR is our only asset under construction. Our failure to complete this facility in a timely manner, or at all, would have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay dividends. The construction and modification of power generation facilities involves many risks including:

    •
    the inability to receive DOE loan guarantees, funding or cash grants;

    •
    delays in obtaining, or the inability to obtain, necessary permits and licenses;

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    delays and increased costs related to the interconnection of new generation facilities to the transmission system;

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    the inability to acquire or maintain land use and access rights;

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    the failure to receive contracted third-party services;

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    interruptions to dispatch at our facilities;

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    supply interruptions;

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    work stoppages;

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    labor disputes;

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    weather interferences;

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    unforeseen engineering, environmental and geological problems;

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    unanticipated cost overruns in excess of budgeted contingencies; and

    •
    failure of contracting parties to perform under contracts, including EPC contractors.

              Any of these risks could cause our financial returns on these investments to be lower than expected or otherwise delay the timely completion of such facilities or distribution of cash to us, or could cause us to operate below expected capacity or availability levels, which could result in lost revenues, increased expenses, higher maintenance costs and penalties. Any such delay could also jeopardize our ability to pay our regular quarterly cash dividend. See "Cash Dividend Policy—Assumptions and Considerations—General Considerations."

              In the event CVSR does not achieve commercial operation by its expected date, it may be subject to increased construction costs associated with the continuing accrual of interest on its construction loan, which customarily matures at the start of commercial operations and converts to a term loan. A delay in the completion of construction of this facility may trigger negative consequences under the related offtake agreement, including penalty provisions for a delay in achieving COD or in situations of extreme delay or termination. Insurance is maintained to protect against these risks, warranties are generally obtained for limited periods relating to the construction of the facility and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees, however, may not be adequate to cover increased expenses. As a result, this facility may cost more than projected and may be unable to fund principal and interest payments under its construction financing obligations, if any. A default under such a financing obligation could result in losing our interest in the related power generation facility.

              Furthermore, where we have a relationship with a third party to complete construction of CVSR, we are subject to the viability and performance of the third party. Our inability to find a replacement contracting party, where the original contracting party has failed to perform, could result in the abandonment of the construction of such facility, while we could remain obligated on other agreements associated with the facility, including offtake agreements.

              If we are unable to complete the construction of this facility, we may not be able to recover our related investment. Furthermore, if this construction project is not completed according to specification, we may incur liabilities and suffer reduced plant efficiency, higher operating costs and reduced net income or cash flows.

Maintenance, expansion and refurbishment of electric generation facilities involve significant risks that could result in unplanned power outages or reduced output.

              Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce our facilities' generating capacity below expected levels, reducing our revenues and jeopardizing our ability to pay dividends to holders of our Class A common stock at forecasted levels or at all. Degradation of the performance of our solar facilities above levels provided for in the related offtake agreements may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability.

              If we make any major modifications to our conventional power generation facilities, we may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the federal Clean Air Act (the "CAA") in the future. Any such modifications could likely result in substantial additional capital expenditures. We may also choose to repower, refurbish or upgrade our facilities based on our assessment that such activity will provide adequate financial returns. Such facilities require time for development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future fuel and power prices. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Counterparties to our offtake agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.

              A significant portion of the electric power we generate is sold under long-term offtake agreements with public utilities or industrial or commercial end-users, with a weighted average remaining duration of approximately 16 years (based on net capacity under contract). As of March 31, 2013, the largest customers of our power generation assets, including assets in which we have less than a 100% membership interest, were CL&P, PG&E and American Electric Power, which represented 35%, 28% and 19% respectively, of the net electric generation capacity of our facilities. Upon completion of our CVSR facility, when all of our assets are online, the largest customers of our power generation facilities will be PG&E, CL&P and American Electric Power, representing 70%, 14% and 8%, respectively, of the net electric generation capacity of our facilities.

              If, for any reason, any of the purchasers of power under these agreements are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected. Furthermore, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance.

              The power generation industry is characterized by intense competition and our electric generation assets encounter competition from utilities, industrial companies and other independent power producers, in particular with respect to uncontracted output. In recent years, there has been increasing competition among generators for offtake agreements and this has contributed to a reduction in electricity prices in certain markets characterized by excess supply above designated reserve margins. In light of these market conditions, we may not be able to replace an expiring or terminated agreement with an agreement on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis. In addition, we believe many of our competitors have well-established relationships with our current and potential suppliers, lenders, customers and have extensive knowledge of our target markets. As a result, these competitors may be able to respond more quickly to evolving industry standards and changing customer requirements than we will be able to. Adoption of technology more advanced than ours could reduce our competitors' power production costs resulting in their having a lower cost structure than is achievable with the technologies we currently employ and adversely affect our ability to compete for offtake agreement renewals. If we are unable to replace an expiring or terminated offtake agreement, the affected facility may temporarily or permanently cease operations. External events, such as a severe economic downturn, could also impair the ability of some counterparties to our offtake agreements and other customer agreements to pay for energy and/or other products and services received.

              Finally, potential or existing Energy Center customers may opt for on-site systems in lieu of using our Energy Center, either due to corporate policies regarding the allocation of capital, unique situations where an on-site system might in fact prove more efficient, or because of previously committed capital in systems that are already on-site.

              Our inability to enter into new or replacement offtake agreements or to compete successfully against current and future competitors in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our thermal generation assets operate, wholly or partially, without long-term power sale agreements.

              Our Dover and Paxton thermal generation assets have 118 net MW of generation capacity that have been sold through May 2017 in the annual Base Residual Auction ("BRA") under the PJM-administered RPM. Capacity revenue beginning in June 2017 is not yet determined. These facilities do not have offtake agreements for energy sales and sell energy through NRG Power Marketing, an NRG affiliate, into the bid-based auction market for energy administered by PJM based on economic dispatch of their units. If we are unable to sell available capacity from those facilities beginning in June 2017 through the BRA or one of the other RPM capacity auctions or we are unable to enter into a offtake agreement or otherwise sell unallocated or unsold capacity at favorable terms, there may be a material adverse effect on our business, financial condition, results of operations and cash flows.

A portion of the steam and chilled water produced by our thermal assets and the energy produced by our GenConn assets is sold at regulated rates and the profitability of these assets is dependent on regulatory rate approval.

              Approximately 395 net MWt of capacity from certain of our thermal assets and 190 net MW of capacity from our GenConn assets are sold at rates approved by one or more federal or state regulatory commissions, including the Pennsylvania Public Utility Commission and the California Public Utility Commission for the thermal assets and the Connecticut Department of Public Utility Control for the GenConn assets. While such regulation is generally premised on the recovery of prudently incurred costs and a reasonable rate of return on invested capital, the rates that we may charge with respect to this capacity are subject to authorization of the applicable regulatory authorities. There can be no assurance that such regulatory authorities will consider all of our costs to have been prudently incurred or that the regulatory process by which rates are determined will always result in rates that achieve full recovery of our costs or an adequate return on our capital investments. While our rates are generally regulated based on an analysis of our costs incurred in a base year, the rates we are allowed to charge may or may not match our costs at any given time. If our costs are not adequately recovered through rates, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Supplier concentration at certain of our facilities may expose us to significant financial credit or performance risks.

              We often rely on a single contracted supplier or a small number of suppliers for the provision of fuel, transportation of fuel, equipment, technology and/or other services required for the operation of certain of our facilities. In addition, certain of our suppliers provide long-term warranties with respect to the performance of their products or services. If any of these suppliers cannot perform under their agreements with us, or satisfy their related warranty obligations, we will need to utilize the marketplace to provide or repair these products and services. There can be no assurance that the marketplace can provide these products and services as, when and where required. We may not be able to enter into replacement agreements on favorable terms or at all. If we are unable to enter into replacement agreements to provide for fuel, equipment, technology and other required services, we would seek to purchase the related goods or services at market prices, exposing us to market price volatility and the risk that fuel and transportation may not be available during certain periods at any price. We may also be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers, which could have a material adverse effect on our business, financial condition, results of operations, credit support terms and cash flows.

              The failure of any supplier or customer to fulfill its contractual obligations to us could have a material adverse effect on our financial results. Consequently, the financial performance of our facilities is dependent on the credit quality of, and continued performance by, our suppliers and vendors.

We currently own, and in the future may acquire, certain assets in which we have limited control over management decisions and our interests in such assets may be subject to transfer or other related restrictions.

              We have limited control over the operation of GenConn, Avenal and CVSR because we beneficially own 49.95%, 49.95% and 48.95%, respectively, of the membership interests in such assets. We may seek to acquire additional assets in which we own less than a majority of the related membership interests in the future. In these investments, we will seek to exert a degree of influence with respect to the management and operation of assets in which we own less than a majority of the membership interests by negotiating to obtain positions on management committees or to receive certain limited governance rights, such as rights to veto significant actions. However, we may not always succeed in such negotiations. We may be dependent on our co-venturers to operate such assets. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. In addition, conflicts of interest may arise in the future between our company and our stockholders, on the one hand, and our co-venturers, on the other hand, where our co-venturers' business interests are inconsistent with our interests and those of our stockholders. Further, disagreements or disputes between us and our co-venturers could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

              The approval of co-venturers also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets, or for us to acquire NRG's interests in such co-ventures as an initial matter. Alternatively, our co-venturers may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

              Furthermore, certain of our facilities, including Alpine, Avra Valley, Blythe and Roadrunner, are operated by third-party operators, such as First Solar. To the extent that third-party operators do not fulfill their obligations to manage operations of the facilities or are not effective in doing so, the amount of our cash available for distribution may be adversely affected.

Our assets are exposed to risks inherent in our use of interest rate swaps and forward fuel purchase contracts and we may be exposed to additional risks in the future if we utilize other derivative instruments.

              We use interest rate swaps to manage interest rate risk. In addition, we use forward fuel purchase contracts to hedge our limited commodity exposure with respect to our district energy assets. If we elect to enter into such commodity hedges, the related asset could recognize financial losses on these arrangements as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. If actively quoted market prices and pricing information from external sources are not available, the valuation of these contracts would involve judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. If the values of these financial contracts change in a manner that we do not anticipate, or if a counterparty fails to perform under a contract, it could harm our business, financial condition, results of operations and cash flows.

Our business is subject to restrictions resulting from environmental, health and safety laws and regulations.

              We are subject to various federal, state and local environmental and health and safety laws and regulations. In addition, we may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any property where there has been a release or threatened release of a hazardous regulated material as well as other affected properties, regardless of whether we knew of or caused the release. In addition to these costs, which are typically not limited by law or regulation and could exceed an affected property's value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. Further, some environmental laws provide for the creation of a lien on a contaminated site in favor of the government as security for damages and any costs the government incurs in connection with such contamination and associated clean-up. Although we generally require our operators to undertake to indemnify us for environmental liabilities they cause, the amount of such liabilities could exceed the financial ability of the operator to indemnify us. The presence of contamination or the failure to remediate contamination may adversely affect our ability to operate our business.

We do not own all of the land on which our power generation or thermal assets are located, which could result in disruption to our operations.

              We do not own all of the land on which our power generation or thermal assets are located and we are, therefore, subject to the possibility of less desirable terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. Although we have obtained rights to construct and operate these assets pursuant to related lease arrangements, our rights to conduct those activities are subject to certain exceptions, including the term of the lease arrangement. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, may adversely affect our ability to operate our generation and thermal infrastructure assets.

Our electric generation business will be subject to substantial governmental regulation and may be adversely affected by changes in laws or regulations, as well as liability under, or any future inability to comply with, existing or future regulations or other legal requirements.

              Our electric generation business will be subject to extensive U.S. federal, state and local laws and regulation. Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines, and/or civil or criminal liability.

              Public utilities under the FPA are required to obtain FERC acceptance of their rate schedules for wholesale sales of electric energy, capacity and ancillary services. Except for generating facilities within the footprint of the Electric Reliability Council of Texas ("ERCOT"), which are regulated by the Public Utility Commission of Texas (the "PUCT"), all of the assets acquired in the Asset Transfer make wholesale sales of electric energy, capacity and ancillary services in interstate commerce and are public utilities for purposes of the FPA, unless otherwise exempt from such status (see below). The FERC's orders that grant such wholesale sellers market-based rate authority reserve the right to revoke or revise that authority if the FERC subsequently determines that the seller can exercise market power in transmission or generation, create barriers to entry, or engage in abusive affiliate transactions. In addition, public utilities are subject to FERC reporting requirements that impose administrative burdens and that, if violated, can expose the company to criminal and civil penalties or other risks.

              Our market-based sales will be subject to certain market behavior rules, and if any of our generating companies are deemed to have violated those rules, we will be subject to potential disgorgement of profits associated with the violation, penalties, suspension or revocation of market-based rate authority. If such generating companies were to lose their market-based rate authority, such companies would be required to obtain the FERC's acceptance of a cost-of-service rate schedule and could become subject to the significant accounting, record-keeping, and reporting requirements that are imposed on utilities with cost- based rate schedules. This could have a material adverse effect on the rates we are able to charge for power from our facilities.

              Most of our assets are operating as "Exempt Wholesale Generators," as defined under the PUHCA, or "Qualifying Facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended, and therefore are exempt from certain regulation under PUHCA. If a facility fails to maintain its status as an Exempt Wholesale Generator or a Qualifying Facility or there are legislative or regulatory changes revoking or limiting the exemptions to PUHCA, then we may be subject to significant accounting, record-keeping, access to books and records and reporting requirements and failure to comply with such requirements could result in the imposition of penalties and additional compliance obligations.

              Substantially all of our generation assets are also subject to the reliability standards of the North American Electric Reliability Corporation ("NERC"). If we fail to comply with the mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties and increased compliance obligations.

              We will also be affected by legislative and regulatory changes, as well as changes to market design, market rules, tariffs, cost allocations, and bidding rules that occur in the existing regional markets operated by Regional Transmission Organizations ("RTOs") or Independent System Operators ("ISOs"), such as PJM. The RTOs/ISOs that oversee most of the wholesale power markets impose, and in the future may continue to impose, mitigation, including price limitations, offer caps, and other mechanisms to address some of the volatility and the potential exercise of market power in these markets. These types of price limitations and other regulatory mechanisms may have a material adverse effect on the profitability of our generation facilities acquired in the future that sell energy, capacity and ancillary products into the wholesale power markets.

              The regulatory environment for electric generation has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission assets. These changes are ongoing and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business. In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism, as well as proposals to re-regulate the markets or require divestiture of electric generation assets by asset owners or operators to reduce their market share. Other proposals to re-regulate may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the deregulation process. If competitive restructuring of the electric power markets is reversed, discontinued, or delayed, our business prospects and financial results could be negatively impacted.

We are subject to environmental laws and regulations that impose extensive and increasingly stringent requirements on our operations, as well as potentially substantial liabilities arising out of environmental contamination.

              Our assets are subject to numerous and significant federal, state and local laws, including statutes, regulations, guidelines, policies, directives and other requirements governing or relating to, among other things: protection of wildlife, including threatened and endangered species; air emissions; discharges into water; water use; the storage, handling, use, transportation and distribution of dangerous goods and hazardous, residual and other regulated materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, presence and remediation of hazardous materials in soil and groundwater, both on and offsite; land use and zoning matters; and workers' health and safety matters. Our facilities could experience incidents, malfunctions and other unplanned events that could result in spills or emissions in excess of permitted levels and result in personal injury, penalties and property damage. As such, the operation of our facilities carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in the assets being involved from time to time in administrative and judicial proceedings relating to such matters. We have implemented environmental, health and safety management programs designed to continually improve environmental, health and safety performance.

              Environmental laws and regulations have generally become more stringent over time, and we expect this trend to continue. Significant costs may be incurred for capital expenditures under environmental programs to keep the assets compliant with such environmental laws and regulations. If it is not economical to make those expenditures, it may be necessary to retire or mothball facilities or restrict or modify our operations to comply with more stringent standards. These environmental requirements and liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks that are beyond our control, including but not limited to acts of terrorism or related acts of war, natural disaster, hostile cyber intrusions or other catastrophic events, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

              Our generation facilities that we acquired in the Asset Transfer or those that we otherwise acquire or construct and the facilities of third parties on which they rely may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the facilities ability to generate, transmit, transport or distribute electricity or natural gas. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as create significant expense to repair security breaches or system damage.

              Furthermore, certain of our power generation thermal assets are located in active earthquake zones in California and Arizona, and certain of our project companies and suppliers conduct their operations in the same region or in other locations that are susceptible to natural disasters. In addition,

California and some of the locations where certain of our suppliers are located, from time to time, have experienced shortages of water, electric power and natural gas. The occurrence of a natural disaster, such as an earthquake, drought, flood or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us or our suppliers, could cause a significant interruption in our business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers.

              Any such terrorist acts, environmental repercussions or disruptions or natural disasters could result in a significant decrease in revenues or significant reconstruction or remediation costs, beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Government regulations providing incentives for renewable generation could change at any time and such changes may negatively impact our growth strategy.

              Our growth strategy depends in part on government policies that support renewable generation and enhance the economic viability of owning renewable electric generation assets. Renewable generation assets currently benefit from various federal, state and local governmental incentives such as ITCs, cash grants in lieu of ITCs, loan guarantees, RPS programs, modified accelerated cost-recovery system of depreciation and bonus depreciation. For example, the U.S. Internal Revenue Code of 1986, as amended (the "Code") provides an ITC of 30% of the cost-basis of an eligible resource, including solar energy facilities placed in service prior to the end of 2016, which percentage is currently scheduled to be reduced to 10% for solar energy systems placed in service after December 31, 2016.

              Many states have adopted RPS programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. However, the regulations that govern the RPS programs, including pricing incentives for renewable energy, or reasonableness guidelines for pricing that increase valuation compared to conventional power (such as a projected value for carbon reduction or consideration of avoided integration costs), may change. If the RPS requirements are reduced or eliminated, it could lead to fewer future power contracts or lead to lower prices for the sale of power in future power contracts, which could have a material adverse effect on our future growth prospects. Such material adverse effects may result from decreased revenues, reduced economic returns on certain project company investments, increased financing costs, and/or difficulty obtaining financing. Furthermore, the American Recovery and Reinvestment Act of 2009 ("ARRA") included over $80 billion in incentives to encourage investment in the renewable energy sector, such as cash grants in lieu of ITCs, bonus depreciation and expansion of the DOE loan guarantee program. Although the ARRA expanded the DOE loan guarantee program, this program faces challenges and may not continue past the projects already financed. In addition, the cash grant in lieu of ITCs program only applies to facilities that commenced construction prior to December 31, 2011, which commencement date may be determined in accordance with the "5% safe harbor" if more than 5% of the total cost of the eligible property was paid or incurred by December 31, 2011.

              If we are unable to utilize various federal, state and local government incentives to acquire additional renewable assets in the future, or the terms of such incentives are revised in a manner that is less favorable to us, we may suffer a material adverse effect on our business, financial condition, results of operations and cash flows.

A significant reduction or elimination of government subsidies under the 1603 Cash Grant Program may have a material adverse effect on our existing operations and may reduce our cash available for distribution.

              Certain of our solar facilities, including Avra Valley, Alpine, Borrego, CVSR and portions of the AZ DG Solar Projects, qualify for the ARRA section 1603 Cash Grant Program (the "1603 Cash Grant Program"), which provides a cash payment from the federal government in lieu of ITCs for eligible renewable generation sources for which construction commenced prior to December 31, 2011, which commencement date may be determined in accordance with the 5% safe harbor. We currently anticipate receiving grant proceeds under the 1603 Cash Grant Program after these facilities have reached COD (the "1603 Cash Grant Proceeds"). The amount of the 1603 Cash Grant Proceeds that we will receive will be based on applications that we will file with the U.S. Treasury after the facilities have reached COD. These applications will be reviewed by, and are subject to approval by, the U.S. Treasury. There is no guarantee that our applications will be accepted, in whole or in part, by the U.S. Treasury.

              The Budget Control Act of 2011 provided for budget sequestration (a mechanism that, in general, provides for automatic across-the-board spending reductions) in the instance where the U.S. Congress is unable to meet identified deficit target reductions. These reductions were slated to go into effect in January 2013 but the effective date was delayed until March 27, 2013 pursuant to the American Taxpayer Relief Act of 2012 ("ATRA"). In September 2012, the Office of Management and Budget released an initial report on the sequestration and its expected impacts on hundreds of federal activities. Among the programs listed in the sequestration report were grants awarded by the 1603 Cash Grant Program. In addition, the U.S. Treasury has said that it may reduce the amount of an applicants' cash grant award in cases where project costs exceed certain per watt cost benchmarks or in cases where project costs exceed certain percentage thresholds. The amount of 1603 Cash Grant Proceeds that we actually receive may differ materially from the amount expected and/or may be received at a later time frame than expected. On March 1, 2013, the federal sequestration went into effect, and, as a result, 1603 Cash Grant Proceeds for approved applications through September 30, 2013 will be subject to an 8.7% reduction. Based on recent estimates announced by OMB for fiscal year 2014, we estimate 7.3% reduction of available 1603 Cash Grant Proceeds for approved applications after September 30, 2013. For a discussion of the impact of the federal sequestration on our facilities, see "Cash Dividend Policy—Assumptions and Considerations—Financing and Other."

              In addition, we have also secured a portion of our financing for Avra Valley and CVSR against expected future 1603 Cash Grant Proceeds at the project-level subsidiary. We will be required to use any 1603 Cash Grant Proceeds actually received for these facilities to repay the associated loans before making any distributions of cash from the applicable project-level subsidiaries to ourselves. If we do not receive the expected 1603 Cash Grant Proceeds for these facilities, the related financing will have to be repaid by other means before distributions from those project-level subsidiaries are available to be part of the quarterly dividend to holders of our Class A common stock. Furthermore, while CVSR received a DOE loan guarantee in 2011 to finance construction costs and provide long-term financing, we may be required to provide additional credit support for CVSR's financing facility in the event such guarantee is revoked or otherwise terminated.

              Our forecast of cash available for distribution contained in this prospectus assumes, among other things, that we will receive expected 1603 Cash Grant Proceeds. As a result, our actual performance may not achieve our forecasted performance if we do not receive the expected 1603 Cash Grant Proceeds. Reductions in or eliminations or expirations of, the 1603 Cash Grant Program or the U.S. Treasury's rejection of our application for cash grants may have a material adverse effect on our business, financial condition, results of operations and cash and may reduce our cash available for distribution.

We rely on electric interconnection and transmission facilities that we do not own or control and that are subject to transmission constraints within a number of our regions. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver electric power to our customers and we may either incur additional costs or forego revenues.

              We depend on electric interconnection and transmission facilities owned and operated by others to deliver the wholesale power we will sell from our electric generation assets to our customers. A failure or delay in the operation or development of these interconnection or transmission facilities or a significant increase in the cost of the development of such facilities could result in our losing revenues. Such failures or delays could limit the amount of power our operating facilities deliver or delay the completion of our construction projects. Additionally, such failures, delays or increased costs could have a material adverse effect on our business, financial condition and results of operations. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We cannot also predict whether interconnection and transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. In addition, certain of our operating facilities' generation of electricity may be curtailed without compensation due to transmission limitations or limitations on the electricity grid's ability to accommodate intermittent electricity generating sources, reducing our revenues and impairing our ability to capitalize fully on a particular facility's generating potential. Such curtailments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, economic congestion on transmission networks in certain of the markets in which we operate may occur and we may be deemed responsible for congestion costs. If we were liable for such congestion costs, our financial results could be adversely affected.

Our costs, results of operations, financial condition and cash flows could be adversely impacted by the disruption of the fuel supplies necessary to generate power at our conventional and thermal power generation facilities.

              Delivery of fossil fuels to fuel our conventional and thermal generation facilities is dependent upon the infrastructure (including natural gas pipelines) available to serve each such generation facility as well as upon the continuing financial viability of contractual counterparties. As a result, we are subject to the risks of disruptions or curtailments in the production of power at these generation facilities if a counterparty fails to perform or if there is a disruption in the fuel delivery infrastructure.

Risks Related to Our Relationship with NRG

NRG will be our controlling stockholder and will exercise substantial influence over Yield and we are highly dependent on NRG.

              NRG will beneficially own all of our outstanding Class B common stock upon completion of this offering. Each share of our outstanding Class B common stock is entitled to one vote per share. As a result of its ownership of our Class B common stock, NRG will possess approximately 70% (or approximately 65.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of our Class A and Class B common stock. NRG has also expressed its intention to maintain a controlling interest in us. As a result of this ownership, NRG will continue to have a substantial influence on our affairs and its voting power will constitute a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and approval of mergers or sale of all or substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. In addition, NRG will have the right to appoint all of our directors. NRG may cause corporate actions to be taken even if their interests conflict with the interests of our other stockholders (including holders of our Class A common stock). See "Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Related-Person Transactions."

              Furthermore, we will depend on the management and administration services provided by or under the direction of NRG under the Management Services Agreement. NRG personnel and support staff that provide services to us under the Management Services Agreement will not be required to, and we do not expect that they will, have as their primary responsibility the management and administration of Yield or to act exclusively for us and the Management Services Agreement will not require any specific individuals to be provided by NRG. Under the Management Services Agreement, NRG will have the discretion to determine which of its employees will perform assignments required to be provided to us under the Management Services Agreement. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Management Services Agreement will continue in perpetuity, until terminated in accordance with its terms.

              We will also depend upon NRG for the provision of management and administration services at all of our facilities. Any failure by NRG to perform its requirements under these arrangements or the failure by us to identify and contract with replacement service providers, if required, could adversely affect the operation of our facilities and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to consummate future acquisitions from NRG.

              Our ability to grow through acquisitions depends, in part, on NRG's ability to identify and present us with acquisition opportunities. NRG established Yield to hold and acquire a diversified suite of power generating assets in the United States. Although NRG has agreed to grant us a right of first offer with respect to certain power generation assets that NRG may elect to sell in the future (as described in "Certain Relationships and Related Party Transactions—Right of First Offer"), NRG will be under no obligation to sell the NRG ROFO Assets or to accept any related offer from us. Furthermore, NRG has no obligation to source acquisition opportunities specifically for us. In addition, NRG has not agreed to commit to us any minimum level of dedicated resources for the pursuit of renewable power-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from NRG, including:

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    the same professionals within NRG's organization that are involved in acquisitions that are suitable for us have responsibilities within NRG's broader asset management business, which may include sourcing acquisition opportunities for NRG. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us; and

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    in addition to structural limitations, the question of whether a particular asset is suitable is highly subjective and is dependent on a number of factors including an assessment by NRG relating to our liquidity position at the time, the risk profile of the opportunity and its fit with the balance of our then current operations and other factors. If NRG determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of another NRG affiliate.

              In making these determinations, NRG may be influenced by factors that result in a misalignment or conflict of interest. See "Risks Related to Our Business—We may not be able to effectively identify or consummate any future acquisitions on favorable terms, or at all" for a description of risks associated with the identifying, evaluating and consummating acquisitions generally, including acquisitions of NRG ROFO Assets.

The departure of some or all of NRG's employees could prevent us from achieving our objectives.

              We will depend on the diligence, skill and business contacts of NRG's professionals and the information and opportunities they generate during the normal course of their activities. Furthermore, approximately 25% of NRG's employees at our generation plants (on an as adjusted basis to give effect to the Organizational Structure and entry into the Management Services Agreement as if such transactions occurred on March 31, 2013) were covered by collective bargaining agreements.

              Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with NRG, or otherwise successfully renegotiate their collective bargaining agreements when such agreements expire or otherwise terminate. NRG has experienced departures of key professionals and personnel in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of NRG's professionals or a material portion of the NRG employees who work at any of our facilities for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Management Services Agreement will not require NRG to maintain the employment of any of its professionals or to cause any particular professional to provide services to us or on our behalf.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Yield or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows.

              Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between Yield and holders of our Class A common stock, on the one hand, and NRG, on the other hand. Prior to the completion of this offering, we will enter into a Management Services Agreement with NRG. Each of our executive officers will be a shared NRG executive and devote his or her time to both our company and NRG as needed to conduct the respective businesses pursuant to the Management Services Agreement. Although our directors and executive officers owe fiduciary duties to our stockholders, these shared NRG executives will have fiduciary and other duties to NRG, which duties may be inconsistent with the best interests of us and holders of our Class A common stock. In addition, NRG and its representatives, agents and affiliates will have access to our confidential information. Although some of these persons will be subject to confidentiality obligations pursuant to confidentiality agreements or implied duties of confidence, the Management Services Agreement does not contain general confidentiality provisions.

              Additionally, all of our executive officers will continue to have economic interests in NRG and, accordingly, the benefit to NRG from a transaction between us and NRG will proportionately inure to their benefit as holders of economic interests in NRG. Following the completion of this offering, NRG will be a related party under the applicable securities laws governing related party transactions and may have interests which differ from our interests or those of holders of our Class A common stock, including with respect to the types of acquisitions made, the timing and amount of dividends by Yield, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Any material transaction between us and NRG (including the proposed acquisition of any NRG ROFO Asset) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance, Conflicts and Nominating Committee (as discussed in "Management—Committees of the Board of Directors—Corporate Governance, Conflicts and Nominating Committee"). Those of our

executive officers who will continue to have economic interests in NRG following the completion of this offering may be conflicted when advising our Corporate Governance, Conflicts and Nominating Committee or otherwise participating in the negotiation or approval of such transactions. These executive officers have significant project- and industry-specific expertise that could prove beneficial to our Corporate Governance, Conflicts and Nominating Committee's decision-making process and the absence of such strategic guidance could have a material adverse effect on the committee's ability evaluate any such transaction. Furthermore, the creation of our Corporate Governance, Conflicts and Nominating Committee and our related party transaction approval policy may not insulate us from derivative claims related to related party transactions and the conflicts of interest described in this risk factor. Regardless of the merits of such claims, we may be required to expend significant management time and financial resources in the defense thereof. Additionally, to the extent we fail to appropriately deal with any such conflicts, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable or unwilling to terminate the Management Services Agreement.

              The Management Services Agreement will provide that we may terminate the agreement upon 30 days prior written notice to NRG upon the occurrence of any of the following: (i) NRG defaults in the performance or observance of any material term, condition or covenant contained therein in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice thereof is given to NRG; (ii) NRG engages in any act of fraud, misappropriation of funds or embezzlement that results in material harm to us; (iii) NRG is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of NRG. Furthermore, if we request an amendment to the scope of services provided by NRG under the Management Services Agreement and we are not able to agree with NRG as to a change to the service fee resulting from a change in the scope of services within 180 days of the request, we will be able terminate the agreement upon 30 days prior notice to NRG.

              We will not be able to terminate the agreement for any other reason, including if NRG experiences a change of control, and the agreement continues in perpetuity, until terminated in accordance with its terms. If NRG's performance does not meet the expectations of investors, and we are unable to terminate the Management Services Agreement, the market price of our Class A common stock could suffer.

If NRG terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement we may be unable to contract with a substitute service provider on similar terms, or at all.

              We will rely on NRG to provide us with management services under the Management Services Agreement and will not have independent executive or senior management personnel. The Management Services Agreement will provide that NRG may terminate the agreement upon 180 days prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to us. If NRG terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms or at all, and the costs of substituting service providers may be substantial. In addition, in light of NRG's familiarity with our assets, a substitute service provider may not be able to provide the same level of service due to lack of pre-existing synergies. If we cannot locate a service provider that is able to provide us with substantially similar services as NRG does under the Management Services

Agreement on similar terms, it would likely have a material adverse effect on our business, financial condition, results of operation and cash flows.

The liability of NRG is limited under our arrangements with it and we have agreed to indemnify NRG against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

              Under the Management Services Agreement, NRG will not assume any responsibility other than to provide or arrange for the provision of the services described in the Management Services Agreement in good faith. In addition, under the Management Services Agreement, the liability of NRG and its affiliates will be limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful, in each case, except for liabilities arising from NRG's gross negligence. In addition, we will agree to indemnify NRG to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by NRG, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in NRG tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which NRG is a party may also give rise to legal claims for indemnification that are adverse to Yield and holders of our Class A common stock.

Risks Inherent in an Investment in Us

We may not be able to continue paying comparable or growing cash dividends to our holders of our Class A common stock in the future.

              The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

    •
    the level and timing of capital expenditures we make;

    •
    the completion of our ongoing construction activities on time and on budget;

    •
    the level of our operating and general and administrative expenses, including reimbursements to NRG for services provided to us in accordance with the Management Services Agreement;

    •
    seasonal variations in revenues generated by the business;

    •
    our debt service requirements and other liabilities;

    •
    fluctuations in our working capital needs;

    •
    our ability to borrow funds and access capital markets;

    •
    restrictions contained in our debt agreements (including our project-level financing and, if applicable, our new revolving credit facility); and

    •
    other business risks affecting our cash levels.

              As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash dividends to holders of our Class A common stock. Furthermore, holders of our Class A common stock should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock during the period. Because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing project-level financing. Our project-level financing agreements generally prohibit distributions from the project entities prior to COD and thereafter prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios. Our new revolving credit facility may also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default.

              Yield LLC's cash available for distribution will likely fluctuate from quarter to quarter, in some cases significantly, due to seasonality. See "Business—Seasonality." As result, we may cause Yield LLC to reduce the amount of cash it distributes to its members in a particular quarter to establish reserves to fund distributions to its members in future periods for which the cash distributions we would otherwise receive from Yield LLC would otherwise be insufficient to fund our quarterly dividend. If we fail to cause Yield LLC to establish sufficient reserves, we may not be able to maintain our quarterly dividend with a respect to a quarter adversely affected by seasonality.

              Finally, dividends to holders of our Class A common stock will be paid at the discretion of our board of directors. Our board of directors may decrease the level of or entirely discontinue payment of dividends. For a description of additional restrictions and factors that may affect our ability to pay cash dividends, please read "Cash Dividend Policy."

The assumptions underlying the forecasts presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecasts.

              The forecasts presented elsewhere in this prospectus are based on our current portfolio of assets and were prepared using assumptions that our management believes are reasonable. See "Cash Dividend Policy—Assumptions and Considerations." These include assumptions regarding the future operating costs of our facilities, our facilities' future level of power generation, interest rates, administrative expenses, tax treatment of income, future capital expenditure requirements, the completion of CVSR on schedule and on budget and the absence of material adverse changes in economic conditions or government regulations. They also include assumptions based on wind and solar resource studies that take into account meteorological conditions and on the availability of our facilities. The forecasts assume that no unexpected risks materialize during the forecast periods. Any one or more than one of these assumptions may prove to be incorrect, in which case our actual results of operations will be different from, and possibly materially worse than, those contemplated by the forecasts. There can be no assurance that the assumptions underlying the forecasts presented elsewhere in this prospectus will prove to be accurate. Actual results for the forecast periods will likely vary from the forecast results and those variations may be material. We make no representation that actual results achieved in the forecast periods will be the same, in whole or in part, as those forecasted herein.

We are a holding company and our only material asset after completion of this offering will be our interest in Yield LLC, and we are accordingly dependent upon distributions from NRG Yield LLC and its subsidiaries to pay dividends and taxes and other expenses.

              Yield Inc. is a holding company and has no material assets other than its ownership of membership interests in Yield LLC, a holding company that will have no material assets other than its interest in Yield Operating LLC, whose sole material assets are the ones contributed to it by NRG in the Asset Transfer. Neither Yield Inc., nor Yield LLC nor Yield Operating LLC has any independent means of generating revenue. We intend to cause Yield Operating LLC's subsidiaries to make distributions to Yield Operating LLC and, in turn, make distributions to Yield LLC, and, in turn, to make distributions to Yield Inc. in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds for a quarterly cash dividend to holders of our Class A common stock or otherwise, and Yield Operating LLC or Yield LLC is restricted from making such distributions under applicable law or regulation or is otherwise unable to provide such funds (including as a result of Yield Operating LLC's operating subsidiaries being unable to make distributions), it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to holders of our Class A common stock.

We have a limited operating history and as a result there is no assurance we can operate on a profitable basis.

              We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation. We cannot assure you that we will be successful in addressing the risks we may encounter, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Market interest rates may have an effect on the value of our Class A common stock.

              One of the factors that will influence the price of shares of our Class A common stock will be the effective dividend yield of such shares (i.e., the yield as a percentage of the then market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield and, our inability to increase our dividend as a result of an increase in borrowing costs, insufficient cash available for distribution or otherwise, could result in selling pressure on, and a decrease in the market price of our Class A common stock as investors seek alternative investments with higher yield.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

              If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $            per share, because the initial public offering price of $            is substantially higher than the as adjusted net tangible book value per share of our outstanding Class A common stock on an as adjusted basis to give effect to the Organizational Structure. The as adjusted net tangible book value of our Class A common stock is $            per share. For additional information, see "Dilution."

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

              If we are deemed to be an investment company under the Investment Company Act of 1940 (the "Investment Company Act"), our business would be subject to applicable restrictions under the Investment Company Act, which could make it impracticable for us to continue our business as contemplated.

              We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Market volatility may affect the price of our Class A common stock and the value of your investment.

              Following the completion of this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been previously traded publicly. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If you purchase shares of our Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including general market and economic conditions, disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or dividends; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of NRG, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of the Management Services Agreement or additions or departures of NRG's key personnel; changes in market valuations of similar power generation companies; and speculation in the press or investment community regarding us or NRG.

              Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading price of our Class A common stock.

We are a "controlled company," controlled by NRG, whose interest in our business may be different from ours or yours.

              After consummation of this offering, NRG will control approximately 70% of our combined voting power and be able to elect all of our board of directors. As a result, we will be considered a "controlled company" for the purposes of the NYSE listing requirements. As a "controlled company," we will be permitted to, and we may opt out of the NYSE listing requirements that would require (i) a majority of the members of our board of directors to be independent, (ii) that we establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, or (iii) that the compensation of our executive officers and nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors. The NYSE listing requirements are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. As further described above in "—Risks Related to Our Relationship with NRG," it is possible that the interests of NRG may in some circumstances conflict with our interests and the interests of holders of our Class A common stock.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to holders of our Class A common stock, and could make it more difficult for you to change management.

              Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that holders of our Class A common stock may consider favorable, including transactions in which such stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove members of our management. These provisions include:

    •
    a prohibition on stockholder action through written consent;

    •
    a requirement that special meetings of stockholders be called upon a resolution approved by a majority of our directors then in office;

    •
    advance notice requirements for stockholder proposals and nominations; and

    •
    the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

              Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. As a result of these provisions in our charter documents following the completion of the Organizational Structure and Delaware law, the price investors may be willing to pay in the future for shares of our Class A common stock may be limited. See "Description of Capital Stock—Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws."

              Additionally, our amended and restated certificate of incorporation, will prohibit any person and any of its associate or affiliate companies in the aggregate, "public utility" (as defined in the FPA) or "holding company" (as defined in the PUHCA) from acquiring, through this offering or in subsequent purchases other than secondary market transactions, an amount of our Class A common stock sufficient to result in a transfer of control without the prior written consent of our board of directors. See "Notice to Investors." While we do not anticipate that this offering will result in a transfer of control over any public utility owned by us, any such change of control, in addition to prior approval from our board of directors, would require prior authorization from FERC. Similar restrictions may apply to certain purchasers of our securities which are "holding companies" under PUHCA regardless of whether our securities are purchased in this offering, subsequent offerings by us or NRG, in open market transactions or otherwise. A purchaser of our securities which is a holding company will need to determine whether a given purchase of our securities may require prior FERC approval.

You may experience dilution of your ownership interest due to the future issuance of additional shares of our Class A common stock.

              We are in a capital intensive business, and may not have sufficient funds to finance the growth of our business, future acquisitions or to support our projected capital expenditures. As a result, we may require additional funds from further equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete future acquisitions, expansions and capital expenditures and pay the general and administrative costs of our business. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of our Class A common stock offered hereby. Under our amended and restated certificate of incorporation, we will be authorized to issue                                    shares of Class A common stock,                                    shares of Class B common stock and                                    shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of our Class A common stock or other securities that are convertible into or exercisable for our Class A common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the offering price for our Class A common stock in this offering.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the stock price and trading volume of our Class A common stock could decline.

              The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the stock price or trading volume of our Class A common stock to decline.

Future sales of our common stock by NRG may cause the price of our Class A common stock to fall.

              The market price of our Class A common stock could decline as a result of sales by NRG of such shares (issuable to NRG upon the exchange of some or all of its Yield LLC Class B units) in the market, or the perception that these sales could occur. The market price of our Class A common stock may also decline as a result of NRG disposing or transferring some or all of our outstanding Class B common stock, which disposals or transfers would reduce NRG's ownership interest in, and voting control over, us. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

              NRG and certain of its affiliates have certain demand and piggyback registration rights with respect to shares of our Class A common stock issuable upon the exchange of Yield LLC's Class B units. The presence of additional shares of our Class A common stock trading in the public market, as a result of the exercise of such registration rights may have a material adverse effect on the market price of our securities. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

We will incur increased costs as a result of being a publicly traded company.

              As a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. In addition, rules implemented by the SEC and NYSE, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an "emerging growth company" and may elect to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

              We are an "emerging growth company," as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2017. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our Class A common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the price for our Class A common stock may be more volatile.

              Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have irrevocably elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Related to Taxation

              In addition to reading the following risk factors, if you are a non-U.S. investor, please read "Material U.S. Federal Income Tax Consequences to Non-U.S. Holders" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of shares of our Class A common stock.

Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.

              We expect to generate NOLs and NOL carryforwards that we can utilize to offset future taxable income. Based on our current portfolio of assets, which include renewable assets that benefit from an accelerated tax depreciation schedule, and subject to potential tax audits, which may result in income, sales, use or other tax obligations, we do not expect to pay significant federal income tax for a period of approximately ten years. While we expect these losses will be available to us as a future benefit, in the event that they are not generated as expected, successfully challenged by the IRS (in a tax audit or otherwise) or subject to future limitations as discussed below, our ability to realize these benefits may be limited. A reduction in our expected NOLs, a limitation on our ability to use such losses or future tax audits, may result in a material increase in our estimated future income tax liability and may negatively impact our liquidity and financial condition.

Our ability to use NOLs to offset future income may be limited.

              Our ability to use NOLs generated in the future could be substantially limited if we were to experience an "ownership change" as defined under Section 382 of the Code. In general, an "ownership change" would occur if our "5-percent shareholders," as defined under Section 382 of the

Code, collectively increased their ownership in us by more than 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change deferred tax assets equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurs. The long-term tax-exempt rate for April 2013 is 2.77%. Future sales of our Class A common stock by NRG, as well as future issuances by us, could contribute to a potential ownership change.

A valuation allowance may be required for our deferred tax assets

              Our expected NOLs will be reflected as a deferred tax asset as they are generated until utilized to offset income. Valuation allowances may need to be maintained for deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates and future taxable income levels and based on input from our auditors, tax advisors or regulatory authorities. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made, which could have a material adverse impact on our financial condition and results of operations and our ability to maintain profitability.

Distributions to holders of our Class A common stock may be taxable as dividends.

              It is difficult to predict whether we will generate earnings or profits as computed for federal income tax purposes in any given tax year. If we make distributions from current or accumulated earnings and profits as computed for federal income tax purposes, such distributions will generally be taxable to holders of our Class A common stock in the current period as ordinary dividend income for federal income tax purposes. Under current law, such dividends would be eligible for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for federal income tax purposes and therefore constitute a non-taxable return of capital distribution to the extent of a stockholder's basis in our Class A common stock, no assurance can be given that this will occur.

USE OF PROCEEDS

              Assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock, we expect to receive approximately $             million of proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the proceeds to us will be approximately $             million, after deducting underwriting discounts and estimated offering expenses payable by us.

              We intend to use approximately $             million of the net proceeds from this offering to acquire newly issued Yield LLC Class A units, representing     % of Yield LLC's outstanding membership units after this offering, from Yield LLC. Yield LLC will use such net proceeds for general corporate purposes, including to fund approximately $            of our required capital contributions to pay for our portion of CVSR's construction costs.

              We intend to use approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the net proceeds of this offering to acquire Yield LLC Class A units (which will be reclassified from Yield LLC Class B units in connection with such acquisition), representing approximately    % (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of Yield LLC's outstanding membership units after this offering, from NRG. Accordingly, we will not retain any of the net proceeds used by us to acquire Yield LLC Class A units from NRG. NRG will not receive any of the net proceeds or other consideration in connection with this offering, other than the net proceeds used by us to purchase Yield LLC Class A units from NRG (as described above) and the Yield LLC units to be issued to NRG in the Asset Transfer (as described in "Summary—Organizational Structure").

              A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

 CAPITALIZATION

              The following table sets forth our predecessor's cash and cash equivalents and consolidated capitalization as of March 31, 2013 on (i) a historical basis and (ii) an as adjusted basis to give effect to the Organizational Structure, including this offering, and the application of the net proceeds of this offering in the manner set forth under the heading "Use of Proceeds."

              You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes thereto included elsewhere in this prospectus.

	March 31, 2013
(in millions except shares)	Actual	As Adjusted
Cash and restricted cash:
Cash and cash equivalents	$23	$
Restricted cash	19		19

Total cash and restricted cash	42

Long-term debt:
New revolving credit facility	—		—
Affiliated debt	26		26
Project-level debt	1,125		1,125

Total long-term debt	1,151		1,151
Equity:
Class A common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; authorized and issued and outstanding, as adjusted	—
Class B common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; authorized and issued and outstanding, as adjusted	—
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; authorized and no shares issued and outstanding, as adjusted	—
Additional paid-in-capital	577
Retained earnings	36
Accumulated other comprehensive income	(23)
Noncontrolling interest	—

Total equity	590

Total capitalization	$1,783	$

 DILUTION

              Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock sold in this offering will exceed the as adjusted net tangible book value per share of our Class A common stock after the offering. Net tangible book value per share of our Class A common stock as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. As of March 31, 2013, after giving effect to the Asset Transfer, our net tangible book value would have been approximately $             billion, or $            per share of Class A common stock, assuming that NRG exchanged all of its Yield LLC Class B units for newly-issued shares of our Class A common stock on a one-for-one basis. Purchasers of our Class A common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of our Class A common stock for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2013 after giving effect to the Asset Transfer	$
Decrease in as adjusted net tangible book value per share attributable to purchasers in this offering

Net tangible book value per share after giving effect to the Asset Transfer, the offering and the use of proceeds therefrom

Immediate dilution in net tangible book value per share to purchasers in the offering

              Because NRG does not currently own any Class A common stock or other economic interest in us, we have presented dilution in net tangible book value per share of Class A common stock to investors in this offering assuming that NRG exchanged its Yield LLC Class B units for newly-issued shares of our Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the purchasers in this offering.

              If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the net tangible book value per share after giving effect to the offering would be $            per share. This represents an increase in net tangible book value of $            per share to our existing stockholder and dilution in net tangible book value of $            per share to purchasers in this offering.

              If the initial public offering price were to increase or decrease by $1.00 per share of common stock, then dilution in net tangible book value per share of common stock would equal $            and $            , respectively.

              The following table sets forth, as of March 31, 2013, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by NRG and by purchasers of our Class A common stock in this offering, assuming an initial public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus), that NRG exchanged all of its Yield LLC Class B units for shares of our Class A common stock on a one-for-one basis and no exercise of the underwriters' option to purchase additional shares of Class A common stock.

	Shares of Class A Common Stock			Total Consideration
	Number	Percent		Amount	Percent
NRG and affiliates(1)			%	$		%
Purchasers in the offering			%	$		%

(1)
The assets contributed by NRG in the Asset Transfer will be recorded at historical cost. The book value of the consideration to be provided by NRG in the Asset Transfer as of March 31, 2013 was approximately $590 million.

CASH DIVIDEND POLICY

              You should read the following discussion of our cash dividend policy in conjunction with "—Assumptions and Considerations" below, which includes the factors and assumptions upon which we base our cash dividend policy. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

              This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast and the differences may be materially less favorable.

              For additional information regarding our historical combined results of operations, you should refer to our audited historical combined financial statements as of December 31, 2010, 2011 and 2012 and for the fiscal years ended December 31, 2010, 2011 and 2012 and our unaudited historical combined financial statements as of March 31, 2013 and for the three months ended March 31, 2012 and 2013 included elsewhere in this prospectus.

General

              We intend to pay a regular quarterly dividend to holders of our Class A common stock. Our quarterly dividend will initially be set at $            per share of our Class A common stock, or $            per share on an annualized basis, and the amount may be changed in the future without advance notice. We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on the last day of such fiscal quarter. With respect to our first dividend payable on December 15, 2013 to holders of record on December 1, 2013, assuming a closing date of             , 2013, we intend to pay a pro-rated initial dividend of $            per share.

Rationale for Our Dividend

              We have established our initial quarterly dividend level after considering the amount of cash we expect to receive from Yield LLC as a result of our membership interest in Yield LLC after this offering. In accordance with its operating agreement and our capacity as the sole managing member, we intend to cause Yield LLC to make regular quarterly cash distributions to its members in an amount equal to the cash available for distribution generated during a given quarter, which will be calculated net of reserves for the prudent conduct of our business, and to use the amount distributed to Yield Inc. to pay regular quarterly dividends to holders of our Class A common stock.

              Our cash dividend policy reflects a basic judgment that holders of our Class A common stock will be better served by distributing all of the cash distributions we receive from Yield LLC each quarter in the form of a quarterly dividend rather than retaining it. In addition, by providing for the provision of reserves each quarter in calculating cash available for distribution and thereby enabling Yield LLC to retain a portion of its cash generated from operations, we believe we will also provide better value to holders of our Class A common stock by maintaining the operating capacity of our assets and, in turn, dividend paying capacity.

              Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets, maintenance and outage schedules among other factors. Accordingly, during quarters in which it generates cash available for distribution in excess of the amount necessary to distribute to us to pay our stated quarterly dividend, we may cause it to reserve a portion of the excess to fund its cash distribution in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use sources of cash not included in our calculation of cash available for distribution, such as net cash provided by financing activities, receipts from 1603 Cash Grant Proceeds, network upgrade reimbursements, all or any portion of the cash on hand or, if applicable, borrowings under our new revolving credit facility, to pay dividends to holders of our Class A common stock. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

Estimate of Future Cash Available for Distribution

              We primarily considered forecasted cash available for distribution in assessing the amount of cash that we expect our assets will be able to generate for the purposes of our initial dividend. Accordingly, we believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. In general, we expect that "cash available for distribution" each quarter will equal Adjusted EBITDA generated during the period plus cash distributions received from unconsolidated affiliates, less:

    •
    pro-rata Adjusted EBITDA from unconsolidated affiliates;

    •
    cash interest paid;

    •
    income tax paid;

    •
    maintenance capital expenditures;

    •
    change in other assets;

    •
    principal payments on indebtedness in accordance with the related loan amortization schedules; and

    •
    reserves for the prudent conduct of our business including, among other things, unplanned capital expenditures and dividend shortfalls as a result of seasonality in our cash flows.

Limitations on Cash Dividends and Our Ability to Change Our Cash Dividend Policy

              There is no guarantee that we will pay quarterly cash dividends to holders of our Class A common stock. We do not have a legal obligation to pay our initial quarterly dividend or any other dividend. Our cash dividend policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

    •
    The amount of our quarterly cash available for distribution could be impacted by restrictions on cash distributions contained in our project-level financing arrangements, which require that our project-level subsidiaries comply with certain financial tests and covenants in order to make such cash distributions. We expect that similar restrictions will be contained in our new revolving credit facility. Should we or any of our project-level subsidiaries be unable to satisfy these covenants or if any of us are otherwise in default under such facilities, we may be unable to receive sufficient cash distributions to pay our stated quarterly cash dividends notwithstanding our stated cash dividend policy. See the "Project-Level Financing" descriptions contained in the "Business—Our Operations" section of this prospectus for a description of such restrictions.

    •
    As the sole managing member of Yield LLC, we and, accordingly, our board of directors will have the authority to establish, or cause Yield LLC to establish, cash reserves for the prudent conduct of our business and for future cash dividends to holders of our Class A common stock, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in prices under offtake agreements, fuel supply and transportation agreements and other project contracts, changes in regulated transmission rates, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market or recontracted pricing following the expiration of offtake agreements, working capital requirements and the operating performance of the assets. Furthermore, our board of directors may increase, or cause Yield LLC to increase reserves to account for the seasonality that has historically existed in our assets cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year.

    •
    Prior to Yield LLC making any cash distributions to its members, Yield LLC will reimburse the Manager and its affiliates for all direct and indirect expenses they incur on our behalf pursuant to the Management Services Agreement. Yield LLC's second amended and restated operating agreement will not limit the amount of expenses for which the Manager and its affiliates may be reimbursed. The Management Services Agreement will provide that NRG will determine in good faith the expenses that are allocable to us. Accordingly, the reimbursement of expenses and payment of fees, if any, to the Manager and its affiliates will reduce the amount of our cash available for distribution.

    •
    Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our Class A common stock either:

    •
    out of its surplus, as defined in and computed in accordance with the DGCL; or

    •
    in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

    •
    We may lack sufficient cash to pay dividends to holders of our Class A common stock due to cash flow shortfalls attributable to a number of operational, commercial or other factors, including low availability, as well as increases in our operating and/or general and administrative expenses, principal and interest payments on our outstanding debt, income tax expenses, working capital requirements or anticipated cash needs at our project-level subsidiaries.

    •
    Yield LLC's cash distributions to us and, as a result, our ability to pay or grow our dividends is dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to Yield LLC may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state corporation laws and other laws and regulations.

Our Ability to Grow our Business and Dividend

              We intend to grow our business primarily through the acquisition of contracted power assets, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A common stock will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

              We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future growth capital expenditures. To the extent we are unable to finance growth externally; our cash dividend policy could significantly impair our ability to grow because we do not currently intend to reserve a substantial amount of cash generated from operations to fund growth opportunities. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain or increase our per share dividend level. There are no limitations in our bylaws, and we do not expect that there will be any limitations under our new revolving credit facility, on our ability to issue additional shares of capital stock, including preferred stock that would have priority over our Class A common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact our cash available for distribution and, in turn, our ability to pay dividends to holders of our Class A common stock.

Unaudited Cash Available for Distribution for the Year Ended December 31, 2012 and the Twelve Months Ended March 31, 2013

              If we had completed the transactions contemplated in this prospectus on January 1, 2012, our unaudited cash available for distribution for the year ended December 31, 2012 would have been approximately $27 million, of which $     million would have been distributed to Yield Inc. If we had completed the transactions contemplated in this prospectus on April 1, 2012, our unaudited cash available for distribution for the twelve months ended March 31, 2013 would have been approximately $20 million, of which $     million would have been distributed to Yield Inc. In addition, our cash available for distribution after investing and funding activities was approximately $17 million for the year ended December 31, 2012 and $1 million for the twelve months ended March 31, 2013. While our financial results reflect debt borrowed and capital contributed to fund growth capital expenditures and equity investments in our unconsolidated affiliates, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the cash flows we typically expect to generate. These amounts would have been insufficient to pay the full quarterly cash dividend on all of our Class A common stock to be outstanding immediately after consummation of this offering based on our initial quarterly dividend of $            per share of our Class A common stock per quarter (or $            per share on an annualized basis).

              Our calculation of unaudited cash available for distribution does not include incremental external general and administrative expenses that we expect to incur as a result of being a publicly traded company, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. We estimate that these incremental external general and administrative expenses initially will be approximately $3 million per year. Such expenses are not reflected in our unaudited combined financial statements included elsewhere in this prospectus.

              Our unaudited combined financial statements, from which our unaudited cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our predecessor's historical financial statements were prepared on an accrual basis. We derived the amounts of unaudited cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited cash available should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

              The footnote to the table below provides additional information about the adjustments and should be read along with the table.

	Twelve Months Ended
(in millions except per share data)	December 31, 2012		March 31, 2013
Operating Revenues:
Total operating Revenues		$175		$184
Operating Costs and Expenses
Cost of operations		106		108
Depreciation and amortization		25		29
General and administration		13		13

Total operating costs and expenses		144		150

Operating Income		31		34
Other income/(expense)
Equity in earnings of unconsolidated affiliates		19		20
Other income		1		1
Interest expense		(28)		(29)

Total other expense		(8)		(8)
Income before income taxes		23		26
Income tax expense		10		11

Net Income		13		15
Less:
Interest income		(1)		(1)
Add:
Depreciation and amortization		25		29
Interest expense		28		29
Income tax expense		10		11
Contract amortization		1		1
Equity in earnings of unconsolidated affiliates		(19)		(20)
Pro-rata Adjusted EBITDA from unconsolidated affiliates		42		44

Adjustments to reflect Yield's pro-rata share of Adjusted EBITDA in unconsolidated affiliates		23		24

Adjusted EBITDA		99		108
Add:
Cash distribution from unconsolidated affiliates		21		17
Pro-rata Adjusted EBITDA from unconsolidated affiliates		(42)		(44)
Less:
Cash interest paid		(17)		(20)
Income tax paid		—		—
Maintenance capital expenditures		(9)		(9)
Principal amortization of indebtedness		(25)		(32)

Estimated cash available for distribution		27		20
Less:
Growth capital expenditures		(371)		(518)
Equity investment in unconsolidated affiliates		(27)		(32)
Add:
Capital contributed to fund growth capital expenditures		283		371
Net debt borrowed to fund growth capital expenditures and equity investments in unconsolidated affiliates(1)		105		160

Estimated cash available for distribution to Class A and Class B Yield LLC unitholders after investing and funding activities		$17		$1
Less estimated cash available for distribution to Class B Yield LLC unitholders (representing the noncontrolling interest) after investing and funding activities
Estimated cash available for distribution to Class A Yield LLC unitholders after investing and funding activities to Yield Inc.	$		$
Initial annual dividend per share (based on initial quarterly dividend rate of $ per share of our Class A common stock)
Aggregate annual dividends to holders of our Class A common stock

Excess/(Shortfall) of cash available for distribution over aggregated annualized quarterly distributions to Class A and Class B Yield LLC unitholders, calculated at the initial quarterly distribution of $        per unit

(1)
Includes affiliates debt and net of debt issuance costs. In addition, the amount for the twelve months ended March 31, 2013, is net of approximately $299 million related to return of capital for our Borrego and Alpine projects as a result of delays in closing and the draw downs on the debt facilities.

              The following table provides a reconciliation of net income to Adjusted EBITDA by our wholly-owned conventional, renewable and thermal assets and our assets that we account for using the equity method for the fiscal year ended December 31, 2012 and the twelve months ended March 31, 2013 (in millions):

	Fiscal Year Ended December 31, 2012
	Conventional	Renewable	Thermal	Corporate	Total
Net income	$15	$(1)	$16	$(17)	$13
Less:
Interest income	—	(1)	—	—	(1)
Add:
Depreciation and amortization	—	10	15	—	25
Interest expense	—	20	8	—	28
Income tax expense	—	—	—	10	10
Contract amortization	—	—	1	—	1
Equity earnings of unconsolidated affiliates	(15)	(4)	—	—	(19)
Pro-rata Adjusted EBITDA from unconsolidated affiliates	30	12	—	—	42

Adjustments to reflect Yield's pro-rata share of Adjusted EBITDA to unconsolidated affiliates	15	8	—	—	23

Adjusted EBITDA	$30	$36	$40	$(7)	$99

	Twelve Months Ended March 31, 2013
	Conventional	Renewable	Thermal	Corporate	Total
Net income	$15	$1	$17	$(18)	$15
Less:
Interest income	—	(1)	—	—	(1)
Add:
Depreciation and amortization	—	14	15	—	29
Interest expense	—	21	8	—	29
Income tax expense	—	—	—	11	11
Contract amortization	—	—	1	—	1
Equity in earnings of unconsolidated affiliates	(15)	(5)	—	—	(20)
Pro-rata Adjusted EBITDA from unconsolidated affiliates	30	14	—	—	44

Adjustments to reflect Yield's pro-rata share of Adjusted EBITDA in unconsolidated affiliates	15	9	—	—	24

Adjusted EBITDA	$30	$44	$41	$(7)	$108

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2014 and June 30, 2015

              We forecast that our cash available for distribution during the twelve months ending June 30, 2014 and 2015 will be approximately $87 million and $105 million, respectively, of which we forecast $     million will be distributed to Yield Inc. for the twelve months ending June 30, 2014 and $     million for twelve months ending June 30, 2015. This amount would be sufficient to pay our initial quarterly dividend of $            per share on all outstanding shares of our Class A common stock immediately after consummation of this offering for each quarter in the twelve months ending June 30, 2014 and the twelve months ending June 30, 2015.

              We are providing this forecast to supplement our predecessor's combined historical financial statements in support of our belief that we will have sufficient cash available for distribution to allow Yield LLC to make distributions in amounts sufficient to allow us to pay a regular quarterly dividend on all of our outstanding Class A common stock immediately after consummation of this offering for each quarter in fiscal year 2013, at our initial quarterly dividend of $            per share (or $            per share on an annualized basis). Please read "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the forecast. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies and Estimates" for information regarding the accounting policies we have followed for the forecast.

              Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2014 and the twelve months ending June 30, 2015. It should be read together with the historical combined financial statements and the accompanying notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under "—Assumptions and Considerations," are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in "Risk Factors." Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those that would enable us to generate sufficient cash available for distribution to allow Yield LLC to make distributions in amounts sufficient to allow us to pay the aggregate annualized regular quarterly dividend on all outstanding shares of our Class A common stock for the twelve months ending June 30, 2014 and 2015, calculated at the initial quarterly dividend rate of $            per share per quarter (or $            per share on an annualized basis). Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a regular quarterly dividend to holders of our Class A common stock at our initial quarterly dividend level or at all. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

              The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our forecast.

              We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow Yield LLC to make distributions in amounts sufficient to allow us to pay the full regular quarterly dividend on all of our Class A common stock outstanding immediately after the consummation of this offering for each quarter in the twelve months ending June 30, 2014 and 2015 (based on our initial quarterly dividend rate of $            per share per quarter (or $            per share on an annualized basis)) should not be regarded as a representation by us, the underwriters or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

NRG Yield, Inc.
Estimated Cash Available for Distribution

	Twelve Months Ended
(in millions except per share data)	June 30, 2014		June 30, 2015
Operating Revenues
Total operating Revenues		$361		$370
Operating Costs and Expenses
Cost of operations		139		148
Depreciation and amortization		65		67
General and administration		12		12

Total operating costs and expenses		216		227

Operating income		145		143
Other income/(expense)
Equity in earnings of unconsolidated affiliates		28		22
Other income/(expense)		2		2
Interest expense		(68)		(64)

Total other income/(expense)		(38)		(40)
Income before income taxes		107		103
Income tax expense		43		41

Net Income		64		62
Less:
Interest income		(1)		(1)
Add:
Depreciation and amortization		65		67
Interest expense		68		64
Income tax expense		43		41
Contract amortization		1		1
Equity in earnings of unconsolidated affiliates		(28)		(22)
Pro-rata Adjusted EBITDA from unconsolidated affiliates		70		74

Adjustments to reflect Yield's pro-rata share of Adjusted EBITDA in unconsolidated affiliates		42		52

Adjusted EBITDA		282		286
Add:
Cash distribution from unconsolidated affiliates		22		44
Pro-rata Adjusted EBITDA from unconsolidated affiliates		(70)		(74)
Less:
Cash interest paid		(72)		(63)
Income tax paid		—		—
Maintenance capital expenditures		(12)		(12)
Change in other assets		1		1
Principal amortization of indebtedness		(64)		(77)

Estimated cash available for distribution		87		105
Less:
Growth capital expenditures/acquisitions		(9)		—
Equity investment in unconsolidated affiliates		(16)		—
Add:
Capital contributed to fund growth capital expenditures		9		—
Net Debt borrowed to fund growth capital expenditures and equity investments in unconsolidated affiliates		16		—

Estimated cash available for distribution to Class A and Class B Yield LLC unitholders after investing and funding activities		$87		$105
Less estimated cash available for distribution to Class B Yield LLC unitholders (representing the noncontrolling interest) after investing and funding activities
Estimated cash available for distribution to Class A Yield LLC unitholders after investing and funding activities	$		$
Initial annual dividend per share (based on initial quarterly dividend rate of $ per share of our Class A common stock)
Aggregate annual dividends to holders of our Class A common stock

Excess/(Shortfall) of cash available for distribution over aggregated annualized quarterly distributions to Class A and Class B Yield LLC unitholders, calculated at the initial quarterly distribution of $        per unit

              The following table provides a reconciliation of net income to Adjusted EBITDA by our wholly-owned conventional, renewable and thermal assets and our assets that we account for using the equity method for the twelve months ending June 30, 2014 and 2015 (in millions):

	Twelve Months Ending June 30, 2014
	Conventional	Renewable	Thermal	Corporate	Total
Net income	$66	$25	$23	$(50)	$64
Less:
Interest income	—	(1)	—	—	(1)
Add:
Depreciation and amortization	18	32	15	—	65
Interest expense	33	27	8	—	68
Income tax expense	—	—	—	43	43
Contract amortization	—	—	1	—	1
Equity in earnings of unconsolidated affiliates	(15)	(13)	—	—	(28)
Pro-rata Adjusted EBITDA from unconsolidated affiliates	30	40	—	—	70

Adjustments to reflect Yield's pro-rata share of Adjusted EBITDA to unconsolidated affiliates	15	27	—	—	42

Adjusted EBITDA	$132	$110	$47	$(7)	$282

	Twelve Months Ending June 30, 2015
	Conventional	Renewable	Thermal	Corporate	Total
Net income	$65	$20	$25	$(48)	$62
Less:
Interest income	—	(1)	—	—	(1)
Add:
Depreciation and amortization	20	32	15	—	67
Interest expense	31	26	7	—	64
Income tax expense	—	—	—	41	41
Contract amortization	—	—	1	—	1
Equity in earnings of unconsolidated affiliates	(14)	(8)	—	—	(22)
Pro-rata Adjusted EBITDA from unconsolidated affiliates	29	45	—	—	74

Adjustments to reflects Yield's pro-rata share of Adjusted EBITDA to unconsolidated affiliates	15	37	—	—	52

Adjusted EBITDA	$131	$114	$48	$(7)	$286

Assumptions and Considerations

              Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated Adjusted EBITDA and estimated cash available for distribution for the twelve months ending June 30, 2014 and June 30, 2015. The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all inclusive, such assumptions are those that we believe are material to our forecasted results of operations. We believe we have a reasonable basis for these assumptions. We believe that our historical results of operations will approximate those reflected in our forecast. However, we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecasted and our historical results, and those differences may be material. If our forecast is not achieved, we may not be able to pay cash dividends on our Class A common stock at the initial quarterly dividend level or at all.

              The following table presents the forecasted Adjusted EBITDA and cash available for distribution for the twelve months ending June 30, 2014 and June 30, 2015 (in millions):

	Twelve Months Ending
	June 30, 2014		June 30, 2015
	Adjusted EBITDA	Estimated Cash Available for Distribution	Adjusted EBITDA	Estimated Cash Available for Distribution
Conventional	$132	$45	$131	$47
Renewables	110	25	114	47
Thermal	47	24	48	18
Corporate	(7)	(7)	(7)	(7)

Total	$282	$87	$286	$105

General Considerations

  •
  The forecast assumes that on                        , 2013, we will raise net proceeds of $             million in this offering through the issuance of                of our shares of Class A common stock at a price of $            per share (in each case, based on an initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus). We have also assumed that immediately following the consummation of this offering, Yield LLC will have                Class A units and                Class B units outstanding and that            of such Class A units will be held by Yield Inc. The forecast also assumes that the proceeds of this offering will be used as described in "Use of Proceeds" elsewhere in this prospectus and that in connection with the completion of this offering, the other transactions contemplated upon under the heading "Summary—Organizational Structure" will have been consummated (other than the exercise by the underwriters of their option to purchase additional shares).

  •
  The historical period for the twelve months ended March 31, 2013 includes the results for our conventional asset, GenConn, our renewable assets, Avenal, Blythe, Roadrunner, AZ DG Solar Projects, Avra Valley, all of our PFMG DG Solar Projects, Alpine, Borrego and South Trent, and our thermal infrastructure assets. All of these assets were operational for the full year ended December 31, 2012, except for our Princeton Energy Center, which achieved COD in the first quarter of 2012, as well as Avra Valley in December 2012, certain of our PFMG DG Solar Projects from October 2012 through December 2012, Alpine in January 2013, and Borrego in February 2013. These results also do not include the expansion of our Phoenix thermal facility. Please see "Business—Our Operations—Thermal" for additional information regarding our thermal operations.

  •
  We account for GenConn, CVSR and Avenal under the equity method for both the historical and forecasted periods, as applicable. Equity in earnings of unconsolidated affiliates reflects our share of the pre-tax income based on our proportional membership interest in these assets. All other assets are consolidated in our financial results.

  •
  The COD for our CVSR project, which is included in our forecasted results but is not included in our historical financial results for the twelve months ended December 31, 2012 and March 31, 2013, is October 2013 (final phase's COD).

  •
  Asset assumptions:

  •
  Conventional Assets:

  •
  Marsh Landing: Revenues and expenses reflect the terms specified in the fixed price tolling agreement with PG&E for 100% of the facility whereby substantially all variable costs, including fuel and other variable operations costs, are recovered through a toll payment from PG&E. Our forecast assumes an average Adjusted EBITDA margin of approximately $12 per kilowatt-month. See "Business—Our Operations—Conventional—Marsh Landing" for additional information.

  •
  GenConn: Results for GenConn are included in the equity in earnings of unconsolidated affiliates and pro-rata Adjusted EBITDA from unconsolidated affiliates with CL&P. Our forecast of equity in earnings and pro-rata Adjusted EBITDA from our 49.95% interest in GenConn are based on the following components: (i) an average equity base rate of approximately $94 million as of December 31, 2012, (ii) an allowed return on equity of 9.75% and (iii) a weighted-average depreciable life of approximately 30 years. As of March 31, 2013, our invested capital was approximately $125 million. See "Business—Our Operations—Conventional—GenConn" for additional information.

  •
  Renewable Assets. Revenues and expenses reflect the terms specified in the fixed-priced offtake agreements for 100% of energy production. Our forecast assumes production based on solar and wind resource assessments of a 1-year P-50 output probability for each asset prepared by independent solar and wind resource consultants. Production based on a 1-year P-50 output probability is defined as the output level that has a more than 50% probability of being exceeded in any given year. Our forecast for the solar facilities assumes an Adjusted EBITDA margin of approximately $112 per MWh and an average capacity factor of approximately 32% for the twelve months ending June 30, 2014 and 2015. Our forecast for our wind facility assumes an Adjusted EBITDA margin of approximately $37 per MWh and an average capacity factor of approximately 39% for the twelve months ending June 30, 2014 and 2015.

  •
  Thermal Assets:

  •
  Thermal Energy: Revenues and expenses for heating and cooling services, including the production of steam, hot water and/or chilled water and, in some instances, electricity, reflect fixed price offtake agreements with negotiated and/or regulated rates. Our forecast assumes a historical run rate Adjusted EBITDA of approximately $33 million. As described further below, we are investing growth capital expenditures in our Phoenix Energy Center and expect this expansion to contribute additional Adjusted EBITDA of approximately $3 million annually.

  •
  Thermal Generation: Revenues for our thermal generation assets are primarily attributed to payments for capacity sold through the RPM administered by PJM and reflect the April 2010, 2011 and 2012 capacity auctions. Based on the results of these capacity auctions, our thermal generation assets will receive capacity payments of $234.20/MW-day and $139.08/MW-day for the twelve months ending June 30, 2014 and June 30, 2015, respectively. Our forecast assumes a gross margin of approximately $3 million from the sale of excess energy production from our thermal generation assets into the local power grid.

Total Operating Revenue

              We estimate that we will generate total operating revenue of $361 million for the twelve months ending June 30, 2014 and $370 million for the twelve months ending June 30, 2015, compared to $184 million for the twelve months ended March 31, 2013. This increase in our forecasted period from the historical period is primarily attributed to a full twelve months of generation from Marsh Landing, Alpine, Avra Valley and Borrego, which we estimate will together generate approximately 1,976,000 MWhs for the twelve months ending June 30, 2014 compared to approximately 529,000 MWhs for all of our assets for the twelve months ended March 31, 2013 (which included less than twelve months of generation for Alpine, Avra Valley and Borrego and no generation for Marsh Landing). The increase in the forecast period for the twelve months ending June 30, 2015 over the twelve months ending June 30, 2014 is primarily attributed to our thermal facilities as a result of expansion of the Phoenix Energy Center.

Cost of Operations

              We estimate that we will incur a cost of operations expense of $139 million for the twelve months ending June 30, 2014 and $148 million for the twelve months ending June 30, 2015, compared to $108 million for the twelve months ended March 31, 2013. This increase in our forecasted periods from the historical period is primarily attributed to Marsh Landing, and a full twelve months of generation from Alpine, Avra Valley and Borrego. The increase in the forecast period for the twelve months ending June 30, 2015 over the twelve months ending June 30, 2014 is primarily attributed to our thermal facilities as a result of expansion of the Phoenix Energy Center.

Depreciation and Amortization

              We estimate that we will incur depreciation and amortization expense of $65 million for the twelve months ending June 30, 2014 and $67 million for the twelve months ending June 30, 2015 compared to $29 million for the twelve months ended March 31, 2013. This increase in our forecasted periods from the historical period is primarily attributed to Marsh Landing, Alpine, Avra Valley and Borrego achieving commercial operations and accounting for a full twelve months of operations. Forecasted depreciation and amortization expense reflects management's estimates, which are based on consistent average depreciable asset lives and depreciation methodologies under U.S. GAAP. We have assumed that the average depreciable asset lives are 40 years for buildings and 22 years for equipment.

General and Administration ("G&A")

              We estimate that we will incur G&A expenses of $12 million for the twelve months ending June 30, 2014 and 2015, compared to $13 million for the twelve months ended March 31, 2013. G&A expenses include certain shared services and administrative expenses attributed to such assets for their operations, our management services payment to NRG under the Management Services Agreement and specifically for the forecasts, together with the aforementioned expenses, certain costs associated with being a public company.

Equity in Earnings of Unconsolidated Affiliates

              We estimate that we will generate total equity in earnings of unconsolidated affiliates of $28 million for the twelve months ending June 30, 2014 and $22 million for the twelve months ending June 30, 2015, compared to $20 million for the twelve months ended March 31, 2013. The increase in our forecasted period for the twelve months ending June 30, 2014, compared to the twelve months ended March 31, 2013, is primarily attributed to (i) accounting for a full twelve months of operations of three phases of CVSR and (ii) the final phase achieving COD in October 2013. Until the COD of the final phase, we assume that we capitalize CVSR's growth capital expenditures including interest expenses associated with the project-level financing. The decrease in our forecasted period for the twelve months ending June 30, 2015, as compared to the forecasted period for the twelve months ending June 30, 2014, is primarily attributable to accounting for a full twelve months of depreciation and amortization expense and interest expense during the forecasted period for the twelve months ending June 30, 2015, which more than offsets the higher revenues during the same forecasted period accounting for a full twelve months of operations of all four phases of CVSR.

Pro-rata Adjusted EBITDA from Unconsolidated Affiliates

              Yield's pro-rata share of Adjusted EBITDA represents the combined amount of adjusted EBITDA generated by each of our unconsolidated affiliates during a period multiplied by our then applicable membership interest in each such unconsolidated affiliate. We estimate that we will generate total pro-rata Adjusted EBITDA from unconsolidated affiliates of approximately $70 million for the twelve months ending June 30, 2014 and $74 million for the twelve months ending June 30, 2015, compared to $44 million for the twelve months ended March 31, 2013. The increase in our pro-rata Adjusted EBITDA from our unconsolidated affiliates for the twelve months ending June 30, 2014 over the twelve months ended March 31, 2013 is primarily attributable to the phases of CVSR achieving COD, while the increase in our forecasted periods for the twelve months ending June 30, 2015 over the twelve months ending June 30, 2014 is attributed to accounting for a full twelve months of operations of all four phases of CVSR.

Capital Expenditures

              We estimate that we will have maintenance capital expenditures of $12 million for the twelve months ending June 30, 2014 and 2015, compared to $9 million for the twelve months ended March 31, 2013. This increase is primarily attributed to the operations of our Phoenix and Princeton Energy Centers. In addition, we forecast approximately $3 million per year in maintenance capital expenditures for our conventional assets and less than $1 million in maintenance capital expenditures for our renewable generation assets, as our renewable generation assets are subject to fixed price O&M and project-level management administration agreements with annual escalators, such costs are included in our cost of operations. See "Business-Our Operations" and "Certain Relationships and Related Party Transactions-Project-Level Management and Administration Agreements." Maintenance capital expenditures are cash expenditures for the addition or improvement to, or the replacement of, our capital assets made to maintain our long-term operating income or operating capacity. Examples of maintenance capital expenditures are expenditures for the repair, refurbishment and replacement of steam boilers and boiler tube leaks.

              We estimate growth capital expenditures of $9 million for the twelve months ending June 30, 2014 and zero for the twelve months ending June 30, 2015, compared to $518 million for the twelve months ended March 31, 2013. The decrease is primarily attributed to completion of the construction of Marsh Landing, Alpine, Avra Valley, Borrego and the Dover conversion. For the twelve months ending June 30, 2014, our growth capital expenditures is only comprised of $9 million for the expansion of the Phoenix Energy Center.

Change in Other Assets

              We estimate that change in other assets will be $1 million for the twelve months ending June 30, 2014 and 2015. For the year ended December 31, 2012, Marsh Landing was still under construction and as a result there was no change in other assets. The increase from the historical period is attributed to Marsh Landing achieving COD in May 2013. The tolling agreement is classified as an operating lease with Marsh Landing, as lessor, and accordingly, revenues under such agreement are recognized on a straight-line basis over its 10-year term. The contractual payments received by Marsh Landing under such agreement vary from a straight-line basis over the term with certain factors adjusted by a gross domestic product implicit price deflator and differing each month based on a pre-determined schedule reflecting expected seasonal performance. Any difference between revenues and contractual payments are recorded on Marsh Landing balance sheet.

Cash Distribution from Unconsolidated Affiliates

              We estimate that we will generate cash distribution from unconsolidated affiliates of $22 million for the twelve months ending June 30, 2014 and $44 million for the twelve months ending June 30, 2015, compared to $17 million in cash distributions for the twelve months ended March 31, 2013. The increase in our cash distribution from unconsolidated affiliates for the twelve months ending June 30, 2015 is attributable to CVSR achieving COD on all four phases.

Financing and Other

              We estimate that interest expense will be $68 million for the twelve months ending June 30, 2014 and $64 million for the twelve months ending June 30, 2015, compared to $29 million for the twelve months ended March 31, 2013. The increase is primarily attributed to additional indebtedness borrowed to fund the construction of Marsh Landing, Alpine, Avra Valley and Borrego as well as increases in letters of credit posted upon COD of these facilities. The decrease in interest expense between the forecasted periods is attributable to lower average debt balances as a result of cash grant bridge loans at Alpine and Avra Valley as well as recurring debt amortization on our project-level debt facilities. Forecasted interest expense is based on the following assumptions:

  •
  We estimate that our debt level will be approximately $1.2 billion as of June 30, 2013 and December 31, 2013; and

  •
  We estimate that our borrowing costs will average 6.08% and 6.11% for the twelve months ending June 30, 2014 and June 30, 2015, respectively.

              We estimate that principal amortization of indebtedness will be $64 million for the twelve months ending June 30, 2014 and $77 million for the twelve months ending June 30, 2015, compared to $32 million for the twelve months ended March 31, 2013. The increase is primarily attributed to additional amortization following COD for our Marsh Landing, Alpine, Avra Valley and Borrego assets.

              Following the COD of Avra Valley, Alpine, Borrego and each phase of CVSR, NRG has applied or will apply on our behalf to the U.S. Treasury for 1603 Cash Grant Proceeds within 60 days thereafter, as applicable. We expect to receive our portion of the 1603 Cash Grant Proceeds for each application within 60 to 90 days of filing subject to exceptions.

              Avra Valley.    On February 13, 2013, NRG applied for approximately $27 million of 1603 Cash Grant Proceeds on behalf of Avra Valley. In connection with the construction financing for Avra Valley, there was a $8 million cash grant bridge loan available. As of December 31, 2012 and March 31, 2013, approximately $1 million and $4 million, respectively, were outstanding thereon.

              As a result of the federal government's sequestration which went into effect March 1, 2013, an allowance of approximately $3 million was recorded in March 2013, reflecting our expectation that the amount of 1603 Cash Grant Proceeds likely to be received by Avra Valley would be reduced by 8.7% of the application amount. Assuming receipt of the anticipated 1603 Cash Grant Proceeds, we estimate that approximately $4 million will be used to pay off Avra Valley's cash grant bridge loan and that the remaining approximately $20 million will be retained by the project.

              Alpine.    On March 25, 2013, NRG applied for approximately $72 million of 1603 Cash Grant Proceeds on behalf of Alpine. In connection with the construction financing for Alpine, in March 2013, $62 million of the cash grant bridge loan was drawn on.

              As a result of the federal government's sequestration which went into effect March 1, 2013, a $6 million allowance was recorded in March 2013, reflecting our expectation that the amount of 1603 Cash Grant Proceeds likely to be received would be reduced by 8.7% of the application amount. Assuming receipt of the anticipated 1603 Cash Grant Proceeds, we estimate that approximately $62 million will be used to pay off Alpine's cash grant bridge loan and that the remaining approximately $4 million will be retained by the project.

              Borrego.    During the second quarter of 2013, NRG applied for approximately $39 million of 1603 Cash Grant Proceeds on behalf of Borrego in May 2013. Borrego does not have a cash grant bridge loan available. As a result of the federal government's sequestration that went into effect March 1, 2013, a $3 million allowance was recorded shortly after the application is filed, reflecting our expectation that the amount of 1603 Cash Grant Proceeds likely to be received would be reduced by 8.7% of the application amount. Assuming receipt of the anticipated 1603 Cash Grant Proceeds, we expect that the estimated proceeds will be retained by the project.

              CVSR.    NRG (i) filed an application (before September 30, 2013) to receive 1603 Cash Grant Proceeds totaling approximately $206 million by the end of second quarter of 2013 and (ii) will file an application to receive additionally approximately $215 million within 60 to 90 days of achieving COD on the final phase of CVSR (which application we expect to file after September 30, 2013). In connection with the construction financing for CVSR, there is a $380 million cash grant bridge loan available. As of March 31, 2013, $373 million was outstanding thereon. As a result of the federal government's sequestration that went into effect March 1, 2013, CVSR's 1603 Cash Grant Proceeds will be reduced by 8.7% for approved applications before September 30, 2013. Based on recent estimates announced by OMB for fiscal year 2014, we estimate a 7.3% reduction for awards made after September 30, 2013. Assuming receipt of the anticipated 1603 Cash Grant Proceeds specified in (i) above, we estimate that all such proceeds will be used to pay down the amount outstanding under the cash grant bridge loan. Assuming receipt of the anticipated 1603 Cash Grant Proceeds specified in (ii) above, we estimate that a portion of such proceeds will be used to pay off the remaining amount outstanding under the cash grant bridge loan. The remaining amount of the 1603 Cash Grant Proceeds, after giving effect to the sequestration, will be shared between NRG and us, based on our then respective ownership interests in CVSR. We estimate that Yield Inc. will receive $9 million of such remaining proceeds.

              As we attribute 1603 Cash Grant Proceeds as one-time items, we have excluded the excess proceeds distributable to us from our forecasted cash available for distribution. We intend to retain such excess proceeds for general corporate purposes and to potentially fund future acquisitions of assets (whether NRG ROFO Assets or otherwise).

              Certain of our assets have incurred costs to upgrade related interconnection facilities in connection with the construction of such assets. Under the agreements with the transmission operators, these project-level entities agreed to advance such upgrade costs and upon the applicable project's COD, certain eligible costs would be refunded by the transmission operators over a five-year period. Such refunds are applicable for Marsh Landing, Alpine, Borrego and CVSR. As we attribute these upgrade refunds as non-recurring business related income, such refund amounts are excluded from our forecasted cash available for distribution for our consolidated assets. We intend to retain such excess proceeds for general corporate purposes and to potentially fund future acquisitions.

Regulatory, Industry and Economic Factors

              Our estimated results of operations for the forecasted period are based on the following assumptions related to regulatory, industry and economic factors:

  •
  no material nonperformance or credit-related defaults by customers, suppliers, NRG or any of our commercial customers;

  •
  no new or material amendments to federal, state or local laws or regulation, or interpretation or application of existing laws or regulation, of the portions of the motor fuels industry in which we operate that in either case will be materially adverse to our business or our suppliers', NRG's or any of our commercial customers' businesses;

  •
  no material adverse effects to our business, industry or our suppliers', NRG's or any of our commercial customers' businesses on account of natural disasters;

  •
  no material adverse change resulting from supply disruptions or reduced demand for electricity; and

  •
  no material adverse changes in market, regulatory and overall economic conditions.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

              The unaudited pro forma consolidated financial statements are presented to show how we might have looked if the Organizational Structure described under "Summary—Organizational Structure," and the use of the estimated net proceeds from this offering as described under "Use of Proceeds" had occurred on the dates and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The historical financial statements as of and for the years ended December 31, 2010, 2011 and 2012, and as of March 31, 2013 and for the three months ended March 31, 2012 and 2013, appearing elsewhere in this prospectus are intended to represent the financial results of NRG's contracted renewable energy, natural gas and dual-fired electric generation assets and thermal infrastructure assets in the United States that will be contributed to Yield LLC as part of the Asset Transfer for those periods.

              The unaudited pro forma combined statements of operations for the year ended December 31, 2012 and for the three months ended March 31, 2013 have been derived from our accounting predecessor's financial data (as derived from the combined financial statements appearing elsewhere in this prospectus) and giving pro forma effect to the Organizational Structure and the use of the estimated net proceeds from this offering as if they had occurred on January 1, 2012. The unaudited pro forma combined balance sheet as of March 31, 2013 gives effective to the Organizational Structure and the use of the estimated proceeds from this offering as if they had occurred on such date.

              The unaudited pro forma combined financial information and supplemental unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

              The unaudited pro forma combined balance sheet and statements of operations and unaudited consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled "Summary—Organizational Structure," "Use of Proceeds," "Capitalization," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations
For the Three Months Ended March 31, 2013

	Predecessor Actual	NRG Yield, Inc. Pro Forma
	(in millions)
Statement of Income Data:
Operating Revenues:
Total operating revenues	$53	$53
Operating Costs and Expenses
Cost of operations	29	29
Depreciation and amortization	10	10
General and administrative(1)	2	2

Total operating costs and expenses	41	41

Operating Income	12	12
Other Income/Expense
Equity in earnings of unconsolidated affiliates	4	4
Interest expense	(5)	(5)

Total other expense	(1)	(1)

Income Before Income Taxes	11	11
Income tax expense	4	4

Net income	$7	$7

Less net income attributable to non-controlling interest(2)		5

Net income Attributable to Yield Inc.		$2

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2012

	Predecessor Actual	NRG Yield, Inc. Pro Forma
	(in millions)
Statement of Income Data:
Operating Revenues:
Total operating revenues	$175	$175
Operating Costs and Expenses
Cost of operations	106	106
Depreciation and amortization	25	25
General and administrative(1)	13	13

Total operating costs and expenses	144	144

Operating Income	31	31
Other Income/Expense
Equity in earnings of unconsolidated affiliates	19	19
Other income/(expense), net	1	1
Interest expense	(28)	(28)

Total other expense	(8)	(8)

Income Before Income Taxes	23	23
Income tax expense	10	10

Net income	$13	$13

Less net income attributable to non-controlling interest(2)		9

Net income Attributable to Yield, Inc.		$4

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1)
General and administrative expenses include certain historical costs incurred by NRG and allocated to our accounting predecessor. These costs are not necessarily indicative of costs which would have been incurred had Yield LLC been a standalone entity nor are these costs necessarily indicative of what our general and administrative expenses will be in the future.

(2)
Yield Inc. will become the sole managing member of Yield LLC subsequent to consummation of the Asset Transfer. After consummation of the other Organizational Structure, Yield Inc. will own less than 100% of the economic interests in Yield LLC but will have 100% of the voting power and control the management of Yield LLC. Giving pro forma effect to the Organizational Structure and the use of proceeds from this offering as if each had occurred on January 1, 2012, the noncontrolling interest would have been 70%, representing the income attributable to the noncontrolling member, NRG.

Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2013

	Actual	Pro Forma Adjustments	NRG Yield, Inc. Pro Forma
	(in millions)
Current Assets:
Cash and cash equivalents(3)	$23	$	$
Restricted cash	19			19
Accounts receivable—trade	24			24
Accounts receivable—affiliates	3			3
Cash grant receivable	90			90
Inventory	5			5
Deferred tax assets—current(4)	1
Prepayments and other current assets	13			13

Total current assets	178

Property, Plant and Equipment
In service	984			984
Under construction	591			591

Total property, plant & equipment	1,575			1,575
Less accumulated depreciation	(124)			(124)

Net property, plant and equipment	1,451			1,451

Other Assets
Equity investments in affiliates	230			230
Notes receivable—external	7			7
Notes receivable—affiliates	3			3
Intangible assets, net of accumulated amortization of $4	35			35
Other non-current assets	25			25

Total other assets	300			300

Total Assets	1,929

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt—external	131			131
Accounts payable	34			34
Due to NRG and subsidiaries	31
Derivative instruments	20			20
Accrued expenses and other current liabilities	10			10

Total current liabilities	226

Other Liabilities
Long-term debt—external	994			994
Long-term debt—affiliate	26			26
Deferred income taxes(5)	11
Derivative instruments	52			52
Other non-current liabilities	30			30

Total non-current liabilities	1,113

Total Liabilities	1,339

Members' Equity/Stockholders' Equity(6)
Class A common stock
Class B common stock
Additional paid-in capital	577
Retained earnings	36
Accumulated other comprehensive loss	(23)

Member's equity/stockholders' equity attributable to Yield Inc.	590
Noncontrolling interest	—

Total Liabilities and Equity	$1,929	$	$

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(3)
Reflects the net effect on cash and cash equivalents of the receipt of offering proceeds of $             million and net uses of proceeds as described in "Use of Proceeds."

(4)
Reflects adjustments to deferred tax assets for estimated income tax effects of the increase in the tax basis of purchased interests, based on an effective income tax rate of        %, which includes a provision for U.S. federal, state and local income taxes.

(5)
Reflects adjustments to deferred tax liabilities reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases. The deferred tax liabilities arise from taxable temporary differences primarily related to depreciation on property, plant and equipment.

(6)
Represents adjustments to stockholders' equity reflecting (i) par value for Class A and Class B common stock to be outstanding following this offering, (ii) an increase of $             million of additional paid-in capital as a result of net proceeds from this offering, (iii) an increase of $             million of additional paid-in capital, which allocates a portion of Yield LLC's equity to the noncontrolling interest, (iv) the elimination of the Yield LLC Class B units upon consolidation, and (v) a decrease of $             million in retained earnings to allocate a portion of Yield LLC's equity to noncontrolling interest.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

              The following table shows summary historical financial data at the dates and for the periods indicated. The summary historical financial data as of and for the years ended December 31, 2010, 2011 and 2012 have been derived from the audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary historical financial data as of and for the three months ended March 31, 2012 and 2013 was derived from the unaudited combined financial statements of our accounting predecessor included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods, and results for the interim periods are not necessarily indicative of the results for the full year. The historical financial statements as of and for the years ended December 31, 2010, 2011 and 2012 and as of and for the three months ended March 31, 2012 and 2013 are intended to represent the financial results of NRG's contracted renewable energy, natural gas and dual-fired electric generation assets and thermal infrastructure assets in the United States that will be contributed to Yield LLC as part of the Asset Transfer for those periods. The summary historical financial data is not necessarily indicative of results to be expected in future periods.

              The following tables should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations and "Certain Relationships and Related Party Transactions—Management Services Agreement."

              The financial statements of Yield Inc. have not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Fiscal Year Ended December 31,			For the Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in millions)
Statement of Income Data:
Operating Revenues:
Total operating revenues	$143	$164	$175	$44	$53
Operating Costs and Expenses
Cost of operations	97	103	106	27	29
Depreciation and amortization	16	22	25	6	10
General and administrative(1)	10	11	13	2	2

Total operating costs and expenses	123	136	144	35	41

Operating Income	20	28	31	9	12
Other Income/Expense
Equity in earnings of unconsolidated affiliates(2)	1	13	19	3	4
Other income/(expense), net	3	2	1	—	—
Interest expense	(13)	(19)	(28)	(4)	(5)

Total other expense	(9)	(4)	(8)	(1)	(1)

Income Before Income Taxes	11	24	23	8	11
Income tax expense	4	9	10	3	4

Net income	$7	$15	$13	$5	$7

Other Financial Data:
Adjusted EBITDA(3)	$40	$80	$99	$25	$34
Capital expenditure	(25)	(132)	(380)	(32)	(179)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$36	$33	$58	$(6)	$10
Investing activities	(160)	(219)	(405)	(16)	(182)
Financing activities	136	180	345	23	173
Balance Sheet Data (at period end):
Cash and cash equivalents	$30	$24	$22	$25	$23
Property and equipment, net	421	526	1,525	611	1,451
Total assets	676	874	1,891	949	1,929
Long term debt—external (including current portion)	331	313	781	299	1,125
Long term debt—affiliate(4)	32	32	26	29	26
Total liabilities	483	487	1,124	512	1,339
Total equity	193	387	767	437	590

(1)
Includes approximately $5 million, $6 million and $7 million of allocated costs and expenses for items that would be paid to NRG as Manager under the Management Services Agreement after consummation of this offering for the fiscal years ended December 31, 2010, 2011 and 2012, respectively. Also includes approximately $2 million in such costs and expenses for the three months ended March 31, 2012 and 2013. See "Certain Relationships and Related Party Transactions—Management Services Agreement—Reimbursement of Expenses and Certain Taxes" for a description of such costs and expenses.

(2)
Our unconsolidated affiliates include CVSR, Avenal and GenConn.

(3)
For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see footnote (3) to the table set forth in "Summary Historical and Pro Forma Financial Data."

(4)
Represents intercompany notes payable to NRG and its subsidiaries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

              The following discussion analyzes the historical financial condition and results of operations of our accounting predecessor, or NRG Yield. The historical combined financial statements of NRG Yield as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2012 and 2013 appearing elsewhere in this prospectus were prepared on a "carve-out" basis from NRG and are intended to represent the financial results of NRG's contracted renewable energy and conventional generation and thermal infrastructure assets in the United States that will be contributed to Yield LLC as part of the Asset Transfer during those periods.

              You should read the following discussion of the historical financial condition and results of operations of our predecessor in conjunction with the historical financial statements and accompanying notes of our predecessor included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risk and uncertainties that may result in actual results differing from statements we make. Please read "Forward-Looking Statements." Factors that could cause actual results to differ include those risks and uncertainties that are discussed in "Risk Factors." Subsequent to the consummation of the Organizational Structure, we will own 30% of Yield LLC's outstanding membership interests.

              The discussion and analysis below has been organized as follows:

  •
  Executive Summary, including a description of our business and significant events that are important to understanding the results of operations and financial condition for the 2012, 2011 and 2010 annual periods and the three-month periods ended March 31, 2012 and 2013;

  •
  Results of operations, including an explanation of significant differences between the periods in the specific line items of the combined statement of operations;

  •
  Financial condition addressing liquidity position, sources and uses of cash, capital resources and requirements, commitments, and off-balance sheet arrangements; and

  •
  Critical accounting policies which are most important to both the portrayal of our financial condition and results of operations, and which require management's most difficult, subjective or complex judgment.

              As you read this discussion and analysis, refer to the combined statements of operations of NRG Yield included in this prospectus, which presents the results of operations for the years ended December 31, 2012, 2011 and 2010 and for the three months ended March 31, 2012 and 2013, and also refer to the "Business" section of this prospectus for a more detailed discussion about our business, including a description of our industry and our business strengths.

Overview

Company Description

              We are a dividend growth-oriented company formed to serve as the primary vehicle through which NRG will own, operate and acquire contracted renewable and conventional generation and thermal infrastructure assets. We believe we are well positioned to be a premier company for investors seeking stable and growing dividend income from a diversified portfolio of lower-risk high-quality assets. We intend to take advantage of favorable trends in the power generation industry including the growing construction of contracted generation that can replace aging or uneconomic facilities in competitive markets and the demand by utilities for renewable generation to meet their state's RPS.

              We own a diversified portfolio of contracted renewable and conventional generation and thermal infrastructure assets in the United States. Our contracted generation portfolio includes three natural gas or dual-fired facilities, eight utility-scale solar and wind generation facilities and two portfolios of distributed solar facilities that collectively represent 1,324 net MW. Each of these assets sells substantially all of its output pursuant to long-term, fixed price offtake agreements to credit-worthy counterparties. The average remaining contract life, weighted by MWs, of these offtake agreements was approximately 16 years as of March 31, 2013. One of these facilities, CVSR, is in the final stages of construction with expected COD of October 2013. We also own thermal infrastructure assets with an aggregate steam and chilled water capacity of 1,098 net MWt and electric generation capacity of 123 net MW. These thermal infrastructure assets provide steam, hot water and/or chilled water, and in some instances electricity, to commercial businesses, universities, hospitals and governmental units in ten locations, principally through long-term contracts or pursuant to rates regulated by state utility commissions.

              Substantially all of our thermal assets and the Blythe solar generation assets were operating during the full years ended December 31, 2012, 2011 and 2010.

Significant Events During the Three Months Ended March 31, 2013

              During the first quarter of 2013, Alpine and Borrego achieved COD. In addition, Borrego completed a financing arrangement with a group of lenders.

Significant Events During the Three Months Ended March 31, 2012

              During the first quarter of 2013, Alpine completed a financing arrangement with a group of lenders.

Significant Events During the Year Ended December 31, 2012

              During the year ended December 31, 2012, Alpine and Avra Valley entered into financing arrangements. In addition, Avra Valley achieved commercial operations in December of 2012.

Significant Events During the Year Ended December 31, 2011

              In late 2011, Roadrunner reached commercial operations and entered into the Roadrunner financing arrangement. Construction began on Alpine, Avra Valley and Borrego. On September 30, 2011, CVSR was acquired by NRG.

Significant Events During the Year Ended December 31, 2010

              In 2010, South Trent and the Phoenix Energy Center, a subsidiary of Thermal, were acquired. In addition, construction began on Roadrunner, while South Trent, Blythe and Thermal all entered into financing arrangements as further described in Note 9, Long-Term Debt to our audited combined financial statements included elsewhere in this prospectus.

Government Incentives

              Government incentives enhance the economic viability of our operating assets by providing additional sources of funding for the construction of these assets. NRG has applied for and received cash grants in-lieu of investment tax credits ("ITCs") for assets that are currently operating including Blythe, South Trent, Roadrunner and certain Distributed Generation assets. In addition, NRG has submitted applications for cash grants in lieu of ITCs for Avra Valley and Alpine of $27 million and $72 million, respectively. These amounts were subsequently reduced to $24 million and $65 million, respectively, as a result of the federal government's sequestration. Cash grants are treated as a reduction to the book basis of the property, plant and equipment and reduce the related depreciation over the useful life of the asset. Our equity method investment, CVSR, has obtained a loan guarantee from the DOE in support of its borrowings from the Federal Financing Bank ("FFB") to fund the construction of the facility and has applied for a cash grant in lieu of ITC of $206 million, which was subsequently reduced to $188 million as a result of the federal government's sequestration. In addition, when the final phase of CVSR reaches commercial operations, NRG will submit an application for an additional cash grant of $215 million. If the full amount of the cash grants for Avra Valley, Alpine and CVSR are not received, as a result of review of the application or as a result of the federal government's sequestration, our net income will be reduced by the amount of the additional depreciation, or in the case of CVSR our share of the additional depreciation, over the useful life of the assets, which is approximately 28 years, partially offset by less deferred tax expense.

Combined Results of Operations of Our Predecessor

	For the Year Ended December 31,			For the Three Months Ended March 31,
(In millions, except per share amounts)	2012	2011	2010	2013	2012
Operating Revenues
Total operating revenues	$175	$164	$143	$53	$44
Operating Costs and Expenses
Cost of operations	106	103	97	29	27
Depreciation and amortization	25	22	16	10	6
Selling, general and administrative	13	11	10	2	2

Total operating costs and expenses	144	136	123	41	35

Operating Income	31	28	20	12	9

Other Income/(Expense)
Equity in earnings of unconsolidated affiliates	19	13	1	4	3
Other income, net	1	2	3	—	—
Interest expense	(28)	(19)	(13)	(5)	(4)

Total other expense	(8)	(4)	(9)	(1)	(1)

Income Before Income Taxes	23	24	11	11	8
Income tax expense	10	9	4	4	3

Net Income	$13	$15	$7	7	5

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

    Operating Revenues

              Operating revenues increased by $9 million during the three months ended March 31, 2013 compared to the same period in 2012, as provided in the table below:

	Renewables	Thermal	Total
	(In millions)
Three Months Ended March 31, 2013	$16	$37	$53
Three Months Ended March 31, 2012	$8	$36	$44
Volumes sold—three months ended March 31, 2013(a)	182	505
Volumes sold—three months ended March 31, 2012(a)	127	417

(a)
Volumes sold reflect MWh for Renewables and MWt for Thermal.

              The increase in operating revenues is due primarily to increased volume from the Avra Valley facility, which reached commercial operations in December 2012 and the Alpine and Borrego facilities, which reached commercial operations in January and February 2013, respectively.

    Operating Costs

              Operating expense increased by $2 million during the three months ended March 31, 2013 compared to the same period in 2012, as provided in the table below:

	Renewables	Thermal	Corporate	Total
	(In millions)
Three Months Ended March 31, 2013	$3	$26	$2	$31
Three Months Ended March 31, 2012	$1	$26	$2	$29

              The increase in Renewables operating costs is primarily due to an increase in operations and maintenance expense related to the solar facilities that reached commercial operations in late 2012 and early 2013.

    Depreciation and Amortization

              Depreciation and amortization increased by $4 million during the three months ended March 31, 2013 compared to the same period in 2012, due primarily to additional depreciation for solar projects that reached commercial operations in late 2012 and early 2013.

    Equity in Earnings of Unconsolidated Affiliates

              Equity in earnings of unconsolidated affiliates increased by $1 million during the three months ended March 31, 2013 compared to the same period in 2012, which primarily reflects a decrease in losses for CVSR.

    Interest Expense

              Interest expense increased by $1 million during the three months ended March 31, 2013 compared to the same period in 2012, as interest is no longer capitalized for solar projects that reached commercial operations in late 2012 and early 2013.

    Income Tax Expense

              Income tax expense increased by $1 million during the three months ended March 31, 2013 compared to the same period in 2012, due primarily to the increase in income before income taxes.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

    Operating Revenues

              Operating revenues increased by $11 million during the year ended December 31, 2012 compared to the same period in 2011, as provided in the table below:

	Renewables	Thermal	Total
	(In millions)
Year Ended December 31, 2012	$33	$142	$175
Year Ended December 31, 2011	$26	$138	$164
Volumes sold—year ended December 31, 2012(a)	571	1,517
Volumes sold—year ended December 31, 2011(a)	420	1,541

(a)
Volumes sold reflect MWh for Renewables and MWt for Thermal (in thousands) and do not include MWh of 88,000 and 100,000 for thermal generation.

              The increase in operating revenues is due primarily to increased volume from the Roadrunner facility, which reached commercial operations in late 2011, and additional revenue from distributed solar projects, of which one AZ DG project and all of the PFMG DG projects commenced commercial operations in 2012.

    Operating Costs

              Operating expense increased by $5 million during the year ended December 31, 2012 compared to the same period in 2011, as provided in the table below:

	Renewables	Thermal	Corporate	Total
	(In millions)
Year Ended December 31, 2012	$9	$103	$7	$119
Year Ended December 31, 2011	$6	$102	$6	$114

Increase in Renewables operating costs primarily due to an increase in operations and maintenance expense related to Roadrunner reaching commercial operations in 2011 as well as an increase in operations for the two distributed solar portfolios.	$3
Increase in Thermal operating costs	1
Increase in general and administrative costs due to an increase in operating assets	1

$5

    Depreciation and Amortization

              Depreciation and amortization increased by $3 million during the year ended December 31, 2012 compared to the same period in 2011, due primarily to additional depreciation for solar projects that reached commercial operations in late 2011.

    Equity in Earnings of Unconsolidated Affiliates

              Equity in earnings of unconsolidated affiliates increased by $6 million during the year ended December 31, 2012 compared to the same period in 2011, as GenConn Middletown reached commercial operations in June 2011.

    Interest Expense

              Interest expense increased by $9 million during the year ended December 31, 2012 compared to the same period in 2011, due primarily to the recognition of the ineffective portion of the unrealized loss on the Alpine interest rate swap.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

    Operating Revenues

              Operating revenues increased by $21 million during the year ended December 31, 2011 compared to the same period in 2010, as provided in the table below:

	Renewables	Thermal	Total
	(In millions)
Year Ended December 31, 2011	$26	$138	$164
Year Ended December 31, 2010	$14	$129	$143
Volumes sold—year ended December 31, 2011(a)	420	1,541
Volumes sold—year ended December 31, 2010(a)	220	1,433

(a)
Volumes sold reflect MWh for Renewables and MWt for Thermal (in thousands) and do not include MWh of 100,000 and 114,000 for thermal generation.

Increase in Thermal revenues, primarily due to increased volume from a full year of results for the Phoenix Energy Center acquired in June 2010	$9
Increase in South Trent revenues, primarily due to increased volume from a full year of operating revenues in 2011	8
Increase in solar revenues, primarily from increased volume from the Roadrunner facility which began commercial operations in late 2011	4

$21

    Operating Costs

              Operating expense increased by $7 million during the year ended December 31, 2011 compared to the same period in 2010, as provided in the table below:

	Renewables	Thermal	Corporate	Total
	(In millions)
Year Ended December 31, 2011	$6	$102	$6	$114
Year Ended December 31, 2010	$4	$98	$5	$107

Increase in Thermal costs of operations due to a full year of results for the Phoenix Energy Center acquired in June 2010	$4
Increase in operations and maintenance expense related primarily to Roadrunner beginning commercial operations in 2011 and a full year of South Trent operating costs in 2011	2
Increase in general and administrative costs due to an increase in operating assets	1

$7

    Depreciation and Amortization

              Depreciation and amortization increased by $6 million during the year ended December 31, 2011 compared to the same period in 2010, due primarily to a full year of depreciation for the South Trent and the Phoenix Energy Center assets, both acquired in 2010.

    Equity in Earnings of Unconsolidated Affiliates

              Equity in earnings of unconsolidated affiliates increased by $12 million during the year ended December 31, 2011 compared to the same period in 2010, as GenConn Devon reached commercial operations in June 2010 and GenConn Middletown reached commercial operations in June 2011.

    Interest Expense

              Interest expense increased by $6 million during the year ended December 31, 2011 compared to the same period in 2010, due primarily to a full year of interest expense in 2011 for borrowings for Blythe, South Trent and Thermal all of which were issued in June of 2010.

    Income Tax Expense

              Income tax expense increased by $5 million during the year ended December 31, 2011 compared to the same period in 2010, due primarily to the increase in pre-tax income.

Liquidity and Capital Resources

              Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Historically, our predecessor operations were financed as part of NRG's integrated operations and largely relied on internally generated cash flows as well as corporate and/or project-level borrowings to satisfy its capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under "Risk Factors" in this prospectus may also significantly impact our liquidity.

Liquidity Position

              As of March 31, 2013, December 31, 2012 and 2011, our liquidity was approximately $42 million, $42 million and $32 million, respectively, comprised of cash and restricted cash. In addition, as of March 31, 2013, we had approximately $64 million of borrowing capacity under our various financing arrangements as discussed in Note 9, Long-Term Debt, to our audited combined financial statements included elsewhere in this prospectus.

              Management believes that our liquidity position and cash flows from operations will be adequate to finance growth, operating and maintenance capital expenditures, to fund dividends to holders of our Class A common stock and other liquidity commitments. Management continues to regularly monitor our ability to finance the needs of our operating, financing and investing activity within the dictates of prudent balance sheet management.

Sources of Liquidity

              Following the closing of this offering, we expect our ongoing sources of liquidity to include cash on hand, cash generated from operations, borrowings under new and existing financing arrangements and the issuance of additional equity securities as appropriate given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As described in Note 9, Long-Term Debt, to our unaudited combined financial statements, our financing arrangements consist mainly of the project-level financings for our various assets.

              In connection with this offering, we anticipate that Yield Operating LLC will enter into a new senior secured revolving credit facility, which is expected to provide for a revolving line of credit of approximately $60 million. The new revolving credit facility will include borrowing capacity available for letters of credit and for incremental commitments of up to $40 million. We expect that Yield LLC will be a guarantor under the revolving credit facility. The revolving credit facility is expected to contain certain financial covenants, including maximum borrower leverage ratio and minimum borrower interest coverage ratio. In general, Yield Operating LLC expects that the revolving credit facility will contain representations and warranties that are customary for this type of financing, including limitations on investments and restricted payments; provided, however, that each of Yield Operating LLC and Yield LLC will be permitted to pay distributions to unitholders out of available cash so long as no default or event of default under the revolving credit facility shall have occurred and be continuing at the time of such distribution or would result therefrom and it is in compliance with its financial covenants. Yield Operating LLC expects that the revolving credit facility will contain events of default that are customary for this type of financing.

              Yield Operating LLC is still in preliminary discussions with potential arrangers and lenders with respect to the terms of the new revolving credit facility. The actual terms of the new facility will depend on the results of negotiations with lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under the revolving credit facility.

Uses of Liquidity

              Our requirements for liquidity and capital resources, other than for operating our facilities, can generally be categorized by the following: (i) debt service obligations, as described more fully in Note 9, Long-Term Debt, to our unaudited combined financial statements; (ii) capital expenditures; and (iii) cash dividends to investors.

Debt Service Obligations

              Principal payments on debt as of December 31, 2012, are due in the following periods:

Description	2013	2014	2015	2016	2017	Thereafter	Total
Marsh Landing, due 2017 and 2023	$27	$42	$42	$41	$17	$221	$390
NRG Energy Center Minneapolis LLC, due 2013, 2017 and 2025	10	6	12	13	13	83	137
South Trent Wind LLC, due 2020	3	4	4	4	4	53	72
NRG Roadrunner LLC, due 2031	2	2	2	2	3	35	46
PFMG and related subsidiaries, due 2030	9	1	2	2	2	25	41
NRG Solar Alpine LLC, due 2023	2	—	—	—	—	—	2
NRG Solar Avra Valley LLC, due 2031	3	3	3	3	3	51	66
NRG Solar Blythe LLC, due 2028	2	1	2	1	2	17	25
South Trent Wind LLC, due to NRG	—	—	—	—		26	26
Other	—	1	—	—	—	1	2

	$58	$60	$67	$66	$44	$512	$807

Capital Expenditures

              Our capital spending program is focused on completing the construction of assets where construction is in process and maintaining the assets currently operating. We develop annual capital spending plans based on projected requirements for maintenance capital and completion of facilities under construction. For the years ended December 31, 2012, 2011 and 2010, we used $380 million, $132 million and $25 million in cash, respectively, and for the three months ended March 31, 2013 and 2012 we used approximately $179 million and $32 million, respectively, to fund capital expenditures, primarily related to the construction of our solar generating assets.

Cash Dividends to Investors

              We intend to cause Yield LLC to distribute to its unit holders in the form of a quarterly distribution all of the cash available for distribution that is generated each quarter, which will be calculated net of reserves for the prudent conduct of our business, including among others, maintenance capital expenditures to maintain the operating capacity of the assets. In turn, we intend to use the amount of cash available for distribution that Yield Inc. receives from such distribution to pay quarterly dividends to the holders of our Class A common stock. The cash available for distribution is likely to fluctuate from quarter to quarter, and in some cases significantly, as a result of seasonality, maintenance and outage schedules and other factors. See "Cash Dividend Policy—Assumptions and Considerations."

    Cash Flow Discussion

    Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

              The following table reflects the changes in cash flows for the comparative periods:

(In millions) Three Months Ended December 31,	2013	2012	Change
Net cash provided by operating activities	$10	$(6)	$16
Net cash used by investing activities	(182)	(16)	(166)
Net cash provided by financing activities	173	23	150

    Net Cash Provided By Operating Activities

              Changes to net cash provided by operating activities were driven by the timing of cash received by Thermal to fund operating activities.

    Net Cash Used By Investing Activities

              Changes to net cash used by investing activities were driven by:

Increase in capital expenditures, primarily for construction activities at Marsh Landing Alpine, Avra Valley and Borrego	$(147)
Proceeds from renewable energy grants in the prior year for Roadrunner	(25)
Change in restricted cash	5
Increase in investments in unconsolidated affiliates	(5)
Other	6

$(166)

    Net Cash Provided By Financing Activities

              Changes in net cash provided by financing activities were driven by:

Net increase in cash received for proceeds for issuance of long-term debt, net of payments	$361
Decrease in capital contributions net of dividends and returns of capital from NRG	(215)
Decrease in cash paid for deferred financing costs	4

$150

    Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

              The following table reflects the changes in cash flows for the comparative periods:

(In millions) Year Ended December 31,	2012	2011	Change
Net cash provided by operating activities	$58	$33	$25
Net cash used by investing activities	(405)	(219)	(186)
Net cash provided by financing activities	345	180	165

    Net Cash Provided By Operating Activities

              Changes to net cash provided by operating activities were driven by cash dividends received from our investment in GenConn, as Middletown reached commercial operations in June of 2011.

    Net Cash Used By Investing Activities

              Changes to net cash used by investing activities were driven by:

Increase in capital expenditures, primarily for construction activities at Alpine, Avra Valley and Borrego	$(248)
Increase in notes receivable, primarily for reimbursable network upgrades for Borrego and Alpine	(21)
Proceeds from renewable energy grants	28
Change in restricted cash	(8)
Decrease in investments in unconsolidated affiliates	61
Other	2

$(186)

    Net Cash Provided By Financing Activities

              Changes in net cash provided by financing activities were driven by:

Net increase in cash received for proceeds for issuance of long-term debt, net of payments	$91
Increase in capital contributions from NRG	137
Increase in dividends and returns of capital paid to NRG	(54)
Increase in cash paid for deferred financing costs	(9)

$165

    Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

              The following table reflects the changes in cash flows for the comparative periods:

(In millions) Year Ended December 31,	2011	2010	Change
Net cash provided by operating activities	$33	$36	$(3)
Net cash used by investing activities	(219)	(160)	(59)
Net cash provided by financing activities	180	136	44

    Net Cash Provided By Operating Activities

              The decrease in net cash provided by operating activities was primarily driven by the timing of cash received by Thermal to fund operating activities.

    Net Cash Used By Investing Activities

              Changes to net cash used by investing activities were driven by:

Increase in capital expenditures, primarily for construction activities at Roadrunner	$(107)
Investments in unconsolidated affiliates, primarily for the investment in CVSR	(81)
Decrease in acquisitions of businesses as Phoenix Energy Center and South Trent were acquired in 2010	132
Decrease in proceeds from renewable energy grants	(18)
Decrease in notes receivable	17
Other	(2)

$(59)

    Net Cash Provided By Financing Activities

              Changes in net cash provided by financing activities were driven by:

Increase in capital contributions from NRG	$135
Decrease in dividends and returns of capital paid to NRG	28
Decrease in cash received for proceeds for issuance of long-term debt, net of payments	(121)
Other	2

$44

Off-Balance Sheet Arrangements

Obligations under Certain Guarantee Contracts

              We may enter into guarantee arrangements in the normal course of business to facilitate commercial transactions with third parties.

Retained or Contingent Interests

              We do not have any material retained or contingent interests in assets transferred to an unconsolidated entity.

Obligations Arising Out of a Variable Interest in an Unconsolidated Entity

              Variable interest in Equity investments—As of December 31, 2012, we had several investments with an ownership interest percentage of 50% or less in energy and energy-related entities that are accounted for under the equity method. One of these investments is a variable interest entity for which we are not the primary beneficiary.

              Our pro-rata share of non-recourse debt held by unconsolidated affiliates was approximately $661 million as of March 31, 2013. This indebtedness may restrict the ability of these subsidiaries to issue dividends or distributions to us. See also Note 5, Investments Accounted for by the Equity Method and Variable Interest Entities, to our unaudited combined financial statements included elsewhere in this prospectus for additional discussion.

Contractual Obligations and Commercial Commitments

              We have a variety of contractual obligations and other commercial commitments that represent prospective cash requirements in addition to our capital expenditure programs. The following tables summarize our contractual obligations and contingent obligations for guarantee. See Note 9, Long-Term Debt and Note 13, Commitments and Contingencies, to our audited combined financial statements for additional discussion.

	By Remaining Maturity at December 31,
	2012
Contractual Cash Obligations	Under 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total	2011 Total
	(In millions)
Long-term debt (including estimated interest)	$108	$230	$195	$653	$1,186	$457
Operating leases	2	4	2	10	18	20
Fuel purchase and transportation obligations	14	—	—	—	14	22
Other liabilities	1	2	2	2	7	8

Total	$125	$236	$199	$665	$1,225	$507

Fair Value of Derivative Instruments

              We may enter into long-term fuel purchase contracts and other energy-related financial instruments to mitigate variability in earnings due to fluctuations in spot market prices and to hedge fuel requirements at certain generation facilities. In addition, in order to mitigate interest rate risk associated with the issuance of our variable rate and fixed rate debt, we enter into interest rate swap agreements.

              The tables below disclose the activities that include both exchange and non-exchange traded contracts accounted for at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures, or ASC 820. Specifically, these tables disaggregate realized and unrealized changes in fair value; disaggregate estimated fair values at March 31, 2013, based on their level within the fair value hierarchy defined in ASC 820; and indicate the maturities of contracts at March 31, 2013. For a full discussion of the Company's valuation methodology of its contracts, see Derivative Fair Value Measurements in Note 6, Fair Value of Financial Instruments, to our unaudited combined financial statements included elsewhere in this prospectus.

Derivative Activity losses	(In millions)
Fair value of contracts as of December 31, 2010	$(4)
Contracts realized or otherwise settled during the period	—
Changes in fair value	(18)

Fair value of contracts as of December 31, 2011	$(22)

Acquisition	(50)
Roll-off	(9)
Changes in fair value	1

Fair value of contracts as of December 31, 2012	$(80)

Roll-off	4
Changes in fair value	4

Fair value of contracts as of March 31, 2013	$(72)

	Fair Value of Contracts as of December 31, 2011
Fair value hierarchy losses	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess 4-5 Years	Total Fair Value
	(In millions)
Level 2	$(9)	$(6)	$(3)	$(4)	$(22)

Total	$(9)	$(6)	$(3)	$(4)	$(22)

	Fair Value of Contracts as of December 31, 2012
Fair value hierarchy losses (gains)	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess 4-5 Years	Total Fair Value
	(In millions)
Level 2	$(18)	$(37)	$(21)	$(4)	$(80)

Total	$(18)	$(37)	$(21)	$(4)	$(80)

	Fair Value of Contracts as of March 31, 2013
Fair value hierarchy losses	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess 4-5 Years	Total Fair Value
	(In millions)
Level 2	$(20)	$(35)	$(18)	$1	$(72)

Total	$(20)	$(35)	$(18)	$1	$(72)

              We have elected to disclose derivative assets and liabilities on a trade-by-trade basis and do not offset amounts at the counterparty master agreement level. As discussed below in "Qualitative and Quantitative Disclosures about Market Risk Commodity Price Risk", we measure the sensitivity of our portfolio to potential changes in market prices using Value at Risk, or VaR, a statistical model which attempts to predict risk of loss based on market price and volatility. Our risk management policy places a limit on one-day holding period VaR, which limits our net open position.

              Based on a sensitivity analysis using simplified assumptions, the impact of a $1 per MMBtu increase or decrease in natural gas prices across the term of the derivative contracts would cause a change of approximately $1 million in the net value of derivatives as of March 31, 2013.

Critical Accounting Policies and Estimates

              Our discussion and analysis of the financial condition and results of operations are based upon the combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S, or U.S. GAAP. The preparation of these financial statements and related disclosures in compliance with U.S. GAAP requires the application of appropriate technical accounting rules and guidance as well as the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges, and the fair value of certain assets and liabilities. These judgments, in and of themselves, could materially affect the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may also have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed.

              On an ongoing basis, we evaluates these estimates, utilizing historic experience, consultation with experts and other methods it considers reasonable. In any event, actual results may differ substantially from estimates. Any effects on the our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the information that gives rise to the revision becomes known.

              Our significant accounting policies are summarized in Note 2, Summary of Significant Accounting Policies, to our audited combined financial statements included elsewhere in this prospectus. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of tour financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain.

Accounting Policy	Judgments/Uncertainties Affecting Application
Derivative Instruments	Assumptions used in valuation techniques
Assumptions used in forecasting generation
Market maturity and economic conditions
Contract interpretation
Market conditions in the energy industry, especially the effects of price volatility on contractual commitments
Income Taxes and Valuation Allowance for Deferred Tax Assets	Ability to withstand legal challenges of tax authority decisions or appeals
Anticipated future decisions of tax authorities
Application of tax statutes and regulations to transactions
Ability to utilize tax benefits through carry backs to prior periods and carry forwards to future periods
Impairment of Long Lived Assets	Recoverability of investment through future operations
Regulatory and political environments and requirements
Estimated useful lives of assets
Environmental obligations and operational limitations
Estimates of future cash flows
Estimates of fair value
Judgment about triggering events
Contingencies	Estimated financial impact of event(s)
Judgment about likelihood of event(s) occurring
Regulatory and political environments and requirements

Derivative Instruments

              We follow the guidance of ASC 815 to account for derivative instruments. ASC 815 requires us to mark-to-market all derivative instruments on our balance sheet, and recognize changes in the fair value of non-hedge derivative instruments immediately in earnings. In certain cases, we may apply hedge accounting to derivative instruments. The criteria used to determine if hedge accounting treatment is appropriate are: (i) the designation of the hedge to an underlying exposure; (ii) whether the overall risk is being reduced; and (iii) if there is a correlation between the changes in fair value of the derivative instrument and the underlying hedged item. Changes in the fair value of derivatives instruments accounted for as hedges are either recognized in earnings as an offset to the changes in the fair value of the related hedged item, or deferred and recorded as a component of Other

Comprehensive Income, or OCI, and subsequently recognized in earnings when the hedged transactions occur.

              For purposes of measuring the fair value of derivative instruments, we uses quoted exchange prices and broker quotes. When external prices are not available, we use internal models to determine the fair value. These internal models include assumptions of the future prices of energy commodities based on the specific market in which the energy commodity is being purchased or sold, using externally available forward market pricing curves for all periods possible under the pricing model. In order to qualify derivative instruments for hedged transactions, we estimate the forecasted generation and forecasted borrowings, for interest rate swaps, occurring within a specified time period. Judgments related to the probability of forecasted generation occurring are based on available baseload capacity, internal forecasts of sales and generation, and historical physical delivery on similar contracts. Judgments related to the probability of forecasted borrowings are based on the estimated timing of project construction, which can vary based on various factors. The probability that hedged forecasted generation and forecasted borrowings will occur by the end of a specified time period could change the results of operations by requiring amounts currently classified in OCI to be reclassified into earnings, creating increased variability in our earnings. These estimations are considered to be critical accounting estimates.

Income Taxes and Valuation Allowance for Deferred Tax Assets

              In assessing the recoverability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is primarily dependent upon earnings in various jurisdictions.

              We, as a subsidiary of NRG, continues to be under audit for multiple years by taxing authorities in other jurisdictions. Considerable judgment is required to determine the tax treatment of a particular item that involves interpretations of complex tax laws. The project-level entities, as subsidiaries of NRG, are subject to examination by taxing authorities for income tax returns filed in the U.S. federal jurisdiction and various state and local jurisdictions. NRG is no longer subject to U.S. federal income tax examinations for years prior to 2007. With few exceptions, state and local income tax examinations are no longer open for years before 2003.

Evaluation of Assets for Impairment and Other Than Temporary Decline in Value

              In accordance with ASC 360, Property, Plant, and Equipment, or ASC 360, property, plant and equipment and certain intangible assets are evaluated for impairment whenever indicators of impairment exist. Examples of such indicators or events are:

    •
    Significant decrease in the market price of a long-lived asset;

    •
    Significant adverse change in the manner an asset is being used or its physical condition;

    •
    Adverse business climate;

    •
    Accumulation of costs significantly in excess of the amount originally expected for the construction or acquisition of an asset;

    •
    Current-period loss combined with a history of losses or the projection of future losses; and

    •
    Change in the Company's intent about an asset from an intent to hold to a greater than 50% likelihood that an asset will be sold or disposed of before the end of its previously estimated useful life.

              Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset, through considering project specific assumptions for long-term power pool prices, escalated future project operating costs and expected plant operations. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets by factoring in the probability weighting of different courses of action available to us. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows. We use our best estimates in making these evaluations and considers various factors, including forward price curves for energy, fuel costs and operating costs. However, actual future market prices and project costs could vary from the assumptions used in our estimates, and the impact of such variations could be material.

              We are also required to evaluate our equity-method investments to determine whether or not they are impaired. ASC 323, Investments—Equity Method and Joint Ventures, or ASC 323, provides the accounting requirements for these investments. The standard for determining whether an impairment must be recorded under ASC 323 is whether the value is considered an "other than a temporary" decline in value. The evaluation and measurement of impairments under ASC 323 involves the same uncertainties as described for long-lived assets that we own directly and account for in accordance with ASC 360. Similarly, the estimates that we make with respect to our equity method investments are subjective, and the impact of variations in these estimates could be material. Additionally, if the projects in which we hold these investments recognize an impairment under the provisions of ASC 360, we would record our proportionate share of that impairment loss and would evaluate our investment for an other than temporary decline in value under ASC 323.

Recent Accounting Developments

              See Note 2, Summary of Significant Accounting Policies, to our audited combined financial statements included elsewhere in this prospectus for a discussion of recent accounting developments.

Quantitative and Qualitative Disclosures About Market Risk

              We are exposed to several market risks in its normal business activities. Market risk is the potential loss that may result from market changes associated with our power generation or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to are commodity price risk, interest rate risk, liquidity risk, and credit risk.

Commodity Price Risk

              Commodity price risks result from exposures to changes in spot prices, forward prices, volatilities, and correlations between various commodities, such as natural gas, coal, and emissions credits. We manage the commodity price risk of our merchant generation operations by entering into derivative or non-derivative instruments to hedge the variability in future cash flows from forecasted purchases of fuel. The portion of forecasted transactions hedged may vary based upon management's assessment of market, weather, operation and other factors.

              While some of the contracts we use to manage risk represent commodities or instruments for which prices are available from external sources, other commodities and certain contracts are not actively traded and are valued using other pricing sources and modeling techniques to determine expected future market prices, contract quantities, or both. We use our best estimates to determine the fair value of those derivative contracts. However, it is likely that future market prices could vary from those used in recording mark-to-market derivative instrument valuation, and such variations could be material.

Interest Rate Risk

              We are exposed to fluctuations in interest rates through our issuance of variable rate debt. Exposures to interest rate fluctuations may be mitigated by entering into derivative instruments known as interest rate swaps, caps, collars and put or call options. These contracts reduce exposure to interest rate volatility and result in primarily fixed rate debt obligations when taking into account the combination of the variable rate debt and the interest rate derivative instrument. Our risk management policies allow us to reduce interest rate exposure from variable rate debt obligations.

              Most of our project subsidiaries enter into interest rate swaps, intended to hedge the risks associated with interest rates on non-recourse project level debt. See Note 9, Long-Term Debt, to our audited combined financial statements, for more information about interest rate swaps of our project subsidiaries.

              If all of the above swaps had been discontinued on March 31, 2013, we would have owed the counterparties $73 million. Based on the investment grade rating of the counterparties, we believe our exposure to credit risk due to nonperformance by counterparties to its hedge contracts to be insignificant.

              We have long-term debt instruments that subject us to the risk of loss associated with movements in market interest rates. As of March 31, 2013, a 1% change in interest rates would result in an approximately $1 million change in interest expense on a rolling twelve month basis.

              As of March 31, 2013, the fair value of our debt was $1,154 million and the carrying value of our debt was $1,151 million. We estimate that a 1% decrease in market interest rates would have increased the fair value of our long-term debt by $3 million.

Liquidity Risk

              Liquidity risk arises from the general funding needs of our activities and in the management of our assets and liabilities.

Counterparty Credit Risk

              Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. We monitor and manage credit risk through credit policies that include: (i) an established credit approval process, and (ii) the use of credit mitigation measures such as prepayment arrangements or volumetric limits. Risks surrounding counterparty performance and credit could ultimately impact the amount and timing of expected cash flows. We seek to mitigate counterparty risk by having a diversified portfolio of counterparties.

INDUSTRY

The U.S. Electric Power Industry

              The electric power industry is one of the largest industries in the United States, with an estimated end-user market of approximately $341 billion in electricity sales in 2012 based on information published by the EEI.

              The following table displays new capacity online in the U.S. power industry by fuel type and MW between 2008 and 2012:

	2008	2009	2010	2011	2012(1)
Coal	1,390	3,566	6,692	1,909	4,525
Natural Gas	9,105	10,627	7,072	10,299	8,841
Nuclear	454	245	154	353	770
Wind	9,206	9,451	5,126	7,464	12,351
Solar	305	418	772	1,614	2,882
Other	528	1,115	777	866	983

Total	20,988	25,422	20,593	22,505	30,352

Source: EEI 2012 Financial Review.

(1)
Estimated amount.

Growth of Natural Gas and Renewable Generation Resources

              Recently, industry participants in the United States have increasingly transitioned to building natural gas-fired and renewable generation resources in response to more stringent environmental regulations, expectations for the continued relative abundance of low cost natural gas and supportive federal and state incentives and policy initiatives. EEI estimates that 30.4 gigawatts of new generation capacity was added in the United States in 2012. Natural gas-fired and renewable generation assets were the two largest contributors of the capacity growth within the U.S. power generation industry, contributing 29.1% and 50.2%, respectively. According to EEI, solar generation represented the fastest growing segment with respect to capacity additions within the U.S. power generation industry from 2008 to 2012. In 2008, capacity additions of solar generation accounted for approximately 305 MW. In 2012, such additions accounted for approximately 2,882 MW. In its "Annual Energy Outlook 2012", the EIA forecasts in its reference case that 60% and 29% of all new electric generation capacity constructed in the U.S. between 2011 and 2035 will be comprised of natural gas-fired generation and renewable generation capacity, respectively.

              We believe that over time continued growth in renewable and natural gas-fired generation in the United States will be driven by the following factors:

              Natural gas-fired and renewable generation resources are increasingly becoming the generation sources of choice.    Over the last five years, natural gas production and estimates for natural gas reserves have increased substantially in the U.S., fueled by new drilling technologies that have provided producers access to shale deposits on a cost effective basis. Recently, the American Gas Association reported that at current rates of production the assessed volume of proven reserves and estimated undiscovered resources point to approximately 100 years of U.S. natural gas supplies. Such abundance of low-cost natural gas in North America presents a unique opportunity to replace aging electric generation facilities using a domestic fuel source that is cost effective and has a low environmental impact. According to the EIA, the decrease in delivered natural gas prices, coupled with highly efficient combined-cycle natural gas-fired generation facilities, have already resulted in coal-to-gas fuel switching.

In addition, advancements in renewable generation technologies over the last decade continue to enhance renewable generation's competitiveness, as a complement to natural gas-fired generation, and provide a cost competitive solution to generate electricity while satisfying more stringent environmental standards. According to McKinsey & Company, the cost of solar photovoltaic modules has decreased from more than $4 per watt-peak in 2008 to just under $1 per watt-peak by January 2012. In addition, according to the DOE, wind turbine prices have decreased as much as 33% or more since late 2008. We believe that these price reductions have enhanced the cost competitiveness of renewable generation as an increasingly cost-competitive source of electricity production. In addition, technological advancements such as advanced trackers, taller towers and thinner blades have improved the capacity factors and the output efficiency of these generation resources.

              Aging power plants face economic and regulatory challenges.    The average age of the coal fleet in the United States is over 35 years, weighted by MW. Many smaller, older, and less efficient coal-fired plants are increasingly facing regulatory pressures to undertake significant capital expenditures to comply with environmental regulations. These regulatory pressures, coupled with low natural gas prices, are projected to accelerate the retirement of coal-fired generation plants as they become less competitive as compared to other types of generation, including natural gas and renewables. According to the Brattle Group, as of July 2012, approximately 30 GW of coal-fired generation capacity, which represents roughly 10% of the existing coal-fired generation capacity in the U.S., had announced plans to retire by 2016. Additionally, a number of nuclear facilities in the United States face difficult license renewals, or are planned for decommissioning.

              New nuclear projects delayed or halted.    Following the recent Fukushima Dai-ichi nuclear disaster in Japan and in light of on-going uncertainties over waste disposal, public concern over new nuclear construction has increased. In addition, we believe tightening safety criteria and procedures will increase costs to build and operate nuclear facilities. We believe that these issues, coupled with the current low natural gas price environment, have delayed or halted most new nuclear development activities in the United States. Based on reports from the Nuclear Energy Institute, we believe future additions will remain modest for the next decade and will most likely come from life extensions of existing nuclear plants, uprates of existing nuclear reactors and a small number of new builds. As of March 31, 2013, there were only three nuclear generation facilities under construction in the United States, all of which involve the construction of additional units on existing nuclear-fired generation sites.

              We believe that the retirement of these types of facilities and the delays of new nuclear projects combined with the increasingly cost-competitive alternatives of natural gas-fired and renewable generation assets will create opportunities to grow our portfolio of contracted generation assets in the future.

              Government incentives for renewables.    U.S. federal, state and local governments have established various incentives and financial mechanisms to reduce the cost and to accelerate the adoption of renewable generation facilities. These incentives include accelerated tax depreciation and 50% bonus depreciation for eligible renewable generation facilities, as well as tax credits, cash grants and rebate programs. These incentives help catalyze private sector investments in renewable generation and efficiency measures, including the installation and operation of both solar and wind energy generation facilities. The federal government provides an ITC that allows a taxpayer to claim a credit of 30% of qualified expenditures for a solar power facility that is placed in service on or before December 31, 2016. This credit is scheduled to be reduced to 10% effective January 1, 2017. Many state governments, investor-owned utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentives for the installation and operation of a solar generation facility or energy efficiency measures. Twenty-nine states have adopted an RPS that requires regulated retail electric utilities to procure a specified percentage of total electricity delivered to retail customers in the state from eligible renewable generation resources, such as solar generation facilities, by a specified date. We have and expect to continue to avail ourselves of these government incentives which we believe improve and enhance our cash returns.

29 States and D.C. Have RPS

Abbreviations: EE - Energy Efficiency; IOU - Investor Owned Utility; RE - Renewable Energy

Source: EE1 2012 Financial Review.

Continued Acquisition Opportunities for Natural Gas and Renewable Generation Assets

              We believe there will continue to be acquisition opportunities for natural gas-fired generation and renewable energy in the United States. According to EIA's Electric Power Annual 2011 report, there were approximately 1,153 gigawatts of nameplate capacity in the United States. Also, according to SNL Financial LC, from 2008 to 2012, unregulated generation assets representing approximately 90 gigawatts of generation capacity have been bought or sold on terms that are publicly disclosed, of which approximately 22 gigawatts were contracted, generating assets. Many of these transactions involved financial sponsors as acquirers and/or contracted assets under development or construction that have been sold by independent project developers during the same period. A significant number of these contracted assets possess characteristics that are attractive to us, such as long-term offtake contracts with credit-worthy counterparties, natural gas-fired and renewable energy generation capabilities and favorable tax profiles. We expect assets with similar attributes to be available in the future as potential acquisition targets to us as most financial sponsors have investment funds with relatively short lives and independent project developers, in particular smaller developers, seek sources of capital to construct their project or monetize their existing investment given their lack of expertise in operating electric generation assets.

The U.S. Thermal Power Industry

              District energy systems produce steam, hot water and/or chilled water at a central plant and then pipe that thermal energy out through an underground dedicated piping network to heat or cool buildings in a given area. District energy systems can reduce energy costs and greenhouse gas emissions, while freeing up valuable space in customer buildings by centralizing production equipment and, through economies of scale and equipment management, optimizing the use of fuels, power and resources.

              In North America, district energy systems are typically located in dense urban settings in the central business districts of larger cities, on university or college campuses, on hospital or research campuses and on military bases and airports. District energy systems typically serve "clusters" of buildings, which are sometimes commonly owned, as in the case of a private or public university campus or hospital. The number of customer buildings served by a typical district energy system may range from as few as three or four in the early stages of new system development to over 1,000 buildings in the largest district energy systems.

              The district energy space is tracked by the growth of new customer buildings and the square footage from reporting systems on an annual basis. Based on information provided by IDEA members, since 1990 over 518 million square feet of new customer space have been committed or connected to district energy systems, averaging approximately 24.7 million square feet per year.

              The following tables summarizes the number of operating systems by system type in the United States based on 2009 System Data profile from IDEA:

System Type	Number of Systems
Colleges & Universities	400
Community Utilities	119
Healthcare Installations	251
Military/Government Installations	41
Airports	10
Industrial	13
Other	3

Total:	837

BUSINESS

About Yield Inc.

              We are a dividend growth-oriented company formed to serve as the primary vehicle through which NRG Energy, Inc. (NYSE: NRG) will own, operate and acquire contracted renewable and conventional generation and thermal infrastructure assets. We believe we are well positioned to be a premier company for investors seeking stable and growing dividend income from a diversified portfolio of lower-risk high-quality assets. We intend to take advantage of favorable trends in the power generation industry including the growing construction of contracted generation that can replace aging or uneconomic facilities in competitive markets and the demand by utilities for renewable generation to meet their state's RPS. To that end, we believe that Yield's cash flow profile, coupled with its scale, diversity and low cost business model, will offer us a lower cost of capital than that of a traditional independent power producer and provide us with a significant competitive advantage to execute our growth strategy.

              With this business model, our objective is to pay a consistent and growing cash dividend to holders of our Class A common stock that is sustainable on a long-term basis. We expect to target a payout ratio of 100% of the cash distributions received from Yield LLC subsidiaries. Yield LLC will be obligated to distribute all the cash available for distribution, which will be calculated net of reserves for the prudent conduct of our business. We will focus on high-quality, newly constructed and long-life facilities with credit-worthy counterparties that we expect will produce stable long term cash flows. Based on our forecast and the related assumptions, which includes projected cash flows from the completion of CVSR, we expect to generate cash available for distribution that would enable us to increase our quarterly dividend by 20% from our initial amount by the end of 2014. We further believe that, given our expected ability to acquire assets with characteristics similar to those in our current portfolio, including the NRG ROFO Assets, we will have the opportunity to grow our cash available for distribution in a manner that would allow us to further increase our cash dividends over time. Prospective investors should read "Cash Dividend Policy," including our financial forecast and related assumptions, and "Risk Factors," including the risks and uncertainties related to our forecasted results, completion of construction and acquisition opportunities, in their entirety.

              Pursuant to our cash dividend policy, we intend to pay a cash dividend each quarter to holders of our Class A common stock. Our initial quarterly dividend will be set at $            per share of Class A common stock, or $            per share on an annualized basis. Our cash dividend policy reflects our judgment that holders of our Class A common stock will be better served by distributing all of the cash distributions received from Yield LLC each quarter in the form of a quarterly dividend rather than retaining it. See "Cash Dividend Policy."

              Upon the consummation of this offering, (i) holders of our Class A common stock will collectively own 100% of the economic interests in us and hold 30% of the voting power in us; (ii) NRG will own (a) all our outstanding Class B common stock, or 70% of the voting power in us, and (b) approximately 70% of Yield LLC's outstanding membership units, entitling NRG to 70% of the cash distributions from Yield LLC; (iii) we will become the sole managing member of Yield LLC and will hold approximately 30% of Yield LLC's outstanding membership units and be entitled to 30% of the cash distributions from Yield LLC; and (iv) Yield LLC will be obligated to distribute to its unit holders all of the cash available for distribution that is generated each quarter, which will be calculated net of reserves for the prudent conduct of our business.

Purpose of Yield

              Through this offering, NRG and Yield intend to create enhanced value for holders of our Class A common stock by seeking to achieve the following objectives:

    •
    gain access to an alternative investor base with a more competitive source of equity capital that would help accelerate our long-term growth and acquisition strategy and optimize our capital structure;

    •
    highlight the value inherent in our contracted conventional and renewable generation and thermal infrastructure assets by separating them from other NRG non-contracted assets; and

    •
    create a pure-play public issuer with operating, financial and tax characteristics that we believe will appeal to dividend growth-oriented investors seeking exposure to the contracted power sector.

Current Operations

              We own a diversified portfolio of contracted renewable and conventional generation and thermal infrastructure assets in the United States. Our contracted generation portfolio includes three natural gas or dual-fired facilities, eight utility-scale solar and wind generation facilities and two portfolios of distributed solar facilities that collectively represent 1,324 net MW. Each of these assets sells substantially all of its output pursuant to long-term, fixed price offtake agreements to credit-worthy counterparties. The average remaining contract life, weighted by MWs, of these offtake agreements was approximately 16 years as of March 31, 2013. Our CVSR facility is in the final stages of construction with an expected COD of October 2013. We also own thermal infrastructure assets with an aggregate steam and chilled water capacity of 1,098 net MWt and electric generation capacity of 123 net MW. These thermal infrastructure assets provide steam, hot water and/or chilled water, and in some instances electricity, to commercial businesses, universities, hospitals and governmental units in ten locations, principally through long-term contracts or pursuant to rates regulated by state utility commissions.

              Our forecasted net MW and cash available for distribution for the twelve months ending June 30, 2015, which reflects the first full twelve months of operation of our portfolio including the electric generation facility currently under construction, are as follows:

(1)
Excludes the 1,098 net MWt of steam and chilled water generating capacity.

              Our annual forecasted cash available for distribution for the twelve months ending June 30, 2014 and the twelve months ending June 30, 2015 based on our current assets are as follows:

Cash Available for Distribution From Our Assets(1)

(1)
Chart figures include $7 million of corporate expense to reflect forecasted payments to NRG under the Management Services Agreement.

              See "Cash Dividend Policy" for additional information regarding our forecasted net MW and cash available for distribution through the twelve months ending June 30, 2014 and 2015, and the related forecast assumptions and risks.

Our Growth Strategy

              We intend to utilize the significant experience of our management team to take advantage of what we believe are favorable industry and market dynamics as we execute our growth strategy. In addition to the opportunities to increase our cash available for distribution upon the COD of our CVSR facility, we expect to have the opportunity to increase our cash available for distribution and, in turn, dividend per share by acquiring additional assets from NRG, including those available to us under the ROFO Agreement, and to pursue additional acquisition opportunities that are complementary to our business from persons other than NRG. The ROFO Agreement will provide us with the right of first offer to acquire the NRG ROFO Assets, as set forth in the following table, should NRG seek to sell any of these assets. We believe that the NRG ROFO Assets possess characteristics similar to those of our initial asset portfolio, including, among others, long-term offtake agreements with credit-worthy counterparties, limited or no commodity price risk, newly constructed assets with long useful lives and low emissions profile.

ROFO Assets	Fuel Type	Net Capacity (MW)(1)	Expected COD	Term/Offtaker
Remaining NRG CVSR Interest	Solar	128	2013	25 year/PG&E
NRG's Ivanpah Solar Interest (49.95%)(2)	Solar	193	2013	20-25 year/PG&E and SCE
El Segundo	Natural Gas	550	2013	10 year/SCE
TA High Desert	Solar	20	2013	20 year/SCE
RE Kansas South	Solar	20	2013	20 year/PG&E
NRG Agua Caliente Interest (51%)(3)	Solar	148	2014	25 year/PG&E

Total		1,059

(1)
Represents the maximum, or rated, electricity generating capacity of the facility in MW multiplied by NRG's percentage ownership interest in the facility as of the date of this prospectus.

(2)
Remaining 50.05% of Ivanpah is owned by NRG, Google Inc. and BrightSource Energy, Inc.

(3)
Remaining 49% of Agua Caliente is owned by MidAmerican Energy Holdings Inc.

              Under the ROFO Agreement, however, NRG will not be obligated to sell the NRG ROFO Assets and, therefore, we do not know when, if ever, these assets will be offered to us. In addition, in the event that NRG elects to sell such assets, NRG will not be required to accept any offer we make to acquire any NRG ROFO Asset or, following the completion of good faith negotiations with us, may choose to sell such assets to a third party or not to sell the assets at all.

              NRG has informed us of its intention for Yield Inc. to serve as its primary vehicle for owning, operating and acquiring contracted renewable and conventional generation and thermal infrastructure assets. NRG will assist us in the pursuit of such acquisitions by presenting us with such opportunities and allocating resources as will be defined in the Management Services Agreement. In general, we do not expect to acquire assets that are in development or early stages of construction, and expect NRG to continue to pursue these opportunities for its own account. Under the Management Services Agreement, NRG will not be prohibited from acquiring operating renewable and conventional generation and thermal infrastructure assets that are contracted. See "Risk Factor—Risks Related to Our Relationship with NRG".

              NRG has also informed us that it intends to continue to pursue the development and construction of its currently-owned brownfield sites, where applicable, into electric generation assets and once completed it may decide to offer them for sale to us.

Our Business Strategy

              Our primary business strategy is to increase the cash dividends that we intend to pay to holders of our Class A common stock over time while ensuring the ongoing stability of our business. Our plan for executing this strategy includes the following key components:

              Focus on contracted renewable energy and conventional generation and thermal infrastructure assets.    We intend to focus on owning and operating renewable energy and natural gas-fired generation, thermal and other infrastructure assets with proven technologies, low operating risks and stable cash flows consistent with the characteristics of our current portfolio. We believe by focusing on this core asset class and leveraging our industry knowledge, we will maximize our strategic opportunities, be a leader in operational efficiency and maximize our overall financial performance.

              Capitalizing on embedded growth opportunities associated with our existing assets.    We are completing construction of CVSR, a 250 MW utility-scale photovoltaic solar generation facility located in San Luis Obispo County, California, that is subject to two 25-year PPAs with PG&E. We own a 48.95% membership interest in CVSR, representing 122 net MW. As of April 30, 2013, three phases of CVSR totaling 127 rated MW had been completed and were generating electricity, with the final phase, representing an additional 123 rated MW, on schedule to reach COD in October 2013. As of April 30, 2013, construction of the CVSR project was approximately 90% complete. Upon completion, we expect CVSR to substantially increase our cash available for distribution. See "Risk Factors—Risks Related to our Business—We may incur additional costs or delays in completing the construction of certain of our electric and thermal generation facilities, and may not be able to recover our investment in or complete such facilities."

              Growing our business through acquisitions of contracted operating assets.    We believe that our base of operations and relationship with NRG provide a platform in the power generation and thermal sectors for strategic growth through cash accretive and tax advantaged acquisitions complementary to our existing portfolio. NRG has granted us a right of first offer to acquire the NRG ROFO Assets that it may elect to sell within the five years following the completion of this offering. In addition, we expect to have significant opportunities to acquire other generation assets developed and constructed by NRG in the future as well as generation and thermal infrastructure assets from third parties where we believe our knowledge of the market, operating expertise and access to capital provides us with a competitive advantage.

              Focus on the United States.    We intend to focus our investments in the United States and its unincorporated territories. We believe that industry fundamentals in the United States present us with significant opportunity to acquire renewable, natural gas-fired generation and thermal infrastructure assets, without creating exposure to currency and sovereign risk. By focusing our efforts in the United States, we believe we will best leverage our regional knowledge of power markets, industry relationships and skill sets to maximize value for our stockholders.

              Maintain sound financial practices to grow our dividend.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure to enable us to increase our dividend over time and serve the long-term interests of our stockholders. Our financial practices will include our risk and credit policy focused on transacting with credit-worthy counterparties; our financing policy, which will focus on seeking an optimal capital structure through various capital formation alternatives to minimize interest rate and refinancing risks, ensure stable long-term dividends and maximize value; and our dividend policy, which is based on distributing all or substantially all of our cash available for distribution each quarter. See "Cash Dividend Policy." We intend to evaluate various alternatives for financing future acquisitions and refinancing of our existing project-level debt, in each case, to reduce the cost of debt, extend maturities and maximize our cash available for distribution. While in the past we have financed our projects on a non-recourse basis to us, upon completion of this offering, we believe we will have additional flexibility to seek alternative financing arrangements, including, but not limited to, debt financings at a holding company level.

Our Competitive Strengths

              We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

              Stable, high quality cash flows with attractive tax profile.    Our facilities have a highly stable, predictable cash flow profile consisting of predominantly long-life electric generation assets that sell electricity under long-term fixed priced contracts or pursuant to regulated rates with credit-worthy counterparties. Additionally, our facilities have minimal fuel risk. For our three conventional assets, fuel is provided by the toll counterparty or the cost thereof is a pass-through cost under the CfD. Renewable facilities have no fuel costs, and most of our thermal infrastructure assets have contractual or regulatory tariff mechanisms for fuel cost recovery. The offtake agreements for our conventional and renewable generation facilities have a weighted-average remaining duration of approximately 16 years based on net capacity under contract, providing long-term cash flow stability. Our generation offtake agreements for rated counterparties for whom credit ratings are available have a weighted-average Moody's rating of A3 based on rated capacity under contract. Based on our current portfolio of assets, we do not expect to pay significant federal income tax for a period of approximately ten years. All of our assets are in the United States and accordingly we have no currency or repatriation risks. See "Risk Factors—Tax Risks—Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income" and "Risk Factors—Tax Risks—Our ability to use NOLs to offset future income may be limited."

              High quality, long-lived assets with low operating and capital requirements.    We benefit from a portfolio of relatively newly constructed assets, with all of our conventional and renewable assets either having achieved COD within the past four years or in the late stages of construction. Our assets are comprised of proven and reliable technologies, provided by leading original equipment manufacturers OEMs such as GE, Siemens AG, SunPower and First Solar. Given the modern nature of our portfolio, which includes a substantial number of relatively low operating and maintenance cost solar generation assets, we expect to achieve high fleet availability and expend modest maintenance-related capital expenditures. Additionally, with the support of services provided by NRG, we expect to continue to implement the same rigorous preventative operating and management practices that NRG uses across its fleet of assets. In 2012, NRG achieved its best safety performance with a 0.52 OSHA recordable rate, well within the top decile plant operating performance for its entire fleet, based on applicable OSHA standards. We estimate our solar portfolio has a weighted average remaining expected life (based on rated MW) of approximately 29 years.

              Significant scale and diversity.    We are the owner and operator of a large and diverse portfolio of contracted electric generation and thermal infrastructure assets. Our 1,324 net MW contracted generation portfolio, consisting of eleven assets and two distributed solar generation portfolios, benefits from significant diversification in terms of technology, fuel type, counterparty and geography. Our thermal business consists of eight Energy Centers and has over 550 steam and chilled water customers. We expect that our conventional and, renewable generation and thermal infrastructure assets will contribute 42%, 42% and 16%, respectively, of cash available for distribution for the twelve month period ending June 30, 2015. We believe our scale and access to best practices across our fleet improves our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics. Furthermore, our diversification reduces our operating risk profile and our reliance on any single market.

              Our Relationship with NRG.    We believe our relationship with NRG, including NRG's expressed intention to maintain a controlling interest in us, provides us with significant benefits, including management and operational expertise, and future growth opportunities. Our executive officers have considerable experience in owning and operating, as well as developing, acquiring and integrating, generation and thermal infrastructure assets, with on average over 15 years in the energy sector:

    •
    NRG Management and Operational Expertise.  We have access to the significant resources of NRG, the largest competitive power generator in the United States, to support the operational, finance, legal, regulatory and environmental aspects, and growth strategy of our business. As such, we believe we avail ourselves of best-in-class resources, including management and operational expertise.

    •
    NRG Asset Development and Acquisition Track Record.  Over the last five years, excluding assets acquired in the GenOn Merger, NRG has constructed, is constructing or has acquired eight conventional assets totaling 2,420 MW, nine utility scale solar assets totaling 1,113 MW, four wind assets totaling 451 MW and 40 MW of distributed solar facilities (some of which are nearing the final stages of construction as described in this prospectus). In addition, NRG acquired the 134 MWt Phoenix Energy Center and recently constructed the 38 MWt Princeton Energy Center. NRG's growth is supported by considerable development and strategic teams, including over 71 professionals focused on the development and acquisition of renewable generation assets, as well as approximately 6,000 MW of conventional and other renewable projects under development as of March 31, 2013.

    •
    NRG Financing Experience. We believe NRG has demonstrated a successful track record of sourcing attractive low-cost, long duration capital to fund project development and acquisitions. Since 2009, NRG has raised approximately $6 billion in long-term non-recourse project financing for over 15 projects from financial institutions and institutional debt markets as well as under the DOE loan guarantee program. We expect that we will realize significant benefits from NRG's financing and structuring expertise as well as its relationships with financial institutions and other lenders.

              As discussed in "Certain Relationships and Related Party Transactions—Right of First Offer," we will enter into an agreement with NRG that will provide us with the right of first offer on six assets that if acquired would add approximately 1,059 MW of net capacity to our portfolio and significantly grow our cash available for distribution. We also expect to have the opportunity to acquire additional assets NRG develops or acquires in the future.

              We will be an excluded project subsidiary under NRG's existing credit agreement and the indentures governing its senior notes. As a result, we will not be obligors or guarantors with respect to NRG's credit agreement or indentures governing NRG's senior notes or contractually bound by the restrictions contained in such credit agreement and indentures.

              Environmentally well-positioned portfolio of assets.    On a net capacity basis, our portfolio of electric generation assets consists of 414 net MW of renewable generation capacity that are non-emitting sources of power generation. Our conventional assets consist of the dual fuel-fired (natural gas and oil) GenConn assets as well as the Marsh Landing simple cycle natural gas-fired peaking generation facility. We do not anticipate having to expend any significant capital expenditures in the foreseeable future to comply with current environmental regulations applicable to our generation assets. Taken as a whole, we believe our strategy will be a net beneficiary of current and potential environmental legislation and regulatory requirements that may serve as a catalyst for capacity retirements and improve market opportunities for environmentally well-positioned assets like ours once our current offtake agreements expire.

              Thermal infrastructure business has high entry costs.    Significant capital has been invested to construct our thermal infrastructure assets, serving as a barrier to entry in the markets in which such assets operate. As of March 31, 2013, our thermal gross property plant and equipment was approximately $358 million. Our district energy centers are located in urban city areas, with our chilled water and steam delivery systems located underground. Constructing underground delivery systems in urban areas requires long lead times for permitting, rights of way and inspections and is costly. By contrast our incremental cost to add new customers in existing markets is relatively low.

              Once we have established an Energy Center, we believe we have the ability to retain customers over long periods of time and to compete effectively for additional business against stand-alone on-site heating and cooling generation facilities. Installation of stand-alone equipment can require significant modification to a building as well as significant space for equipment and funding for capital expenditures. Our system technologies often provide economies of scale in terms of fuel procurement, ability to switch between multiple types of fuel to generate thermal energy, and fuel conversion efficiency. Our top ten thermal customers, which make up over 20% of our estimated revenue for the twelve months ended March 31, 2013, have had a relationship with us for on average over 20 years. We believe that the significant capital investment, long lead times for construction and expertise required to operate thermal assets constitute significant costs for new competitors. As a result of these high entry costs, in most of the urban areas in which we operate, we are the only third party provider of thermal energy.

Our Operations

Conventional

              The following sets forth our conventional assets:

							PPA Terms
		Rated MW		Net MW
Asset Name	Location		Ownership		Fuel	COD	Counterparty	Expiration
GenConn-Devon	Devon, CT	190	49.95%	95	Natural gas/Oil	June 2010	CL&P	2040
GenConn-Middletown	Middletown, CT	190	49.95%	95	Natural gas/Oil	June 2011	CL&P	2041
Marsh Landing	Antioch, CA	720	100.0%	720	Natural gas	May 2013	PG&E	2023

    GenConn

              Overview.    GenConn is a 50/50 joint venture between NRG and UIL, which owns two dual fuel-fired simple-cycle generating facilities, located in Devon and Middletown, Connecticut. Each facility, GenConn Devon and GenConn Middletown, is rated at a capacity of 190 MW. We own a

49.95% membership interest in GenConn and NRG has retained a 0.05% interest. Both facilities are located on sites leased by NRG affiliates under 30-year lease arrangements. GenConn Devon and GenConn Middletown achieved commercial operations in June 2010 and June 2011, respectively. Each facility is an exempt wholesale generator ("EWG").

              Both facilities utilize GE's LM6000PC "SPRINT" (SPRay-INTercooled) combustion turbine generator ("CTG") technology, capable of operating on natural gas and oil. Their flexible technology allows them to have short start-up and shut-down capability enabling the facilities to deliver electricity to the ISO-NE grid during unanticipated transmission and generator outages and when there are discrepancies between forecast and actual supply and demand conditions on the ISO-NE grid. Under GenConn's CfDs with CL&P, GenConn is obligated to bid in all of the available power from its generating facilities into the wholesale markets administered by the ISO-NE, including the energy market, the Forward Capacity Market ("FCM"), and the Locational Forward Reserve Market ("FRM"), as directed by the Connecticut Public Utility Regulatory Authority ("PURA") pursuant to PURA requirements.

              Contract for Differences.    Each facility has a 30-year CfD with CL&P. GenConn Devon's CfD expires in June 2040 and GenConn Middletown's CfD expires in June 2041. Under the CfD framework, each plant abides by a cost-of-service framework overseen by PURA that provides for full recovery of prudently incurred fixed and variable operating costs, such as O&M expenses, capital costs, taxes, financing costs and emission costs. The CfDs allow for full recovery of fuel expenses, subject to a cap based on the quantity of fuel that would be consumed at 105% of the proposed heat rate, with an allowance for start-up fuel. In addition, GenConn's revenue requirement is supported by an average equity rate base (which as of December 31, 2012 was $94 million) and a return on equity floor of 9.75%. The current allowable return on equity for the facilities was 9.75% as of March 31, 2013. Under the CfD framework, GenConn is required to participate in the ISO-NE applicable markets. Any monthly market revenue in excess of the monthly revenue requirement is paid by the related GenConn entity to CL&P. Conversely, any amount of the monthly revenue requirement in excess of monthly market revenue is paid to the related GenConn entity by CL&P subject to 95% availability guarantees in the capacity and reserve markets. As of March 31, 2013, we had invested capital of $125 million. The GenConn assets are being depreciated over a weighted-average depreciable life of 30 years.

              Equipment.    The facilities were designed and engineered pursuant to engineering and design contracts with Sigma Energy Solutions, Inc. and constructed pursuant to construction agreements with Barton Malow Company and Gemma Power Systems, LLC. NRG Construction Services, an NRG affiliate, provided construction management services. Each facility consisted of four standard GE CTG packages and water injection and selective catalytic reduction systems for emissions controls provided under equipment purchase agreements with GE.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-level Management and Administration Agreements—Conventional—GenConn" for a description of the GenConn operations and maintenance agreements.

              Fuel Supply, Energy Management Services and Interconnection Arrangements.    Under the CfDs, the facilities are responsible for the supply of fuel and are entitled to recover all prudently incurred fuel costs subject to the cap described above. GenConn Devon is connected to the Iroquois interstate natural gas pipeline and GenConn Middletown is connected to the Algonquin interstate pipeline.

              NRG Power Marketing LLC, an NRG affiliate, manages all power sales and procurement of fuel and emission allowances for both facilities under separate energy management services agreements. NRG Power Marketing is paid a fixed monthly fee (adjusted annually by CPI). Each energy management services agreement obligates NRG Power Marketing to maintain sufficient fuel oil on site for 40 hours of operation at full load.

              GenConn Devon and GenConn Middletown are interconnected to the ISO-NE grid via 115 kV and 345 kV substations, respectively.

              Project-Level Financing.    The construction of both facilities was partly financed with debt by a syndicated group of financial institutions under a non-recourse $243 million construction loan and $48 million working capital facility that closed in April 2009. In March 2012, the working capital facility was adjusted to $35 million. The term loan accrues interest at a rate based on LIBOR plus 350 basis points and matures in April 2016. The working capital facility matures in April 2014 and provides liquidity for GenConn's ongoing operational needs in the form of borrowings or letters of credit. GenConn entered into LIBOR-to-fixed interest rate swaps with multiple counterparties to hedge the interest rate risk. These swaps require quarterly payments over the tenor of the term loan.

              As of March 31, 2013, approximately $226 million was outstanding under the term loan and no amount was outstanding under the working capital facility. In addition, as of March 31, 2013, there were approximately $33 million in letters of credit outstanding.

              Pursuant to a credit agreement, GenConn is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months and the next twelve months are at least 1.3x and other customary conditions are satisfied. As of December 31, 2012, GenConn had met all of its debt service coverage ratios to date.

    Marsh Landing

              Overview.    Marsh Landing is a 720 net MW natural gas-fired simple-cycle facility located in Contra Costa County, California, and situated on a brownfield site adjacent to a recently retired natural gas-fired facility owned by NRG. We own a 100% membership interest in Marsh Landing. Marsh Landing achieved commercial operations in May 2013.

              Marsh Landing utilizes four Siemens SGT6-5000F combustion turbine units operating in simple-cycle mode. In addition, the facility incorporates emissions control equipment such as selective catalytic reduction and oxidation catalysts and exhaust gas-tempering air fan systems. Because of Marsh Landing's fast-start combustion turbine technology with a ten-minute start option configuration, we expect the facility to provide for efficient dispatch during peak periods when in-state renewable generation resources are not able to generate at full capacity.

              Tolling Agreement.    All energy, capacity and ancillary products and services produced by Marsh Landing are sold to PG&E pursuant to a 10-year tolling agreement that expires in May 2023. Under this agreement, Marsh Landing will receive fixed capacity and operating expense payments as well as variable payments.

              Engineering, Procurement and Construction Agreements.    The facility was designed, procured, constructed and tested by Kiewit Power Constructors Co. pursuant to a lump sum, fixed price, turnkey EPC agreement. Prior to the execution of the EPC agreement, the facility entered into the Contract for Gas Turbine Generator Equipment Supply and Services with Siemens Energy, Inc. for the supply of the combustion turbines, as well as related equipment and services.

              Fuel and Transmission Interconnection Arrangements.    Natural gas for the facility is being supplied via high pressure natural gas line located approximately one quarter of a mile from the facility. Upon initial delivery and continuing through the term of the tolling agreement, PG&E is responsible for purchasing, nominating, scheduling and transporting all natural gas deliveries. Marsh Landing has also entered into a Natural Gas Service Agreement with PG&E for a quantity that will be capable of servicing the contract capacity under the tolling agreement for on-peak periods during May through October or other transportation quantities as approved by PG&E. The Natural Gas Service Agreement provides for the transportation of natural gas from the gas delivery point to the facility and PG&E is expected to incur all transportation costs.

              The facility is interconnected to the CAISO controlled transmission system at the Contra Costa Power Plant switchyard pursuant to a Standard Large Generator Interconnection Agreement ("LGIA") with PG&E and the CAISO. Under the LGIA, Marsh Landing is responsible for upgrades to enable the interconnection of Marsh Landing, network upgrade costs are to be refunded over a five-year period after the plant achieves commercial operations. The LGIA has an initial 10-year term.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Conventional—Marsh Landing" for a description of the Marsh Landing Administrative Services Agreement.

              Project-Level Financing.    The project is financed by a project-level $650 million credit facility consisting of a $155 million Tranche A facility (the "Tranche A Facility"), a $345 million Tranche B facility (the "Tranche B Facility"), a $50 million senior secured letter of credit facility to support Marsh Landing's debt service reserve requirements, and a $100 million senior secured letter of credit facility to support Marsh Landing's collateral requirements under its Tolling Agreement with PG&E, all on a non-recourse basis with a syndicated group of financial institutions.

              The Tranche A Facility and the Tranche B Facility converted into two tranche term loans at the commercial operations date. The term loans are to be fully amortized by their maturity dates. The Tranche A Facility matures on December 31, 2017, and the Tranche B Facility matures on the date that is the earlier of the last day of the first fiscal quarter following the tenth anniversary of the conversion of the Tranche B Facility to a term loan or December 31, 2023. The expiration date of the letter of credit facilities is December 31, 2017. Interest on the Tranche A Facility is based on LIBOR rate plus 2.50% (with such margin increasing 25 basis points every three years). Interest on the Tranche B Facility is based on LIBOR rate plus a margin of 2.75% (with such margin increasing 25 basis points every three years). Fees on lenders' exposure under the letters of credit accrue at a rate equal to the applicable margin payable on the Tranche A term loan that is based on the LIBOR rate. An undrawn commitment fee applies at a rate of 0.75% per annum. Debt service is paid quarterly. Marsh Landing has also entered into LIBOR-to-fixed interest rate swaps with two counterparties to hedge the interest rate risk. These swaps require quarterly payments over the tenor of the term loans.

              As of March 31, 2013, the outstanding balance of debt drawn on the loans was approximately $435 million. In addition, $130 million of letters of credit were issued to support the project and were outstanding. Marsh Landing plant is subject to a dividend payment test whereby dividends are permitted if the debt service coverage ratio for the last twelve months exceeds 1.2x and other customary conditions are satisfied. As of March 31, 2013, Marsh Landing was not subject to the dividend payment test as the facility had not yet achieved COD.

    Utility Scale Solar

              The following sets forth our utility scale solar assets:

							PPA Terms
		Rated MW		Net MW
Asset Name	Location		Ownership		Fuel	COD	Counterparty	Expiration
Utility Scale Solar
Blythe	Blythe, CA	21	100.0%	21	Solar	December 2009	SCE	2029
Roadrunner	Dona Ana County, NM	20	100.0%	20	Solar	August 2011	El Paso Electric	2031
Avenal	Avenal, CA	45	49.95%	23	Solar	August 2011	PG&E	2031
Avra Valley	Pima County, AZ	25	100.0%	25	Solar	December 2012	Tucson Electric Power	2032
Alpine	Lancaster, CA	66	100.0%	66	Solar	January 2013	PG&E	2033
Borrego	Borrego Springs, CA	26	100.0%	26	Solar	February 2013	SDG&E	2038
CVSR(1)	San Luis Obispo, CA	250	48.95%	122	Solar	October 2013	PG&E	2038

(1)
At the time of the consummation of this offering, NRG will retain the remaining 51.05% membership interest in CVSR Holdings, which constitutes a NRG ROFO Asset.

    Blythe

              Overview.    Blythe is a 21 MW solar generation facility located in Riverside County, California, which commenced operations in December 2009. We own 100% of the membership interest in Blythe, which is situated on a 200 acre site owned by NRG. The facility is interconnected to SCE's Chanslor 33kV distribution line and has access to the CAISO controlled transmission grid at SCE's Blythe Substation through transmission service provided by SCE over the Chanslor 33kV distribution line.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from the facility are sold to SCE pursuant to a PPA that expires in December 2029. Revenues consist of a fixed payment based on production, which is adjusted by TOD factors. These TOD factors result in higher payments during peak hours.

              Engineering, Procurement and Construction Agreement.    Blythe was designed, engineered, constructed and commissioned pursuant to an EPC agreement with First Solar. The facility utilizes thin-film PV modules manufactured by First Solar and inverters manufactured by Siemens. The module equipment is subject to a 25-year limited power output warranty. Such warranty provides protections associated with equipment non-performance, requiring First Solar to repair or replace the applicable module or provide a supplemental module at its own expense. The modules are also subject to a five-year defect warranty with First Solar.

              Operations & Maintenance.    First Solar provides day-to-day operations and maintenance services under a ten-year O&M agreement, which term may be extended for an additional 10-year period upon the mutual agreement of First Solar and Blythe. Pursuant to the terms of such agreement, First Solar is paid a fixed quarterly payment adjusted annually for changes in the CPI. In addition, under the agreement, First Solar has agreed to provide the facility an availability guarantee.

              Transmission Interconnection Agreements.    In September 2009, Blythe entered into a LGIA, a Tie-Line Facilities Agreement and a Wholesale Distribution Agreement with SCE which provides for the facility's interconnection to SCE's distribution line and the transmission of the facility's power to the CAISO controlled transmission grid at at SCE's Blythe Substation over the Chanslor 33kV distribution line. Under these agreements, Blythe is responsible for all reasonable expenses associated with its interconnection facilities and those of SCE. Each of these agreements has an initial 30-year term.

              Project-Level Financing.    The facility was financed with a $30 million non-recourse project-level term loan with a bank that closed in June 2010. The term loan matures in June 2028 and, accrues interest at a rate of LIBOR plus 250 basis points (that escalates by 25 basis points every three years) and is subject to an amortization schedule. Interest and principal amortization amounts are paid quarterly. As of March 31, 2013, $25 million of the term loan was outstanding. Blythe's project financing includes a letter of credit facility for its obligations under the PPA in the form of two letters of credit of approximately $6 million. The credit support matures in June 2015. Pursuant to a term loan agreement, Blythe is subject to a dividend payment test whereby the facility is permitted to pay quarterly dividends if the debt service coverage ratio for the last four fiscal quarters and for the next twelve months are at least 1.2x and other customary conditions are satisfied. As of March 31, 2013, the facility had met all of its debt service coverage ratios to date.

    Roadrunner

              Overview.    Roadrunner is a 20 MW solar generation facility located in Doña Ana County, New Mexico, which commenced operations in August 2011. We own a 100% membership interest in Roadrunner. In May 2011, Doña Ana County issued Industrial Revenue Bonds as part of the construction of Roadrunner. In connection with the issuance of these Repayments, the project company, an NRG affiliate entity, entered into a sale-leaseback arrangement with Doña Ana County whereby such project company transferred title of the real property (which consists of 210 acres) to the county and in turn leases the real property. As a result of such transaction, Roadrunner benefits from certain property tax savings (in the form of payment in lieu of taxes) and other tax deductions. The facility is interconnected via a radial 24kV distribution line to El Paso Electric's 115kV Santa Teresa substation.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from Roadrunner are sold to El Paso Electric ("EPE") pursuant to a PPA that expires in August 2031. Revenues consist of a fixed payment based on actual energy production up to 115% of the expected annual production, and a reduced, fixed payment on any additional energy delivered. Energy payment terms do not include a provision for escalation.

              Engineering, Procurement and Construction Agreement.    Roadrunner was designed, engineered, constructed and commissioned pursuant to an EPC agreement with First Solar. The facility utilizes thin-film PV modules manufactured by First Solar, inverters manufactured by SMA Solar and DuraTrack HZ single-axis trackers manufactured by Array Technologies. The modules are subject to a 25-year limited power output warranty, which provides protections associated with equipment non-performance, requiring First Solar to repair or replace the applicable module or provide a supplemental module at its own expense. The modules are also subject to a 5-year defect warranty with First Solar.

              Operations & Maintenance.    First Solar provides day-to-day operations and maintenance services under a twenty-year O&M Agreement. Pursuant to the terms of such agreement, First Solar is paid a fixed quarterly payment (adjusted annually for changes in the CPI) and reimbursed for certain costs incurred. In addition, under the agreement, First Solar has agreed to provide the facility an availability guarantee.

              Transmission Interconnection Agreements.    In September 2010, the facility entered into an interconnection agreement with EPE which provides for the facility's interconnection to EPE's distribution system. The agreement has an initial term of 20 years and may be amended to extend the term to 30 years. Both EPE and Roadrunner are responsible for their share of reasonable costs associated with operating, maintaining, repairing and replacing their distribution or interconnection facilities.

              Project-Level Financing.    Roadrunner's construction was financed with a non-recourse $47 million construction loan, a $21 million cash grant bridge loan and a $5 million letter of credit facility that closed in May 2011. The construction loan converted into a 20-year amortizing term loan upon achievement of commercial operations of Roadrunner in January 2012. The term loan accrues interest at a rate based on LIBOR plus 201 basis points (with periodic step-ups over time) and matures in September 2031. Roadrunner has entered into LIBOR-to-fixed interest rate swaps to hedge the interest rate risk. These swaps require quarterly payments over the tenor of the term loan. Roadrunner has posted two letters of credit, one for $2 million required under the PPA and another for $3 million for debt service reserve, under the letter of credit facility maturing in January 2019. The cash grant bridge loan was fully repaid with 1603 Cash Grant Proceeds.

              As of March 31, 2013, approximately $45 million was outstanding under the term loan and approximately $5 million outstanding under the letter of credit facility.

              Pursuant to a credit agreement, Roadrunner is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months is equal to or exceeds 1.2x and other customary conditions are satisfied. As of March 31, 2013, Roadrunner had met all of its debt service coverage ratios to date.

    Avenal

              Overview.    Avenal is a 50/50 joint venture between NRG and Eurus Energy America affiliates, which owns three solar generation facilities located in Kings County, California. Avenal consists of Avenal Park (6 MW), Sun City (20 MW) and Sand Drag (19 MW). We own a 49.95% membership interest in Avenal and NRG has retained a 0.05% interest. The three facilities are located on sites that total over 500 acres, which are leased by Avenal under 30-year lease arrangements. Avenal achieved commercial operations in August 2011 and is interconnected to the CAISO transmission system at PG&E's 70kV Avenal Tap line.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from the facilities are sold to PG&E pursuant to PPAs that expire in August 2031. Revenues consist of a fixed payment based on production, which is adjusted by TOD factors. These TOD factors result in higher payments during peak hours.

              Engineering, Procurement and Construction Agreement.    Avenal was designed, engineered, constructed and commissioned pursuant to an EPC agreement with The Ryan Company, a wholly owned subsidiary of Quanta Services Inc. The facilities utilize amorphous silicon thin-film PV modules manufactured by Sharp Electronics USA and inverters manufactured by Emerson Solar Solutions. The associated EPC and module supply agreements incorporated warranty terms, pursuant to which such warranties provide protections against costs associated with equipment non-performance. Under the EPC agreement, the module and inverter equipment are subject to limited warranties that are applicable for 25 years and 15 years, respectively. The modules are also subject to a five-year mechanical and serial defect warranties with Sharp Electronics Corporation.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-level Management and Administration Agreements—Utility Scale Solar—Avenal" for a description of the Avenal O&M agreement.

              Project Administration Agreement.    An affiliate of Eurus Energy America serves as the administrator for Avenal and performs certain management services pursuant to the project administration agreement. The agreement's term ends 10 years after COD, unless earlier terminated. Avenal pays an annual fixed fee (adjusted annually by CPI).

              Transmission Interconnection Agreements.    Sun City and Sand Drag are connected to PG&E's transmission system through individual small generator interconnection agreements ("SGIA") with PGE, dated April 2010 (for Sun City and Sand Drag) and January 2011 (for Avenal Park). Under the SGIAs, PG&E will reimburse Avenal for the cost of constructing the interconnection and necessary network upgrades over a five-year period that commenced at COD. The SGIAs have an initial 22-year term with automatic renewal provisions for successive one-year terms.

              Project-Level Financing.    Avenal's construction was financed with a non-recourse $132 million construction loan and $54 million cash grant bridge loan that closed in September 2010. The bridge loan was fully repaid shortly after Avenal achieved COD with 1603 Cash Grant Proceeds. The construction loan converted into a 15-year amortizing term loan upon achievement of commercial operations of Avenal. The term loan accrues interest at a rate based on LIBOR plus 225 basis points (with periodic step-ups over time) and matures in June 2026. Avenal has entered into LIBOR-to-fixed interest rate swaps with multiple counterparties to hedge the interest rate risk. These swaps require semi-annual payments in June and December over the tenor of the term loan. As part of the project financing, Avenal posted letters of credit in support of the PPA and in support of a debt service reserve of approximately $20 million in the aggregate. The letter of credit facility expires in September 2018.

              As of March 31, 2013, approximately $113 million was outstanding under the term loan with approximately $20 million available under the letter of credit.

              Pursuant to a credit agreement, Avenal is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months is equal to or exceeds 1.2x and other customary conditions are satisfied. As of March 31, 2013, Avenal had met all of its debt service coverage ratios to date.

    Avra Valley

              Overview.    Avra Valley is a 25 MW solar generation facility located outside northwest Tucson, Arizona, which commenced operations in December 2012. We own 100% of the membership interest in Avra Valley, which is situated on a 320 acre site leased from the City of Tucson under a 20-year lease agreement. The facility is interconnected to the Tucson Electric Power's ("TEP") 46kV line.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from the facility are sold to TEP pursuant to a PPA that expires in December 2032. Revenues consist of a fixed payment based on production.

              Engineering, Procurement and Construction Agreement.    Avra Valley was designed, engineered, constructed and commissioned pursuant to an EPC agreement with First Solar. The facility utilizes thin-film PV modules manufactured by First Solar and inverters manufactured by Converteam. The module and inverter equipments are subject to limited warranties that are applicable for 25 years and five years, respectively. Such warranties provide protections against costs associated with equipment non-performance. The limited power output warranty on the modules requires First Solar to repair or replace the applicable module or issue a refund to us at the then current market price. The modules are also subject to a five-year defect warranty with First Solar.

              Operations & Maintenance; Asset Management.    First Solar provides day-to-day operations and maintenance services under a twenty-year agreement. Pursuant to the terms of an O&M agreement, First Solar is paid a fixed quarterly payment (increased in year 11 and adjusted annually for changes in CPI) and reimbursed for certain costs incurred. In addition, under the agreement, First Solar has agreed to provide the facility an availability guarantee.

              See "Certain Relationships and Related Party Transactions—Project-level Management and Administration Agreements—Utility Scale Solar—Avra Valley" for a description of Avra Valley's asset management agreement with NRG Solar Asset Management LLC.

              Transmission Interconnection Agreements.    Avra Valley is connected to TEP's transmission system through a 30-year interconnection agreement dated October 2008. TEP will reimburse Avenal for the cost of constructing the interconnection and necessary network upgrades under the provisions of the related PPA through an adjustment to the base energy rate.

              Project-Level Financing.    Avra Valley's construction was financed with a non-recourse $66 million construction loan, an $8 million cash grant bridge loan and a $4 million letter of credit facility that closed in August 2012. The construction loan converted into an 18-year amortizing term loan in January 2013. The term loan accrues interest at a rate based on LIBOR plus 225 basis points (with periodic step-ups over time) and matures in January 2031. Avra Valley has entered into LIBOR-to-fixed interest rate swaps to hedge the interest rate risk. These swaps require quarterly payments over the tenor of the term loan. Upon term conversion, Avra Valley will post a $4 million letter of credit in support of its future debt service obligations. The letter of credit facility matures in August 2019.

              Any outstanding balance under the cash grant bridge loan is expected to be fully repaid with 1603 Cash Grant Proceeds for which a preliminary application for qualification was filed in September 2012. As of March 31, 2013, we had drawn approximately $4 million of the cash grant bridge loan.

              As a result of the federal government's sequestration which went into effect March 1, 2013, an allowance of approximately $3 million was recorded in March 2013, reflecting our expectation that the amount of 1603 Cash Grant Proceeds likely to be received by Avra Valley would be reduced by 8.7% of the application amount. Assuming receipt of the anticipated 1603 Cash Grant Proceeds, we estimate that approximately $4 million will be used to pay off Avra Valley's cash grant bridge loan and that the remaining approximately $20 million will be retained by the project.

              As of March 31, 2013, approximately $65 million was outstanding under the term loan and approximately $4 million was outstanding on the cash grant bridge loan. In addition, as of December 31, 2012, there were no letters of credit outstanding.

              Pursuant to a credit agreement, Avra Valley is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months is equal to or exceeds 1.2x and other customary conditions are satisfied. As of March 31, 2013, Avra Valley had met its dividend test.

    Alpine

              Overview.    Alpine is a 66 MW solar generation facility located in Lancaster, Los Angeles County, California. We own a 100% membership interest in the facility, which is situated on 600 acres owned by NRG Solar LLC, an affiliate of NRG. The facility began construction in October 2011 and achieved commercial operations in January 2013. It is interconnected to the CAISO controlled transmission grid at SCE's Neenach 66kV Substation.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services are sold to PG&E pursuant to a PPA, which term expires 20 years after the facility's COD. Revenues from such sale consist of a fixed payment based on production, which is adjusted by time of day ("TOD") factors. These TOD factors result in higher payments during peak hours.

              In connection with the PPA, Alpine has delivered credit support for its obligations thereunder in the form of a letter of credit of approximately $20 million as of March 31, 2013.

              Engineering, Procurement and Construction Agreement.    Alpine is under a fixed-price contract with First Solar for the design, engineering, construction and commissioning. The facility utilizes thin-film PV modules manufactured by First Solar and inverters manufactured by SMA Solar Technology AG. The module equipment is subject to a 25-year limited power output warranty, which covers 90% of nominal capacity through year 10 and 80% of nominal capacity through year 25. Such warranties provide protections against costs associated with equipment non-performance. The modules are also subject to a ten-year defect warranty.

              In addition, the EPC Agreement provides for a minimum performance guarantee of 63.4 MW of capacity and a target performance guarantee of 66.7 MW. If First Solar fails to deliver this capacity, First Solar is required to perform all additional work necessary to achieve a minimum capacity of 63.4 MW. To the extent First Solar achieves the minimum performance guarantee capacity, but not the target performance guarantee capacity, it must pay performance liquidated damages of up to approximately $11 million.

              Operations & Maintenance; Asset Management.    First Solar provides day-to-day operations and maintenance services under a twenty-year agreement. Pursuant to the terms of the O&M agreement, First Solar is paid a fixed quarterly payment (adjusted annually for changes in the CPI) and reimbursed for certain costs incurred. In addition, under the agreement, First Solar has agreed to provide the facility an availability guarantee.

              See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Utility Scale Solar—Alpine" for a description of Alpine's asset management agreement with NRG Solar Asset Management LLC.

              Transmission Interconnection Agreements.    In June 2011, the facility entered into a 30-year LGIA with SCE and the CAISO which provides for the facility's interconnection to the CAISO controlled transmission grid at SCE's Neenach 66kV substation. Both SCE and Alpine are responsible for their share of reasonable costs associated with operating, maintaining and replacing their distribution or interconnection facilities. The LGIA has an initial 30-year term with automatic renewal provisions for successive one-year terms.

              Project-Level Financing.    Alpine's construction was financed by a $166 million project-level construction loan and a $68 million cash grant bridge loan on a non-recourse basis with a syndicate of financial institutions that closed in March 2012. The construction loan converted into a term loan at COD (which occurred in January 2013) and matures ten years from the date of such conversion. The term loan accrues interest at a rate of LIBOR plus 250 basis points (with a one-time escalation in the fifth year) and is scheduled amortization. Debt service will be paid quarterly. Alpine has entered into LIBOR-to-fixed interest rate swaps with multiple counterparties to hedge the interest rate risk. These swaps will require quarterly payments over the tenor of the term loans. As part of the financing, Alpine has a letter of credit facility maturing in March 2019 for up to $37 million.

              As of March 31, 2013, $36 million had been drawn under the letter of credit facility. As of March 31, 2013, $166 million was outstanding under the term loan and $62 million was outstanding under the cash grant bridge loan. Upon receipt of the 1603 Cash Grant proceeds, we expect to pay off the cash grant bridge loan. After giving effect to an 8.7% anticipated reduction in the 1603 Cash Grant Proceeds as a result of the impact of the federal government's sequestration and the repayment of the cash grant bridge loan, we expect to have approximately $4 million of such cash grant proceeds remaining.

              Pursuant to a credit agreement, Alpine is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months is equal to or exceeds 1.2x and other customary conditions are satisfied. As of March 31, 2013, Alpine had met its dividend test.

    Borrego

              Overview.    Borrego is a 26 MW solar generation facility located in San Diego County, California. We own a 100% membership interest in the facility, which is situated on a 300 acre lot owned by NRG Solar LLC. The facility began construction in December 2011 and achieved commercial operations in February 2013. The facility is interconnected to the CAISO controlled transmission grid at the SDG&E Borrego Substation.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from the facility are sold to SDG&E pursuant to a PPA, which term expires 25 years after Borrego's COD. Revenues from such sale consist of a fixed payment based on production, which is adjusted by TOD factors. These TOD factors result in higher payments during peak hours.

              Engineering, Procurement and Construction Agreement.    Borrego is under a fixed-price contract with Sunora, an affiliate of NRG, for the design, engineering, construction and commissioning. Construction on the facility commenced in December 2011. The facility will utilize thin-film PV modules manufactured by SunPower (and arranged in a single-axis tracker array) and inverters manufactured by SMA Solar Technology AG ("SMA Solar"). The module equipment is subject to a 25-year limited power output warranty. Such warranties provide protections against costs associated with equipment non-performance. The modules and inverters are also subject to a ten- and five-year defect warranty, respectively. In addition, under a solar equipment supply agreement, SunPower will be required to pay liquidated damages to Borrego if the equipment does not meet the guaranteed capacity and Borrego will make bonus payments to SunPower for capacity in excess of 101% of guaranteed capacity.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Utility Scale Solar—Borrego" for a description of the Borrego O&M agreement.

              Transmission Interconnection Agreements.    In September 2011, Borrego entered into a LGIA with SDG&E and CAISO that provides for the facility's interconnection to the 69kV bus in the SDG&E Borrego Substation and the ultimate transmission of the facility's products to the CAISO grid. Under this agreement, Borrego is responsible for the operation and maintenance of facilities and equipment that it owns, controls or operates from the facility to the point at which it no longer owns the related facilities or equipment. The LGIA has an initial 25-year term with automatic renewal provisions for successive one-year terms.

              Project-Level Financing.    As of March 31, 2013, Borrego had $81 million outstanding under its term loan. In addition, $5 million in letters of credit was issued and outstanding. In May 2013, NRG applied for approximately $39 million of 1603 Cash Grant Proceeds on behalf of Borrego. Borrego does not have a cash grant bridge loan available. As a result of the federal government's sequestration which went into effect March 1, 2013, a $3 million allowance is expected to be recorded shortly after the application is filed, reflecting NRG's expectation that the amount of 1603 Cash Grant Proceeds that it would otherwise receive will be reduced by 8.7% of the application amount. Assuming receipt of the anticipated 1603 Cash Grant Proceeds, we expect that the estimated proceeds will be retained by the project.

              Pursuant to the credit agreement, Borrego is subject to a dividend payment test whereby dividends are permitted if the debt service coverage ratio for the last twelve months is equal to or exceeds 1.2x and other customary conditions are satisfied. As of March 31, 2013, Borrego was not subject to this test as the financing closed in March 2013.

    CVSR

              Overview.    CVSR is a 250 MW solar generation facility located in San Luis Obispo County, California. We own a 48.95% membership interest in CVSR, representing 122 MW. NRG owns the remaining 51.05% membership interest in the facility, which is situated on a property under a 30-year lease agreement. CVSR began construction in four phases in September 2011. As of April 30, 2013, three phases totaling 127 MW had achieved COD and were generating electricity under CVSR's two separate 25-year PPAs with PG&E. Its final phase is expected to achieve COD by October 2013. As of April 30, 2013, the CVSR project was approximately 90% complete. The plant is interconnected to the CAISO controlled transmission grid through the Midway-Morro No. 1 230 kV line near the 230 kV Caliente Switching Station.

              CVSR's total project cost is expected to be approximately $1.57 billion, of which approximately $256 million had yet to be expended as of March 31, 2013. Of this remaining amount, approximately $153 million will be funded via draws under CVSR's loan facility with the FFB and approximately $103 million will be funded by equity contributions. Following the offering, we expect to fund approximately $       million in equity contributions from proceeds raised in the offering. CVSR has approximately $41 million in contingency available, of which 79% can be drawn from CVSR's loan facility and 21% of which must come from collateralized equity contributions. As of March 31, 2013, the construction of CVSR had not deviated from the budgeted project cost in any material respect. CVSR's EPC agreement with SunPower provides for liquidated damages in the event of certain construction delays.

              In September 2011, NRG acquired CVSR from SunPower. CVSR was comprised of a 210 MW solar generation facility and a 40 MW solar generation facility, both of which had separate PPAs with PG&E and at the time of acquisition were in the early stages of construction.

              Power Purchase Agreements.    All energy, capacity, green attributes and ancillary products and services are sold to PG&E pursuant to PPAs. Revenues from such sale consist of a fixed payment based on production, which is adjusted by TOD factors. These TOD factors result in higher payments during peak hours.

              Under the PPA for the 210 MW generation facility ("CVSR PPA I") and the PPA for the 40 MW generation facility ("CVSR PPA II"), the guaranteed CODs are designated as December 2013 and December 2012, respectively, and the related PPAs expire in October 2038 and December 2037, respectively. As of December 31, 2012, all 40 rated MW under CVSR PPA II had reached commercial operations thereby satisfying the obligations thereunder. Until October 2013, portions of the facility under CVSR PPA I that achieve commercial operations may sell their energy, capacity, green attributes and ancillary products to PG&E for a reduced fixed payment. As of March 31, 2013, 87 MW under CVSR PPA I had reached commercial operations and is selling its energy, capacity, green attributes and ancillary products to PG&E for a reduced fixed payment. Under CVSR PPA I, the guaranteed COD may be extended for 720 days for delays and force majeure. Failure of CVSR PPA I to achieve commercial operations by December 31, 2013 may obligate CVSR to pay liquidated damages in an amount not to exceed $7.5 million; additional liquidated damages would be incurred thereafter, provided, that such delay liquidated damage payment would be reimbursable by SunPower under the EPC agreement, as further described below. In the event that such COD is not met (subject to any applicable extension periods), PG&E will have the option to declare an event of default under the applicable PPA, which may lead to a termination of such PPA.

              Engineering, Procurement and Construction Agreement.    CVSR is under a fixed-price contract with SunPower, with Bechtel Corporation as the primary subcontractor, for the design, engineering, construction and commissioning. The facility utilizes PV modules manufactured by and integrated with a single-axis tracking system developed by SunPower and inverters manufactured by SMA Solar. Because CVSR integrates an innovative tracking system, the facility qualified under the Section 1703 DOE Loan Guarantee Program for innovative renewable technologies.

              The module and inverter equipment are subject to long-term limited warranties. The module equipment is subject to a 12-year limited power warranty where the power output is less than 90% of its minimum peak power capability and a 25-year limited power warranty where the power output is less than 80% of its minimum peak power capability. Such warranties provide protections associated with equipment non-performance by requiring Sunpower to either provide additional modules or by providing monetary compensation equivalent to the cost of additional modules required to make up for the loss in power or by repairing or replacing the defective modules. The modules are also subject to a ten-year defect warranty with SunPower. The inverters are covered by 24-month defect and design warranties under the EPC agreement.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Utility Scale Solar—CVSR" for a description of the CVSR O&M agreement.

              Transmission Interconnection Agreements.    In February 2011, CVSR entered into a LGIA with PG&E and the CAISO that provides for the facility's interconnection to the CAISO controlled transmission grid. Under the LGIA, PG&E will reimburse CVSR for the cost of constructing the interconnection and necessary network upgrades over a five-year period that commences at COD. CVSR is also responsible for all reasonable costs associated with operating, maintaining, repairing and replacing the distribution or interconnection facilities. The LGIA has an initial 30-year term with automatic renewal provisions for successive one-year terms.

              Project-Level Financing.    The facility is financed by a project-level $380 million cash grant bridge loan and $856 million term loan on a non-recourse basis with the Federal Financing Bank that closed in September 2011. The term loan matures in February 2037, accrues interest at a fixed rate based on U.S. Treasury rates plus 37.5 basis points and is subject to an amortization schedule. Principal debt amortization amounts will be paid semi-annually. CVSR has also entered into a series of LIBOR-based swaption agreements with certain counterparties with a notional value of $686 million to hedge the interest rate risk. These swaptions mature over a series of scheduled settlement dates through October 2013. The swaption interest rates range from 2.4% to 3.05%. As of March 31, 2013, three settlement dates were remaining with a total notional amount outstanding of $251 million.

              CVSR is eligible to apply for the 1603 Cash Grant Proceeds and intends to use such proceeds received to repay the cash grant bridge loan. In connection with the DOE loan financing, there is credit support from NRG and SunPower to support the repayment of the cash grant bridge loan. We will benefit from such credit support pursuant to a contractual arrangement with NRG entered into in connection with this offering, pursuant to which NRG has guaranteed our obligations to the DOE to the extent they arise under the DOE loan financing. As of March 31, 2013, $373 million of the cash grant bridge loan and $622 million of the term loan were outstanding. NRG on behalf of the CVSR project has filed applications, before September 30, 2013, for the receipt of 1603 Cash Grant Proceeds of approximately $206 million by the end of the second quarter of 2013 and will file an application to receive additionally approximately $215 million within 60 to 90 days of achieving COD on the final phase of the project. We believe that, as a result of the federal government's sequestration, the expected amount of 1603 Cash Grant Proceeds for which applications have already been filed will be reduced from approximately $206 million by 8.7% to approximately $188 million. Upon receipt of such 1603 Cash Grant Proceeds (after giving effect to an 8.7% reduction in the 1603 Cash Grant Proceeds for cash grant approved applications before September 30, 2013 and a 7.3% anticipated reduction in 1603 Cash Grant Proceeds for cash grant approved applications after September 30, 2013 as a result of the federal government's sequestration that went into effect March 1, 2013), we estimate that all such proceeds will be used to pay down any outstanding cash grant bridge loan, with any remaining proceeds distributed to the owners of the project. The CVSR project financing does not include a liquidity facility. As discussed in "Use of Proceeds," we currently intend to use proceeds from this offering to collateralize our remaining equity funding obligations for CVSR. As of March 31, 2013, the remaining equity funding obligation was $59 million. Pursuant to the DOE loan agreement, upon achieving commercial operations of all phases, CVSR will be subject to a dividend payment test whereby the project will be permitted to pay semi-annual dividends if the debt service coverage ratio for the last twelve months and the next twelve months is at least 1.2x and other customary conditions are satisfied.

Distributed Solar

              The following sets forth our distributed solar assets:

							PPA Terms
		Rated MW		Net MW
Asset Name	Location		Ownership		Fuel	COD	Counterparty	Expiration
AZ DG Solar Projects	AZ	5	100.0%	5	Solar	December 2010– January 2013	Various public entities	2025–2033
PFMG DG Solar Projects	CA	9	51.0%	5	Solar	October 2012– December 2012	Various public entities	2032

    AZ DG Solar Projects

              Overview.    The AZ DG Solar Projects are a 5 MW portfolio of distributed solar facilities located in Arizona. The portfolio consists of 20 solar PV canopy and ground-mounted generating systems at school districts, community center and fire district sites. Fourteen of the sites have achieved commercial operations ranging from December 2010 to November 2011 and four reached commercial operations in January of 2013. We own a 100% membership interest in the portfolio.

              Power Purchase Agreements and Cash Incentives.    The AZ DG Solar Projects sells all of their energy under nine separate 15 to 20 year PPAs as set forth in the table below. Revenues consist of fixed payments based on production and escalate annually.

              The following sets forth the locations of our AZ DG Solar Projects:

Location	Rating	COD or Expected COD	Rated MW	# of Sites	PPA Term at COD
Arlington Elementary School District	No public rating	June 2011	0.2	1	20
City of El Mirage	A+/A1	October 2011	0.2	2	20
Continental School District No. 39	A	December 2010	0.3	1	15
Gila Bend School District No. 24	No public rating	December 2010	0.6	1	20
Payson Unified School District No. 10	Aa3	December 2010	1.2	3	15
Phoenix Elementary School District	AA-	September 2011	1.1	4	15
Vail Unified School District	A-	November 2011	0.5	2	20
Flagstaff Unified School District	AA-/AA2	December 2012	0.3	2	20
Sun City West Fire District	No public rating	January 2013	0.2	4	20

Total			4.7	20

              In addition, the portfolio receives cash incentive payments via 15 to 20 year REC purchase agreements with Arizona Public Service, Trico Electric Cooperative and TEP.

              Engineering, Procurement and Construction Agreement.    The AZ DG Solar Projects were constructed and commissioned by CORE Construction with the exception of Payson Unified School District that was constructed by Kinney Construction LLC. The portfolio utilizes modules manufactured by Yingli Solar and Kyocera Solar, Inc. and inverters manufactured by Advanced Energy Industries, Inc. The module and inverter equipment are subject to limited warranties that are applicable ranging from 10 to 25 years and 10 to 20 years, respectively.

              Operations & Maintenance.    Clean Energy Constructors provides day-to-day O&M services pursuant to purchase orders that include a fixed price for preventive maintenance and time and materials for reactive repairs. The AZ DG Solar Projects are currently negotiating a five-year O&M services agreement with Clean Energy Constructors which they anticipate executing by the second quarter of 2013.

              Project-Level Financing.    The AZ DG Solar Projects have no project-level financing and have not been pledged to any third party.

    PFMG DG Solar Projects

              Overview.    The PFMG DG Solar Projects are a 9 MW portfolio of distributed solar facilities located in Southern California. The portfolio consists of 21 solar PV canopy and ground-mounted generating systems at various schools and municipal sites. The systems commenced commercial operations during October 2012 through December 2012. We own a 100% membership interest in NRG Solar Apple LLC, which owns a 51% membership interest in PFMG 2011 Finance Holdco, LLC, the portfolio's holding company. PsomasFMG, LLC, an unaffiliated third party ("PsomasFMG"), owns the remaining membership interests in the PFMG DG Solar Projects. While we hold a 51% membership interest, we will initially receive 100% of the portfolio cash flows until we achieve an agreed threshold return, with cash flows shared equally with PsomasFMG thereafter. The PFMG DG Solar Projects are eligible to receive California Solar Initiative Performance Based Incentives administered by SCE, which is forecasted to exceed approximately $7.5 million over the first five years of commercial operation.

              Power Purchase Agreements.    The PFMG DG Solar Projects sell all of their energy under five separate 20-year PPAs, the largest of which are with the Hart School District (5.5 MW) and the County of Orange (2.8 MW), both located in California. Revenues consist of a fixed payment based on production, with average annual escalation rate of 4.2%.

              The following sets forth the locations of our PFMG DG Solar Projects:

Location	Rating	COD	Rated MW	# of Sites	PPA Term at COD
Hart Union School District	A+/A1	October 2012	5.5	9	20
County of Orange	AA-/Aa1	December 2012	2.8	8	20
Wilsona School District	No public rating	October 2012	0.4	2	20
Mesa Union (Palmdale) School District	AA-/Aa3	October 2012	0.3	1	20
Hughes Elizabeth School District	No public rating	October 2012	0.1	1	20

Sub Total			9.1	21

              Engineering, Procurement and Construction Agreement.    The PFMG DG Solar Projects were designed, engineered, constructed and commissioned pursuant to an EPC agreement with Rosendin Electric, Inc. The portfolio utilizes modules manufactured by Trina Solar and inverters manufactured by Power One, Inc. The module and inverter equipment are subject to limited warranties that are applicable for 25 years and 10 years, respectively. Such warranties provide protections against costs associated with equipment non-performance. In addition, Rosendin Electric has provided a 10-year workmanship and design warranty for the portfolio as part of the EPC agreement.

              Operations & Maintenance.    True South Renewables provides day-to-day O&M services under a ten-year agreement with each project company, which term may be extended for an additional 5-year period upon the mutual agreement of True South Renewables and the applicable project company. Pursuant to the terms of such agreements, True South Renewables is paid a fixed annual fee which escalates 2.5% each year. The annual fee is payable 10% on the effective date with the balance payable quarterly. Up to 50% of the annual fee may be reduced based on system size for any systems taken off-line or terminated. In addition, under each such agreements, True South Renewables has agreed to provide a performance and availability guarantee, which requires True South Renewables to pay liquidated damages to the applicable project company representing its lost revenues if its effective availability falls below 99%.

              Project-Level Financing.    The construction of the portfolio was financed by NRG Solar LLC, an NRG affiliate, and subsequently refinanced pursuant to a single-investor sale-leaseback transaction. The lease commenced on December 19, 2012. The base lease term is 18 years followed by fair market value renewal periods. Under the sale-leaseback structure, the PFMG DG Solar Projects holding company, PFMG 2011 Finance Holdco, LLC, owns 100% of PFMG Apple I, LLC, as lessee, and the lessee owns 100% of five project-level subsidiary lessees, which represents the school districts and County of Orange. Each lessee has its own lease payment schedule payable to the lessor and each such lessee must separately maintain a required rent coverage level of 1.0x to avoid a default and have a rent coverage level of 1.2x and satisfy other customary conditions to permit distributions. As of March 31, 2013, PFMG DG Solar Projects had met its rent coverage ratio test. All lessees have fair market value buyout options at year nine.

Wind

              The following sets forth our sole wind generation asset:

							PPA Terms
		Rated MW		Net MW
Asset Name	Location		Ownership		Fuel	COD	Counterparty	Expiration
South Trent	Sweetwater, TX	101	100.0%	101	Wind	January 2009	AEP Energy Partners	2029

    South Trent

              Overview.    South Trent is a 101 net MW wind generation facility located in Nolan and Taylor counties near the town of Sweetwater, Texas, which commenced operations in January 2009. We own a 100% membership interest in South Trent, which is situated on over 9,000 acres leased by NRG. The facility is interconnected to the ERCOT system at the Eskota substation. In June 2010, NRG acquired South Trent as an operating facility.

              Power Purchase Agreement.    All energy, capacity and green attributes are sold to AEP Energy Partners pursuant to a PPA that expires in January 2029. Revenues consist of a fixed payment based on electricity production. The PPA offtaker's obligations are guaranteed by American Electric Power Company, Inc.

              Equipment.    South Trent is composed of 44 turbines manufactured by Siemens, each capable of producing 2.3 MW of power. Each turbine has a 93-meter rotor diameter and a step up transformer that converts the facility's voltage of 34.5 kV to the grid voltage of 138 kV. Electricity from each turbine is carried through a 6.6 mile overhead line to the Eskota substation where the line interconnects with ERCOT's interconnection system.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Wind—South Trent" for a description of the South Trent project administration agreement.

              Project-Level Financing.    As part of its acquisition of South Trent, NRG assumed the facility's financing arrangements, which included a $79 million non-recourse project-level term loan and $8 million in a letter of credit facility entered into with a syndicate of financial institutions that closed in June 2010. The term loan and letter of credit facility mature in June 2020 and accrue interest at a rate of LIBOR plus 250 basis points (subject to biennial step-ups as stipulated in the term loan agreement). The term loan is also subject to an amortization schedule. Principal debt amortization amounts are paid quarterly. As of March 31, 2013, approximately $72 million of the term loan was outstanding and approximately $1 million was outstanding under the letter of credit facility. South Trent's project financing also included credit support for the plant's obligations under the PPA in the form of a $10 million additional letter of credit facility (maturing in June 2020), of which $10 million was outstanding as of March 31, 2013. In addition, in June 2010 South Trent Holdings LLC issued a $34 million promissory note to its parent, NRG Repowering Holdings LLC, proceeds of which were used to fund its equity investment. The promissory note matures in June 2020 and accrues interest at LIBOR plus 200 basis points. As of March 31, 2013, $26 million was outstanding under the note. NRG intends to convert this promissory note to equity prior to consummation of this offering.

              Pursuant to the term loan agreement, South Trent is subject to a dividend payment test whereby dividends are permitted to be paid on a quarterly basis if the debt service coverage ratio for the prior twelve months and for the next twelve months are equal to or exceed 1.2x and other customary conditions are satisfied. As of March 31, 2013, South Trent has satisfied its debt service coverage ratios, as tested each quarter since June 30, 2010.

Thermal

              Overview.    Based on our management's industry knowledge and expertise, we believe NRG Thermal LLC, an NRG affiliate ("NRG Thermal"), is among the largest owners and operators of thermal heating and cooling systems in terms of MWt in the United States with eight systems in eight metropolitan areas. In addition, NRG Thermal also operates five power generation and/or thermal facilities on behalf of customers under long-term operating agreements. NRG Thermal has over 550 steam and chilled water customers and electricity produced by its 123 net MW of thermal generation assets is either sold customers under fixed price contracts or to the local power grid. We own a 100% membership interest in NRG Thermal.

              All subsidiaries of NRG Thermal produce steam and hot water and/or chilled water and certain subsidiaries produce electricity. The steam or water is piped through an underground distribution networks to individual buildings for heating, cooling or industrial use. Revenues are derived primarily from retail customers (primarily commercial and industrial) with rates determined either through negotiated long-term contracts or by regulated public utility tariffs. The contracts or tariffs typically contain capacity or demand elements, mechanisms for fuel cost recovery or the recovery of operating expenses. NRG Thermal's San Francisco, Pittsburgh and Harrisburg subsidiaries are regulated by their respective state's public utility commissions. NRG Thermal files periodic tariff applications with these commissions for tariff-related adjustments, which apply until a new application is filed and agreed upon between NRG Thermal and the applicable public utility commission. NRG Thermal's Minneapolis, Phoenix, and San Diego subsidiaries have long-term bilateral customer contracts ranging from 10 to 30 years. The Princeton subsidiary has bilateral customer contracts for initial 13-year terms. The Dover subsidiary has bilateral customer contracts for initial 3 to 5 year terms. All such bilateral contracts reflect negotiated rates for the delivery of steam and hot water and/or chilled water and electricity production, as applicable. The rates charged by NRG Thermal's Pittsburgh subsidiary for delivery of steam and chilled water production reflect the then applicable tariffs agreed upon between NRG Thermal and the state's public utility commission. NRG Thermal's Dover, Paxton and Princeton subsidiaries also provide electricity, with Princeton's electricity output contracted to its offtaker. Dover's and Paxton's generation capacity is bid in the PJM-administered RPM auctions and through an arrangement with NRG Power Marketing their energy is sold into the PJM energy market.

              The following table summarizes NRG Thermal's eight systems as of March 31, 2013:

Name and Location of Facility	% Owned	Offtaker	Rated Megawatt Thermal Equivalent Capacity (MWt)	Generating Capacity
NRG Energy Center Minneapolis, MN	100.0	Approx. 100 steam and 50 chilled water customers	334 141	Steam: 1,140 MMBtu/hr. Chilled Water: 40,200 tons
NRG Energy Center San Diego, CA	100.0	Approx 20 chilled water customers	26	Chilled water: 7,425 tons
NRG Energy Center San Francisco, CA	100.0	Approx 175 steam customers	133	Steam: 454 MMBtu/Hr.
NRG Energy Center Pittsburgh, PA	100.0	Approx 25 steam and 25 chilled water customers	87 46	Steam: 296 MMBtu/hr. Chilled water: 12,920 tons
NRG Energy Center Dover, DE	100.0	Kraft Foods Inc. and Proctor & Gamble Company	22	Steam: 75 MMBtu/hr.
NRG Energy Center Harrisburg, PA	100.0	Approx 140 steam and 3 chilled water customers	129 8	Steam: 440 MMBtu/hr. Chilled water: 2,400 tons
NRG Energy Center Phoenix, AZ	100.0	Approx 30 chilled water customers	134	Chilled water: 38,100 tons
NRG Energy Center Princeton, NJ	100.0	Princeton Healthcare System	21 17	Steam: 72 MMBtu/hr. Chilled Water: 4,700 tons

		Total:	1,098

              The following table summarizes the three systems that have thermal power generation capability as of March 31, 2013:

Name and Location of Facility	Power Market/ Zone	% Owned	Net Capacity (MW)	Primary Fuel Type
NRG Energy Center Paxton, PA	PJM	100.0	12	Natural gas
NRG Energy Center Princeton, NJ	PJM	100.0	5	Natural gas
NRG Energy Center Dover, DE	PJM	100.0	106	Natural gas(1)

		Total:	123

(1)
On June 1, 2013, the coal-fired generating unit was successfully converted into a natural gas-fired generating unit.

              Operations & Maintenance.    Each subsidiary's labor force is provided by an NRG affiliate. Such staff performs all operations, customer service and marketing functions. In addition, such staff either performs required maintenance or engages third-party contractors to perform certain work.

              Fuel Supply Arrangements.    NRG Thermal's heating systems are equipped with boilers that are typically fueled by natural gas or oil. NRG Thermal's subsidiaries typically have the ability to recover fuel costs from their customers either through contractual or regulatory adjustment mechanisms. However, to the extent such adjustment mechanisms are not available, NRG Thermal may enter into forward commodity contracts to manage commodity risk exposure.

              Dover Repowering.    The Dover system consists of two dual-fueled combustion turbines with a net capacity of 88 MW and a coal-fired steam turbine with a net capacity of 18 MW. On June 1, 2013, the repowering reconfiguration of the coal-fired steam turbine was successfully completed by equipping one of the existing combustion turbines with a heat recovery steam generator, selective catalytic reduction emissions controls and duct burners to supply steam to the existing steam turbine in combined cycle mode and produce excess steam. With the completion of this conversion, Dover's total net electricity capacity remained unchanged at 106 net MW.

              Project-Level Financing.    As of March 31, 2013, NRG Thermal had consolidated non-recourse fully amortizing loans outstanding of $134 million, which accrue at fixed interest rates ranging from 5.95% to 7.31% and have maturities ranging from 2013 to 2025.

              Pursuant to the note purchase agreements, NRG Thermal is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio is at least 1.70x and other customary conditions are satisfied. As of March 31, 2013, NRG Thermal had met all of its debt service coverage ratio tests to date.

Government Incentives

              U.S. federal, state and local governments have established various incentives and financial mechanisms to reduce the cost of renewable energy and to accelerate the adoption of renewable energy. These incentives include accelerated depreciation and bonus depreciation for eligible renewable projects, as well as tax credits, cash grants and rebate programs. These incentives help catalyze private sector investments in renewable energy and efficiency measures, including the installation and operation of both solar and wind generation assets.

              The federal government provides the ITC, which allows a taxpayer to claim a credit of 30% of qualified expenditures for a solar generation facility that is placed in service on or before December 31, 2016. This credit is scheduled to be reduced to 10% effective January 1, 2017, subject to applicable safe harbor relief. Solar power facilities that began construction prior to the end of 2011 are eligible to receive a 30% federal cash grant paid by the U.S. Treasury under section 1603 of the ARRA. The federal government also allows for a PTC, which is a per-kilowatt-hour tax credit for electricity generated by qualified energy resources. The duration of the credit is generally 10 years after the date the facility is placed in service. Qualified wind projects with respect to which construction has not begun before January 1, 2014 are not eligible for the PTC unless such credit is extended. We have and expect to continue to use some of these government incentives with respect to the financing of our renewable generation facilities.

              Many state governments, investor-owned utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentives for the installation and operation of a solar generation facility or energy efficiency measures. Capital costs or "up-front" rebates provide funds to solar customers based on the cost, size or expected production of a customer's solar generation facility. Performance-based incentives provide cash payments to a system owner based on the energy generated by their solar generation facility during a pre-determined period, and they are paid over that time period. We have and expect to continue to take advantage of state incentive programs with respect to the operation of our solar power facilities.

              Many states have also adopted procurement requirements for renewable generation. Twenty-nine states have adopted an RPS that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable generation resources, such as wind and solar generation facilities, by a specified date. To prove compliance with such mandates, utilities must surrender renewable energy certificates ("RECs"). Renewable energy facility owners often are able to sell RECs to utilities directly or in REC markets. In several of the states in which our renewable energy facilities operate, we sell RECs directly to the utilities.

Regulatory Matters

              As owners and operators of electric generation and thermal facilities and participants in wholesale energy markets, certain Yield entities will be subject to regulation by various federal and state government agencies. These include the Commodities Futures Trading Commission ("CFTC"), FERC and the PUCT, as well as other public utility commissions in certain states where NRG's generating, thermal, or distributed generation assets are located. In addition, Yield will be subject to the market rules, procedures and protocols of the various RTO and ISO markets in which it will participate.

              Our initial operations within the ERCOT footprint will not be subject to rate regulation by the FERC, as they are deemed to operate solely within the ERCOT market and not in interstate commerce. As discussed below, these operations are subject to regulation by PUCT.

CFTC

              The CFTC, among other things, has regulatory oversight authority over the trading of electricity and natural gas commodities, including financial products and derivatives, under the Commodity Exchange Act ("CEA"). On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), which, among other things, aims to improve transparency and accountability in derivative markets. The Dodd-Frank Act increases the CFTC's regulatory authority on matters related to over-the-counter derivatives, market clearing, position reporting, and capital requirements. Yield expects that in 2013 the CFTC will clarify the scope of the Dodd-Frank Act and issue final rules concerning a central clearing and execution exemption for derivative end-users, margin requirements for transactions, the definition of a "swap" and other issues that will affect NRG's over-the-counter derivatives trading. Because there are many details that remain to be addressed in CFTC rulemaking proceedings, at this time we cannot measure the expected impact to Yield on its current operations or collateral requirements.

FERC

              The FERC, among other things, regulates the transmission and the wholesale sale of electricity in interstate commerce under the authority of the FPA. The transmission of electric energy occurring wholly within ERCOT is not subject to the FERC's jurisdiction under Sections 203 or 205 of the Federal Power Act. Under existing regulations, the FERC determines whether an entity owning a generation facility is an EWG, as defined in the PUHCA. The FERC also determines whether a generation facility meets the ownership and technical criteria of a Qualifying Facility ("QF"), under Public Utility Regulatory Policies Act of 1978 ("PURPA"). Each of NRG's non-ERCOT U.S. generating facilities which Yield will acquire in the Asset Transfer qualifies as a QF, or the related subsidiary owning such facility (which Yield will acquire in the Asset Transfer) qualifies as an EWG.

              Federal Power Act—The FPA gives the FERC exclusive rate-making jurisdiction over the wholesale sale of electricity and transmission of electricity in interstate commerce of public utilities (as defined by the FPA). Under the FPA, the FERC, with certain exceptions, regulates the owners of facilities used for the wholesale sale of electricity or transmission in interstate commerce as public utilities, and establishes market rules that are just and reasonable.

              Public utilities are required to obtain the FERC's acceptance, pursuant to Section 205 of the FPA, of their rate schedules for the wholesale sale of electricity. All of NRG's non-QF generating entities located outside of ERCOT which Yield will acquire in the Asset Transfer make sales of electricity pursuant to market-based rates, as opposed to traditional cost-of-service regulated rates. Every three years FERC will conduct a review of Yield's market based rates and potential market power on a regional basis, consistent with FERC's prior reviews of NRG's market based rates and potential market power.

              The FPA also gives the FERC jurisdiction to review certain transactions and numerous other activities of public utilities. Section 203 of the FPA requires the FERC's prior approval for the transfer of control of assets subject to the FERC's jurisdiction. Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, will prohibit any person and any of its associate or affiliate companies in the aggregate, "public utility" (as defined in the FPA) or "holding company" (as defined in the PUHCA) from acquiring, through this offering or in subsequent purchases other than secondary market transactions, an amount of our Class A common stock sufficient to result in a transfer of control without the prior written consent of our board of directors. See "Notice to Investors." While we do not anticipate that this offering will result in a transfer of control over any public utility owned by us, such change of control, in addition to prior approval from our board of directors, would require prior authorization from FERC. Our amended and restated certificate of incorporation will not prohibit acquisitions of our Class A common stock through what FERC has called "secondary market transactions," which are purchases occurring while our Class A common stock is publicly-traded where neither we nor any of our subsidiaries is a party to, has control over, or would, in the ordinary course, have prior notice of, such purchase. Restrictions may apply to certain purchasers of our Class A common stock which are "holding companies" under PUHCA regardless of whether our Class A common stock is purchased in this offering, subsequent offerings by us or NRG, in open market transactions or otherwise. A purchaser of our Class A common stock which is a holding company will need to determine whether a given purchase of our securities may require prior FERC approval.

              Section 204 of the FPA gives the FERC jurisdiction over a public utility's issuance of securities or assumption of liabilities. However, the FERC typically grants blanket approval for future securities issuances and the assumption of liabilities to entities with market-based rate authority.

              In accordance with the Energy Policy Act of 2005, the FERC has approved the NERC as the national Energy Reliability Organization ("ERO"). As the ERO, NERC is responsible for the development and enforcement of mandatory reliability standards for the wholesale electric power system. In addition to complying with NERC requirements, each NRG entity must comply with the requirements of the regional reliability entity for the region in which it is located.

              Public Utility Holding Company Act of 2005—PUHCA provides the FERC with certain authority over and access to books and records of public utility holding companies not otherwise exempt by virtue of their ownership of EWGs, QFs, and Foreign Utility Companies. Yield will be a public utility holding company after consummation of the Asset Transfer, but because all of the generating facilities to be acquired by Yield in the Asset Transfer have QF status or are owned through EWGs, Yield will be exempt from many of the accounting, record retention, and reporting requirements of the PUHCA.

              Public Utility Regulatory Policies Act—PURPA was passed in 1978 in large part to promote increased energy efficiency and development of independent power producers. PURPA created QFs to further both goals, and the FERC is primarily charged with administering PURPA as it applies to QFs. Certain QFs are exempt from regulation, either in whole or in part, under the FPA as public utilities.

Regulatory Developments

              In New England, New York, the Mid-Atlantic region, the Midwest and California, FERC has approved RTOs and/or ISOs. Most of these entities administer wholesale centralized bid-based spot markets for electric energy in their regions pursuant to tariffs approved by FERC and associated RTO/ISO market rules, and some also administer bid-based auction markets for capacity. These tariffs/market rules dictate how the capacity and energy markets operate, how market participants may make bilateral sales with one another, and how entities with market-based rates are compensated within those markets. The RTO/ISOs in these regions also control access to and the operation of the transmission grid within their regions. In Texas, pursuant to a 1999 restructuring statute, the PUCT granted similar responsibilities to ERCOT. NRG is affected by rule/tariff changes that occur in the RTO/ISO regions. While our cash flows are not typically directly tied to energy markets, we are still subject to many of the rules governing the transmission and delivery of energy in these RTOs and ISOs. Additionally, several of our thermal facilities are directly affected by fluctuations in energy and capacity prices in the PJM market.

Seasonality

              Our quarterly operating results and cash flows can be significantly affected by weather. We expect to derive a majority of our annual revenues in the months of May through September, when demand for electricity is generally at its highest in our core markets and when some of our offtake arrangements provide for higher payments to us. Further, power demand is generally higher in the summer months, which we expect to be our most important season. We expect that the winter months of December through March, when energy demand is sustained as a result of cold weather, will be our second most important season.

Competition

              Power generation is a capital-intensive, commodity-driven business with numerous industry participants. We compete on the basis of the location of our plants and ownership of portfolios of plants in various regions, which increases the stability and reliability of our energy supply. Power generation is a regional business that is currently highly fragmented and diverse in terms of industry structure. As such, there is a wide variation in terms of the capabilities, resources, nature and identity of the companies with whom we compete with depending on the market. Competitors include regulated utilities, other independent power producers and power marketers or trading companies, including those owned by financial institutions, municipalities and cooperatives.

              Our thermal business has certain cost efficiencies that may form barriers to entry. Generally, there is only one district energy system in a given territory, for which the only competition comes from on-site systems. While the district energy system can usually make an effective case for the efficiency of its services, some building owners nonetheless may opt for on-site systems, either due to corporate policies regarding allocation of capital, unique situations where an on-site system might in fact prove more efficient, or because of previously committed capital in systems that are already on-site. Growth in existing district energy system generally comes from new building construction or existing building conversions within the service territory of the district energy provider.

Environmental Matters

              We will be subject to a wide range of environmental regulations across a broad number of jurisdictions in the development, ownership, construction and operation of domestic projects after consummation of the Asset Transfer. These laws and regulations generally require that governmental permits and approvals be obtained before construction and during operation of power plants. Environmental laws have become increasingly stringent and we expect this trend to continue. The electric generation industry will face new requirements to address protection of wildlife, including threatened and endangered species, air emissions, climate change, combustion byproducts and water use. In general, future laws and regulations are expected to require the addition of emission controls or other environmental quality equipment or the imposition of certain restrictions on the operations of our facilities. We expect that future liability under, or compliance with, environmental requirements could have a material effect on its operations or competitive position.

Federal Environmental Initiatives

              Environmental Regulatory Landscape—A number of federal and state regulations with the potential for impact are in development or under review including National Ambient Air Quality Standards ("NAAQS") revisions, the California Environmental Quality Act and National Emission Standards for Hazardous Air Pollutants for Industrial, Commercial, and Institutional Boilers ("ICI NESHAPS") and water use. While most of these regulations have been considered for some time, the outcomes and any resulting impact on Yield cannot be fully predicted until the rules are finalized.

Overview of Notable Environmental Regulations

              The relative economics of various fuel generation assets are greatly impacted by state, regional and federal environmental laws and regulations. Over the past several years the United States Environmental Protection Agency ("EPA") has promulgated notable environmental regulations that will increase the cost advantages of, and reliance upon, renewable resources and efficient natural gas facilities. These regulations include legislation commonly referred to as CAIR and MATS.

Clean Air Interstate Rule (CAIR)

              CAIR applies to twenty-eight states and the District of Columbia to reduce annual sulfur dioxide ("SO2") emissions, annual nitrogen oxides ("NOx") emissions and/or ozone seasonal NOx emissions through cap-and-trade programs. The rule was found to be flawed by the court in 2009 and was remanded to the EPA while remaining in place. On July 6, 2011, the EPA finalized the Cross State Air Pollution Rule ("CSAPR") which was subsequently challenged and vacated in 2012. CAIR remains in place while the EPA prepares a replacement to address cross state contribution to meeting ozone and particulate matter.

Mercury and Air Toxics Standards (MATS)

              On December 16, 2011, the EPA finalized MATS, a rule specifically aimed at reducing the emissions of mercury and other toxic air pollutants from new and existing electric generating facilities. MATS establishes numerical emissions limits for mercury, particulate matter (a proxy for toxic non-mercury metals) and hydrochloric acid (a proxy for all toxic acid gases). The rule applies to all electric generating units larger than 25MW that are fueled by either coal or oil. At the time of introducing the rule, the EPA estimated that approximately 40% of U.S. coal-fired generating units did not use advanced air pollutant controls and therefore could be impacted by this legislation.

Climate Change

              In the United States, a number of regulatory initiatives are underway to limit greenhouse gas or ("GHG") emissions. The U.S. Supreme Court determined that GHG emissions fall within the Clean Air Act ("CAA") definition of an "air pollutant," and in response the EPA promulgated an endangerment finding paving the way for regulation of GHG emissions. In 2010, the EPA issued a final rule, known as the "Tailoring Rule," that makes certain fossil fuel fired power plants and modifications to such plants subject to permitting requirements for GHGs. In April 2012, the EPA proposed a rule under the New Source Performance Standard, or NSPS, section of the Clean Air Act, or CAA, to limit the carbon dioxide ("CO2") emissions from new fossil-fuel-fired electric generating units. The proposed limit is 1000 pounds of CO2 per MWh, about the emission rate of a combined cycle gas turbine and cannot be achieved by coal-fired units without carbon capture and storage technology. The proposed standard is in effect until the final rule is published. We expect the EPA to issue another rule that will require states to develop CO2 standards that would be applicable to existing fossil-fueled generating facilities. However, the EPA has not yet proposed any such standard, and would need to provide time to states to implement it, such that existing source CO2 standards likely will not be implemented until 2018 or later. Moreover, the content of such standards is currently unknown, and they could be substantially less stringent than the new source standards.

              In advance of federal legislation, states in the northeast and California have adopted regional and state legislation, respectively, to reduce greenhouse gas emissions through cap-and-trade programs.

              Because regulation of GHG emissions is relatively new, further regulatory, legislative and judicial developments are likely to occur. Such developments may affect how these GHG initiatives will impact us. Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy. To the extent that our products are competing with higher GHG emitting energy sources, our products would become more desirable in the market with more stringent limitations on GHG emissions. We cannot predict with any certainty at this time how these developments may affect our operations; however, given that our assets are primarily renewable, combined heat and power, or natural gas-fired, increased GHG regulation is likely to benefit us relative to our competitors.

Site Remediation Matters

              Under certain federal, state and local environmental laws and regulations, a current or previous owner or operator of any facility, including an electric generating facility, may be required to investigate and remediate releases or threatened releases of hazardous or toxic substances or petroleum products at the facility. Yield may also be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and remediation costs incurred by a party in connection with hazardous material releases or threatened releases. These laws, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended by the Superfund Amendments and Reauthorization Act of 1986, impose liability without regard to whether the owner knew of or caused the presence of the hazardous substances, and the courts have interpreted liability under such laws to be strict (without fault) and joint and several.

Capital Investment

              Information concerning our capital expenditures is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures."

Employees

              We do not employ any of the individuals who manage our operations. The personnel that carry out these activities are employees of NRG, and their services are provided to us or for our benefit under the Management Services Agreement. For a discussion of the individuals from NRG's management team that are expected to be involved in our business, see "Management" and "Executive Officer Compensation."

Properties

              See "—Our Operations—Conventional," "—Our Operations—Utility Scale Solar, "Our Operations—Distributed Solar," "—Our Operations—Wind" and "—Our Operations—Thermal" for a description of our principal properties as of March 31, 2013.

Intellectual Property

              Yield Inc., as licensee, will enter into a licensing agreement with NRG pursuant to which NRG will grant us a non-exclusive, royalty-free license to use the name "NRG" and the NRG logo in connection with marketing activities. Other than under this limited license, we will not have a legal right to the "NRG" name or the NRG logo. NRG will be entitled to terminate the licensing agreement immediately upon termination of the Management Services Agreement and in the circumstances described under "Certain Relationships and Related Party Transactions—Licensing Agreement."

Legal Proceedings

              We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. Please read "—Regulatory Matters" and "—Environmental Matters."

MANAGEMENT

Executive Officers and Directors

              Below is a list of names, ages and a brief account of the business experience of the persons appointed, or to be appointed, to serve as our executive officers and directors prior to the consummation of this offering, each as of May 28, 2013.

Name	Age	Position
David W. Crane	54	President, Chief Executive Officer and Director
Kirkland B. Andrews	45	Executive Vice President, Chief Financial Officer and Director
Mauricio Gutierrez	42	Executive Vice President, Chief Operating Officer and Director
David R. Hill	49	Executive Vice President and General Counsel
Ronald B. Stark	48	Vice President and Chief Accounting Officer
John F. Chlebowski	67	Director
Ferrell P. McClean	66	Director
Brian R. Ford	64	Director
Christopher S. Sotos	42	Director

David W. Crane, President, Chief Executive Officer and Director

              Mr. Crane has served as our President, Chief Executive Officer and Director since our formation in December 2012. Mr. Crane also serves as the President, Chief Executive Officer of NRG and a director of NRG since December 2003. Prior to joining NRG, Mr. Crane served as Chief Executive Officer of International Power plc, a UK-domiciled wholesale power generation company, from January 2003 to November 2003, and as Chief Operating Officer from March 2000 through December 2002. Mr. Crane was Senior Vice President—Global Power New York at Lehman Brothers Inc., an investment banking firm, from January 1999 to February 2000, and was Senior Vice President—Global Power Group, Asia (Hong Kong) at Lehman Brothers from June 1996 to January 1999. Mr. Crane was also a director of El Paso Corporation from December 2009 to May 2012. His extensive leadership experience enables Mr. Crane to play a key role in all matters involving our board of directors and act as the head of management to the independent directors of our board of directors. In addition having recently served as a director of El Paso Corporation, Mr. Crane is able to contribute an additional perspective from the energy industry.

Kirkland B. Andrews, Executive Vice President, Chief Financial Officer and Director

              Mr. Andrews has served as our Executive Vice President, Chief Financial Officer and Director since our formation in December 2012. Mr. Andrews also serves as Executive Vice President and Chief Financial Officer of NRG Energy since September 2011. Prior to joining NRG, he served as Managing Director and Co-Head Investment Banking, Power and Utilities—Americas at Deutsche Bank Securities from June 2009 to September 2011. Prior to this, he served in several capacities at Citigroup Global Markets Inc., including Managing Director, Group Head, North American Power from November 2007 to June 2009, and Head of Power M&A, Mergers and Acquisitions from July 2005 to November 2007. In his banking career, Mr. Andrews led multiple large and innovative strategic, debt, equity and commodities transactions.

Mauricio Gutierrez, Executive Vice President, Chief Operating Officer and Director

              Mr. Gutierrez has served as our Executive Vice President, Chief Operating Officer and Director since our formation in December 2012. Mr. Gutierrez also serves as Executive Vice President and Chief Operating Officer of NRG since July 2010. In this capacity, Mr. Gutierrez oversees NRG's Plant Operations, Commercial Operations, Environmental Compliance, as well as the Engineering,

Procurement and Construction division. He previously served as Executive Vice President, Commercial Operations, from January 2009 to July 2010 and Senior Vice President, Commercial Operations, from March 2008 to January 2009. In this capacity, he was responsible for the optimization of NRG's asset portfolio and fuel requirements. Prior to this, Mr. Gutierrez served as Vice President Commercial Operations Trading from May 2006 to March 2008. Prior to joining NRG in August 2004, Mr. Gutierrez held various positions within Dynegy, Inc., including Managing Director, Trading—Southeast and Texas, Senior Trader East Power and Asset Manager. Prior to Dynegy, Mr. Gutierrez served as senior consultant and project manager at DTP involved in various energy and infrastructure projects in Mexico.

David R. Hill, Executive Vice President and General Counsel

              Mr. Hill has served as our Executive Vice President and General Counsel since our formation in December 2012. Mr. Hill also serves as Executive Vice President and General Counsel of NRG since September 2012. Prior to joining NRG, Mr. Hill was a partner and co-head of Sidley Austin LLP's global energy practice group. Prior to joining Sidley Austin, Mr. Hill served as General Counsel of the U.S. Department of Energy from August 2005 to January 2009 and, for the three years prior to that, as Deputy General Counsel for Energy Policy of the DOE. Prior to his federal government services, Mr. Hill was a partner at major law firms in Washington D.C. and Kansas City, Missouri, and handled a variety of regulatory, litigation and corporate matters. He received his law degree from Northwestern University School of Law in Chicago.

Ronald B. Stark, Vice President and Chief Accounting Officer

              Mr. Stark has served as our Vice President and Chief Accounting Officer since our formation in December 2012. Mr. Stark also serves as Vice President and Chief Accounting Officer of NRG since March 2012. Mr. Stark served as the Vice President, Internal Audit of NRG from August 2011 to February 2012. He previously served as Director, Financial Reporting of NRG from October 2007 through July 2011. Mr. Stark joined NRG in January 2007. Prior to joining NRG, Mr. Stark held various executive and managerial accounting positions at Pegasus Communications and Berlitz International and began his career with Deloitte and Touche.

John F. Chlebowski, Director

              We intend to appoint Mr. Chlebowski to our board of directors immediately prior to the effective date of this offering. Mr. Chlebowski has been a director of NRG since December 2003 and will resign from the NRG board of directors contemporarily with the closing of this offering. Mr. Chlebowski served as the President and Chief Executive Officer of Lakeshore Operating Partners, LLC, a bulk liquid distribution firm, from March 2000 until his retirement in December 2004. From July 1999 until March 2000, Mr. Chlebowski was a senior executive and cofounder of Lakeshore Liquids Operating Partners, LLC, a private venture firm in the bulk liquid distribution and logistics business, and from January 1998 until July 1999, he was a private investor and consultant in bulk liquid distribution. From 1994 until 1997, he was the President and Chief Executive Officer of GATX Terminals Corporation, a subsidiary of GATX Corporation. Prior to that, he served as Vice President of Finance and Chief Financial Officer of GATX Corporation from 1986 to 1994. Mr. Chlebowski is a director of First Midwest Bancorp Inc. and the Non-Executive Chairman of SemGroup Corporation. Mr. Chlebowski also served as a director of Laidlaw International, Inc. from June 2003 until October 2007, SpectraSite, Inc. from June 2004 until August 2005, and Phosphate Resource Partners Limited Partnership from June 2004 until August 2005. Mr. Chlebowski's extensive leadership and financial expertise enable him to contribute significant managerial, strategic and financial oversight skills to our board of directors.

Ferrell P. McClean, Director

              We intend to appoint Ms. McClean to our board of directors immediately prior to the effective date of this offering. Ms. McClean was a Managing Director and the Senior Advisor to the head of the Global Oil & Gas Group in Investment Banking at J.P. Morgan Chase & Co. from 2000 through the end of 2001. She joined J.P. Morgan & Co. Incorporated in 1969 and founded the Leveraged Buyout and Restructuring Group within the Mergers & Acquisitions Group in 1986. From 1991 until 2000, Ms. McClean was a Managing Director and co-headed the Global Energy Group within the Investment Banking Group at J.P. Morgan & Co. She is currently a director of GrafTech International. She retired as a director of Unocal Corporation in 2005 and as a director of El Paso Corporation in 2012. Ms. McClean's experience in investment banking for industrial companies as well as her experience and understanding of financial accounting, finance and disclosure matters will enable her to provide essential guidance to our board of directors and our management team.

Brian R. Ford, Director

              We intend to appoint Mr. Ford to our board of directors immediately prior to the effective date of this offering. Mr. Ford was the Chief Executive Officer of Washington Philadelphia Partners, LP from 2008 through 2010. He retired as a partner from Ernst & Young LLP in June 2008 where he had been employed since 1971. Mr. Ford serves on the board of trustees of Drexel University, Drexel University College of Medicine School and GulfMark Offshore Inc. Mr. Ford provides strong financial, audit and accounting skills to our board of directors.

Christopher S. Sotos, Director

              Mr. Sotos has served as a Director since May 2013. Mr. Sotos also serves as Senior Vice President—Strategy and Mergers and Acquisitions of NRG since November 2012. Previously, he served as NRG's Senior Vice President and Treasurer from March 2008 to September 2012. In this role, he was responsible for all treasury functions, including raising capital, valuation, debt administration and cash management. Mr. Sotos joined NRG in 2004 as a Senior Finance Analyst, following more than nine years in key financial roles within the energy sector and other industries for Houston-based companies such as Koch Capital Markets, Entergy Wholesale Operations and Service Corporation International. Mr. Sotos brings strong financial and accounting skills to our board of directors.

Controlled Company

              For purposes of the NYSE rules, we expect to be a "controlled company." Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that NRG will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we may, take advantage of certain exemptions from corporate governance requirements provided in the NYSE rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a Nominating/Corporate Governance Committee composed entirely of independent directors, (iii) a Compensation Committee composed entirely of independent directors or (iv) an annual performance evaluation of the Nominating/Corporate Governance and Compensation Committees. Therefore, following this offering if we are able to rely on the "controlled company" exemption, we will not be required to have a majority of independent directors, our Nominating and Corporate Governance and Compensation Committees will not need to consist entirely of independent directors and such committees will not be required to be subject to annual performance evaluations; accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the applicable NYSE rules. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our Class A common stock on the NYSE, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board Composition

              Upon completion of this offering our board of directors will consist of seven members.

              Our board of directors will be responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors' compliance with corporate governance principles. In fulfilling the board of directors' responsibilities, directors have full access to our management and independent advisors.

              Our board of directors, as a whole and through its committees, will have responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Our Audit Committee will oversee and review with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures, and our Compensation Committee oversees risk related to compensation policies. Both our Audit and Compensation Committees will report to the full board of directors with respect to these matters, among others.

Lead Independent Director

              Our corporate governance guidelines will provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the chairman of the board of directors. Immediately prior to the consummation of this offering, our board of directors will appoint Mr. Chlebowski to serve as our lead independent director. As lead independent director, Mr. Chlebowski will preside over periodic meetings of our independent directors, coordinate activities of the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

              We expect that, immediately following this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Corporate Governance, Conflicts and Nominating Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

              The Audit Committee will be responsible for, among other matters: (1) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered public accounting firm's qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving related person transactions.

              Immediately following this offering, our Audit Committee will consist of Mr. Chlebowski, Ms. McClean and Mr. Ford. We believe that Mr. Chlebowski, Ms. McClean and Mr. Ford qualify as independent directors according to the rules and regulations of the SEC with respect to audit committee membership. We expect to add additional independent directors to our Audit Committee within one year of the effective date of the registration statement in order to comply with applicable rules and regulations of our stock exchange. We also believe that Mr. Chlebowski qualifies as our "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt an amended written charter for the Audit Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

              The Compensation Committee will be responsible for, among other matters: (1) reviewing and make recommendations to our board of directors with respect to compensation, incentive-compensation and equity-based plans that are subject to board approval; (2) reviewing and approving the compensation of our non-employee directors; (3) monitoring compliance by officers and directors with our stock ownership guidelines; and (4) administering of stock plans and other incentive compensation plans (including the 2013 Equity Incentive Plan).

              Upon completion of this offering, our Compensation Committee will consist of Mr. Chlebowski, Ms. McClean and Mr. Ford. Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Corporate Governance, Conflicts and Nominating Committee

              Our Corporate Governance, Conflicts and Nominating Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; and (5) reviewing and approving proposed conflicted transactions between us and an affiliated party (including with respect to any proposed purchase and sale of the NRG ROFO Assets).

              Immediately following this offering, our Corporate Governance, Conflicts and Nominating Committee will consist of Mr. Chlebowski, Ms. McClean and Mr. Ford. Our board of directors will adopt a written charter for the Corporate Governance, Conflicts and Nominating Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Other Committees

              Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Family Relationships

              There are no family relationships among any of our executive officers.

Code of Ethics

              Prior to completion of this offering, our board of directors will adopt a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Item 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website. Our website is not part of this prospectus.

EXECUTIVE OFFICER COMPENSATION

Compensation of Our Executive Officers

              We are a newly formed subsidiary of NRG consisting of portions of various parts of NRG's business that are being contributed to us in connection with this offering. We have not incurred any cost or liability with respect to compensation of our executive officers prior to our formation. We do not and will not directly employ any of the persons responsible for managing our business.

              Our officers will manage the day-to-day affairs of our business and will be employed and compensated by NRG or a subsidiary of NRG. Each person serving as one of our executive officers is also an executive officer of NRG, who will allocate their time between managing our business and managing the business of NRG. The responsibility and authority for compensation-related decisions for our executive officers will reside with the NRG compensation committee. NRG has the ultimate decision-making authority with respect to the total compensation of the executive officers that are employed by NRG. Any such compensation decisions will not be subject to any approvals by our board of directors or any committees thereof. Additionally, while we plan to adopt the NRG Yield, Inc. 2013 Equity Incentive Plan (the "Plan") we do not at this time intend to allow our named executive officers to participate in the Plan. We expect that future compensation for our executive officers will be determined and structured in a manner similar to that then currently used by NRG to compensate its executive officers. We will not reimburse NRG for compensation related expenses attributable to the executive's time dedicated to providing services to us. See "Certain Relationships and Related Party Transactions—Management Services Agreement—Reimbursement of Expenses and Certain Taxes." Our officers, as well as the employees of NRG who provide services to us, may participate in employee benefit plans and arrangements sponsored by NRG, including plans that may be established in the future. Certain of our officers and certain employees of NRG who provide services to us currently hold grants under NRG's equity incentive plans and will retain these grants after the completion of this offering.

Compensation of Our Directors

              The officers of NRG who also serve as our directors will not receive additional compensation for their service as one of our directors. Our directors who are not officers or employees of NRG will receive compensation as "non-employee directors" as set by our board of directors.

              Effective as of the closing of this offering, each non-employee director who is not also an officer of NRG will receive total annual compensation of $125,000. As lead independent director and Chair of our Audit Committee, Mr. Chlebowski will receive an additional $15,000 per year. Our non-employee directors will receive 50 percent of their total annual compensation in the form of cash and the remaining 50 percent in the form of Deferred Stock Units, or DSUs, to be issued under the Plan, as discussed below. In addition, our directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees. Furthermore, Mr. Chlebowski, as one of our three independent directors, will resign from the NRG board of directors contemporaneously with the closing of this offering and will surrender his NRG stock in exchange for cash. As a general matter, we expect that in the future each non-employee director who is not also an officer of NRG will receive grants of equity-based awards upon appointment to our board of directors and from time to time thereafter for so long as he or she serves as a director.

              Each member of our board of directors will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

              In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law.

2013 Equity Incentive Plan

              We are a newly formed subsidiary of NRG and have not previously granted equity incentive awards in us to any person. In addition, following the consummation of this offering, we do not currently expect that equity awards in us will be used to compensate any of our named executive officers. However, we anticipate granting DSUs to our non-employee directors under the Plan and we may choose to grant equity incentive awards in us to our named executive officers at a future date.

              Therefore, in connection with this offering, we intend to adopt the NRG Yield, Inc. 2013 Equity Incentive Plan, the purpose of which will be to promote the long-term growth and profitability of Yield Inc. and its subsidiaries by providing certain directors, officers, employees and consultants of Yield Inc. incentives to maximize stockholder value and to enable Yield, Inc. to attract, retain, and reward the best available persons for positions of responsibility. We expect that the aggregate number of shares of Class A common stock of Yield Inc. which will be issued or used for reference purposes under the Plan, or with respect to which awards may be granted, will not exceed                    shares. Set forth below is a summary of what we expect will be the material terms of the Plan. Once we finalize and approve the Plan, it will be attached as an exhibit to a future amendment of the registration statement.

Administration

              The Plan will be administered by the Compensation Committee of the board of directors. Each member of the Compensation Committee is intended to qualify as a "non-employee director" under Rule 16b-3 of the Exchange Act, an "outside director" under Section 162(m) of the Code, and an "independent director" under the rules of the NYSE or any other national securities exchange or national securities association that may be applicable. Subject to the provisions of the Plan, the Compensation Committee will have the discretionary power and authority to select persons to participate in the Plan and to determine the type, amount, timing and terms and conditions of awards granted under the Plan. The Compensation Committee will also have the power and authority to interpret the terms of the Plan and awards issued thereunder.

              The Compensation Committee may establish such rules and regulations and take such actions as it deems necessary or advisable for the proper administration of the Plan. All decisions and interpretations by the Compensation Committee regarding the Plan are final and binding on all participants and beneficiaries, unless an arbitration or other dispute resolution procedure is expressly provided in the applicable award grant agreement. In addition, members of the Compensation Committee and Yield Inc.'s officers will not be liable for any acts or omissions in connection with the performance of their duties under the Plan, except in the case of the person's own willful misconduct or as expressly provided by statute.

Eligibility

              All non-employee directors, officers, employees and consultants of Yield Inc. and its subsidiaries will be eligible to be selected by the Compensation Committee for participation in the Plan.

Types of Awards

              The Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, deferred stock units, and other stock- and cash-based awards. The material features of these types of awards are described below. Subject to the terms of the

Plan, the specific terms and conditions of any award will be established in the discretion of the Compensation Committee at the time of grant and set forth in an award agreement issued to the participant.

              Options.    The Plan provides for the grant of incentive stock options qualified under Section 422 of the Code and nonqualified stock options as designated by the Compensation Committee in the award agreement for the option. Subject to the terms of the Plan, the option price, the number of shares subject to an option, and the conditions on exercisability will be determined by the Compensation Committee at the date of grant.

              Under the Plan, the exercise price per share of an option may not be less than the fair market value of a share of Class A common stock of Yield Inc. as of the date of grant, except for certain awards that are granted in assumption of or in substitution for awards of a company that Yield Inc. acquired. Under the Plan, the "fair market value" of a share is equal to the closing selling price (or bid price) of the Class A common stock on the NYSE (or other stock exchange on which the stock is listed) on the date the value is being determined, or if such market is not open on that day, the last preceding day on which the market was open. If an option granted to an employee that owns more than 10 percent of the total combined voting power of all classes of Yield Inc. stock on the date of grant (a "10 Percent Stockholder") is intended to qualify as an incentive stock option, the exercise price may not be less than 110 percent of the fair market value of the Class A common stock on the date of grant.

              Under the Plan, no option may be exercisable more than 10 years after the date the option is granted, provided that if an option expires on a day that the participant cannot exercise the option because such exercise would violate any applicable securities laws, the expiration may be tolled at the discretion of the Compensation Committee until a date not later than 30 days following the lapse of any such restriction, to the extent allowed pursuant to certain tax restrictions. However, an option granted to a 10 Percent Stockholder that is intended to qualify as an incentive stock option may not be exercisable more than five years from the grant date. Unless otherwise determined by the Compensation Committee, participants may exercise any vested options by paying the exercise price either in cash, unrestricted shares of Class A common stock owned for at least six months, any cashless exercise procedures approved by the Compensation Committee, by withholding shares of Class A common stock otherwise deliverable upon exercise of the option, or any combination of the foregoing. In general, prior to exercise, participants will not have any rights as stockholders with respect to any shares of Class A common stock covered by an option.

              Stock Appreciation Rights.    Under a stock appreciation right ("SAR"), a participant is awarded an interest in the appreciated value of the shares of Class A common stock underlying the award above a base amount for such shares established by the Compensation Committee at the time the right is granted. In no event may the base amount under a SAR be less than the fair market value of the shares underlying the SAR as of the date of grant, except for certain awards that are granted in assumption of or in substitution for awards of a company that Yield Inc. acquired. The appreciated value of the stock subject to a SAR will be payable to a participant at the time and under the terms and conditions of the SAR established by the Compensation Committee at the time of grant. SARs may be granted either alone or in tandem with options. The amount payable under a SAR will be paid in cash or shares of Class A common stock, or any combination of cash or Class A common stock as the Compensation Committee may decide. In general, prior to payment of a SAR in Class A common stock, a participant will not have any rights as a stockholder with respect to the shares of Class A common stock underlying a SAR.

              Restricted Stock.    Under a restricted stock award, a participant is issued shares of Class A common stock of Yield Inc. that are subject to certain forfeiture or vesting provisions and restrictions on transferability as determined by the Compensation Committee at the time of the award, including continued employment and achievement of certain performance goals. Unless the restricted shares issued are treasury shares, a participant is required to pay Yield Inc. the aggregate par value for the shares of restricted stock within 10 days of the date of grant. Unless otherwise provided under the terms of the award, during the period of restriction a participant has voting and dividend rights with respect to awards of restricted stock, except that any dividends on shares of restricted stock that vest based upon the satisfaction of any performance conditions will only be paid if the underlying performance conditions are satisfied. Any stock or other securities received as a distribution with respect to restricted stock are subject to the same restrictions that apply to the shares of restricted stock.

              Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

              If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Compensation Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formula or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures in order to qualify as "performance based compensation" for purposes of Section 162(m). The performance goals for restricted stock intended to qualify as "performance based compensation" will be based on one or more of the objective criteria set forth on Section 9 to the Plan and are further discussed in general below.

              Restricted Stock Units.    Each restricted stock unit represents the right of a participant to be paid one share of Class A common stock of Yield Inc. subject to the vesting provisions, restrictions and other terms and conditions of the award. Prior to the vesting of restricted stock units or the expiration of any applicable restriction period under the award, the participant does not have any rights as a Yield, Inc. stockholder. Pursuant to the tax rules applicable to nonqualified deferred compensation plans under Section 409A, an award of restricted stock units may permit the participant to elect to defer the receipt of shares of Class A common stock that would otherwise be payable when the units vest.

              Deferred Stock Units.    Each DSU represents the right of a participant to be paid one share of Class A common stock of Yield Inc. at the end of a deferral period established under the award by the Compensation Committee or elected by the participant under the terms of an award and the tax rules applicable to nonqualified deferred compensation plans under Section 409A of the Code. Unless otherwise provided under an award, during the applicable deferral period, a participant will not have any rights as a stockholder of Yield Inc. However, unless otherwise provided, once the deferral period ends, the participant will be entitled to receive accumulated dividends and distributions with respect to the corresponding number of shares of Class A common stock underlying each deferred stock unit. Except in the case of death, disability or retirement, a participant is required to remain employed or engaged by Yield Inc. as of the end of the deferral period in order to receive payment of a deferred stock unit.

              Dividends and Dividend Equivalents.    The Compensation Committee may grant awards that provide participants with the right to receive dividend payments or dividend equivalent payments on the Class A common stock of Yield Inc. subject to the award, whether or not the award has been exercised or is vested. However, any dividend payment rights granted on account of awards that vest based upon the satisfaction of performance conditions will only be paid if the underlying performance conditions are satisfied.

              Other Stock-Based Awards.    The Compensation Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the Plan that are payable in cash or denominated or payable in or valued by shares of Class A common stock or factors that influence the value of such shares. The Compensation Committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards intended to qualify as "performance based compensation" will be based on one or more of the objective criteria set forth in Section 9 of the Plan and discussed below.

              Other Cash-Based Awards.    The Compensation Committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Compensation Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Compensation Committee may accelerate the vesting of such award in its discretion.

              Performance Awards.    Performance awards issued under the Plan entitle a participant to receive an amount based on the satisfaction of certain performance criteria or goals established in the discretion of the Compensation Committee for a performance measurement period determined by the Compensation Committee in its discretion. Performance awards may include specific dollar-value target awards or the grant of performance units or shares, the value of which will be determined by the Compensation Committee at the time of grant and may be based on the fair market value of Class A common stock of Yield Inc. In general, a participant is required to remain employed or engaged by Yield Inc. at the end of the performance measurement period in order to receive payment of a performance award. Performance awards earned or vested may be paid in shares of Class A common stock of Yield Inc. or other property or securities of Yield Inc. as the Compensation Committee may determine. If Yield Inc. undergoes a Change of Control, the Committee shall determine the level at which performance awards shall become vested.

Stock Subject to the Plan

              The total shares of Class A common stock reserved for issuance under the Plan will be                  . This stock may be either authorized and unissued shares or treasury shares held by Yield Inc. The shares of Class A common stock subject to awards that expire, terminate, are forfeited or are withheld in payment of the exercise price of or the taxes related to an award, will be available for future grants under the Plan. With respect to a SAR, only the number of shares of Class A common stock actually delivered to the participant upon settlement will count against the share reserve. Generally, certain awards that are granted in assumption of or in substitution for awards of a company that Yield Inc. acquired will not count against this share reserve under the Plan and in some circumstances available shares of certain stockholder approved plans of a company that Yield Inc. acquires may be used for awards under the Plan.

              In the event that a change affecting the capital structure of Yield Inc. is implemented, such as a stock dividend, stock split or merger, the Compensation Committee will equitably adjust the number and kind of shares or other property available for issuance under the Plan, and the number, kind and exercise price of outstanding awards. In the event of a merger, consolidation, or other reorganization where Yield Inc. is not the surviving or continuing entity, all outstanding awards will be either assumed by the surviving or continuing entity or cancelled in exchange for cash or other property.

              The maximum number of shares of Class A common stock with respect to which any stock option, stock, SAR, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Code and may be granted under the Plan during any fiscal year to any eligible individual will be                   shares (per type of award). The total number of shares of Class A common stock with respect to all awards that may be granted under the Plan during any fiscal year to any participant will be                  shares. There are no annual limits on the number of shares of Class A common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to participants. The maximum number of shares of Class A common stock subject to any performance award which may be granted under the Plan during any fiscal year to any participant will be                  shares. The total number of shares of Class A common stock subject to any award which may be granted under the Plan during any fiscal year to any participant who is a non-employee director will be                  shares. The maximum value of a cash payment made under a performance award which may be granted under the Plan during any fiscal year to any participant will be $              . The maximum value of a cash payment made under a performance award which may be granted under the Plan during any fiscal year to any participant who is a non-employee director will be $              . In addition, the fair market value of stock options (determined at the date of grant) that will first become exercisable during any one calendar year that are intended to qualify as incentive stock options under Section 422 of the Code, may not exceed $100,000.

Termination of Employment

              Unless the Compensation Committee determines otherwise or as otherwise provided in a grant agreement, and except as provided above for deferred stock units, if a participant's employment or performance of service with Yield Inc. ceases, the following terms and conditions apply to the participant's outstanding awards:

              Death.    All outstanding awards will become fully vested, to the extent not already vested, and they will be exercisable, if applicable, for one year from the date of death, or until the award expires if earlier.

              Disability.    All of the participant's awards that are vested and exercisable on the date he or she becomes disabled will remain exercisable, if applicable, for one year from the date of disability, or until the award expires if earlier. All awards that are not fully vested or exercisable on the date of disability will be forfeited.

              Retirement.    All of the participant's awards that are vested and exercisable on his or her retirement date will remain exercisable, if applicable, for two years from the retirement date, or until the award expires if earlier. All awards that are not fully vested or exercisable on the date of retirement will be forfeited; provided that if a director retires, all of his or her unvested awards will immediately vest and be exercisable for two years after the retirement date, or until the awards expire if earlier. In general, a director qualifies for retirement under the Plan if his or her service on the board of directors terminates after five years of service. Other participants in the Plan qualify for retirement upon termination from employment or service after attaining age 55 with 10 or more years of service.

              Termination for Cause.    If a participant's employment or service with Yield Inc. is terminated for cause, all awards granted under the Plan will be immediately forfeited regardless of whether or not they are vested and/or exercisable. For purposes of the Plan, the term "cause" means any one or more of the following events unless determined otherwise by the Compensation Committee: conviction of, or agreement to a plea of nolo contendere to, a felony, or any crime or offense lesser than a felony involving the property of Yield Inc. or a subsidiary; conduct that has caused demonstrable and serious injury to Yield Inc. or a subsidiary, monetary or otherwise; willful refusal to perform or substantial disregard of duties properly assigned, as determined by Yield Inc.; breach of duty of loyalty to Yield Inc. or a subsidiary or other act of fraud or dishonesty with respect to Yield Inc. or a subsidiary; or violation of Yield Inc.'s code of conduct.

              All Other Terminations.    All of the participant's awards that are vested and exercisable will remain exercisable, if applicable, for 90 days from the date of termination, or until the award expires if earlier. All awards that are not fully vested or exercisable on the date of termination will be forfeited.

Change in Control

              Unless determined otherwise by the Compensation Committee, all outstanding awards will become fully vested and exercisable until the awards otherwise expire if Yield Inc. undergoes a change in control. For purposes of the Plan, a change in control is deemed to occur in any one of the following events: (1) any person or entity becoming the direct or indirect beneficial owner of 50% or more of Yield Inc.'s voting stock, (2) directors serving on the board of directors as of a specified date cease to constitute at least a majority of the board of directors unless such directors are approved by a vote of at least two-thirds (2/3) of the incumbent directors, provided that a person whose assumption of office is in connection with an actual or threatened election contest or actual or threatened solicitation of proxies including by reason of agreement intended to avoid or settle such contest shall not be considered to be an incumbent director, (3) any reorganization, merger, consolidation, sale of all or substantially all of the assets of Yield Inc. or other transaction is consummated and the previous stockholders of Yield Inc. fail to own at least 50% of the combined voting power of the resulting entity (a "Business Combination") or (4) the stockholders approve a plan or proposal to liquidate or dissolve Yield Inc.

              If a change in control occurs as a result of a Business Combination described above, then the Compensation Committee may cancel any or all outstanding options under the Plan by paying the option holders an amount equal to the portion of the consideration, if any, that would have been payable to them pursuant to the transaction if their options had been fully exercised immediately prior to the transaction, less the aggregate exercise price of their options; or, if the options are underwater, cancel the options for no consideration or payment of any kind. Payments in exchange for options may be made in cash, securities, or other Yield Inc. property as determined by the Compensation Committee in its sole discretion.

Transferability

              Unless determined otherwise by the Compensation Committee, no award granted under the Plan will be transferable by a participant, other than by will or the laws of descent and distribution, except to a participant's family member by gift or pursuant to a qualified domestic relations order as defined by the Code or to a charitable organization, in each case only with Compensation Committee approval or as may be provided in an award.

Clawback

              If Yield Inc. is required to prepare an accounting restatement due to the material noncompliance of Yield Inc. with any financial reporting requirements under the securities laws, then any participant who has been paid an award under the Plan based upon the affected report will be required to repay such award at the discretion of the board of directors.

Duration and Amendment of the Plan

              No awards will be granted pursuant to the Plan 10 years after the date the Plan was initially effective, which is intended to be                  . The board of directors or the Compensation Committee may amend or terminate the Plan at any time, except that no amendment shall become effective without prior approval of the stockholders of Yield Inc. if such approval is required by applicable law, regulations or the rules of any exchange or market on which the Class A common stock is traded or listed or the amendment would increase the number of shares reserved for issuance under the Plan.

              The Compensation Committee may amend the terms of any outstanding award under the Plan, except that no amendment may adversely affect any right of a participant under an award without his or her written consent. Furthermore, no amendment may reduce the exercise price of any options or SARs awarded under the Plan, exchange an option or a SAR which has an exercise price greater than the fair market value of a share of Class A common stock for cash or shares of Class A common stock, or cancel an option or SAR in exchange for a replacement option or another award with a lower exercise price, in each case without approval of the stockholders of Yield Inc.

Federal Income Tax Consequences of Awards

              The following discussion of the Plan's federal income tax consequences is a summary of applicable federal law as currently in effect. This discussion does not cover all federal provisions that may apply to a participant, including federal gift tax or estate tax issues, and is not intended to be relied on by any person as tax advice.

              Nonqualified Stock Options.    A participant generally will not have taxable income upon the grant of a nonqualified stock option. Upon the exercise of a nonqualified option, the participant generally will be subject to tax withholding and will recognize ordinary income equal to the difference between (a) the fair market value of one share of Class A common stock on the day the option is exercised and (b) the option price of one share, times the number of shares exercised. Yield Inc. will be entitled to a tax deduction at the same time and in the same amount.

              The subsequent sale of the shares by a participant generally will give rise to capital gain or loss equal to the difference between the sale price of one share of Class A common stock and the fair market value of one share of Class A common stock on the day the option is exercised, multiplied by the number of shares sold, and the capital gains will be taxable as long-term capital gains if the shares are held for more than one year.

              Incentive Stock Options.    Neither the grant nor exercise of an incentive stock option under the Plan is taxable to the participant receiving the option. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option price will be an "item of adjustment" for participants for purposes of the alternative minimum tax. If the participant holds the stock purchased upon exercise of an incentive stock option for at least one year after exercising the option and at least two years after the option was granted, his or her later sale of the stock will produce long-term capital gain or loss, and Yield Inc. will not be entitled to any tax deduction. However, if the employee disposes of the stock before these holding periods have elapsed (a "disqualifying disposition"), he or she will generally be taxed at ordinary income rates on the excess of the fair market value of the stock when the option was exercised over the option exercise price (or, if less, the amount realized in the case of an arm's length disqualifying disposition to an unrelated third party), and Yield Inc. will be entitled to a tax deduction in the same amount. Any remaining gain or loss will be short-term or long-term capital gain or loss depending on the holding period of the shares. If shares acquired pursuant to the exercise of an incentive option are surrendered to Yield Inc. upon exercise of an incentive option and if the shares have not been held for the requisite one and two-year periods, the surrender will be treated as a disqualifying disposition.

              Stock Appreciation Rights (SARs).    The grant of a SAR is generally not a taxable event for a participant. Upon exercise of the SAR, the participant will generally recognize ordinary income equal to the fair market value of any shares or property received. The participant will be subject to income tax withholding at the time when the ordinary income is recognized. Yield Inc. will be entitled to a tax deduction at the same time for the same amount. If the SAR is settled in shares, the participant's subsequent sale of the shares generally will give rise to capital gain or loss equal to the difference between the sale price and the ordinary income recognized when the participant received the shares, and these capital gains will be taxable as long-term capital gains if the participant held the shares for more than one year.

              Restricted Stock.    The grant of restricted stock generally is not a taxable event for a participant. When the restricted stock vests, the participant will recognize ordinary income in an amount equal to the fair market value of the restricted stock on the vesting date and will be subject to tax withholding. The participant may, however, elect within 30 days after the date of grant under Section 83(b) of the Code to recognize ordinary income on the date of grant in an amount equal to the fair market value of the restricted stock on the date of grant, determined without regard to the restrictions imposed on the shares. If and when the participant recognizes ordinary income attributable to the restricted stock, Yield Inc. will generally be entitled to a deduction equal to the amount of the ordinary income.

              Restricted Stock Units, Performance award and Deferred Stock Units. A participant generally will not have taxable income upon the grant of a restricted stock unit, performance award or deferred stock unit. Rather, taxation will be generally postponed until the award is paid and the participant would be subject to tax withholding at such time. At that time, the participant will recognize ordinary income generally equal to the value of the shares of Class A common stock or other property paid to the participant under the award, and Yield Inc. will generally be entitled to a deduction equal to the same amount.

              Excess Parachute Payment.    The Plan provides for accelerated vesting or payment of an award in connection with a change in control of Yield Inc. In that event and depending upon the individual circumstances of the participant, certain amounts with respect to the awards may constitute "excess parachute payments" under the golden parachute provisions of Sections 280G and 4999 of the Code. Pursuant to those provisions, an employee will be subject to a 20 percent excise tax on any "excess parachute payment," and Yield, Inc. will not be permitted to take a deduction for the excess parachute payment.

              Section 162(m).    In general, Section 162(m) of the Code limits the amount of compensation otherwise deductible by Yield Inc. and its subsidiaries for the year to $1,000,000 for each of the principal executive officer of Yield Inc. and the next three highly compensated officers of Yield Inc. other than the principal financial officer serving at the end of the taxable year, except to the extent that the compensation qualifies as "performance-based compensation."

              The performance criteria for any performance award that is intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Code will be any one or more of the following performance criteria applied to either Yield Inc. as a whole or to a business unit or subsidiary as determined by the Compensation Committee and as provided in the Plan: return on equity; earnings per share; return on gross or net assets; return on gross or net revenue; pre- or after-tax net income; earnings before interest, taxes, depreciation and amortization; operating income; revenue growth; consolidated pre-tax earnings; net or gross revenues; net earnings; earnings before interest and taxes; cash flow; earnings per share; fleet in-market availability; safety criteria; environmental criteria; revenue growth; cash flow from operations; diluted or basic; return on sales; earnings per share from continuing operations, diluted or basic; earnings from continuing operations; net asset turnover; capital expenditures; income before income taxes; gross or operating margin; return on total assets; return on invested capital; return on investment; return on revenue; market share; economic value added; cost of capital; expense reduction levels; stock price; productivity; customer satisfaction; employee satisfaction; and total shareholder return for the applicable performance cycle, all as computed in accordance with Generally Accepted Accounting Principles (if relevant) as in effect from time to time and as applied by Yield Inc. in the preparation of its financial statements and subject to such other special rules and conditions as the Compensation Committee may establish at any time ending on or before the 90th day of the applicable performance cycle. These performance factors may be absolute or relative (to prior performance of Yield Inc. or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range.

              Section 409A.    Section 409A of the Code imposes election, payment and funding requirements on "nonqualified deferred compensation plans." If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these requirements, then compensation deferred under the plan may become immediately taxable and subject to a 20 percent excise tax. Under regulations issued by the Internal Revenue Service, certain awards that may be issued under the Plan may constitute the "deferral of compensation" subject to the requirements of Section 409A.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              The following table sets forth the beneficial ownership of shares of our Class A common stock immediately prior to and following the consummation of the Asset Transfer and this offering, respectively, by:

    •
    each beneficial owner of 5% or more of our common stock;

    •
    each of our directors, director nominees and named executive officers; and

    •
    all of our directors and executive officers, as a group.

              The number of shares of our Class A common stock and percentage of beneficial ownership before consummation of this offering is presented after giving effect to the Asset Transfer but prior to giving effect to this offering and the application of proceeds thereform. The number of shares of our Class A common stock and percentage of beneficial ownership after this offering set forth below gives effect to the Asset Transfer, this offering and the application of proceeds therefrom. The number of shares of our Class A common stock and percentage of beneficial ownership before and after this offering are based on the aggregate amount of the shares of our Class A common stock and Class B common stock outstanding immediately after the Asset Transfer and this offering, respectively. The following table does reflect any shares of our Class A common stock that directors, officers, employees and certain other persons who are associated with us may purchase in this offering through the reserved share program described under "Underwriting—Reserved Share Program" elsewhere in this prospectus.

              Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus and restricted stock units that vest within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options and restricted stock units for the purposes of computing the percentage ownership of that person and any group of which that person is a member. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on                 shares of common stock outstanding for stockholders other than our executive officers and directors. Percentage of beneficial ownership of our executive officers and directors is based on                 shares of common stock outstanding plus options exercisable within 60 days and restricted stock units that vest within 60 days of the date of this prospectus by any executive officer or director included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o NRG Yield, Inc., 211 Carnegie Center,

Princeton, New Jersey 08540. For further information regarding material transactions between us and certain of our stockholders, see "Certain Relationships and Related Party Transactions."

	Class A Common Stock						Combined Voting Power(1)(2)
No. of Shares After Asset Transfer and Offering Assuming Exercise of Option to Purchase Additional Shares of Class A Common Stock
% of Combined Voting Power After Asset Transfer and Offering Assuming Exercise of Option to Purchase Additional Shares of Class A Common Stock
No. of Shares After Asset Transfer But Before Offering
No. of Shares After Asset Transfer and Offering
							% of Combined Voting Power After Asset Transfer But Before Offering	% of Combined Voting Power After Asset Transfer and Offering
	Number	%	Number	%	Number	%
5% Stockholders
NRG(3)	—		—		—		100%
Named Executive Officers and Directors
David W. Crane	—		—		—		—	—	—
Kirkland B. Andrews	—		—		—		—	—	—
Mauricio Gutierrez	—		—		—		—	—	—
John F. Chlebowski	—		—		—		—	—	—
Ferrell P. McClean	—		—		—		—	—	—
Brian R. Ford	—		—		—		—	—	—
Christopher S. Sotos	—		—		—		—	—	—
All Executive Officers and Directors as a Group (9 Persons)

(1)
Represents the voting power of the Class A common stock and Class B common stock voting together as a single class. See "Description of Capital Stock."

(2)
NRG will hold all of the shares of our Class B common stock. Each holder of Class B common stock shall be entitled to one vote per share of Class B common stock.

(3)
Consists entirely of Class B units of Yield LLC. Such units will be exchangeable for shares of our Class A common stock at any time following this offering, subject to provisions of the lock-up agreement (as described in "Shares Eligible for Future Sale—Sale of Restricted Shares—Lock-Up Agreements"). As a result, NRG may be deemed to beneficially own the shares of Class A common stock for which such Class B units of Yield LLC are exchangeable. NRG may exchange Class B units of Yield LLC for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the Exchange Agreement. See "Certain Relationships and Related Party Transactions—Second Amended and Restated Operating Agreement of Yield LLC—Exchange Agreement."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Project-Level Management and Administration Agreements

              While projects are under construction and after they reach COD, affiliates of NRG will provide management support to certain of our project-level entities in accordance with the terms of related O&M agreements, as described below.

Conventional

              GenConn    GenConn Devon and GenConn Middletown entered into Operation and Maintenance Agreements, dated as of April 24, 2009, with Devon Power LLC and Middletown Power LLC, respectively (the "GenConn O&M Agreements"). Devon Power LLC and Middletown Power LLC (each, a "GenConn Operator" and collectively, the "GenConn Operators") are wholly-owned subsidiaries of NRG.

  •
  Term.  The GenConn O&M Agreements commenced 12 months prior to the scheduled COD and will continue until terminated in accordance with the terms thereof.

  •
  Services.  The GenConn Operators provide day-to-day O&M services, including but not limited to: operating and maintaining the facilities in compliance with the CfDs and GenConn's interconnection agreements; procurement of equipment, scheduling and performing routine and non-routine maintenance; hiring, training and supervising plant personnel; monitoring and ensuring compliance with all applicable laws, producing unaudited plan accounting reports prepared in accordance with GAAP, cash management, including billing and collection of operating expenses; providing periodic technical and administrative reports; and performing all other services as may be reasonably considered or implied to ensure the safe and proper operation and maintenance of the facilities. The GenConn Operators must provide for review and approval a proposed annual budget not later than 120 days prior to the beginning of each operating year. In addition, the GenConn Operators must provide for review and approval a proposed annual operating plan not later than 130 days prior to the beginning of each operating year.

  •
  Compensation.  In consideration for their services, the GenConn Operators receive monthly payments equal to the sum of fixed labor expenses and allocated O&M costs. The allocated O&M costs are determined in accordance with the schedule of costs for the facilities accepted by the Connecticut Department of Public Utility Control, the predecessor in interest to the Connecticut Public Utilities Regulatory Authority, in its decision dated June 25, 2008 (Docket No. 07-08-01) and subject to annual escalation based on the CPI Index. For the year ended December 31, 2012, each of Devon Power LLC and Middletown Power LLC received a total of approximately $3 million and $2 million, respectively, in compensation under the related GenConn O&M Agreements.

  •
  Termination.  All parties may terminate the GenConn O&M Agreements if there is an event of default not cured during the applicable cure period. In addition, GenConn Devon and GenConn Middletown may terminate the GenConn O&M Agreements upon 60 days notice to the GenConn Operators if: (i) there is damage to, or destruction of a substantial portion of the facilities; (ii) the CfD expires; (iii) the CfD terminates; (iv) a change of control occurs; or (v) the lenders foreclose on any loan to GenConn Devon or GenConn Middletown. Consummation of the Organizational Structure does not constitute a change of control under the GenConn O&M Agreements.

              Marsh Landing    Marsh Landing entered into an Administrative Services Agreement, dated April 2, 2009 (the "Marsh Landing Administrative Services Agreement") with GenOn Energy Services, LLC (formerly Mirant Services, LLC) (the "Marsh Landing Administrator"). The Marsh Landing Administrator is an indirect wholly-owned subsidiary of NRG.

  •
  Term.  The Marsh Landing Administrative Services Agreement has a one year term and is renewed automatically on the same terms and conditions for an additional one year period each year unless either party delivers written notice of its intention not to renew the agreement at least 60 days prior to the scheduled expiration date.

  •
  Services.  The Marsh Landing Administrator provides day-to-day administrative services, including but not limited to: executive management services and advice; operations, maintenance, engineering and construction services to the facilities and transmission or distribution assets; procurement services and advice; employee services; and services and advice relating to government and regulatory affairs.

  •
  Compensation.  In consideration for its services, the Marsh Landing Administrator shall receive a fee equal to the Marsh Landing Administrator's cost to perform the services. We estimate that this fee will be approximately $6 million on an annual basis. In addition, the Marsh Landing Administrator shall be reimbursed for all incidental and third party expenses incurred by the Marsh Landing Administrator in connection with its provision of the services. For the year ended December 31, 2012, the Marsh Landing Administrator received a total of approximately $24 million in compensation under the Marsh Landing Administrative Services Agreement, which consisted primarily of engineering and construction services. Since construction was completed on Marsh Landing in May 2013, the annual costs to be incurred under the Marsh Landing Administrative Services Agreement are expected to be less than the annual costs incurred as of December 31, 2011 and 2012.

  •
  Termination.  Either party may terminate the Marsh Landing Administrative Services Agreement upon 30 days prior written notice thereof.

Utility Scale Solar

              Avenal.    Avenal entered into an Operation and Maintenance Agreement, dated as of January 31, 2011, with NRG Energy Services LLC (the "Avenal O&M Agreement"). NRG Energy Services LLC (the "Avenal Operator") is an indirect wholly-owned subsidiary of NRG.

  •
  Term.  The Avenal O&M Agreement will expire on the fifth anniversary of the commencement date, but will be automatically extended in one year increments unless either party delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

  •
  Services.  The Avenal Operator provides day-to-day O&M services, including but not limited to: the management, direction and control of plant personnel, the provision of site reporting and maintenance in connection with the SGIAs and PPA; operation and maintenance of the plan in a manner consistent with applicable laws taking into account personnel safety, environmental compliance and equipment protection; scheduled routine maintenance and unscheduled corrective maintenance; maintenance of the records of operation of the plant; and the use of commercially reasonable efforts to secure and enforce all warranties for the materials, equipment an components purchased for the plant.

  •
  Compensation.  In consideration for its services, the Avenal Operator shall receive an annual fee, paid in equal monthly installments, based on an initial annual fee. On January 1st of each year, beginning with January 1, 2012 (each, an "Avenal Adjustment Date"), the compensation shall be adjusted to equal the product of (x) the amount of the compensation prior to such Avenal Adjustment Date and (y) the greater of (i) 1.0 and (ii) the fraction formed by using the CPI of the last month in which the CPI was published as the numerator and the CPI for such month in the prior year as the denominator. For the year ended

    December 31, 2012, the Avenal Operator received a total of approximately $586,000 in compensation under the Avenal O&M Agreement.

  •
  Termination.  Either party may terminate the Avenal O&M Agreement upon 30 days prior written notice in the event of the destruction, condemnation or other loss of all or substantially all of the plant or upon the occurrence and continuation of an event of default by the other party. In addition, Avenal may terminate the Avenal O&M Agreement for its convenience with three months prior written notice and the Avenal Operator may terminate for its convenience with one year prior written notice.

              Avra Valley.    Avra Valley entered into an Asset Management Agreement, dated as of August 30, 2012, with NRG Solar Asset Management LLC (the "Avra Valley Asset Management Agreement"). NRG Solar Asset Management LLC (the "Avra Valley Operator") is an indirect wholly-owned subsidiary of NRG.

  •
  Term.  The Avra Valley Asset Management Agreement will remain in full force and effect following the commencement date until and including the earlier of (a) the sale to a third party of the facility or the sale of all of the membership interests in NRG Solar Avra Valley LLC and, in each case, the completion of all administrative duties necessary or desirable in connection with winding up affairs and (b) a date that is 10 years after the final commercial operation date. Upon the expiration of the initial term, the Avra Valley Asset Management Agreement will be automatically extended in one year increments unless the administrator delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

  •
  Services.  The Avra Valley Operator provides general administrative services, including but not limited to: maintaining bank accounts; maintaining complete and accurate financial books and records in accordance with GAAP; performing all reporting, notice and other administrative responsibilities; providing copies of monthly financial statements, unaudited quarterly financial statements and audited annual financial statements within 120 days after the end of each fiscal year; preparing and filing all federal, state and local tax returns; and procuring and maintaining all commercially available insurance required to be maintained in accordance with the financing documents.

  •
  Compensation.  In consideration for its services, the Avra Valley Operator shall be paid an annual management fee. On January 1st of each year beginning with January 1, 2013 (each, an "Avra Valley Adjustment Date"), the management fee shall be increased by an amount to equal the product of (x) the amount of the management fee prior to such Avra Valley Adjustment Date and (y) 2.5%. The Avra Valley Operator shall be reimbursed for all reasonably expenses incurred in connection with performance of its obligations (not including internal general and administrative overhead expenses, or the salaries of or benefits provided to any of the Avra Valley Operator's employees). During fiscal year 2012, the Avra Valley Operator did not receive compensation under the Avra Valley Asset Management Agreement as the plant had not yet achieved commercial operations.

  •
  Termination.  The Avra Valley Asset Management Agreement can be terminated by mutual agreement of the parties.

              Alpine.    NRG Solar Alpine LLC entered into an Asset Management Agreement, dated as of March 15, 2012, with NRG Solar Asset Management LLC (the "Alpine Asset Management Agreement"). NRG Solar Asset Management LLC (the "Alpine Operator") is an indirect wholly-owned subsidiary of NRG.

  •
  Term.  The Alpine Asset Management Agreement will remain in full force and effect following the commencement date until and including the earlier of (a) the sale to a third party of the facility or the sale of all of the membership interests in Alpine and, in each case, the completion of all administrative duties necessary or desirable in connection with winding up affairs and

    (b) the date falling 10 years after the final commercial operation date. Upon the expiration of the initial term, the Alpine Asset Management Agreement will be automatically extended in one year increments unless the administrator delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

  •
  Services.  The Alpine Operator provides general administrative services, including but not limited to: maintaining bank accounts; maintaining complete and accurate financial books and records in accordance with GAAP; performing all reporting, notice and other administrative responsibilities in connection with facility's documents; providing copies of monthly financial statements, unaudited quarterly financial statements and audited annual financial statements within 120 days after the end of each fiscal year; preparing and filing all federal, state and local tax returns; and procuring and maintaining all commercially available insurance required to be maintained in accordance with the financing documents.

  •
  Compensation.  In consideration for its services, the Alpine Operator shall be paid an annual management fee. On January 1st of each year beginning with January 1, 2013 (each, an "Alpine Adjustment Date"), the management fee shall be increased by an amount to equal the product of (x) the amount of the management fee prior to such Alpine Adjustment Date and (y) 2.5%. For the year ended December 31, 2012, the Alpine Operator did not receive compensation under the Alpine Asset Management Agreement as the plant had not yet achieved commercial operations.

  •
  Termination.  The Alpine Asset Management Agreement can be terminated by mutual agreement of the parties. In addition, Alpine may terminate the agreement with 60 days prior written notice if it is no longer an affiliate of the Alpine Operator; provided, that no such termination shall occur in connection with consummation of the Organizational Structure.

              Borrego.    Borrego entered into an Operation and Maintenance Agreement, dated as of August 1, 2012, with NRG Energy Services LLC (the "Borrego O&M Agreement"). NRG Energy Services LLC (the "Borrego Operator") is an indirect wholly-owned subsidiary of NRG.

  •
  Term.  The Borrego O&M Agreement will expire on the fifth anniversary of the commencement date, but will be automatically extended in one year increments unless either party delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

  •
  Services.  The Borrego Operator provides day-to-day O&M services, including but not limited to: the supervision and management of plan personnel; providing training to plant personnel so that they main obtain and develop necessary skills; the repair and maintenance of the plant, including all scheduled and unscheduled maintenance; providing all engineering and technical services; providing environmental services; operating and maintaining the plant in accordance with applicable laws; and using commercially reasonable efforts to secure and enforce all warranties (including any availability or other performance guarantees).

  •
  Compensation.  In consideration for its services, the Borrego Operator shall receive a monthly fee which is the sum of (a) the direct operating expenses for such month, (b) the capital improvement expenses incurred for such month and (c) the basic corporate overhead expense for such month, subject to limits in the applicable Annual Maintenance Plan (including the Annual O&M Budget). This annual profit fee shall be subject to (x) an annual increase for inflation (but not decreases for deflation) based on the change in the CPI from the prior year with the first such annual increase occurring at the end of the first operating year and (y) increase or decrease through an adjustment payment. For the year ended

    December 31, 2012, the Borrego Operator did not receive compensation under the Borrego O&M Agreement as the plant had not yet achieved commercial operations.

  •
  Termination.  Either party may terminate the Borrego O&M Agreement upon 30 days' prior written notice upon the occurrence and continuation of an event of default by the other party. In addition, NRG Solar Borrego I LLC may terminate the Borrego O&M Agreement for its convenience with 180 days prior written notice. The Borrego Operator may terminate the Borrego O&M Agreement if it ceases to be an affiliate of Borrego with 180 prior written notice; provided, that no such termination shall occur in connection with consummation of the Organizational Structure.

              CVSR.    CVSR entered into an Operation and Maintenance Agreement, dated as of September 30, 2011 with NRG Energy Services LLC (the "CVSR O&M Agreement"). NRG Energy Services LLC (the "CVSR Operator") is an indirect wholly-owned subsidiary of NRG.

  •
  Term.  The CVSR O&M Agreement will expire on the fifth anniversary of the commencement date, but will be automatically extended in five year increments unless either party delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

  •
  Services.  The CVSR Operator provides day-to-day O&M services, including but not limited to: the supervision and management of plant personnel; providing training to plant personnel so that they main obtain and develop necessary skills; the repair and maintenance of the plant, including all scheduled and unscheduled maintenance; providing all engineering and technical services; providing environmental services; operating and maintaining the plant in accordance with applicable laws; and using commercially reasonable efforts to secure and enforce all warranties (including any availability or other performance guarantees).

  •
  Compensation.  In consideration for its services, the CVSR Operator shall receive a monthly fee which is the sum of (a) the direct operating expenses for such month, (b) the capital improvement expenses incurred for such month and (c) the basic corporate overhead expense for such month, subject to limits in the applicable Annual Maintenance Plan (included in the annual O&M budget. In addition, the CVSR Operator will receive an annual profit fee in an amount that increases with time. This annual profit fee shall be subject to (x) an annual increase for inflation (but not decreases for deflation) based on the change in the CPI from the prior year with the first such annual increase occurring at the end of the first operating year and (y) increase or decrease through an adjustment payment. For the year ended December 31, 2012, the CVSR Operator received a total of approximately $153,000 in compensation under the CVSR O&M Agreement.

  •
  Termination.  Either party may terminate the CVSR O&M Agreement upon 30 days' prior written notice upon the occurrence and continuation of an event of default by the other party. In addition, CVSR may terminate the CVSR O&M Agreement for its convenience with one year's prior written notice. The CVSR Operator may terminate the CVSR O&M Agreement if it ceases to be an affiliate of CVSR with one year's prior written notice and prior written consent from the DOE to such termination and a replacement operator; provided, that no such termination shall occur in connection with consummation of the Organizational Structure.]

Wind

              South Trent.    South Trent entered into a Project Administration Agreement, dated as of August 16, 2010, with NRG Texas Power LLC (the "South Trent Project Administration Agreement"). NRG Texas Power LLC (the "South Trent Administrator") is an indirect wholly-owned subsidiary of NRG.

  •
  Term.  The South Trent Project Administration Agreement will expire on the earlier of (i) the sale by South Trent of the wind farm and the completion of all administrative duties necessary or desirable in connection with the winding up of South Trent's affairs and (ii) the 25th anniversary of the effective date. The parties may agree to renew the agreement for additional terms that are to be agreed upon in a written agreement executed by all parties.

  •
  Services.  The South Trent Administrator provides day-to-day O&M services, including but not limited to: maintaining bank accounts consistent with the financing agreement; collecting all payments due to South Trent; purchasing or leasing any materials, supplies and equipment necessary for the performance of services; maintaining complete and accurate financial books and records in accordance with prudent business practices and GAAP; preparing and filing all federal, state and local tax returns; preparing a proposed budget and operating plan; and perform such other administrative tasks as South Trent may reasonably request.

  •
  Compensation.  In consideration for its services, the South Trent Administrator shall receive an annual fee payable in monthly increments and adjusted annually to reflect changes in the GDP Implicit Price Deflator plus all reimbursable expenses. For the year ended December 31, 2012, the South Trent Administrator received a total of approximately $415,000 in compensation under the South Trent Management Agreement.

  •
  Termination.  Either party may terminate the South Trent Project Administration Agreement upon the occurrence and continuation of an event of default. In addition, South Trent may terminate the agreement for convenience at any time upon 60 days' written notice to the South Trent Administrator.

Notes payable to NRG Energy, Inc.—South Trent

              On June 14, 2010, NRG South Trent Holding LLC issued a $34 million promissory note, or the South Trent Note, to a wholly-owned subsidiary of NRG. The South Trent Note matures on June 13, 2020. Borrowings under the South Trent Note accrue interest at LIBOR plus 2%. The South Trent Note provides customary events of default, which include, among others, nonpayment of principal or interest, breach of other obligations and certain events of bankruptcy or insolvency. As of December 31, 2012 and 2011, $26 million and $32 million, respectively, was outstanding under the South Trent Note. For the years ended December 31, 2012, 2011 and 2010, $1 million of interest expense was incurred related to the South Trent Note.

Management Services Agreement

              In connection with the consummation of this offering, we will enter into the Management Services Agreement pursuant to which NRG will agree to provide or arrange for other service providers to provide management and administration services to us. The operating entities are not a party to the Management Services Agreement.

              The following is a summary of certain provisions of our Management Services Agreement and is qualified in its entirety by reference to all of the provisions of such agreement. Because this description is only a summary of the Management Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Management Services Agreement in its entirety. Copies of the form of Management Services Agreement will be filed as an exhibit to the registration statement of which this prospectus is a part, and will be available electronically on the website of the Securities and Exchange Commission at www.sec.gov.

Services Rendered

              Under the Management Services Agreement, NRG or certain of its affiliates will provide or arrange for the provision by an appropriate service provider of the following services:

  •
  causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

  •
  establishing and maintaining or supervising the establishment and maintenance of books and records;

  •
  identifying, evaluating and recommending to us acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

  •
  recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

  •
  recommending to us suitable candidates to serve on the boards of directors or their equivalents of our subsidiaries;

  •
  making recommendations with respect to the exercise of any voting rights to which we are entitled in respect of our subsidiaries;

  •
  making recommendations with respect to the payment of dividends by us or any other distributions by us, including distributions to holders of our Class A common stock;

  •
  monitoring and/or oversight of the applicable accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which we are sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

  •
  attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of us, subject to approval by the relevant board of directors or its equivalent;

  •
  supervising the timely calculation and payment of taxes payable, and the filing of all tax returns;

  •
  causing our annual combined financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

  •
  making recommendations in relation to and effecting the entry into insurance policies covering our assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

  •
  arranging for individuals to carry out the functions of principal executive, accounting and financial officers for purposes of applicable securities laws;

  •
  providing individuals to act as senior officers as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;

  •
  advising us regarding the maintenance of compliance with applicable laws and other obligations; and

  •
  providing all such other services as may from time-to-time be agreed with us that are reasonably related to our day-to-day operations.

              These activities will be subject to the supervision of our board of directors and the board of directors of each of our subsidiaries or their equivalent, as applicable.

Management Fee

              Pursuant to the Management Services Agreement, we will pay a base management fee of approximately $1 million per quarter. The base management fee shall be adjusted for inflation annually beginning on January 1, 2014 at an inflation factor based on year-over-year CPI. The base management fee shall also be increased in connection with our completion of future acquisitions (including any NRG ROFO Assets) by an amount equal to 0.05% of the enterprise value of the acquired assets as of the acquisition closing date. We may amend the scope of the services to be provided by NRG under the Management Services Agreement, including reducing the number of our subsidiaries that receive services or otherwise, by providing 180 days' prior written notice to NRG; provided that the services to be provided by NRG under the Management Services Agreement cannot be increased without NRG's prior written consent. Furthermore, we and NRG must consent to any related change in the base management fee resulting from a change in the scope of services. If the parties are unable to agree on a revised base management fee, we may terminate the agreement after the end of such 180-day period by providing 30 days prior written notice to NRG; provided, that any decision by us to terminate the Management Services Agreement in such an event must be approved by a majority of our independent directors.

Reimbursement of Expenses and Certain Taxes

              We will also reimburse NRG for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, we will not be required to reimburse NRG for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for us or overhead for such persons.

              We will be required to pay NRG all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse NRG for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses are expected to include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of us; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of us; and (vi) any other fees, costs and expenses incurred by NRG that are reasonably necessary for the performance by NRG of its duties and functions under the Management Services Agreement.

              In addition, we will be required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, NRG will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to the Management Services Agreement.

              We will also be required to pay or reimburse NRG for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Management Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital gains taxes or other similar taxes payable by NRG, which are personal to NRG.

Amendment

              Any amendment, supplement to or waiver of the Management Services Agreement (including any proposed change to the scope of services to be provided by NRG thereunder and any related change in NRG's management fee) must be approved by a majority of our independent directors.

Termination

              The Management Services Agreement will not have a fixed term. However, we will be able to terminate the Management Services Agreement upon 30 days' prior written notice of termination from us to NRG if any of the following occurs:

  •
  NRG defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to NRG;

  •
  NRG engages in any act of fraud, misappropriation of funds or embezzlement against us that results in material harm to us;

  •
  NRG is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; or

  •
  certain events relating to the bankruptcy or insolvency of NRG.

              Except as set forth above in "—Management Fee," we will not have a right to terminate for any other reason, including if NRG experiences a change of control. We will only be able to terminate the Management Services Agreement with the prior unanimous approval of our independent directors.

              Our Management Services Agreement will expressly provide that the agreement may not be terminated by us due solely to the poor performance or the underperformance of any of our operations.

              NRG will be able to terminate the Management Services Agreement upon 180 days' prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to us. NRG will also be able terminate the Management Services Agreement upon the occurrence of certain events relating to our bankruptcy or insolvency, and as set forth above in "—Management Fee."

Indemnification and Limitations on Liability

              Under the Management Services Agreement, NRG will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that we take in following or declining to follow the advice or recommendations of NRG. The maximum amount of the aggregate liability of NRG or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of NRG or any of its affiliates, will be equal to the base management fee previously paid by us in the two most recent calendar years pursuant to the Management Services Agreement. We have also agreed to indemnify each of NRG and its affiliates, directors, officers, agents, members, partners, stockholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by NRG, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Management Services Agreement, the indemnified persons will not be liable to us to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

              The Management Services Agreement will not prohibit NRG or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us.

Right of First Offer

              Pursuant to that right of first offer agreement among NRG, Yield Inc. and their affiliates, NRG will grant Yield Inc. and its affiliates a right of first offer on any proposed sale, transfer or other disposition of any of the NRG ROFO Assets for a period of five years from the completion of this offering. The NRG ROFO Assets consist of the following: (i) NRG's 51% interest in Agua Caliente, (ii) NRG's remaining 51.05% interest in CVSR, (iii) 99.61% of NRG's interest in Ivanpah, (iv) 100% of NRG's interest in El Segundo, (v) 100% of NRG's interest in TA High Desert and (vi) 100% of NRG's interest in RE Kansas South. This right of first offer will not apply to a merger with or into, or sale of substantially all of NRG's assets to, an unaffiliated third-party.

              Prior to engaging in any negotiation regarding any disposition, sale or other transfer of any NRG ROFO Asset, NRG will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and NRG will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, NRG will be able within the next 180 calendar days to sell, transfer, dispose or recontract such NRG ROFO Asset to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to NRG than those offered pursuant to the written notice.

              Under the ROFO Agreement, NRG will not be obligated to sell the NRG ROFO Assets and, therefore, we do not know when, if ever, these assets will be offered to us. In addition, any offer to sell under the ROFO Agreement will be subject to an inherent conflict of interest because the same professionals within NRG's organization that are involved in acquisitions that are suitable for us have responsibilities within NRG's broader asset management business. Notwithstanding the significance of the services to be rendered by NRG or its designated affiliates on our behalf or of the assets which we may elect to acquire from NRG in accordance with the terms of the ROFO Agreement or otherwise, NRG will not owe fiduciary duties to us or our stockholders. Any material transaction between us and NRG (including the proposed acquisition of any NRG ROFO Asset) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance, Conflicts and Nominating Committee. Those of our executive officers who will continue to have economic interests in NRG following the completion of this offering may be conflicted when advising our Corporate Governance, Conflicts and Nominating Committee or otherwise participating in the negotiation or approval of such transactions. See "Risk Factors—Risks Related to Our Relationship with NRG—We may not be able to consummate future acquisitions from NRG" and "—Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Yield or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows."

Second Amended and Restated Operating Agreement of Yield LLC

              In connection with the closing of this offering, the amended and restated operating agreement of Yield LLC will be further amended and restated to authorize two classes of units, the Class A units and the Class B units, and to appoint Yield Inc. as the sole managing member of Yield LLC. The following is a description of the material terms of Yield LLC's second amended and restated operating agreement.

Governance

              Yield Inc. will serve as the sole managing member of Yield LLC. As such, Yield Inc., and effectively our board of directors, will control the business and affairs of Yield LLC and be responsible for the management of its business. No other member of Yield LLC, in its capacity as such, will have any authority or right to control the management of Yield LLC or to bind it in connection with any matter. Any amendment, supplement or waiver of the Yield LLC operating agreement must be approved by a majority of our independent directors.

Voting and Economic Rights of Members

              Yield LLC will issue Class A units, which may only be issued to Yield Inc., as the sole managing member, and Class B units, which may only be issued to NRG and held by NRG or its permitted transferees. The Class A units and Class B units will have equivalent economic and other rights, except that upon issuance, each holder of a Class B unit will also be issued a share of our Class B common stock. Each Class B unit will be exchangeable for a share of our Class A common stock, subject to equitable adjustments for stock splits, dividends and reclassifications in accordance with the terms of the Exchange Agreement. When NRG or its permitted transferee exchanges a Class B unit of Yield LLC for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit of Yield LLC issued to us. The Class A units and Class B units will not have any voting rights.

              Net profits and net losses and distributions by Yield LLC will be allocated and made to holders of units in accordance with the respective number of membership units of Yield LLC held. Yield LLC will agree to make distributions to us and NRG for the purpose of funding tax obligations in respect of income of Yield LLC that is allocated to the members of Yield LLC. However, Yield LLC may not make any distributions to its members if doing so would violate any agreement to which it is then a party or any law then applicable to it, have the effect of rendering it insolvent or result in it having net capital lower than that required by applicable law. Additionally, because all of our operations are conducted through Yield Operating LLC and Yield Operating LLC's revolving bank credit facility may restrict the ability of Yield Operating LLC to make distributions to Yield LLC, Yield LLC may not have any funds available to make distributions to us and NRG (including with respect to tax obligations).

Coordination of Yield Inc. and Yield LLC

              At any time Yield Inc. issues a share of its Class A common stock for cash, the net proceeds therefrom will promptly be transferred to Yield LLC and Yield LLC will either:

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    transfer a newly issued Class A unit of Yield LLC to Yield Inc.; or

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    use such net proceeds to purchase a Class B unit of Yield LLC from NRG, which Class B unit will automatically convert into a Class A unit of Yield LLC when transferred to Yield Inc.

In the event Yield LLC purchases a Class B unit of Yield LLC from NRG, Yield Inc. will concurrently redeem and cancel the corresponding share of its Class B common stock.

              If Yield Inc. issues other classes or series of equity securities, Yield LLC will issue, and Yield Inc. will use the net proceeds therefrom to purchase, an equal amount of units with designations, preferences and other rights and terms that are substantially the same as Yield Inc.'s newly-issued equity securities. Conversely, if Yield Inc. elects to redeem any shares of its Class A common stock (or its equity securities of other classes or series) for cash, Yield LLC will, immediately prior to such redemption, redeem an equal number of Class A units (or its units of the corresponding classes or series) held by Yield Inc., upon the same terms and for the same price, as the shares of Class A common stock (or equity securities of such other classes or series) so redeemed.

Issuances and Transfer of Units

              Class A units may only be issued to Yield Inc., as the sole managing member of Yield LLC, and are non-transferable except upon redemption by Yield LLC. Class B units may only be issued to NRG. Class B units may not be transferred without our consent, subject to such conditions as we may specify, except NRG may transfer Class B units to a permitted transferee (including an affiliate) without our consent. NRG may not transfer any Class B units to any person unless NRG transfers an equal number of shares of our Class B common stock to the same transferee.

Exchange Agreement

              We will enter into an exchange agreement pursuant to which NRG (and certain permitted assignees and permitted transferees who acquire Class B units of Yield LLC) may from time to time cause Yield LLC to exchange its Class B units for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. The exchange agreement also provides that, subject to certain exceptions, holders will not have the right to cause Yield LLC to exchange Class B units if Yield LLC determines that such exchange would be prohibited by law or regulation or would violate other agreements to which Yield Inc. may be subject, and Yield Inc. may impose additional restrictions on exchange that it determines necessary or advisable so that Yield LLC is not treated as a "publicly traded partnership" for U.S. federal income tax purposes.

              When NRG or its permitted transferee exchanges a Class B unit of Yield LLC for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit when issued to Yield Inc. As result, when a holder exchanges its Class B units for shares of our Class A common stock, our interest in Yield LLC will be correspondingly increased. We have reserved for issuance                        shares of our Class A common stock, which is the aggregate number of shares of Class A common stock expected to be issued over time upon the exchange of all Class B units of Yield LLC outstanding immediately after this offering.

Indemnification and Exculpation

              To the extent permitted by applicable law, Yield LLC will indemnify its managing member, our authorized officers and our other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred in connection with serving in such capacities, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

              Such authorized officers and other employees and agents will not be liable to Yield LLC, its members or their affiliates for damages incurred as a result of any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

Registration Rights Agreement

              We plan to enter into a registration rights agreement with NRG pursuant to which NRG and its affiliates will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and "piggyback" registration rights, for shares of our Class A common stock that are issuable upon exchange of Class B units of Yield LLC that it owns. The right to sell shares of our Class A common stock pursuant to this registration rights agreement will be made subject to a lock-up agreement between NRG and the underwriters in this offering which, unless waived, will prevent NRG from exercising this right until 180 days after the date of this prospectus.

Licensing Agreement

              Yield Inc. and NRG will enter into a Licensing Agreement pursuant to which NRG will grant to Yield a non-exclusive, royalty-free license to use the name "NRG" and the NRG logo. Other than under this limited license, we will not have a legal right to the "NRG" name and the NRG logo in the United States and Canada.

              We will be permitted to terminate the Licensing Agreement upon 30 days' prior written notice if NRG defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to NRG. NRG will be entitled to terminate the Licensing Agreement effective immediately upon termination of the Management Services Agreement or with respect to any licensee upon 30 days' prior written notice of termination if any of the following occurs:

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  the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues uncured for a period of 30 days after written notice of termination of the breach is given to the licensee;

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  the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement without NRG's prior written consent;

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  certain events relating to a bankruptcy or insolvency of the licensee; or

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  the licensee ceases to be an affiliate of NRG.

Procedures for Review, Approval and Ratification of Related-Person Transactions; Conflicts of Interest

              Our board of directors will adopt a code of business conduct and ethics in connection with the closing of this offering that will provide that our board of directors or its authorized committee will periodically review all related-person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. See "Management—Committees of the Board of Directors—Corporate Governance, Conflicts and Nominating Committee." In the event that our board of directors or its authorized committee considers ratification of a related-person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

              The code of business conduct and ethics will provide that, in determining whether to recommend the initial approval or ratification of a related-person transaction, our board of directors or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on director independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, stockholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

              Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between us and our stockholders on the one hand, and NRG, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

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  in originating and recommending acquisition opportunities (except with respect to NRG ROFO Assets), NRG has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

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  there may be circumstances where NRG will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy or limits arising due to regulatory or tax considerations or limits on our financial capacity or because NRG is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

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  where NRG has made an acquisition, it may transfer the asset to us at a later date after such asset has been developed or we have obtained sufficient financing;

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  our relationship with NRG involves a number of arrangements pursuant to which NRG provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

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  subject to the right of first offer described in "—Right of First Offer," NRG is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of NRG's resources, personnel and acquisition opportunities to others who compete with us;

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  NRG does not owe Yield Inc. or our stockholders any fiduciary duties, which may limit our recourse against it;

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  the liability of NRG is limited under our arrangements with them, and we have agreed to indemnify NRG against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our stockholders;

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  NRG or a NRG sponsored consortium may want to acquire or dispose of the same asset as us;

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  we may be, directly or indirectly, purchasing an asset from, or selling an asset to, NRG;

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  there may be circumstances where we are acquiring different assets as part of the same transaction with NRG;

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  NRG will have the ability to designate a majority of the board of directors of Yield Inc. and, therefore, it will continue to control Yield Inc. and could cause Yield Inc. to cause Yield LLC to make distributions to its members, including NRG, based on NRG's interests; and

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  other conflicting transactions involving us and NRG.

              The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result the transactions described above (including the Organizational Structure) were not reviewed under such policy.

DESCRIPTION OF CAPITAL STOCK

              The following is a description of the material terms of our amended and restated certificate of incorporation and our second amended and restated bylaws, as each will be in effect upon completion of the offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and our second amended and restated bylaws, forms of which have been or will be filed with the SEC as exhibits to our registration statement of which this prospectus is a part.

Authorized Capitalization

              Upon completion of this offering, our authorized capital stock will consist of                shares of Class A common stock, par value $0.01 per share, of which                shares will be issued and outstanding,                 shares of Class B common stock, par value $0.01 per share, of which                 shares will be issued and outstanding, and                shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding. In addition, upon completion of this offering, (i) an aggregate of                shares of our Class A common stock will be reserved for issuance to our non-employee directors, as described in "Executive Officer Compensation—Compensation of Our Directors," and (ii) an aggregate of                shares of our Class A common stock will be reserved for issuance upon the exercise of Class B units. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights

              Each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class A common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock and Class B common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend Rights

              Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the Board of Directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the Board of Directors may modify or abolish any such reserve. Furthermore because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See "Description of Certain Indebtedness." See also "Cash Dividend Policy."

Liquidation Rights

              In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock, subject only to the right of the holders of shares of our Class B common stock to receive payment for the par value of their shares in connection with our liquidation.

Other Rights

              Holders of our Class A common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

              Our Class A common stock will be listed on the NYSE under the symbol "NYLD."

Transfer Agent and Registrar

              The transfer agent and registrar for our Class A common stock is Computershare Shareowner Services, LLC.

Class B Common Stock

Voting Rights

              Each share of Class B common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class B common stock are entitled to vote. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock and Class B common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and Liquidation Rights

              Holders of our Class B common stock do not have any right to receive dividends, other than dividends payable solely in shares of Class B common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B common stock in connection with our liquidation.

Mandatory Redemption

              Shares of Class B common stock are subject to redemption at a price per share equal to par value upon the conversion of Class B units of Yield LLC. Shares of Class B common stock so redeemed are automatically cancelled and are not available to be reissued.

Authorized but Unissued Capital Stock

              Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of Class A common stock remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

              One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Preferred Stock

              Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate Opportunity

              As permitted under the DGCL, in our amended and restated certificate of incorporation, we will renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that directors, officers and/or employees of NRG may serve as our directors and/or officers, and NRG and its affiliates, not including us (the "NRG Entities") may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the NRG Entities. Specifically, none of the NRG Entities will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a director or officer of any NRG Entity who also as one of our directors or officers acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the NRG Entities and us, we will not have any expectancy in such corporate opportunity, and the director or officer will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for himself/herself or direct such opportunity to another person. A corporate opportunity that an officer or director of ours who is also a director or officer of any of the NRG Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the NRG Entities, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to our directors and/or officers who are also directors and/or officers of any of the NRG Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

              In addition to the disproportionate voting rights that NRG will have following this offering as a result of its ownership of our Class B common stock, some provisions of Delaware law contain, and our amended and restated certificate of incorporation and our second amended and restated bylaws described below will contain, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

              The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with superior voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Meetings and Elections of Directors

              Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by our board of directors by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

              Elimination of Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and our second amended and restated bylaws will provide that holders of our common stock cannot act by written consent in lieu of a meeting.

              Vacancies.    Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock.

Amendments

              Amendments of Certificate of Incorporation.    The provisions described above under "—Special Meetings of Stockholders," and "—Elimination of Stockholder Action by Written Consent" may be amended only by the affirmative vote of holders of at least two-thirds (2/3) of the combined voting power of outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

              Amendment of Bylaws.    Our board of directors will have the power to make, alter, amend, change or repeal our bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office. This right is subject to repeal or change by the affirmative vote of a majority of the combined voting power of our then outstanding capital stock entitled to vote on any amendment or repeal of the bylaws.

Notice Provisions Relating to Stockholder Proposals and Nominees

              Our second amended and restated bylaws will also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

              Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to our board of directors at an annual meeting of stockholders, or (iii) nominate a candidate for election to our board of directors at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to our corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the bylaws.

              To be timely, a stockholder's notice must be received at our principal executive offices:

    •
    in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year's annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us;

    •
    in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

              With respect to special meetings of stockholders, our second amended and restated bylaws will provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

Delaware Antitakeover Law

              We are subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations: with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

    •
    prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    •
    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

    •
    at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

              Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

              Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Amendments

              Any amendments to our amended and restated certificate of incorporation, subject to the rights of holders of our preferred stock, or to our second amended and restated bylaws, in each case, regarding the provisions thereof summarized under "—Corporate Opportunity" or "—Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws" will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

              Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of our Class A common stock.

Sale of Restricted Shares

              Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares, other than shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

              Upon the closing of this offering, we will have issued and outstanding an aggregate of                shares of Class A common stock (or                shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of the shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares (i) purchased through the reserved share program by our officers and directors that will be subject to a 180-day restricted period described below under the heading "—Lock-Up Agreements" or (ii) held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act, which rules are summarized below. These remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in "Underwriting," taking into account the provisions of Rule 144 under the Securities Act.

              Following this offering, NRG may exchange Class B units of Yield LLC for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, NRG will hold                Class B units of Yield LLC (or                 Class B units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be exchangeable for shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—Second Amended and Restated Operating Agreement of Yield LLC—Exchange Rights." The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with NRG that will require us to register under the Securities Act shares of our Class A common stock issued in such an exchange. See "—Registration Rights."

Rule 144

              The shares of our Class A common stock being sold in this offering will generally be freely tradable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

    •
    1% of the total number of shares of our Class A common stock outstanding which will equal approximately                 shares after this offering; or

    •
    the average weekly reported trading volume of our Class A common stock on the NYSE for the four calendar weeks prior to the sale.

              Such sales are also subject to specific manner-of-sale provisions, a six-month holding period requirement for restricted securities, notice requirements and the availability of current public information about us.

              Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least one year beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of Class A common stock under Rule 144 without regard to the public information requirements of Rule 144.

Lock-Up Agreements

              We, our officers and directors and NRG have agreed with the underwriters, subject to certain exceptions, not to dispose of, offer to dispose of, contract to sell or hedge any of the shares of our Class A common stock or securities (including Yield LLC units) convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except in connection with this offering or with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters in this offering. Any reserved shares purchased by our officers and directors through the reserved share program will, by virtue of their lock-up agreements, be subject to a 180-day restricted provision. See "Underwriting."

Registration Rights

              Upon completion of this offering, NRG and certain of its affiliates will be entitled to various rights with respect to the registration of shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See "Certain Relationships and Related Party Transactions—Registration Rights." Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreement referred to above.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

              In connection with this offering, we anticipate that Yield Operating LLC will enter into a new senior secured revolving credit facility, which is expected to provide for a revolving line of credit of approximately $60 million. The new revolving credit facility will include borrowing capacity available for letters of credit and for incremental commitments of up to $40 million. We expect that Yield LLC will be a guarantor under the revolving credit facility. The revolving credit facility is expected to contain certain financial covenants, including maximum borrower leverage ratio and minimum borrower interest coverage ratio. In general, Yield Operating LLC expects that the revolving credit facility will contain representations and warranties that are customary for this type of financing, including limitations on investments and restricted payments; provided, however, that each of Yield Operating LLC and Yield LLC will be permitted to pay distributions to unitholders out of available cash so long as no default or event of default under the revolving credit facility shall have occurred and be continuing at the time of such distribution or would result therefrom and it is in compliance with its financial covenants. Yield Operating LLC expects that the revolving credit facility will contain events of default that are customary for this type of financing.

              Yield Operating LLC is still in preliminary discussions with potential arrangers and lenders with respect to the terms of the new revolving credit facility. The actual terms of the new facility will depend on the results of negotiations with lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under the revolving credit facility.

Project-Level Financing Arrangements

              See "Business—Our Operations" for a description of the project-level financing arrangements in place at certain of our project subsidiaries.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

              The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders, defined below, of the purchase, ownership and disposition of shares of our Class A common stock as of the date of this prospectus. Except where noted, this summary deals only with shares of our Class A common stock purchased in this offering that are held as capital assets by a non-U.S. holder.

              Except as modified for estate tax purposes, a "non-U.S. holder" means a beneficial owner of shares of our Class A common stock that is not for United States federal income tax purposes any of the following:

    •
    an individual who is a citizen or resident of the United States;

    •
    a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

    •
    any entity or arrangement treated as a partnership for United States federal income tax purposes;

    •
    an estate the income of which is subject to United States federal income taxation regardless of its source; or

    •
    a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

              This summary is based upon provisions of the Code, applicable United States Treasury regulations, rulings and judicial decisions, all as of the date of the prospectus. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, "controlled foreign corporation," "passive foreign investment company," a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

              We have not and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of shares of our Class A common stock that are different from those discussed below.

              If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

              If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income, estate and gift tax consequences to you of the ownership and disposition of the shares of our common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

              We intend to pay any cash distributions on shares of our Class A common stock for the foreseeable future. See "Cash Dividend Policy." Distributions on our Class A common stock will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

              The gross amount of dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States generally are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise). To obtain the exemption from withholding on effectively connected income, a non-U.S. holder must provide us, our paying agent or other applicable withholding agent with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. A corporate non-U.S. holder may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

              A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. A non-U.S. holder who provides us, our paying agent or other applicable withholding agent with an IRS Form W-8BEN, Form W-8ECI or other form must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

              It is possible that a distribution made to a non-U.S. holder may be subject to over-withholding because, for example, at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there is any over-withholding on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of the over-withheld amount by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any over-withheld amounts.

Gain on Disposition of Shares of Our Class A Common Stock

              Any gain realized by a non-U.S. holder on the disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

    •
    the gain is effectively connected with a trade or business of the non-U.S. holder in the United States;

    •
    the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

    •
    our Class A common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock.

              In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or at such lower rate as may be specified by an applicable income tax treaty). In the case of a non-U.S. holder described in the second bullet point above, except as otherwise provided by an applicable income tax treaty, any gain, which may be offset by certain United States source capital losses, will be subject to a 30% tax even though the individual is not considered a resident of the United States under the Code.

              We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets and because the definition of U.S. real property is not entirely clear, there can be no assurance that we are not a USRPHC now or will not become one in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, as to which there can be no assurance, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

Information Reporting and Backup Withholding

              We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

              In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

    •
    If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

    •
    If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a "U.S.-related person"), information reporting and backup withholding tax generally will not apply.

    •
    If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

              Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Class A Common Stock Held By or Through Foreign Entities

              Legislation enacted March 18, 2010 generally will impose a withholding tax of 30 percent on dividend income from our Class A common stock and the gross proceeds of a disposition of our Class A common stock paid to a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our Class A common stock and the gross proceeds of a disposition of our Class A common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10 percent of the entity. Under certain circumstances, a non-United States holder of our Class A common stock might be eligible for refunds or credits of such taxes, and a non-United States holder might be required to file a United States federal income tax return to claim such refunds or credits. This legislation generally is effective for dividend payments made after December 31, 2013, and for payments made in respect of gross proceeds from sales or other dispositions after December 31, 2016. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our Class A common stock.

Federal Estate Tax

              Shares of our Class A common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, each of the underwriters has agreed, severally and not jointly, to purchase the number of shares of our Class A common stock set forth opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Citigroup Global Markets Inc.

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our as adjusted historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by NRG.

Option to Purchase Additional Shares

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares of our Class A common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Share Program

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our Class A common stock offered by this prospectus for sale to our directors, officers and certain other persons who are associated with us. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Any reserved shares purchased through the reserved share program by our officers and directors will be subject to a 180-day restricted period by virtue of their lock-up agreements described below under the caption "—No Sales of Similar Securities."

No Sales of Similar Securities

              We, our officers and directors and NRG have agreed, subject to certain exceptions, not to sell or transfer any shares of our Class A common stock or securities (including Yield LLC units) convertible into, exchangeable for, exercisable for, or repayable with shares of our Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

    •
    offer, pledge, sell or contract to sell any shares of our Class A common stock,

    •
    sell any option or contract to purchase any shares of our Class A common stock,

    •
    purchase any option or contract to sell any shares of our Class A common stock,

    •
    grant any option, right or warrant for the sale of any shares of our Class A common stock,

    •
    make any short sale of any shares of our Class A common stock,

    •
    lend or otherwise dispose of or transfer any shares of our Class A common stock,

    •
    file, request or demand that we file a registration statement related to the shares of our Class A common stock, or

    •
    enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to shares of our Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock (including Yield LLC units). It also applies to shares of our Class A common stock owned now or acquired later by the person executing the lock-up agreement (including any reserved shares described above purchased by our officers and directors in this offering) or for which the person executing the agreement has or later acquires the power of disposition. In the event that either (1) during the last 17 days of the lock-up period referred to above, we issue an earnings release or announce material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that we will make a material news announcement or a material event relating to us will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news announcement or the material event, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated waives, in writing, such extension.

New York Stock Exchange

              We expect the shares of Class A common stock to be approved for listing on the NYSE under the symbol "NYLD". In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    •
    the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

    •
    our financial information,

    •
    the history of, and the prospects for, our company and the industry in which we compete,

    •
    an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

    •
    the present state of our development,

    •
    the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies, and

    •
    the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representative may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares granted to them. "Naked" short sales are sales in excess of such option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, will be an administrative agent and letter of credit issuer under our new revolving credit facility. Goldman Sachs Lending Partners LLC, an affiliate of Goldman, Sachs & Co., and Citibank, N.A., an affiliate of Citigroup Global Markets Inc., will be co-syndication agents under our new revolving credit facility. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Lending Partners LLC and Citigroup Global Markets Inc. will be joint lead arrangers and joint book runners under our new revolving credit facility. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Citigroup Global Markets Inc. will be lenders under our new revolving credit facility.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer of shares may be made to the public in that Relevant Member State other than:

    A.
    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

    B.
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

    C.
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    D.
    provided that no such offer of shares shall require Yield or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

              Yield, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

              This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for Yield or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Yield nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for Yield or the underwriters to publish a prospectus for such offer.

              For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, Yield, nor the shares offered hereby have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Japan

              The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Hong Kong

              The Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

              The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Latham & Watkins, LLP, New York, New York. Kirkland & Ellis LLP has from time to time represented and may continue to represent NRG and some of its affiliates in connection with various legal matters.

 EXPERTS

              The balance sheet of Yield Inc. as of December 31, 2012 and the combined financial statements of Yield LLC's predecessor at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, each appearing in this prospectus and registration statement have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

              The consolidated financial statements of GCE Holding LLC at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus and registration statement have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

              The financial statements of NRG Marsh Landing LLC, formerly GenOn Marsh Landing, LLC (a development stage company), which comprise the balance sheets as of December 31, 2012 (Successor) and 2011 (Predecessor), and the related statements of comprehensive income/(loss), member's equity (deficit), and cash flows for the period from December 15, 2012 to December 31, 2012 (Successor period), and for the period from January 1, 2012 to December 14, 2012 (Predecessor period), the year ended December 31, 2011 (Predecessor period) and the cumulative period from May 21, 2008 (inception) to December 14, 2012, appearing in this prospectus and registration statement have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our Class A common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

              You may read and copy the reports and other information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC's website is an inactive textual reference only and is not a hyperlink.

              Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above, as well as on our website, www.nrgyield.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock.

Index to Financial Statements

NRG Yield, Inc. Unaudited Balance Sheet
Balance Sheet as of March 31, 2013	F-3
Notes to Balance Sheet	F-4
NRG Yield, Inc. Audited Balance Sheet
Report of Independent Registered Public Accounting Firm	F-5
Balance Sheet as of December 31, 2012	F-6
Notes to Balance Sheet	F-7
NRG Yield (Predecessor)(a) Unaudited Combined Financial Statements
Combined Balance Sheets as of March 31, 2013 (unaudited) and December 31, 2012	F-8
Unaudited Combined Statements of Operations for the Three Months Ended March 31, 2013 and 2012	F-10
Unaudited Combined Statements of Comprehensive Income for the Three Months Ended March 31, 2013 and 2012	F-11
Unaudited Combined Statements of Cash Flows for the Three Months Ended March 31, 2013 and 2012	F-12
Notes to Unaudited Combined Financial Statements	F-13
NRG Yield (Predecessor)(a) Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-22
Combined Statements of Operations for the Years ended December 31, 2012, 2011 and 2010	F-23
Combined Statements of Comprehensive Income for the Years ended December 31, 2012, 2011 and 2010	F-24
Combined Balance Sheets as of December 31, 2012 and 2011	F-25
Combined Statements of Cash Flows for the Years ended December 31, 2012, 2011 and 2010	F-27
Combined Statement of Stockholders' Equity for the Years ended December 31, 2012, 2011 and 2010	F-28
Notes to Combined Financial Statements	F-29
GCE Holding LLC Audited Consolidated Financial Statements(b)
Report of Independent Auditors	F-63
Statements of Income for the years ended December 31, 2012, 2011, and 2010	F-64
Balance Sheets as of December 31, 2012 and December 31, 2011	F-65
Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010	F-66
Statements of Changes in Equity for the years ended December 31, 2012, 2011, and 2010	F-67
Notes to the Financial Statements	F-68
GenOn Marsh Landing LLC Audited Financial Statements(c)
Report of Independent Auditors	F-78

Statements of Comprehensive Income for the period from May 21, 2008 (inception) to December 14, 2012, the year ended December 31, 2011, the period from January 1, 2012 to December 14, 2012 and the period from December 15, 2012 to December 31, 2012

F-79
Balance Sheets as of December 31, 2012 and December 31, 2011	F-80

Statements of Members' Equity for the period from May 21, 2008 (inception) to December 14, 2012, the year ended December 31, 2011, the period from January 1, 2012 to December 14, 2012 and the period from December 15, 2012 to December 31, 2012

F-81

Statements of Cash Flows for the period from May 21, 2008 (inception) to December 14, 2012, the year ended December 31, 2011, the period from January 1, 2012 to December 14, 2012 and the period from December 15, 2012 to December 31, 2012

F-82
Notes to the Financial Statements	F-83

(a)
The combined financial statements are viewed as the Predecessor of NRG Yield LLC, as further described in Note 1, Nature of Business.

(b)
The consolidated financial statements of GCE Holding LLC are required to be filed under Rule 3-09(a) of Regulation S-X as GCE Holding LLC is a significant equity method investee of NRG Yield.

(c)
The financial statements of NRG Marsh Landing LLC, formerly GenOn Marsh Landing LLC, are required to be filed under Rule 3-05 of Regulation S-X as NRG Marsh Landing LLC is a material acquired entity.

NRG YIELD, INC.

BALANCE SHEET

As of March 31, 2013
Stockholder's equity
Common stock	$10
Receivable for issuance of common stock	(10)

Total stockholder's equity	$—

NRG YIELD, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1—Nature of Business

              NRG Yield, Inc., or the Corporation, was formed as a Delaware Corporation on December 20, 2012. The Corporation intends to become a holding company with its sole assets expected to be an equity interest in NRG Yield LLC. The Corporation intends to be the managing member of NRG Yield LLC and will operate and control the business affairs of NRG Yield LLC, and through NRG Yield LLC, continue to conduct the business now conducted by these subsidiaries. As of March 31, 2013, NRG Yield, Inc. was a wholly owned subsidiary of NRG Energy, Inc., or NRG.

Note 2—Summary of Significant Accounting Policies

    Basis of Presentation

              The NRG Yield, Inc. balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, changes in stockholders' equity and cash flows have not been presented in the financial statements because there have been no activities of this entity other than those related to its formation.

Note 3—Stockholders' Equity

              The Corporation is authorized to issue 1,000 shares of common stock, par value $0.01 per share. The Corporation has issued all 1,000 shares of common stock to NRG in exchange for the $10 par value.

Report of Independent Registered Public Accounting Firm

The Management and Board of Directors
NRG Energy, Inc.:

              We have audited the accompanying balance sheet of NRG Yield, Inc. as of December 31, 2012. The balance sheet is the responsibility of NRG Energy, Inc.'s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

              We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provide a reasonable basis for our opinion.

              In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of NRG Yield, Inc. as of December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

May 2, 2013

NRG YIELD, INC.

BALANCE SHEET

As of December 31, 2012
Stockholder's equity
Common stock	$10
Receivable for issuance of common stock	(10)

Total stockholder's equity	$—

NRG YIELD, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1—Nature of Business

              NRG Yield, Inc., or the Corporation, was formed as a Delaware Corporation on December 20, 2012. The Corporation intends to become a holding company with its sole assets expected to be an equity interest in NRG Yield LLC. The Corporation intends to be the managing member of NRG Yield LLC and will operate and control the business affairs of NRG Yield LLC, and through NRG Yield LLC, continue to conduct the business now conducted by these subsidiaries. As of December 31, 2012, NRG Yield, Inc. was a wholly owned subsidiary of NRG Energy, Inc., or NRG.

Note 2—Summary of Significant Accounting Policies

    Basis of Presentation

              The NRG Yield, Inc. balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, changes in stockholders' equity and cash flows have not been presented in the financial statements because there have been no activities of this entity other than those related to its formation.

Note 3—Stockholders' Equity

              The Corporation is authorized to issue 1,000 shares of common stock, par value $0.01 per share. The Corporation has issued all 1,000 shares of common stock to NRG in exchange for the $10 par value.

NRG YIELD

COMBINED BALANCE SHEETS

	March 31, 2013	December 31, 2012
	(Unaudited)
	(in millions)
ASSETS
Current Assets
Cash and cash equivalents	$23	$22
Restricted cash	19	20
Accounts receivable, net—trade	24	22
Due from NRG and subsidiaries	3	—
Inventory	5	5
Notes receivable—external	10	9
Renewable energy grant receivable	90	—
Deferred income taxes	1	1
Prepayments and other current assets	3	2

Total current assets	178	81

Property, Plant and Equipment
In service	984	710
Under construction	591	930

Total property, plant and equipment	1,575	1,640
Less accumulated depreciation	(124)	(115)

Net property, plant and equipment	1,451	1,525

Other Assets
Equity investments in affiliates	230	220
Notes receivable—affiliate	3	6
Notes receivable—external	7	8
Intangible assets, net of accumulated amortization of $4 and $3	35	30
Other non-current assets	25	21

Total other assets	300	285

Total Assets	$1,929	$1,891

See notes to unaudited combined financial statements.

NRG YIELD

COMBINED BALANCE SHEETS (Continued)

	March 31, 2013	December 31, 2012
	(Unaudited)
	(In millions)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt—external	$131	$58
Accounts payable	34	166
Due to NRG and subsidiaries	31	26
Derivative instruments	20	19
Accrued expenses and other current liabilities	10	16

Total current liabilities	226	285

Other Liabilities
Long-term debt—external	994	723
Long-term debt—affiliate	26	26
Deferred income taxes	11	4
Derivative instruments	52	61
Other non-current liabilities	30	25

Total non-current liabilities	1,113	839

Total Liabilities	1,339	1,124

Commitments and Contingencies
Stockholders' Equity
Additional paid-in capital	577	761
Retained earnings	36	30
Accumulated other comprehensive loss	(23)	(24)

Total Stockholders' Equity	590	767

Total Liabilities and Stockholders' Equity	$1,929	$1,891

See notes to unaudited combined financial statements.

NRG YIELD

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended March 31,
	2013	2012
	(In millions)
Operating Revenues
Total operating revenues	$53	$44

Operating Costs and Expenses
Cost of operations	29	27
Depreciation and amortization	10	6
General and administrative—affiliate	2	2

Total operating costs and expenses	41	35

Operating Income	12	9

Other Income/(Expense)
Equity in earnings of unconsolidated affiliates	4	3
Interest expense	(5)	(4)

Total other expense, net	(1)	(1)

Income Before Income Taxes	11	8
Income tax expense	4	3

Net Income	$7	$5

See notes to unaudited combined financial statements.

NRG YIELD

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	For the three months ended March 31,
	2013	2012
	(In millions)
Net Income	$7	$5
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on derivatives, net of income tax of $1 and $2	1	(2)

Other comprehensive income (loss)	1	(2)

Comprehensive income	$8	$3

See notes to unaudited combined financial statements.

NRG YIELD

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31
	2013	2012
	(In millions)
Cash Flows from Operating Activities
Net income	$7	$5
Adjustments to reconcile net income to net cash provided by operating activities:
Distributions and equity in earnings of unconsolidated affiliates	(3)	2
Depreciation and amortization	10	6
Amortization of financing costs and debt discount/premiums	1	(1)
Changes in derivative instruments	(2)	(4)
Changes in deferred income taxes	4	3
Changes in other working capital	(7)	(17)

Net Cash Provided by (Used in) Operating Activities	10	(6)

Cash Flows from Investing Activities
Capital expenditures	(179)	(32)
Decrease (increase) in restricted cash, net	1	(4)
Increase in notes receivable, net	2	(4)
Proceeds from renewable energy grants	—	25
Investment in unconsolidated affiliates	(6)	(1)

Net Cash Used by Investing Activities	(182)	(16)

Cash Flows from Financing Activities
Capital contributions from NRG	133	55
Dividends and returns of capital to NRG	(299)	(6)
Proceeds from issuance of long-term debt—external	356	6
Payment of debt issuance costs	(4)	(8)
Payments of long-term debt—external	(13)	(21)
Payments of long-term debt—affiliate	—	(3)

Net Cash Provided by Financing Activities	173	23

Net Increase in Cash and Cash Equivalents	1	1
Cash and Cash Equivalents at Beginning of Period	22	24

Cash and Cash Equivalents at End of Period	$23	$25

	Three Months Ended March 31,
	2013	2012
	(In millions)
Interest paid, net of amount capitalized	$12	$9
Non-cash investing and financing activities:
Additions to fixed assets for accrued capital expenditures	124	57
Decrease to fixed assets for accrued grants and related tax impact	(116)	—

See notes to unaudited combined financial statements.

NRG Yield

Notes to Unaudited Combined Financial Statements

Note 1—Nature of Business

              The accompanying unaudited combined financial statements of NRG Yield have been prepared in connection with the proposed initial public offering of common shares of NRG Yield, Inc., or the Offering. NRG Yield, Inc. was formed on December 20, 2012 and is a subsidiary of NRG Energy, Inc., or NRG or the Parent. Prior to the Offering, NRG Yield LLC intends to acquire a portfolio of solar, wind, and natural gas generation and thermal infrastructure assets, primarily located in the Northeast, Southwest and California regions of the United States from the Parent. NRG Yield, Inc. intends to acquire a managing interest in NRG Yield LLC. NRG Yield represents the combination of the assets that NRG Yield LLC intends to acquire. The combined financial statements are viewed as the Predecessor of NRG Yield LLC. The majority of the generation assets are under long-term contractual arrangements for the output from these assets. The thermal assets are comprised of district energy systems and combined heat and power plants that produce steam, hot water and/or chilled water and in some instances, electricity at a central plant. Three of the district energy systems are subject to rate regulation by state public utility commissions while the other district energy systems have rates determined by negotiated bilateral contracts. Subsequent to the Offering, NRG Yield LLC expects to remain a majority-owned subsidiary of NRG and is expected to be comprised of the following projects:

Projects	Percentage Ownership	Capacity (MW)	Offtake Counterparty	Expiration
Conventional
GenConn Middletown	49.95	190	Connecticut Light & Power	2041
GenConn Devon	49.95	190	Connecticut Light & Power	2040
Marsh Landing	100	720	Pacific Gas and Electric	2023
Utility Scale Solar
Alpine	100	66	Pacific Gas and Electric	2033
Avenal	49.95	23	Pacific Gas and Electric	2031
Avra Valley	100	25	Tucson Electric Power	2032
Blythe	100	21	Southern California Edison	2029
Borrego	100	26	San Diego Gas and Electric	2038
Roadrunner	100	20	El Paso Electric	2031
CVSR	48.95	122	Pacific Gas and Electric	2038
Distributed Solar
Kennedy Partners	100	5	Various	2025–2033
Psomas	51	5	Various	2032
Wind
South Trent	100	101	AEP Energy Partners	2029
Thermal(a)	100	1,098	Various	Various

(a)
For thermal energy, net capacity represents MWt for steam or chilled water.

              The combined financial statements were prepared using NRG's historical basis in the assets and liabilities of the Predecessor, and include all revenues, expenses, assets, and liabilities attributed to the Predecessor. The historical combined financial statements also include allocations of certain NRG corporate expenses and income tax expense. Management believes the assumptions and methodology underlying the allocation of general corporate overhead expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded company during the periods prior to

NRG Yield

Notes to Unaudited Combined Financial Statements (Continued)

Note 1—Nature of Business (Continued)

the Offering or of the costs expected to be incurred in the future. In the opinion of management, the adjustments necessary for a fair presentation of the combined financial statements, in accordance with accounting principles generally accepted in the United States, or US GAAP, have been made.

              The accompanying unaudited interim combined financial statements have been prepared in accordance with the Securities and Exchange Commission's, or SEC's, regulations for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. The following notes should be read in conjunction with the accounting policies and other disclosures as set forth in the notes to NRG Yield's annual financial statements for the years ended December 31, 2012 and 2011 contained elsewhere in this prospectus. Interim results are not necessarily indicative of results for a full year.

              In the opinion of management, the accompanying unaudited interim combined financial statements contain all material adjustments consisting of normal and recurring accruals necessary to present fairly NRG Yield's combined financial position as of March 31, 2013, and the results of operations, comprehensive loss and cash flows for the three months ended March 31, 2013, and 2012.

    Use of Estimates

              The preparation of combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net earnings during the reporting period. Actual results could be different from these estimates.

Note 2—Property, Plant, and Equipment

              NRG Yield's major classes of property, plant, and equipment were as follows:

	March 31, 2013	December 31, 2012	Depreciable Lives
	(in millions)
Facilities and equipment	$951	$680	5-40 Years
Land and improvements	33	30
Construction in progress	591	930

Total property, plant, and equipment	1,575	1,640
Accumulated depreciation	(124)	(115)

Net property, plant, and equipment	$1,451	$1,525

              On February 13, 2013, the Avra Valley solar project, as a qualified renewable energy project, applied for a cash grant in lieu of investment tax credit from the U.S. Treasury Department in the amount of $27 million. A receivable for the cash grant application was recorded when the cash grant application was filed, which resulted in a reduction to the book basis of the property, plant, and equipment. In addition, the receivable was subsequently reduced to $24 million as a result of the federal government's sequestration, which went into effect on March 31, 2013. The related deferred tax asset of $7 million recognizable was recorded as a distribution to NRG, with a corresponding reduction of the book value of Avra Valley's property, plant and equipment.

NRG Yield

Notes to Unaudited Combined Financial Statements (Continued)

Note 2—Property, Plant, and Equipment (Continued)

              Alpine achieved commercial operations on January 18, 2013 and transferred the construction in progress to property, plant and equipment. On March 25, 2013, the Alpine Solar project, as a qualified renewable energy project, applied for a cash grant in lieu of investment tax credit from U.S. Treasury Department in the amount of $72 million. A receivable for the cash grant application was recorded when the cash grant application was filed, which resulted in a reduction to the book basis of the property, plant and equipment. In addition, the receivable was subsequently reduced to $65 million as a result of the federal government's sequestration, which was put into effect on March 1, 2013. In addition, the related deferred tax asset of $19 million recognizable was recorded as a distribution to NRG, with a corresponding reduction of the book value of Alpine's property plant and equipment.

Note 3—Variable Interest Entities, or VIEs

              GenConn Energy LLC—NRG Yield intends to own a 49.95% interest in GCE Holdings, LLC, the owner of GenConn, a limited liability company formed to construct, own and operate two 200 MW peaking generation facilities in Connecticut at NRG's Devon and Middletown sites. Each of these facilities was constructed pursuant to 30-year cost of service type contracts with the Connecticut Light & Power Company. All four units at the GenConn Devon facility reached commercial operation in 2010 and were released to the ISO-NE by July 2010. In June 2011, the GenConn Middletown facility reached commercial operation and was released to the ISO-NE. GenConn is considered a VIE under ASC 810, however NRG Yield is not the primary beneficiary, and accounts for its investment under the equity method.

              The project was funded through equity contributions from the owners and non-recourse, project level debt. As of March 31, 2013, NRG Yield's investment in GenConn was $129 million. NRG Yield's maximum exposure to loss is limited to its equity investment.

              The following table presents summarized financial information for GCE Holdings LLC:

	Three months ended March 31,
	2013	2012
	(in millions)
Income Statement Data:
Operating revenues	$20	$19
Operating income	11	12
Net income	8	8

	March 31, 2013	December 31, 2012
	(in millions)
Balance Sheet Data:
Current assets	$41	$37
Non-current assets	456	459
Current liabilities	19	24
Non-current liabilities	221	223

NRG Yield

Notes to Unaudited Combined Financial Statements (Continued)

Note 4—Fair Value of Financial Instruments

              For cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of those instruments. Derivative assets and liabilities are carried at fair market value.

              The estimated carrying values and fair values of NRG Yield's recorded financial instruments not carried at fair market value are as follows:

	March 31,		As of December 31,
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Assets
Notes receivable—affiliate	$3	$3	$6	$6
Notes receivable—external, including current portion	17	17	17	17
Liabilities
Long-term debt, including current portion	1,125	1,128	781	785

              The fair value of notes receivable and long-term debt are based on expected future cash flows discounted at market interest rates, or current interest rates for similar instruments and are classified as Level 3 within the fair value hierarchy.

    Fair Value Accounting under ASC 820

              ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that NRG Yield has the ability to access as of the measurement date.

  •
  Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

  •
  Level 3—unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

              In accordance with ASC 820, NRG Yield determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety.

    Recurring Fair Value Measurements

              NRG Yield records its derivative assets and liabilities at fair market value on NRG Yield's combined balance sheet on a recurring basis. These amounts are classified as Level 2 within the fair value hierarchy. There have been no transfers during the three months ended March 31, 2013 and 2012, between Levels 1 and 2.

NRG Yield

Notes to Unaudited Combined Financial Statements (Continued)

Note 4—Fair Value of Financial Instruments (Continued)

    Derivative fair value measurements

              NRG Yield's contracts are non-exchange-traded and valued using prices provided by external sources. For financial contracts, management utilizes third party pricing services. For NRG Yield's energy markets, management receives quotes from multiple sources. To the extent that multiple quotes are received, the prices reflect the average of the bid-ask mid-point prices obtained from all sources that it believes provide the most liquid market for the commodity. The fair value of each contract is discounted using a risk free interest rate. In addition, a credit reserve is applied to reflect credit risk, which is calculated based on credit default swaps. To the extent that the net exposure is an asset, NRG Yield uses the counterparty's default swap rate. If the exposure is a liability, NRG Yield uses the Parent's default swap rate. The credit reserve is added to the discounted fair value to reflect the exit price that a market participant would be willing to receive to assume the liabilities or that a market participant would be willing to pay for the assets. It is possible that future market prices could vary from those used in recording assets and liabilities and such variations could be material.

    Concentration of credit risk

              Counterparty credit exposure includes credit risk exposure under certain long term agreements, including solar and other PPAs. As external sources or observable market quotes are not available to estimate such exposure, NRG Yield estimated the exposure related to these contracts based on various techniques including but not limited to internal models based on a fundamental analysis of the market and extrapolation of observable market data with similar characteristics. Based on these valuation techniques, as of March 31, 2013, credit risk exposure to these counterparties is immaterial. This amount excludes potential credit exposures for projects with long term PPAs that have not reached commercial operations. Many of these power contracts are with utilities or public power entities that have strong credit quality and specific public utility commission or other regulatory support.

Note 5—Accounting for Derivative Instruments and Hedging Activities

    Energy Related Commodity Contracts

              As of March 31, 2013, NRG Yield had forward contracts for the purchase of fuel commodities relating to the forecasted usage of NRG Yield's district energy centers. At March 31, 2013, these contracts were not designated as cash flow or fair value hedges.

    Interest Rate Swaps

              As of March 31, 2013, NRG Yield had interest rate derivative instruments on non-recourse debt extending through 2029, the majority of which are designated as cash flow hedges.

NRG Yield

Notes to Unaudited Combined Financial Statements (Continued)

Note 5—Accounting for Derivative Instruments and Hedging Activities (Continued)

Fair Value of Derivative Instruments

              The following table summarizes the fair value within the derivative instrument valuation on the balance sheet:

	Fair Value
	Derivative Liabilities
(In millions)	March 31, 2013	December 31, 2012
Derivatives Designated as Cash Flow Hedges:
Interest rate contracts current	$16	$14
Interest rate contracts long-term	47	54

Total Derivatives Designated as Cash Flow Hedges	63	68

Derivatives Not Designated as Cash Flow Hedges:
Interest rate contracts current	3	3
Interest rate contracts long-term	5	7
Commodity contracts current	1	2

Total Derivatives Not Designated as Cash Flow Hedges	9	12

Total Derivatives	$72	$80

Accumulated Other Comprehensive Income

              The following table summarizes the effects on NRG Yield's accumulated OCI balance attributable to interest rate swaps designated as cash flow hedge derivatives, net of tax:

	Three months ended March 31,
	2013	2012
	(in millions)
Accumulated OCI beginning balance	$(24)	$(15)
Reclassified from accumulated OCI to income due to realization of previously deferred amounts	2	1
Mark-to-market of cash flow hedge accounting contracts	(1)	(3)

Accumulated OCI balance, net of $15 and $8 of income tax	$(23)	$(17)

              Amounts reclassified from accumulated OCI into income and amounts recognized in income from the ineffective portion of cash flow hedges are recorded to interest expense.

              NRG Yield's derivative commodity contracts relate to its Thermal business for the purchase of fuel commodities related to the forecasted usage of the Thermal district energy centers. Realized gains and losses on these contracts are reflected in the fuel costs that are permitted to be billed to customers through the related customer contracts or tariffs and accordingly, no gains or losses are reflected in the statement of operations for these contracts.

              See Note 4, Fair Value of Financial Instruments, for discussion regarding concentration of credit risk.

NRG Yield

Notes to Unaudited Combined Financial Statements (Continued)

Note 6—Long-term Debt

              Long-term debt consisted of the following:

	March 31, 2013	December 31, 2012	Interest Rate
	(In millions, except rates)
Debt—external:
NRG Marsh Landing term loans, due 2017 and 2023	$436	$390	L + 2.50 - 2.75	(a)
NRG Solar Alpine LLC, due 2013 and 2022	228	2	L + 2.25 - 2.50	(a)
NRG Energy Center Minneapolis LLC, senior secured notes, due 2013, 2017, and 2025	134	137	5.95 - 7.31
NRG Solar Borrego LLC, due 2024 and 2038	81	—	L + 2.50/5.65
South Trent Wind LLC, financing agreement, due 2020	72	72	L + 2.50 - 2.625	(a)
NRG Solar Avra Valley LLC	69	66	L + 2.25	(a)
NRG Roadrunner LLC, due 2031	45	46	L + 2.01	(a)
NRG Solar Blythe LLC, credit agreement, due 2028	25	25	L+ 2.50	(a)
PFMG and related subsidiaries financing agreement, due 2030	33	41	6.00
Other	2	2	various

Subtotal	1,125	781
Debt—affiliate:
Note payable to NRG Energy, Inc.—South Trent	26	26	L + 2.0

Subtotal	26	26
Total debt	1,151	807
Less current maturities	131	58

Total long-term debt	$1,020	$749

(a)
L+ equals three-month LIBOR plus x%.

Alpine Financing

              On March 16, 2012, NRG Solar Alpine LLC, or Alpine, entered into a credit agreement with a group of lenders, or the Alpine Financing Agreement, for a $166 million construction loan that will convert to a term loan upon completion of the project and a $68 million cash grant loan. On January 15, 2013, the credit agreement was amended reducing the cash grant loan to $63 million. On March 26, 2013, NRG Solar Alpine LLC met the conditions under the credit agreement to convert the construction loan for the facility to a term loan. Immediately prior to the conversion, the Company drew an additional $164 million under the construction loan and $62 million under the cash grant loan. The term loan amortizes on a predetermined schedule with final maturity in November 2022. As of March 31, 2013, $166 million was outstanding under the term loan, $62 million under the cash grant loan, and $36 million of letters of credit were issued under the credit agreement.

              Subsequent to the conversion, Alpine returned approximately $242 million of capital to NRG. During the three months ended March 31, 2013, NRG had contributed approximately $112 million into Alpine.

NRG Yield

Notes to Unaudited Combined Financial Statements (Continued)

Note 6—Long-term Debt (Continued)

Borrego Financing

              On March 28, 2013, NRG Solar Borrego I LLC, or Borrego, entered into a credit agreement with a group of lenders, or the Borrego Financing Agreement, for $45 million of 5.65% fixed rate notes and a $36 million term loan. The term loan has an interest rate of 3 month LIBOR plus an applicable margin of 2.50%, which escalates 0.25% on the fourth and eighth anniversary of the closing date. The fixed rate notes mature in February 2038 and the term loan matures in December 2024. Both amortize based upon predetermined schedules. The Borrego Financing Agreement also includes a letter of credit facility on behalf of Borrego of up to $5 million. Borrego pays an availability fee of 100% of the applicable margin on issued letters of credit. As of March 31, 2013, $45 million was outstanding under the fixed rate notes, $36 million was outstanding under the term loans, and $5 million of letters of credit in support of the project were issued.

              Under the terms of the Borrego Financing Agreement, on March 28, 2013, Borrego was required to enter into two fixed for floating interest rate swaps that would fix the interest rate for a minimum of 75% of the outstanding notional amount. Borrego will pay its counterparty the equivalent of a 1.125% fixed interest payment on a predetermined notional value, and Borrego will receive quarterly the equivalent of a floating interest payment based on a 3 month LIBOR calculated on the same notional value through June 30, 2020. All interest rate payments by Borrego and its counterparties are made quarterly and the LIBOR rate is determined in advance of each interest period. The original notional amount of swaps, which became effective April 3, 2013, is $15 million and will amortize in proportion to the term loan.

              Subsequent to the borrowing, Borrego returned approximately $76 million of capital to NRG. During the three months ended March 31, 2013, NRG had contributed approximately $19 million into Borrego.

Note 7—Segment Reporting

              NRG Yield's segment structure reflects how management currently makes financial decisions and allocates resources. NRG Yield's businesses are primarily segregated based on conventional power generation, renewable businesses which consist of solar and wind, and the thermal and chilled water business. The Corporate segment reflects the corporate costs associated with NRG Yield.

	Three Months Ended March 31, 2013
	Conventional Generation	Renewables	Thermal	Corporate	Total
	(in millions)
Operating revenues	$—	$16	$37	$—	$53
Operating expenses	—	3	26	2	31
Depreciation and amortization	—	6	4	—	10

Operating income/(loss)	—	7	7	(2)	12
Equity in earnings of unconsolidated affiliates	4	—	—	—	4
Interest expense	—	(3)	(2)	—	(5)

Income (loss) before income taxes	4	4	5	(2)	11
Income tax expense	—	—	—	4	4

Net income/ (loss)	4	4	5	(6)	7

Total assets	$705	$893	$330	$1	$1,929

NRG Yield

Notes to Unaudited Combined Financial Statements (Continued)

Note 7—Segment Reporting (Continued)

	Three Months Ended March 31, 2012
	Conventional Generation	Renewables	Thermal	Corporate	Total
	(in millions)
Operating revenues	$—	$8	$36	$—	$44
Operating expenses	—	1	26	2	29
Depreciation and amortization	—	2	4	—	6

Operating income/(loss)	—	5	6	(2)	9
Equity in earnings of unconsolidated affiliates	4	(1)	—	—	3
Interest expense	—	(2)	(2)	—	(4)

Income/(loss) before income taxes	4	2	4	(2)	8
Income tax expense	—	—	—	3	3

Net income/(loss)	4	2	4	(5)	5

Note 8—Income Taxes

Effective Tax Rate

              The income tax provision consisted of the following:

	Three months ended March 31,
(in millions except otherwise noted)	2013	2012
Income before income taxes	$11	$8
Income tax expense	4	3
Effective tax rate	36.4%	37.5%

              For the three months ended March 31, 2013 and 2012, the overall tax rate was different than the statutory rate of 35% primarily due to the impact of state and local income taxes.

Report of Independent Registered Public Accounting Firm

The Management and Board of Directors
NRG Energy, Inc.:

              We have audited the accompanying combined balance sheets of NRG Yield as of December 31, 2012 and 2011, and the related combined statements of operations, comprehensive (loss)/income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These combined financial statements are the responsibility of NRG Energy, Inc.'s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the consolidated financial statements of GCE Holding, LLC, (a 50% percent owned investee company). NRG Yield's investment in GCE Holding, LLC at December 31, 2012 and 2011, was $125 million and $131 million, respectively, and its equity in earnings of GCE Holding, LLC was $15 million, $12 million, and $1 million for the years ended December 31, 2012, 2011, and 2010, respectively. The consolidated financial statements of GCE Holding, LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for GCE Holding, LLC, is based solely on the report of the other auditors.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, based on our audits and the report of the other auditors, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of NRG Yield as of December 31, 2012 and 2011, and the results of their combined operations and combined cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

June 6, 2013

NRG YIELD

COMBINED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(In millions, except per share amounts)	2012	2011	2010
Operating Revenues
Total operating revenues	$175	$164	$143

Operating Costs and Expenses
Cost of operations	106	103	97
Depreciation and amortization	25	22	16
General and administrative	6	5	5
General and administrative—affiliate	7	6	5

Total operating costs and expenses	144	136	123

Operating Income	31	28	20

Other Income/(Expense)
Equity in earnings of unconsolidated affiliates	19	13	1
Other income, net	1	2	3
Interest expense	(28)	(19)	(13)

Total other expense, net	(8)	(4)	(9)

Income Before Income Taxes	23	24	11
Income tax expense	10	9	4

Net Income	$13	$15	$7

See notes to Combined Financial Statements.

NRG YIELD

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	2012	2011	2010
	(In millions)
Net Income	$13	$15	$7
Other comprehensive loss, net of tax
Unrealized loss on derivatives, net of income tax of $7, $10 and $0	(9)	(15)	—

Comprehensive income	$4	$—	$7

See notes to Combined Financial Statements.

NRG YIELD

COMBINED BALANCE SHEETS

	As of December 31,
	2012	2011
	(In millions)
ASSETS
Current Assets
Cash and cash equivalents	$22	$24
Restricted cash	20	8
Accounts receivable, net—trade	22	24
Due from NRG and subsidiaries	—	1
Renewable energy grant receivable	—	25
Inventory	5	5
Deferred tax assets—current	1	1
Notes receivable—external	9	—
Prepayments and other current assets	2	2

Total current assets	81	90

Property, Plant and Equipment
In service	710	548
Under construction	930	70

Total property, plant and equipment	1,640	618
Less accumulated depreciation	(115)	(92)

Net property, plant and equipment	1,525	526

Other Assets
Equity investments in affiliates	220	210
Notes receivable—affiliates	6	9
Notes receivable—external	8	—
Intangible assets, net of accumulated amortization	30	31
Other non-current assets	21	8

Total other assets	285	258

Total Assets	$1,891	$874

See notes to Combined Financial Statements.

NRG YIELD

COMBINED BALANCE SHEETS (Continued)

	As of December 31,
	2012	2011
	(In millions)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt—external	$58	$33
Accounts payable	166	32
Due to NRG and subsidiaries	26	51
Derivative instruments	19	9
Accrued expenses and other current liabilities	16	9

Total current liabilities	285	134

Other Liabilities
Long-term debt—external	723	280
Long-term debt—affiliate	26	32
Deferred income taxes	4	21
Derivative instruments	61	13
Other non-current liabilities	25	7

Total non-current liabilities	839	353

Total Liabilities	1,124	487

Commitments and Contingencies
Stockholders' Equity
Additional paid-in capital	761	362
Retained earnings	30	40
Accumulated other comprehensive loss	(24)	(15)

Total Stockholders' Equity	767	387

Total Liabilities and Stockholders' Equity	$1,891	$874

See notes to Combined Financial Statements.

NRG YIELD

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Cash Flows from Operating Activities
Net income	$13	$15	$7
Adjustments to reconcile net income to net cash provided by operating activities:
Distributions and equity in earnings of unconsolidated affiliates	2	(5)	(1)
Depreciation and amortization	25	22	16
Amortization of financing costs and debt discount/premiums	—	—	(1)
Amortization of intangibles and out-of-market commodity contracts	—	1	—
Changes in derivative instruments	2	2	—
Changes in deferred income taxes and liability for uncertain tax benefits	10	9	4
Changes in other working capital	6	(11)	11

Net Cash Provided by Operating Activities	58	33	36

Cash Flows from Investing Activities
Acquisition of businesses, net of cash acquired	—	—	(132)
Capital expenditures	(380)	(132)	(25)
Increase in restricted cash	(12)	(4)	(2)
(Increase)/decrease in notes receivable	(14)	7	(10)
Proceeds from renewable energy grants	28	—	18
Purchases of emission allowances	—	—	—
Investments in unconsolidated affiliates	(27)	(88)	(7)
Other	—	(2)	(2)

Net Cash Used by Investing Activities	(405)	(219)	(160)

Cash Flows from Financing Activities
Capital contributions from NRG	355	218	83
Dividends and returns of capital to NRG	(72)	(18)	(46)
Proceeds from issuance of long-term debt—external	117	61	138
Proceeds from issuance of long-term debt—affiliate	—	—	34
Payment of debt issuance costs	(12)	(3)	(5)
Payments of long-term debt—external	(37)	(78)	(68)
Payments of long-term debt—affiliate	(6)	—	—

Net Cash Provided By Financing Activities	345	180	136

Net (Decrease)/Increase in Cash and Cash Equivalents	(2)	(6)	12
Cash and Cash Equivalents at Beginning of Period	24	30	18

Cash and Cash Equivalents at End of Period	$22	$24	$30

	Year Ended December 31,
	2012	2011	2010
	(In millions)
Interest paid, net of amount capitalized	$17	$17	$12
Non-cash investing and financing activities:
Additions to fixed assets for accrued capital expenditures	102	28	32
Decrease to fixed assets for accrued grants and related tax impact	(1)	(25)	(5)
Non-cash capital contributions from NRG	93	5	17
Non-cash dividends to NRG	—	(11)	2
Decrease to notes receivable for equity conversion	—	63	56

See notes to Combined Financial Statements.

NRG YIELD

COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balances at December 31, 2009	$103	$31	$—	$134
Net income		7		7
Capital contributions from NRG—cash	83			83
Capital contributions from NRG—non-cash	17			17
Return of capital to NRG	(46)			(46)
Dividends—settlement with affiliate		(2)		(2)

Balances at December 31, 2010	$157	$36	$—	$193
Net income		15		15
Unrealized loss on derivatives			(15)	(15)
Capital contributions from NRG—cash	218			218
Capital contributions from NRG—non-cash	5			5
Return of capital to NRG	(18)			(18)
Dividends—settlement with affiliate		(11)		(11)

Balances at December 31, 2011	$362	$40	$(15)	$387
Net income		13		13
Unrealized loss on derivatives			(9)	(9)
Capital contributions from NRG—cash	355			355
Capital contributions from NRG—non-cash	93			93
Return of capital to NRG	(49)			(49)
Dividends paid to NRG		(23)		(23)

Balances at December 31, 2012	$761	$30	$(24)	$767

See notes to Combined Financial Statements.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1—Nature of Business

              The accompanying combined financial statements of NRG Yield have been prepared in connection with the proposed initial public offering of common shares of NRG Yield,  Inc., or the Offering. NRG Yield, Inc. was formed on December 20, 2012 and is a subsidiary of NRG Energy, Inc., or NRG or the Parent. Prior to the Offering, NRG Yield LLC intends to acquire a portfolio of solar, wind, and natural gas generation and thermal infrastructure assets, primarily located in the Northeast, Southwest and California regions of the United States from the Parent. NRG Yield, Inc. intends to acquire a managing interest in NRG Yield LLC. NRG Yield represents the combination of the assets that NRG Yield LLC intends to acquire. The combined financial statements are viewed as the Predecessor of NRG Yield LLC. The majority of the generation assets are under long-term contractual arrangements for the output from these assets. The thermal assets are comprised of district energy systems and combined heat and power plants that produce steam, hot water and/or chilled water and in some instances, electricity at a central plant, Three of the district energy systems are subject to rate regulation by state public utility commissions while the other district energy systems have rates determined by negotiated bilateral contracts. Subsequent to the Offering, NRG Yield LLC expects to remain a majority-owned subsidiary of NRG and is expected to be comprised of the following projects:

Projects	Percentage Ownership	Capacity (MW)	Counterparty	Contract Expiration
Conventional
GenConn Middletown	49.95	190	Connecticut Light & Power	2041
GenConn Devon	49.95	190	Connecticut Light & Power	2040
Marsh Landing	100	720	Pacific Gas and Electric	2023
Utility Scale Solar
Alpine	100	66	Pacific Gas and Electric	2033
Avenal	49.95	23	Pacific Gas and Electric	2031
Avra Valley	100	25	Tucson Electric Power	2032
Blythe	100	21	Southern California Edison	2029
Borrego	100	26	San Diego Gas and Electric	2038
Roadrunner	100	20	El Paso Electric	2031
CVSR	48.95	122	Pacific Gas and Electric	2038
Distributed Solar
AZ DG Solar Projects	100	5	Various	2025–2033
PFMG DG Solar Projects	51	5	Various	2032
Wind
South Trent	100	101	AEP Energy Partners	2029
Thermal(a)	100	1,098	Various	Various

(a)
For thermal energy, net capacity represents MWt for steam or chilled water.

              The combined financial statements were prepared using NRG's historical basis in the assets and liabilities of the Predecessor, and include all revenues, expenses, assets, and liabilities attributed to the Predecessor. The historical combined financial statements also include allocations of certain NRG corporate expenses and income tax expense. Management believes the assumptions and methodology underlying the allocation of general corporate overhead expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded company during the periods prior to the Offering or of the costs expected to be incurred in the future. In the opinion of management, the

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 1—Nature of Business (Continued)

adjustments necessary for a fair presentation of the combined financial statements, in accordance with accounting principles generally accepted in the United States, or US GAAP, have been made. See Note 12, Related Parties, for further information regarding allocated expenses.

Note 2—Summary of Significant Accounting Policies

    Basis of Presentation

              NRG Yield's combined financial statements have been prepared in accordance with U.S. GAAP. The Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. In addition, the rules and interpretative releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.

              The combined financial statements include NRG Yield's accounts and operations and those of its subsidiaries in which NRG Yield has a controlling interest. All significant intercompany transactions and balances have been eliminated in combination. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist through arrangements that do not involve controlling voting interests. As such, NRG Yield applies the guidance of ASC 810, Consolidations, or ASC 810, to determine when an entity that is insufficiently capitalized or not controlled through its voting interests, referred to as a variable interest entity, or VIE, should be consolidated.

    Cash and Cash Equivalents

              Cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the time of purchase.

    Restricted Cash

              Restricted cash consists primarily of funds held to satisfy the requirements of certain debt agreements and funds held within NRG Yield's projects that are restricted in their use. These funds are used to pay for capital expenditures, current operating expenses and current debt service payments as well as to fund required equity contributions, per the restrictions of the debt agreements.

    Trade Receivables and Allowance for Doubtful Accounts

              Trade receivables are reported on the balance sheet at the invoiced amount adjusted for any write-offs and the allowance for doubtful accounts. The allowance for doubtful accounts is reviewed periodically based on amounts past due and significance. The allowance for doubtful accounts was immaterial as of December 31, 2012 and 2011.

    Inventory

              Inventory consists principally of spare parts, fuel oil and coal and is valued at the lower of weighted average cost or market, unless evidence indicates that the weighted average cost will be recovered with a normal profit in the ordinary course of business. NRG Yield removes fuel inventories

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

as they are used in the production of steam, chilled water or electricity. Spare parts inventory are removed when they are used for repairs, maintenance or capital projects.

    Property, Plant and Equipment

              Property, plant and equipment are stated at cost or, in the case of business acquisitions, fair value; however impairment adjustments are recorded whenever events or changes in circumstances indicate that their carrying values may not be recoverable. See Note 3, Business Acquisitions, for more information on acquired property, plant and equipment. Significant additions or improvements extending asset lives are capitalized as incurred, while repairs and maintenance that do not improve or extend the life of the respective asset are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives. Certain assets and their related accumulated depreciation amounts are adjusted for asset retirements and disposals with the resulting gain or loss included in cost of operations in the combined statements of operations.

    Asset Impairments

              Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured by the difference between an asset's carrying amount and fair value with the difference recorded in operating costs and expenses in the statements of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques.

              Investments accounted for by the equity method are reviewed for impairment in accordance with ASC 323, Investments-Equity Method and Joint Ventures, or ASC 323, which requires that a loss in value of an investment that is other than a temporary decline should be recognized. NRG Yield identifies and measures losses in the value of equity method investments based upon a comparison of fair value to carrying value.

    Capitalized Interest

              Interest incurred on funds borrowed to finance capital projects is capitalized, until the project under construction is ready for its intended use. The amount of interest capitalized for the years ended December 31, 2012, 2011 and 2010 was $14 million, $2 million and $1 million, respectively.

              When a project is available for operations, capitalized interest is reclassified to property, plant and equipment and amortized on a straight-line basis over the estimated useful life of the project's related assets.

    Debt Issuance Costs

              Debt issuance costs are capitalized and amortized as interest expense on a basis which approximates the effective interest method over the term of the related debt.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

    Intangible Assets

              Intangible assets represent contractual rights held by NRG Yield. NRG Yield recognizes specifically identifiable intangible assets including customer contracts, customer relationship, power purchase agreements and development rights when specific rights and contracts are acquired. These intangible assets are amortized based on a straight-line basis.

    Notes Receivable

              Notes receivable consist of receivables related to the financing of required network upgrades and a variable-rate note secured by the equity interest in a joint venture. The notes issued with respect to network upgrades will be repaid within a five year period following the date each facility reaches commercial operations.

    Income Taxes

              NRG Yield accounts for income taxes using the liability method in accordance with ASC 740, Income Taxes, or ASC 740, which requires that NRG Yield use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences. Deferred income tax assets and liabilities as well as income tax expense represent the combination of the tax effects related to each entity that NRG intends to transfer into NRG Yield.

              NRG Yield's deferred income tax expense is the change in the net deferred income tax asset or liability, excluding amounts charged or credited to accumulated other comprehensive income.

              NRG Yield reports some of its revenues and expenses differently for financial statement purposes than for income tax return purposes, resulting in temporary and permanent differences between the financial statements and income tax returns. The tax effects of such temporary differences are recorded as either deferred income tax assets or deferred income tax liabilities in the combined balance sheets. NRG Yield measures its deferred income tax assets and deferred income tax liabilities using income tax rates that are currently in effect. A valuation allowance is recorded to reduce the net deferred tax assets to an amount that is more-likely-than-not to be realized.

              NRG Yield accounts for uncertain tax positions in accordance with ASC 740, which applies to all tax positions related to income taxes. Under ASC 740, tax benefits are recognized when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The benefit recognized from a position that has surpassed the more-likely-than-not threshold is the largest amount of benefit that is more than 50% likely to be realized upon settlement. NRG Yield recognizes interest and penalties accrued related to uncertain tax benefits as a component of income tax expense.

              In accordance with ASC 805 and as discussed further in Note 11, Income Taxes, changes to existing net deferred tax assets or valuation allowances or changes to uncertain tax benefits, are recorded to income tax expense.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

    Revenue Recognition

    Power Purchase Agreements, or PPAs

              A significant majority of NRG Yield's revenues are currently obtained through PPAs or other contractual arrangements. All of these PPAs are accounted for as operating leases in accordance with ASC 840, Leases, or ASC 840. ASC 840 requires minimum lease payments to be amortized over the term of the lease and contingent rentals are recorded when the achievement of the contingency becomes probable. These leases have no minimum lease payments and all the rent is recorded as contingent rent on an actual basis when the electricity is delivered. The contingent rental income recognized in the years ended December 31, 2012, 2011 and 2010 was $33 million, $26 million and $14 million, respectively.

    Thermal Revenues

              Steam and chilled water revenue is recognized based on customer usage as determined by meter readings taken at month-end. Some locations read customer meters throughout the month, and recognize estimated revenue for the period between meter read date and month-end. Thermal's subsidiaries collect and remit state and local taxes associated with sales to their customers, as required by governmental authorities. Related revenues are presented on a net basis in the income statement.

    Derivative Financial Instruments

              NRG Yield accounts for derivative financial instruments under ASC 815, Derivatives and Hedging, or ASC 815, which requires that all derivatives are recorded on the balance sheet at fair value unless they qualify for a Normal Purchase Normal Sale, or NPNS, exception. Changes in the fair value of non-hedge derivatives are immediately recognized in earnings. Changes in the fair value of derivatives accounted for as hedges, if elected for hedge accounting, are either:

  •
  Recognized in earnings as an offset to the changes in the fair value of the related hedged assets, liabilities and firm commitments; or

  •
  Deferred and recorded as a component of accumulated OCI until the hedged transactions occur and are recognized in earnings.

              NRG Yield's primary derivative instruments are fuels purchase contracts used to manage customer reimbursable fuel cost and interest rate instruments used to mitigate variability in earnings due to fluctuations in interest rates. On an ongoing basis, NRG Yield assesses the effectiveness of all derivatives that are designated as hedges for accounting purposes in order to determine that each derivative continues to be highly effective in offsetting changes in fair values or cash flows of hedged items. Internal analyses that measure the statistical correlation between the derivative and the associated hedged item determine the effectiveness of such an energy contract designated as a hedge. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting will be discontinued prospectively. In this case, the gain or loss previously deferred in accumulated OCI will be frozen until the underlying hedged item is delivered unless the transaction being hedged is no longer probable of occurring in which case the amount in accumulated OCI would be immediately reclassified into earnings.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

              Revenues and expenses on contracts that qualify for the NPNS exception are recognized when the underlying physical transaction is delivered. While these contracts are considered derivative financial instruments under ASC 815, they are not recorded at fair value, but on an accrual basis of accounting. If it is determined that a transaction designated as NPNS no longer meets the scope exception, the fair value of the related contract is recorded on the balance sheet and immediately recognized through earnings.

    Concentrations of Credit Risk

              Financial instruments which potentially subject NRG Yield to concentrations of credit risk consist primarily of accounts receivable, notes receivable and derivative instruments. Accounts receivable, notes receivable, and derivative instruments are concentrated within entities engaged in the energy and financial industries. These industry concentrations may impact the overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. In addition, many of NRG Yield's projects have only one customer. However, NRG Yield believes that the credit risk posed by industry concentration is offset by the diversification and creditworthiness of the Company's customer base. See Note 5, Fair Value of Financial Instruments, for a further discussion of derivative concentrations.

    Fair Value of Financial Instruments

              The carrying amount of cash and cash equivalents, receivables, accounts payables, and accrued liabilities approximate fair value because of the short-term maturity of these instruments. See Note 5, Fair Value of Financial Instruments for a further discussion of fair value of financial instruments.

    Asset Retirement Obligations

              Asset retirement obligations, or AROs, are accounted for in accordance with ASC 410-20, Asset Retirement Obligations, or ASC 410-20. Retirement obligations associated with long-lived assets included within the scope of ASC 410-20 are those for which a legal obligation exists under enacted laws, statutes, and written or oral contracts, including obligations arising under the doctrine of promissory estoppel, and for which the timing and/or method of settlement may be conditional on a future event. ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made.

              Upon initial recognition of a liability for an ARO, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its future value, while the capitalized cost is depreciated over the useful life of the related asset. NRG Yield's asset retirement obligations were $4 million and $1 million for the years ended December 31, 2012 and 2011, respectively.

    Guarantees

              NRG Yield enters into various contracts that include indemnification and guarantee provisions as a routine part of its business activities. Examples of these contracts include EPC agreements, operation and maintenance agreements, service agreements, commercial sales arrangements and other types of contractual agreements with vendors and other third parties, as well as affiliates. These

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

contracts generally indemnify the counterparty for tax, environmental liability, litigation and other matters, as well as breaches of representations, warranties and covenants set forth in these agreements. Because many of the guarantees and indemnities NRG Yield issues to third parties and affiliates do not limit the amount or duration of its obligations to perform under them, there exists a risk that NRG Yield may have obligations in excess of the amounts described above. For those guarantees and indemnities that do not limit the liability exposure, it may not be able to estimate what the liability would be, until a claim is made for payment or performance, due to the contingent nature of these contracts.

    Earnings Per Share

              During the periods presented, NRG Yield was wholly owned by NRG and accordingly, no earnings per share has been calculated.

    Investments Accounted for by the Equity Method

              NRG Yield has investments in three energy projects accounted for by the equity method. The equity method of accounting is applied to these investments in affiliates because the ownership structure prevents NRG Yield from exercising a controlling influence over the operating and financial policies of the projects. Under this method, equity in pre-tax income or losses of the investments are reflected as equity in earnings of unconsolidated affiliates.

    Business Combinations

              NRG Yield accounts for its business combinations in accordance with ASC 805, Business Combinations, or ASC 805. ASC 805 requires an acquirer to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value at the acquisition date. It also recognizes and measures the goodwill acquired or a gain from a bargain purchase in the business combination and determines what information to disclose to enable users of an entity's financial statements to evaluate the nature and financial effects of the business combination. In addition, transaction costs are expensed as incurred.

    Liquidity

              Many of NRG Yield's projects were under construction in 2012 and 2011. As further discussed in Note 9, Long-Term Debt, in order to fund current obligations, the Company typically borrows under the related financing arrangements or receives funding from NRG.

    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

              In recording transactions and balances resulting from business operations, NRG Yield uses estimates based on the best information available. Estimates are used for such items as plant

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

depreciable lives, tax provisions, uncollectible accounts, environmental liabilities and legal costs incurred in connection with recorded loss contingencies, among others. As better information becomes available or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

    Recent Accounting Developments

              ASU 2011-05—In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income, or ASU No. 2011-05, which was further amended by ASU No. 2011-12, Comprehensive Income (Topic 220) Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, issued in December 2011. The amendments in ASU No. 2011-05 require NRG Yield to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single statement of comprehensive income or in two separate but consecutive statements. NRG Yield is required to present, in either option, each component of net income, total net income, each component of other comprehensive income, total other comprehensive income and total comprehensive income. The provisions of ASU No. 2011-05 are required to be adopted retroactively. NRG Yield adopted the provisions of ASU No. 2011-05 on January 1, 2012 and began presenting the total of comprehensive income, the components of net income and the components of other comprehensive income in two separate but consecutive statements. As this guidance provides only presentation requirements, the adoption of this standard did not impact NRG Yield's results of operations, cash flows or financial position.

              ASU 2011-11—In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities, or ASU No. 2011-11. The guidance provides enhanced disclosure requirements to evaluate the effect or potential effect of netting arrangements on an entity's financial position by improving information about financial instruments and derivative instruments that either (1) offset in accordance with either ASC 210-20-45 or ASC 810-20-45 or (2) are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Reporting entities will be required to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The disclosures required by ASU No. 2011-10 are required to be adopted retroactively. ASU No. 2011-11 is effective for annual and interim periods in fiscal years beginning on or after January 1, 2013, and early adoption is permitted. As this guidance provides only disclosure requirements, the adoption of this standard will not impact NRG Yield's results of operations, cash flows or financial position.

              ASU 2013-02—In February 2013, the FASB issued ASU No. 2013-02, Other Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, or ASU No. 2013-02. The amendments in ASU No. 2013-02 require NRG Yield to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income, either on the face of the income statement or in the notes, if the amount being reclassified is required to be reclassified in its entirety to net income in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures which provide additional information about these amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. As this guidance provides only presentation requirements, the adoption of this standard will not impact NRG Yield's results of operations, cash flows or financial position.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 3—Business Acquisitions

    2012 Acquisition

              Marsh Landing—On December 14, 2012, through its acquisition of GenOn Energy, Inc., or GenOn, the Parent acquired 100% of the Marsh Landing project, or Marsh Landing, a 720 MW natural gas-fueled peaking facility being constructed near Antioch, California. Power generated from Marsh Landing is sold to Pacific Gas & Electric, PG&E, under a 10 year PPA. In connection with the acquisition, NRG Yield assumed obligations under a credit agreement for up to $650 million in construction and permanent financing for the Marsh Landing generating facility. The terms of the borrowings are further described in Note 9, Long-Term Debt. The Marsh Landing generating facility reached commercial operations on May 1, 2013.

              The initial accounting for the business combination is not complete because the evaluation necessary to assess the fair values of certain net assets acquired is still in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that any additional information is obtained about the facts and circumstances that existed as of the acquisition date. The allocation of the purchase price may be modified up to one year from the date of the acquisition as more information is obtained about the fair value of assets acquired and liabilities assumed.

              The provisional allocation of assets and liabilities is as follows (in millions):

Assets
Property, plant and equipment—under construction	$537

Total assets acquired	537
Liabilities
Current and non-current liabilities	31
Derivative liabilities	51
Long-term debt	390

Total liabilities assumed	472

Net assets acquired	$65

              The fair values of the property, plant, and equipment acquired were valued utilizing the cost approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The assets acquired have been classified as construction in progress and will commence depreciation upon the commercial operation date of the facility.

              The fair values of the property, plant and equipment and the long-term debt were measured primarily based on significant inputs that are not observable in the market and thus represent a Level 3 measurement as defined in ASC 820.

    2011 Acquisition

              California Valley Solar Ranch—On September 30, 2011, the Parent acquired 100% of the 250 MW California Valley Solar Ranch project, or CVSR, in eastern San Luis Obispo County, California. Power generated from CVSR will be sold to Pacific Gas and Electric, PG&E, under a

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 3—Business Acquisitions (Continued)

25 year PPA. In connection with the acquisition, High Plains Ranch II, LLC, the direct owner of the CVSR project, entered into a financing arrangement with the Federal Financing Bank, or FFB, which is guaranteed by the United States Department of Energy, or U.S. DOE, to borrow up to $1.2 billion to fund the costs of constructing this solar facility, or the CVSR Financing Agreement. The terms of the borrowings are further described in Note 9, Long-Term Debt. Operations commenced during the third and fourth quarters of 2012 and with the final phase expected to become operational during the fourth quarter of 2013.

              The fair value of the property, plant and equipment at the acquisition date was measured primarily based on significant inputs that are not observable in the market and thus represent a Level 3 measurement as defined in ASC 820. The fair value of the property, plant and equipment acquired was determined utilizing the cost approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation.

              In connection with the Offering, NRG Yield intends to own 48.95% of CVSR, or High Plains Ranch II, LLC, which it will account for under the equity method, as further discussed in Note 5, Investments Accounted for by the Equity Method and Variable Interest Entities.

    2010 Acquisitions

              South Trent Acquisition—On June 14, 2010, South Trent Wind LLC, or South Trent, a 101 MW wind farm near Sweetwater, Texas was acquired for a total purchase price of $111 million. South Trent commenced operations in January 2009 and consists of 44 Siemens turbines that produce up to 2.3 MW of power each. The project has a 20-year PPA for all generation from the site. In connection with the acquisition, NRG Yield paid $32 million in cash and South Trent entered into a financing arrangement that includes a $79 million term loan. See Note 9, LongTerm Debt, for additional information related to this financing arrangement. The purchase price was allocated to the fair value of the assets acquired and liabilities assumed, which included property, plant and equipment of $107 million and other assets and liabilities of $4 million.

              Northwind Phoenix Acquisition—On June 22, 2010, through NRG Thermal LLC, Northwind Phoenix, LLC, or Northwind Phoenix, was acquired for a total purchase price of $100 million in cash, plus a payment for changes in acquired working capital. Northwind Phoenix owns and operates a district cooling system that provides chilled water to commercial buildings in the Phoenix, Arizona central business district. In addition, Northwind Phoenix maintains and operates combined heat and power plants that provide chilled water, steam and electricity in metropolitan Tucson and to portions of Arizona State University campuses in Tempe and Mesa, Arizona. The acquisition was financed with the issuance of $100 million in notes by NRG Thermal. See Note 9, Long Term Debt, for more information related to this financing arrangement. The purchase price was allocated to the fair value of the assets acquired and liabilities assumed, which included property, plant and equipment of $78 million, customer contracts of $15 million and customer relationships of $7 million.

              The fair value of the property, plant and equipment at the acquisition date was measured primarily based on significant inputs that are not observable in the market and thus represent a Level 3 measurement as defined in ASC 820. The fair value of the property, plant and equipment acquired was determined utilizing the cost approach. Under this approach, the fair value approximates the current

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 3—Business Acquisitions (Continued)

cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation.

Note 4—Property, Plant, and Equipment

              NRG Yield's major classes of property, plant, and equipment were as follows:

	As of December 31,		Depreciable
	2012	2011	Lives
	(In millions)
Facilities and equipment	$680	$521	5-40 Years
Land and improvements	30	27
Construction in progress	930	70

Total property, plant, and equipment	1,640	618
Accumulated depreciation	(115)	(92)

Net property, plant, and equipment	$1,525	$526

              As of December 31, 2012, facilities and equipment was primarily related to operating assets at Thermal, Blythe, South Trent, Roadrunner and Avra Valley, while construction in process related primarily to construction at Marsh Landing, Borrego and Alpine. In 2011, construction was completed on the Roadrunner facility and Thermal's Princeton Hospital project. The average useful life for Thermal, solar and wind facilities and equipment is 42 years, 28 years and 21 years, respectively.

              In 2011, the Roadrunner solar project, as a qualified renewable energy project, applied for a cash grant in lieu of investment tax credit from the U.S. Treasury Department in the amount of $21 million, which was received on March 20, 2012. A receivable for the cash grant was recorded when the cash grant application was filed, which resulted in a reduction to the book basis of the property, plant and equipment. In addition, the related deferred tax asset of $6 million recognizable was recorded as a distribution to NRG, with a corresponding reduction to the book basis of Roadrunner's property, plant, and equipment. Accordingly, the book value of Roadrunner's property, plant and equipment was reduced from $77 million to $50 million to account for the cash grant.

              On February 13, 2013, the Avra Valley solar project, as a qualified renewable energy project, applied for a cash grant in lieu of investment tax credit from the U.S. Treasury Department in the amount of $27 million. A receivable for the cash grant application was recorded when the cash grant application was filed, which resulted in a reduction to the book basis of the property, plant, and equipment. In addition, the receivable was subsequently reduced to $24 million as a result of the federal government's sequestration, which went into effect on March 1, 2013. In addition, the related deferred tax asset of $7 million recognizable was recorded as a distribution to NRG, with a corresponding reduction of the book value of Avra Valley's property, plant, and equipment.

              Alpine achieved commercial operations on January 18, 2013 and transferred the construction in progress to property, plant and equipment. On March 25, 2013, the Alpine solar project, as a qualified renewable energy project, applied for a cash grant in lieu of investment tax credit from the U.S. Treasury Department in the amount of $72 million. A receivable for the cash grant application was recorded when the cash grant application was filed, which resulted in a reduction to the book basis of

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 4—Property, Plant, and Equipment (Continued)

the property, plant, and equipment. In addition, the receivable was subsequently reduced to $65 million as a result of the federal government's sequestration, which was put into effect on March 1, 2013. In addition, the related deferred tax asset of $19 million recognizable was recorded as a distribution to NRG, with a corresponding reduction of the book value of Alpine's property, plant, and equipment.

Note 5—Investments Accounted for by the Equity Method and Variable Interest Entities

Equity Method Investments

              Avenal—NRG Yield intends to own a 49.95% equity interest in Avenal, acquired by NRG in April 2010, which consists of three solar PV projects in Kings County, California, totaling approximately 45 MWs, all of which became commercially operational during the third quarter of 2011. NRG intends to retain a 0.05% interest and Eurus Energy owns the remaining 50% of Avenal. Power generated by the projects is sold under a 20-year PPA. On September 22, 2010, Avenal entered into a $35 million promissory note facility with NRG Yield. Amounts drawn under the promissory note facility accrue interest at 4.5% per annum. As of December 31, 2012 and 2011, the amount outstanding under the facility was $6 million and $9 million, respectively. Also on September 22, 2010, Avenal entered into a $209 million financing arrangements with a syndicate of banks, or the Avenal Facility. As of December 31, 2012 and 2011, Avenal had outstanding $118 million and $125 million, respectively, under the Avenal Facility.

              CVSR—As described in Note 3, Business Acquisitions, NRG Yield intends to own 48.95% of CVSR, located in San Luis Obispo, California, totaling 250 MW, while NRG will continue to own the remaining 51.05% of CVSR. Power generated by the project is sold under a 25-year PPA. Construction of the project has been funded by the CVSR Financing Agreement, as further described in Note 9, Long-Term Debt. As of December 31, 2012, there was $786 million outstanding under the CVSR Financing Agreement. As of December 31, 2011, there were no borrowings under the CVSR Financing Agreement.

              The following table presents summarized financial information for CVSR:

	Year Ended December 31,
Income Statement Data:	2012	2011(a)
Operating revenues	$2	$—
Operating income	1	—
Net income	1	—

	December 31, 2012	December 31, 2011
Balance Sheet Data:
Current assets	$61	$14
Non-current assets	1,080	242
Current liabilities	189	86
Non-current liabilities	757	5

(a)
Represents results from September 30, 2011 to December 31, 2011.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 5—Investments Accounted for by the Equity Method and Variable Interest Entities (Continued)

Variable Interest Entities, or VIEs

              GenConn Energy LLC—NRG Yield intends to own a 49.95% interest in GCE Holdings, LLC, the owner of GenConn, a limited liability company formed to construct, own and operate two 200 MW peaking generation facilities in Connecticut at NRG's Devon and Middletown sites. The United Illuminating Company and NRG own the remaining 50% and 0.05%, respectively. Each of these facilities was constructed pursuant to 30-year cost of service type contracts with the Connecticut Light & Power Company. All four units at the GenConn Devon facility reached commercial operation in 2010 and were released to the ISO-NE by July 2010. In June 2011, the GenConn Middletown facility reached commercial operation and was released to the ISO-NE. GenConn is considered a VIE under ASC 810. Dispatch and fuel procurement, the activities that most significantly impact GenConn's economics are not controlled by NRG Yield and accordingly, NRG Yield is not the primary beneficiary and accounts for its investment under the equity method.

              The project was funded through equity contributions from the owners and non-recourse, project level debt. As of December 31, 2011, the investor in GenConn, NRG Connecticut Peaking, had $61 million, of outstanding borrowings under an equity bridge loan, or EBL, as described in Note 9, Long-Term Debt and had a note receivable due from GenConn for $62 million. Interest on the note receivable was $1 million and $3 million for the years ended December 31, 2011 and 2010, respectively. When the Middletown project reached its commercial operations date, NRG Connecticut Peaking repaid the $61 million portion of the EBL used to fund the Middletown project, and converted the $62 million note receivable from GenConn into equity. As of December 31, 2012 and 2011, NRG Yield's equity investment in GenConn was $125 million and $131 million, respectively. NRG Yield's maximum exposure to loss is limited to its equity investment.

              In April 2009, GenConn secured financing for 50% of the Devon and Middletown project construction costs through a seven-year term loan facility, and also entered into a five-year revolving working capital loan and letter of credit facility, which collectively with the term loan is referred to as the GenConn Facility. The aggregate credit amount secured under the GenConn Facility is $291 million, including $48 million for the working capital facility. In March 2012, the working capital facility was amended to $35 million. As of December 31, 2012 and 2011, $228 million and $237 million, respectively, was outstanding for the GenConn facility.

              The following table presents summarized financial information for GCE Holdings LLC:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Income Statement Data:
Operating revenues	$78	$67	$19
Operating income	45	37	8
Net income	29	24	2

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 5—Investments Accounted for by the Equity Method and Variable Interest Entities (Continued)

	December 31, 2012	December 31, 2011
Balance Sheet Data:
Current assets	$37	$46
Non-current assets	459	471
Current liabilities	24	24
Non-current liabilities	223	230

	As of December 31,
	2012	2011
	(In millions)
Undistributed earnings from equity investments	$5	$5

Note 6—Fair Value of Financial Instruments

              For cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of those instruments. Derivative assets and liabilities are carried at fair market value.

              The estimated carrying values and fair values of NRG Yield's recorded financial instruments not carried at fair market value are as follows:

	As of December 31,
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Assets
Notes receivable—affiliate	$6	$6	$9	$9
Notes receivable—external, including current portion	17	17	—	—
Liabilities
Long-term debt, including current portion	$781	$785	$313	$318

              The fair value of notes receivable and long-term debt are based on expected future cash flows discounted at market interest rates, or current interest rates for similar instruments and are classified as Level 3 within the fair value hierarchy.

    Fair Value Accounting under ASC 820

              ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that NRG Yield has the ability to access as of the measurement date.

  •
  Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

  •
  Level 3—unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

              In accordance with ASC 820, NRG Yield determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety.

    Recurring Fair Value Measurements

              NRG Yield records its derivative assets and liabilities at fair market value on the combined balance sheet on a recurring basis. These amounts are classified as Level 2 within the fair value hierarchy. There have been no transfers during the years ended December 31, 2012 and 2011, between Levels 1 and 2.

    Derivative fair value measurements

              NRG Yield's contracts are non-exchange-traded contracts valued using prices provided by external sources. For financial contracts, management utilizes third party pricing services. For NRG Yield's energy markets, management receives quotes from multiple sources. To the extent that multiple quotes are received, the prices reflect the average of the bid-ask mid-point prices obtained from all sources that it believes provide the most liquid market for the commodity. The fair value of each contract is discounted using a risk free interest rate. In addition, a credit reserve is applied to reflect credit risk, which is calculated based on credit default swaps. To the extent that the net exposure is an asset, NRG Yield uses the counterparty's default swap rate. If the exposure is a liability, NRG Yield uses the Parent's default swap rate. The credit reserve is added to the discounted fair value to reflect the exit price that a market participant would be willing to receive to assume the liabilities or that a market participant would be willing to pay for the assets. It is possible that future market prices could vary from those used in recording assets and liabilities and such variations could be material.

    Concentration of credit risk

              Counterparty credit exposure includes credit risk exposure under certain long term agreements, including solar and other PPAs. As external sources or observable market quotes are not available to estimate such exposure, NRG Yield estimated the exposure related to these contracts based on various techniques including but not limited to internal models based on a fundamental analysis of the market and extrapolation of observable market data with similar characteristics. Based on these valuation techniques, as of both December 31, 2012 and 2011, credit risk exposure to these counterparties is immaterial. This amount excludes potential credit exposures for projects with long term PPAs that have not reached commercial operations. Many of these power contracts are with utilities or public power entities that have strong credit quality and specific public utility commission or other regulatory support.

Note 7—Accounting for Derivative Instruments and Hedging Activities

              ASC 815 requires NRG Yield to recognize all derivative instruments on the balance sheet as either assets or liabilities and to measure them at fair value each reporting period unless they qualify for a NPNS exception. NRG Yield may elect to designate certain derivatives as cash flow hedges, if certain conditions are met, and defer the effective portion of the change in fair value of the derivatives to accumulated OCI, until the hedged transactions occur and are recognized in earnings. The ineffective portion of a cash flow hedge is immediately recognized in earnings. For derivatives that are not designated as cash flow hedges or do not qualify for hedge accounting treatment, the changes in

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 7—Accounting for Derivative Instruments and Hedging Activities (Continued)

the fair value will be immediately recognized in earnings. Certain derivative instruments may qualify for the NPNS exception and are therefore exempt from fair value accounting treatment. ASC 815 applies to the energy related commodity contracts and interest rate swaps.

    Energy Related Commodity Contracts

              To manage the commodity price risk associated with its competitive supply activities and the price risk associated with wholesale power sales, NRG Yield may enter into derivative hedging instruments, namely, forward contracts that commit NRG Yield to sell energy commodities or purchase fuels in the future. The objectives for entering into derivatives contracts designated as hedges include fixing the price for a portion of anticipated future electricity sales and fixing the price of a portion of anticipated fuel purchases for the operation of its subsidiaries. At December 31, 2012, NRG Yield had forward contracts for the purchase of fuel commodities relating to the forecasted usage of the district energy centers. At December 31, 2012, these contracts were not designated as cash flow or fair value hedges.

    Interest Rate Swaps

              NRG Yield is exposed to changes in interest rates through the issuance of variable and fixed rate debt. In order to manage interest rate risk, NRG Yield enters into interest rate swap agreements. As of December 31, 2012, NRG Yield had interest rate derivative instruments on recourse debt extending through 2013 and on non-recourse debt extending through 2029, the majority of which are designated as cash flow hedges. See Note 9, Long-Term Debt, for information related to the notional amount and maturities of these swaps.

Fair Value of Derivative Instruments

              The following table summarizes the fair value within the derivative instrument valuation on the balance sheet:

	Fair Value
	Derivative Liabilities
	December 31, 2012	December 31, 2011
	(in millions)
Derivatives Designated as Cash Flow Hedges:
Interest rate contracts current	$14	$4
Interest rate contracts long-term	54	11

Total Derivatives Designated as Cash Flow Hedges	68	15

Derivatives Not Designated as Cash Flow Hedges:
Interest rate contracts current	3	—
Interest rate contracts long-term	7	1
Commodity contracts current	2	5
Commodity contracts long-term	—	1

Total Derivatives Not Designated as Cash Flow Hedges	12	7

Total Derivatives	$80	$22

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 7—Accounting for Derivative Instruments and Hedging Activities (Continued)

              The net notional volume buys of the commodity contracts consisted of 2,463,000 and 3,565,000 of natural gas MMBtus as of December 31, 2012 and 2011, respectively, and 20,000 and 28,000 of power MWhs as of December 31, 2012 and 2011, respectively. See Note 9, Long-Term Debt, for the notional amounts of the interest rate contracts.

              During 2012, the notional amount of the interest rate swaps related to the Alpine Financing Agreement, as described in Note 9, Long-Term Debt, exceeded the actual debt draws on the project and accordingly, cash flow hedge accounting was discontinued for these contracts and $10 million of losses were recorded in earnings during the year ended December 31, 2012.

Accumulated Other Comprehensive Income

              The following tables summarize the effects on NRG Yield's accumulated OCI balance attributable to interest rate swaps designated cash flow hedge derivatives, net of tax:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in millions)
Accumulated beginning OCI balance	$(15)	$—	$—
Reclassified from accumulated OCI to income due to realization of previously deferred amounts	4	—	—
Mark-to-market of cash flow hedge accounting contracts	(13)	(15)	—

Accumulated ending OCI balance, net of income tax of $17, $10 and $0	$(24)	$(15)	$—

Losses expected to be realized from OCI during the next 12 months, net of income tax of $2, $1 and $—	$3	$2	$—

              Amounts reclassified from accumulated OCI into income are recorded to interest expense.

              NRG Yield's derivative commodity contracts relate to its Thermal business for the purchase of fuel commodities related to the forecasted usage of the Thermal district energy centers. Realized gains and losses on these contracts are reflected in the fuel costs that are permitted to be billed to customers through the related customer contracts or tariffs and accordingly, no gains or losses are reflected in the statement of operations for these contracts.

              See Note 6, Fair Value of Financial Instruments, for discussion regarding concentration of credit risk.

Note 8—Intangible Assets

              Intangible Assets—NRG Yield's intangible assets as of December 31, 2012 and 2011 primarily reflect intangible assets established from its business acquisitions and are comprised of the following:

  •
  Development rights—Arising primarily from the acquisition of solar businesses in 2010 and 2011, these intangibles are amortized to depreciation and amortization expense on a straight-line basis over the estimated life of the related project portfolio.

  •
  Customer contracts—Established with the acquisition of Northwind Phoenix, these intangibles represent the fair value at the acquisition date of contracts that primarily provide chilled

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 8—Intangible Assets (Continued)

    water, steam and electricity to its customers. These contracts are amortized to revenues based on expected volumes on a straight-line basis.

  •
  Customer relationships—Established with the acquisition of Northwind Phoenix, these intangibles represent the fair value at the acquisition date of the businesses' customer base. The customer relationships are amortized to depreciation and amortization expense based on the expected discounted future net cash flows by year.

  •
  PPAs—Represents the fair value of PPAs acquired prior to the construction of the related projects. These will be amortized over the term of the PPA.

  •
  Other—Consists of the acquisition date fair value of the contractual rights to a ground lease for South Trent and to utilize certain interconnection facilities for Blythe.

              The following tables summarize the components of intangible assets subject to amortization:

Year Ended December 31, 2012	Development Rights	Customer Contracts	Customer Relationships	PPAs	Other	Total
	(In millions)
January 1, 2012	$4	$15	$7	$4	$3	$33
Purchases	—	—	—	—	—	—

Adjusted gross amount	4	15	7	4	3	33
Less accumulated amortization	—	(3)	—	—	—	(3)

Net carrying amount	$4	$12	$7	$4	$3	$30

Year Ended December 31, 2011	Development Rights	Customer Contracts	Customer Relationships	PPAs	Other	Total
	(In millions)
January 1, 2011	$2	$15	$7	$—	$3	$27
Purchases	2	—	—	4	—	6

Adjusted gross amount	4	15	7	4	3	33
Less accumulated amortization	—	(2)	—	—	—	(2)

Net carrying amount	$4	$13	$7	$4	$3	$31

              NRG Yield recorded amortization of $1 million during each of the years ended December 31, 2012, 2011 and 2010. The following table presents estimated amortization of NRG Yield's intangible assets for each of the next five years:

Year Ended December 31,	Total
2013	$1
2014	1
2015	1
2016	1
2017	1

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 8—Intangible Assets (Continued)

              There were no intangible assets acquired in 2012. The weighted average amortization period related to the intangible assets acquired in the year ended December 31, 2011 was 15 years for development rights and 20 years for PPAs.

              Out-of-market contracts—The out-of-market contract liability represents the out-of-market value of the PPA for Blythe as of the date of the Blythe acquisition. The liability of $6 million is recorded in other non-current liabilities and is amortized to revenue on a units-of-production basis over the 20-year term of the agreement.

Note 9—Long-term Debt

              Long-term debt consisted of the following:

	As of December 31,
	2012	2011	Interest Rate(b)
	(In millions except rates)
Debt—external:
NRG Marsh Landing LLC, term loans, due 2017 and 2023	$390	$—	L+2.50 - 2.75
NRG Energy Center Minneapolis LLC, senior secured notes, due 2013, 2017, and 2025(a)	137	151	5.95 - 7.31
South Trent Wind LLC, financing agreement, due 2020	72	75	L+ 2.50
NRG Roadrunner LLC, due 2031	46	61	L+2.01
NRG Solar Blythe LLC, credit agreement, due 2028	25	26	L+ 2.50
NRG Solar Avra Valley LLC, financing agreement, due 2030	66	—	L+2.25
PFMG and related subsidiaries financing agreement, due 2030	41	—	6.00
Other	4	—	various

Subtotal	781	313
Debt—affiliate:
Note payable to NRG Energy, Inc.—South Trent	26	32	L+2.00

Subtotal	26	32
Total debt	807	345
Less current maturities(a)	58	33

Total long-term debt	$749	$312

(a)
Includes premium of $1 million as of December 31, 2012 and 2011.

(b)
L+ equals three-month LIBOR plus x%.

              The financing arrangements described below contain certain covenants, including financial covenants, that NRG Yield is required to be in compliance with during the life of the arrangement. For the years ended December 31, 2012 and 2011, these requirements were met.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

Alpine Financing

              On March 16, 2012, NRG Solar Alpine LLC, or Alpine, entered into a credit agreement with a group of lenders, or the Alpine Financing Agreement, for a $166 million construction loan that will convert to a term loan upon completion of the project and a $68 million cash grant loan. On January 15, 2013, the credit agreement was amended reducing the cash grant loan to $63 million. The construction loan has an interest rate of LIBOR plus an applicable margin of 2.50% and the cash grant loan has an interest rate of LIBOR plus an applicable margin of 2.25%. The term loan has an interest rate of LIBOR plus an applicable margin of 2.50%, which escalates 0.25% on the fifth anniversary of the term conversion. The term loan, which is secured by all the assets of Alpine, matures on the 10th anniversary of the term conversion and amortizes based upon a predetermined schedule. The cash grant loan matures upon the earlier of the receipt of the cash grant or February 2013. The Alpine Financing Agreement also includes a letter of credit facility on behalf of Alpine of up to $37 million. Alpine pays an availability fee of 100% of the applicable margin on issued letters of credit. As of December 31, 2012, $2 million was outstanding under the construction loan, nothing was outstanding under the cash grant loans, and $8 million in letters of credit in support of the project were issued. On March 26, 2013, $164 million was drawn under the construction loan, $62 million was drawn under the cash grant loan, and the construction loan was converted to a term loan.

              Also related to the Alpine Financing Agreement, on March 16, 2012, Alpine entered into a series of fixed for floating interest rate swaps for at least 85% of the outstanding term loan amount, intended to hedge the risks associated with floating interest rates. Alpine will pay its counterparty the equivalent of a 2.74% fixed interest payment on a predetermined notional value, and Alpine will receive quarterly the equivalent of a floating interest payment based on a one month LIBOR calculated on the same notional value through December 31, 2012 and based on a three month LIBOR from December 31, 2012 through the term loan maturity date. All interest rate swap payments by Alpine and its counterparty are made monthly through December 31, 2012, and quarterly thereafter and the LIBOR rate is determined in advance of each interest period. The notional amount of the swap, which became effective March 31, 2012, and matures on December 31, 2029, was $141 million as of December 31, 2012 and will increase and amortize in proportion to the loan.

Avra Valley Financing

              On August 30, 2012, NRG Solar Avra Valley LLC, or Avra Valley, entered into a credit agreement with a bank, or the Avra Valley Financing Agreement, for a $66 million construction loan that will convert to a term loan upon completion of the project and an $8 million cash grant loan. Both the construction and cash grant loans have interest rates of LIBOR plus an applicable margin of 2.25%. The term loan has an interest rate of LIBOR plus an applicable margin of 2.25%, which escalates 0.25% on the fifth, tenth, and fifteenth anniversary of the term conversion. The term loan, which is secured by all the assets of Avra Valley, matures on the 18th anniversary of the term conversion and amortizes based upon a predetermined schedule. The cash grant loan matures upon the earlier of three days after the receipt of the cash grant or May 2013. The Avra Valley Financing Agreement also includes a letter of credit facility on behalf of Avra Valley of up to $4 million. Avra Valley pays an availability fee of 100% of the applicable margin on issued letters of credit. As of December 31, 2012, $65 million was outstanding under the construction loan, $1 million was outstanding under the cash grant loans, and no letters of credit in support of the project were issued.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

              Also related to the Avra Valley Financing Agreement, on August 30, 2012, Avra Valley entered into a fixed for floating interest rate swap for at least 90% of the outstanding term loan amount, intended to hedge the risks associated with floating interest rates. Avra Valley will pay its counterparty the equivalent of a 2.333% fixed interest payment on a predetermined notional value, and Avra Valley will receive quarterly the equivalent of a floating interest payment based on a 3 month LIBOR calculated on the same notional value through the term loan maturity date. All interest rate swap payments by Avra Valley and its counterparty are made quarterly and the LIBOR rate is determined in advance of each interest period. The original notional amount of the swap, which becomes effective November 30, 2012, and matures on November 30, 2030 is $59 million and will amortize in proportion to the loan.

Marsh Landing Credit Agreement

              In October 2010, NRG Marsh Landing, LLC, or Marsh Landing, entered into a credit agreement for up to approximately $650 million of commitments to provide construction and permanent financing for the Marsh Landing generation facility. The credit facility consists of a $155 million tranche A senior secured term loan facility, due 2017, a $345 million tranche B senior secured term loan facility, due 2023, a $50 million senior secured letter of credit facility to support Marsh Landing's debt service reserve requirements and a $100 million senior secured letter of credit facility to support Marsh Landing's collateral requirements under its PPA with PG&E. Prior to the commercial operations date of the project, the collateral requirements under the PPA and construction contracts were met by a $165 million cash collateralized letter of credit facility entered into by GenOn Energy Holdings Inc., or GenOn Holdings, a wholly-owned subsidiary of NRG, on behalf of Marsh Landing, which terminated subsequent to the commercial operations date. During the second quarter of 2011, GenOn Holdings satisfied the required initial equity contributions of $147 million and Marsh Landing began borrowing under the credit facility.

              The term loans are to be fully amortized by their maturity dates. The tranche A term loan matures on December 31, 2017 and the tranche B term loan matures on the date that is the earlier of the last day of the first fiscal quarter following the tenth anniversary of the conversion of the credit facility from a construction facility to a permanent facility upon commercial operation of the Marsh Landing project and December 31, 2023. The expiry date of the letters of credit is December 31, 2017. Interest on the tranche A term loan is based on a base rate or a LIBOR rate plus and initial applicable margin of 1.5% for base rate loans and 2.5% for LIBOR loans (with such margin increasing 0.25% every three years). Interest on the tranche B term loan is based on a base rate or a LIBOR rate plus an initial applicable margin of 1.75% for base rate loans and 2.75% for LIBOR loans (with such margin increasing 0.25% every three years). Fees on lenders' exposure under the letters of credit accrue at a rate equal to the applicable margin payable on the tranche A term loan that are based on the LIBOR rate. An undrawn commitment fee applies at a rate of 0.75%.

              Loans under the credit facility will be subject to mandatory prepayment upon the occurrence of certain events, including and event of damage or an event of taking, the receipt of the proceeds of any claim under any document executed in connection with the Marsh Landing project and any amounts payable as a result of termination of the PPA. The credit facility includes customary affirmative and negative covenants and events of default. Negative covenants include limitations on additional debt, liens, negative pledges, investments, distributions, business activities, stock repurchases, asset dispositions, accounting changes, change orders and affiliate transactions. Events of default include

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

non-performance of covenants, breach of representations, cross-acceleration of other material indebtedness, bankruptcy and insolvency, undischarged material judgments, a change in control and a failure to achieve commercial operation of the Marsh Landing project by December 31, 2013.

Thermal

              In 1993, the predecessor entity to NRG Thermal's largest subsidiary, NRG Energy Center Minneapolis LLC, or NRG Thermal Minneapolis, issued $84 million of 7.31% senior secured notes due June 2013, of which $4 million and $12 million remained outstanding as of December 31, 2012 and 2011, respectively. In 2002, NRG Thermal Minneapolis issued an additional $55 million of 7.25% Series A notes due August 2017, of which $24 million and $29 million remained outstanding as of December 31, 2012 and 2011, respectively, and $20 million of 7.12% Series B notes due August 2017, of which $9 million and $10 million remained outstanding as of December 31, 2012 and 2011, respectively. In 2010, NRG Thermal Minneapolis issued $100 million of 5.95% Series C notes due June 23, 2025, of which $100 million remained outstanding as of December 31, 2012 and 2011.

              The indebtedness under these notes is secured by substantially all of the assets of NRG Thermal Minneapolis. NRG Thermal has guaranteed the indebtedness, and its guarantee is secured by a pledge of the equity interests in all of NRG Thermal's subsidiaries.

South Trent Financing Agreement

              In connection with the acquisition, on June 14, 2010, South Trent Wind LLC entered into a financing agreement, or the South Trent Financing Agreement, with a group of lenders, which matures on June 14, 2020. The South Trent Financing Agreement includes a $79 million term loan, as well as a $10 million letter of credit facility in support of the PPA. The South Trent Financing Agreement also provides for up to $7 million in additional letter of credit facilities. The term loan accrues interest at LIBOR plus a margin based upon a grid, which is initially 2.5% and increases every two years by 12.5 basis points. The term loan amortizes quarterly based upon a predetermined schedule with the unamortized portion due at maturity. As of December 31, 2012 and 2011, $72 million and $75 million, respectively, was outstanding under the term loan and $10 million was issued under the letter of credit facility.

Roadrunner Financing

              On May 25, 2011, NRG Roadrunner LLC, or Roadrunner, entered into a credit agreement with a bank, or the Roadrunner Financing Agreement, for a $47 million construction loan that converted to a term loan on January 10, 2012 and a $21 million cash grant loan, both of which have an interest rate of LIBOR plus an applicable margin of 2.01%. The term loan has an interest rate of LIBOR plus an applicable margin which escalates 0.25% every five years and ranges from 2.10% at closing to 2.76% in year fifteen through maturity. The term loan, which is secured by all the assets of Roadrunner, matures on September 30, 2031, and amortizes based upon a predetermined schedule. The cash grant loan matured upon the receipt of the cash grant on March 20, 2012. The proceeds of $21 million were used to repay the cash grant loan of $17 million plus accrued interest, with the remaining cash returned to NRG under the terms of the accounts agreement. The Roadrunner Financing Agreement also includes a letter of credit facility on behalf of Roadrunner of up to $5 million. Roadrunner pays an availability fee of 100% of the applicable margin on issued letters of

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

credit. As of December 31, 2012, $46 million was outstanding under the term loan, a $3 million letter of credit in support of debt service and a $2 million in letters of credit in support of the PPA were issued. As of December 31, 2011, $47 million was outstanding under the construction loan, $14 million was outstanding under the cash grant loans and $2 million in letters of credit in support of the PPA were issued.

Blythe Credit Agreement

              On June 24, 2010, NRG Solar Blythe LLC, or Blythe, entered into a credit agreement with a bank, or the Blythe Credit Agreement, for a $30 million term loan which has an interest rate of LIBOR plus an applicable margin which escalates 0.25% every three years and ranges from 2.5% at closing to 3.75% in year fifteen. The term loan matures in June 2028, amortizes based upon a predetermined schedule, and is secured by all of the assets of Blythe. The bank has also issued two letters of credit on behalf of Blythe, totaling $6 million. Blythe pays an availability fee of 100% of the applicable margin on these issued letters of credit. As of December 31, 2012 and 2011, $25 million and $26 million, respectively, was outstanding under the term loan and $6 million in letters of credit were issued.

PFMG Financing

              On December 19, 2012, the Company through its wholly-owned subsidiaries, PFMG APPLE I LLC, HSD Solar Holdings, LLC, HLE Solar Holdings, LLC, WSD Solar Holdings, LLC, PM Solar Holdings, LLC, and OC Solar 2010, LLC, each as a lessee, entered into a master lease agreement, or the PFMG Financing Agreement, with BA Leasing BSC, LLC as the lessor, for photovoltaic solar electric generating facilities located in Southern California. The term of the lease is for a period of approximately 18 years and expires in December 2030. Under the terms of the agreement, the Company's project subsidiaries sold a portfolio of 21 solar facilities to the lessor in exchange for $41 million, and PFMG Apple I, LLC agreed to lease these facilities back from the lessor, and operate and maintain the facilities. At the end of the lease term, the Company's project entities can exercise an option to repurchase the assets at the fair market value, as defined in the agreement. The interest rate on this financing arrangement is 6.0% and is based on the marginal borrowing rate for non-recourse project financing with similar characteristics. As of December 31, 2012, $41 million was outstanding under the agreement.

GenConn Energy LLC related financings

              NRG Connecticut Peaking Development LLC, or NRG Connecticut Peaking, had an equity bridge loan facility, or EBL, in the amount of $122 million from a syndicate of banks. The purpose of the EBL was to fund NRG Yield's proportionate share of the project construction costs required to be contributed into GenConn Energy LLC, or GenConn, which is a 49.95% equity method investment. The EBL bore interest at a rate of LIBOR +2% on drawn amounts, and was backed by a letter of credit issued by NRG under its Funded Letter of Credit Facility equal to at least 104% of amounts outstanding under the EBL. On September 29, 2010, GenConn's Devon project reached its commercial operations date, or COD, as defined in the financing documents and NRG Connecticut Peaking repaid the $55 million portion of the EBL used to fund the Devon project, and converted $56 million of a promissory note from GenConn into equity. On June 29, 2011, when GenConn's Middletown project reached COD, as defined in the financing documents, NRG Connecticut Peaking repaid the remaining

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

$61 million outstanding under the EBL. The commitment was terminated and the collateral held under the EBL, including the letter of credit issued by NRG was returned.

CVSR related financings

              As discussed in Note 3, Business Acquisitions, in connection with the acquisition, High Plains Ranch II, LLC entered into the CVSR Financing Agreement with the FFB to borrow up to $1.2 billion to fund the costs of constructing the solar facility. The CVSR Financing Agreement matures in 2037 and the loans provided by the FFB are guaranteed by the U.S. DOE. Amounts borrowed under the CVSR Financing Agreement accrue interest at a fixed rate based on U.S. Treasury rates plus a spread of 0.375%, and are secured by the assets of CVSR. As of December 31, 2011, no amounts were drawn under this agreement. In 2012, CVSR submitted an application to the U.S. Department of Treasury for a cash grant for the phase of the project that began commercial operations in 2012. CVSR intends to submit an application for cash grants for the remaining phases as they begin operating commercially. Any proceeds received will be utilized to repay borrowings under the CVSR Financing Agreement. On March 9, 2012, High Plains Ranch II LLC, completed its first borrowing of $138 million under the CVSR Financing Agreement with the Federal Financing Bank. As of December 31, 2012, $786 million was outstanding under the loan.

              Under the terms of the CVSR Financing Agreement, CVSR entered into a series of swaptions with a notional value of $686 million, of 80% of the guaranteed term loan amount, in order to hedge the project interest rate risk. These swaptions mature over a series of seven scheduled settlement dates to correspond with the completion dates of the project.

Interest Rate Swaps—Project Financings

              Many of NRG Yield's project subsidiaries entered into interest rate swaps, intended to hedge the risks associated with interest rates on non-recourse project level debt. These swaps amortize in proportion to their respective loans and are floating for fixed where the project subsidiary pays its counterparty the equivalent of a fixed interest payment on a predetermined notional value and will receive quarterly the equivalent of a floating interest payment based on the same notional value. All interest rate swap payments by the project subsidiary and its counterparty are made quarterly and the LIBOR is determined in advance of each interest period. The following table summarizes the swaps,

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

some of which are forward starting as indicated, related to the Company's project level debt as of December 31, 2012 and 2011.

	% of Principal	Fixed Interest Rate	Floating Interest Rate	Notional Amount at December 31, 2012 (In millions)	Notional Amount at December 31, 2011 (In millions)	Effective Date	Maturity Date
NRG Marsh Landing	75%	1.085%	3-mo. LIBOR	369	—	August 31, 2011	June 28, 2013
NRG Marsh Landing	75%	3.244%	3-mo. LIBOR	500	—	June 28, 2013	June 30, 2023
South Trent Wind LLC	75%	3.265%	3-mo. LIBOR	54	56	June 15, 2010	June 14, 2020
South Trent Wind LLC	75%	4.95%	3-mo. LIBOR	21	21	June 30, 2020	June 14, 2028
NRG Solar Roadrunner LLC	75%	4.313%	3-mo. LIBOR	34	36	September 30, 2011	December 31, 2029
NRG Solar Blythe LLC	75%	3.563%	3-mo. LIBOR	19	20	June 25, 2010	June 25, 2028
NRG Solar Avra Valley LLC	75%	2.333%	3-mo. LIBOR	59	—	November 30, 2012	November 30, 2030
NRG Solar Alpine LLC	75%	2.744%	3-mo. LIBOR	141	—	December 31, 2012	December 31, 2029

Annual Maturities

              Annual payments based on the maturities of NRG Yield's debt, for the years ending after December 31, 2012 are as follows:

(In millions)
2013	$58
2014	60
2015	67
2016	66
2017	44
Thereafter	512

Total	$807

Notes payable to NRG Energy, Inc.—South Trent

              On June 14, 2010, NRG South Trent Holding LLC entered into a $34 million promissory note, or the South Trent Note, with a wholly-owned subsidiary of NRG, which matures on June 13, 2020. Borrowings under the South Trent Note accrue interest at LIBOR plus 2%. The South Trent Note provides customary events of default, which include, among others, nonpayment of principal or interest, breach of other obligations and certain events of bankruptcy or insolvency. As of December 31, 2012 and 2011, $26 million and $32 million, respectively, was outstanding under the South Trent Note. For the years ended December 31, 2012, 2011 and 2010, $1 million of interest expense was incurred related to the South Trent Note.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 10—Segment Reporting

              NRG Yield's segment structure reflects how management currently makes financial decisions and allocates resources. Its businesses are primarily segregated based on conventional power generation, renewable businesses which consist of solar and wind, and the thermal and chilled water business. The Corporate segment reflects the corporate costs associated with NRG Yield.

              NRG Yield derived 10% or $16 million of its total revenue from a customer in its renewable segment in both the years ended December 31, 2012 and 2011. For the year ended December 31, 2010, there were no customers from whom NRG Yield derived more than 10% of consolidated revenues.

	Year Ended December 31, 2012
	Conventional Generation	Renewables	Thermal	Corporate	Total
	(in millions)
Operating revenues	$—	$33	$142	$—	$175
Operating expenses	—	9	103	7	119
Depreciation and amortization	—	10	15	—	25

Operating income/(loss)	—	14	24	(7)	31
Equity in earnings of unconsolidated affiliates	15	4	—	—	19
Other income, net	—	1	—	—	1
Interest expense	—	(20)	(8)	—	(28)

Income/(loss) before income taxes	15	(1)	16	(7)	23
Income tax expense	—	—	—	10	10

Net income/(loss)	$15	$(1)	$16	$(17)	$13

Balance sheet
Equity investments in affiliates	$125	$95	—	—	$220
Capital expenditures(a)	—	453	25	—	478
Total assets	$671	$893	$326	$1	$1,891

(a)
Includes accruals.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 10—Segment Reporting (Continued)

	Year Ended December 31, 2011
	Conventional Generation	Renewables	Thermal	Corporate	Total
	(in millions)
Operating revenues	$—	$26	$138	$—	$164
Operating expenses	—	6	102	6	114
Depreciation and amortization	—	8	14	—	22

Operating income/(loss)	—	12	22	(6)	28
Equity in earnings of unconsolidated affiliates	12	1	—	—	13
Other income, net	1	1	—	—	2
Interest expense	(1)	(9)	(9)	—	(19)

Income/(loss) before income taxes	12	5	13	(6)	24
Income tax expense	—	—	—	9	9

Net income/(loss)	$12	$5	$13	$(15)	$15

Balance sheet
Equity investments in affiliates	$132	$78	$—	$—	$210
Capital expenditures(a)	—	111	20	—	131
Total assets	$132	$415	$326	$1	$874

(a)
Includes accruals.

	Year Ended December 31, 2010
	Conventional Generation	Renewables	Thermal	Corporate	Total
	(in millions)
Operating revenues	$—	$14	$129	$—	$143
Operating expenses	—	4	98	5	107
Depreciation and amortization	—	5	11	—	16

Operating income/(loss)	—	5	20	(5)	20
Equity in earnings of unconsolidated affiliates	1	—	—	—	1
Other income, net	3	—	—	—	3
Interest expense	(2)	(4)	(7)	—	(13)

Income/(loss) before income taxes	2	1	13	(5)	11
Income tax expense	—	—	—	4	4

Net income/(loss)	$2	$1	$13	$(9)	$7

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes

              The income tax provision from continuing operations consisted of the following amounts:

	Year Ended December 31,
	2012	2011	2010
	(In millions, except percentages)
Deferred
U.S. federal	8	8	4
State	2	1	—

Total income tax	$10	$9	$4

Effective tax rate	43.5%	37.5%	36.4%

              A reconciliation of the U.S. federal statutory rate of 35% to NRG Yield's effective rate is as follows:

	Year Ended December 31,
	2012	2011	2010
	(In millions, except percentages)
Income Before Income Taxes	$23	$24	$11

Tax at 35%	8	8	4
State taxes, net of federal benefit	2	1	—

Income tax expense	$10	$9	$4

Effective income tax rate	43.5%	37.5%	36.4%

              The effective tax rates for the years ended December 31, 2012, 2011 and 2010, differ from the statutory rate of 35% primarily due to the impact of state and local income taxes.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes (Continued)

              The temporary differences, which gave rise to the Company's deferred tax assets and liabilities consisted of the following:

	As of December 31,
	2012	2011
	(In millions)
Deferred tax liabilities:
Difference between book and tax basis of property	$84	$59
Intangibles amortization	1	—
Investment in projects	75	60

Total deferred tax liabilities	160	119

Deferred tax assets:
Deferred compensation, pension, accrued vacation and other reserves	1	1
Differences between book and tax basis of contracts	2	3
Derivatives, net	41	10
U.S. federal net operating loss carryforwards	99	73
State net operating loss carryforwards	14	12

Total deferred tax assets	157	99

Net deferred tax liability	$3	$20

              The following table summarizes NRG Yield's net deferred tax position:

	As of December 31,
	2012	2011
	(In millions)
Current deferred tax asset	$1	$1
Non-current deferred tax liability	4	21

Net deferred tax liability	$3	$20

    Deferred tax assets and valuation allowance

              NRG Yield believes that it is more likely than not that future earnings will be sufficient to utilize the deferred tax assets, which includes reversal of existing deferred tax liabilities, and thus a valuation allowance is not required.

              NOL carryforwards—At December 31, 2012 and 2011, NRG Yield had domestic net operating losses, or NOLs, for federal income tax purposes of $99 million and $73 million, respectively, as well as cumulative state NOLs of $14 million and $12 million, respectively, which will expire starting in 2030.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes (Continued)

    Uncertain tax positions

              NRG Yield has not identified any uncertain tax positions that require evaluation as of December 31, 2012 or 2011.

Note 12—Related Party Transactions

NRG Energy, Inc.

              Amounts were allocated from NRG for general corporate overhead costs attributable to the operations of the Predecessor. These amounts totaled $7 million, $6 million and $5 million for the years ended December 31, 2012, 2011 and 2010, respectively. The general corporate overhead expenses incurred by NRG include costs from certain corporate and shared services functions provided by NRG. The amounts reflected include (i) charges that were incurred by NRG that were specifically identified as being attributable to the Predecessor and (ii) an allocation of all of NRG's remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of our facilities. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. All corporate costs that were specifically identifiable to a particular NRG operating facility have been allocated to that facility, including the Predecessor. Where specific identification of charges to a particular NRG operating facility was not practicable, a reasonable method of allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management's estimate of the proportional level of effort devoted by corporate resources that is attributable to each of NRG Yield's operating facilities. In the opinion of management, the cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of doing business by the Predecessor. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

Marsh Landing

              At December 31, 2012, NRG had obligations outstanding under surety bonds of $4 million related to credit support for the transmission upgrades PG&E will be making in order to connect the Marsh Landing generating facility to the power grid.

              GenOn Energy Services, LLC, a wholly-owned subsidiary of NRG, provides Marsh Landing with various administrative services, which currently include processing and paying invoices. Marsh Landing reimburses GenOn Energy Services for these amounts. Costs were incurred under this agreement of $2 million were recorded to construction in progress during the period from December 15, 2012 to December 31, 2012.

South Trent

              On August 16, 2010, South Trent, entered into an agreement with NRG Texas Power LLC, or NRG Texas, a wholly owned subsidiary of NRG, to provide operational project management services and an agreement with NRG Texas to provide administrative services to the wind farm. Each contract allows for an annual charge of $200 thousand, with annual escalation. In addition, the first contract allows for, after expiration of the warranty period in December 2010, a scheduled maintenance fee of

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 12—Related Party Transactions (Continued)

$5,160 per turbine and an unscheduled maintenance crew fee of $396,000 annually, both with an annual escalation. Finally, the first agreement also allows for reimbursement of expenses. For each of the years ended December 31, 2012 and 2011, NRG Yield paid NRG Texas approximately $1 million for services rendered.

Borrego

              NRG Solar LLC, a wholly owned subsidiary of NRG, contributed solar panels with a cost of $6 million to NRG Solar Borrego I LLC, or Borrego. The transaction was recorded as a non-cash contribution to equity.

Thermal

              NRG Energy Center Dover LLC, or NRG Dover, a subsidiary of the Company is party to a Power Sales and Services Agreement with NRG Power Marketing LLC, or NRG Power Marketing, a wholly-owned subsidiary of NRG. The agreement is automatically renewed on a month-to-month basis unless terminated by either party upon at least 30 day written notice. Under the agreement, NRG Power Marketing has the exclusive right to (i) manage, market and sell power, (ii) procure fuel and fuel transportation for operation of the Dover generating facility, to include for purposes other than generating power, (iii) procure transmission services required for the sale of power, and (iv) procure and market emissions credits for operation of the Dover generating facility.

              In addition, NRG Power Marketing has the exclusive right and obligation to direct the output from the generating facility, in accordance with and to meet the terms of any power sales contracts executed against the power generation of the Dover facility. Under the agreement, NRG Power Marketing pays NRG Dover gross receipts generated through sales, less costs incurred by NRG Power Marketing related to providing such services as transmission and delivery costs, as well as fuel costs. During 2011, the existing coal purchase contract expired and NRG Power Marketing entered into a new contract, which expired in December 2012, to purchase coal for the Dover Facility. For the years ended December 31, 2012, 2011 and 2010, NRG Dover purchased approximately $2 million, $4 million and $5 million, respectively, under these agreements.

GenConn

              GenConn incurred fees under a construction management agreement, or CMA, with a wholly owned subsidiary of NRG. The fees incurred under the CMA were $3 million and $5 million for the years ended December 31, 2011 and 2010, respectively. The construction at GenConn was completed in June 2011.

              GenConn incurs fees under O&M agreements with two wholly owned subsidiaries of NRG. The fees incurred under the O&M agreements were $5 million, $4 million and $2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Long-Term Debt and Letters of Credit

              NRG's financial support related to NRG Yield's investments in CVSR is described in Note 5, Investments Accounted for by the Equity Method and Variable Interest Entities.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 12—Related Party Transactions (Continued)

              NRG Yield has various debt arrangements between its various subsidiaries and NRG, as further discussed in Note 9, Long-Term Debt. NRG has also issued letters of credit on behalf of NRG Yield's subsidiaries for the following projects:

	As of December 31,
	2012	2011
	(in millions)
Marsh Landing	$131	$—
Alpine	8	8
Borrego	9	8

	$148	$16

Note 13—Commitments and Contingencies

    Operating Lease Commitments

              NRG Yield leases certain facilities and equipment under operating leases, some of which include escalation clauses, expiring on various dates through 2041. The effects of these scheduled rent increases, leasehold incentives, and rent concessions are recognized on a straight-line basis over the lease term unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed. Lease expense under operating leases was $2 million, $2 million and $1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

              Future minimum lease commitments under operating leases for the years ending after December 31, 2012, are as follows:

Period	(In millions)
2013	$2
2014	2
2015	2
2016	1
2017	1
Thereafter	10

Total	$18

    Coal, Gas and Transportation Commitments

              NRG Yield has entered into contractual arrangements to procure power, fuel and associated transportation services; for the years ended December 31, 2012, 2011 and 2010, NRG Yield purchased $30 million, $36 million and $33 million, respectively, under such arrangements.

              As of December 31, 2012, NRG Yield's commitments under such outstanding agreements are estimated to be $14 million through December 31, 2013.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 13—Commitments and Contingencies (Continued)

    Engineering, Procurement and Construction, or EPC, Agreements

              On October 28, 2011, NRG Solar Alpine LLC, or Alpine, a wholly owned subsidiary, executed an EPC agreement with First Solar Electric Inc. (First Solar) to design, engineer and procure certain equipment and materials, install, construct test, commission and energize a 66 MW solar generating facility. Alpine has a 20 year PPA with Pacific Gas & Electric to supply all the energy output as well as renewable energy attributes from the facility. The Company expects commercial operations of the facility to be during the first quarter of 2013. For the years ended December 31, 2012 and 2011, costs of $114 million and $21 million, respectively, were incurred under the agreement.

              On November 30, 2011, Borrego executed an EPC agreement with Sunora Energy Solutions I LLC, or Sunora, to design, engineer and procure certain equipment and materials, install, construct test, commission and energize the 26 MW solar generating facility. Borrego has a 25 year PPA with San Diego Gas & Electric Co. to supply all the energy output as well as renewable energy attributes from the facility. Borrego began commercial operations during the first quarter of 2013. For the year ended December 31, 2012, a total of $21 million were incurred under this agreement. No costs were incurred prior to 2012.

              On December 19, 2011, NRG Solar Avra Valley LLC, or Avra Valley, executed an EPC agreement with First Solar to design, engineer and procure certain equipment and materials, install, construct test, commission and energize the 25 MW solar generating facility. Avra Valley has a 20 year PPA with Tucson Electric Co. to supply all the energy output as well as renewable energy attributes from the facility. Avra Valley began commercial operations during the fourth quarter of 2012. For the year ended December 31, 2012, a total of $88 million were incurred under this agreement. No costs were incurred prior to 2012.

              In September 2009, Marsh Landing entered into the Siemens Turbine Generator Supply and Services Agreement, or Siemens Agreement, with Siemens Energy, Inc., or Siemens for the design and manufacturing of four combustion turbine generator units. In May 2010, Marsh Landing entered into an EPC agreement with Kiewit for the construction of the Marsh Landing generating facility. Under the EPC agreement, Kiewit is to design and construct the Marsh Landing generating facility on a turnkey basis, including all engineering, procurement, construction, commissioning, training, start-up and testing. The lump sum cost of the EPC agreement is $511 million, including the $212 million total cost under the Siemens Agreement which was assigned to Kiewit in connection with the execution of the EPC agreement. The lump sum cost excludes the reimbursement of California sales and use taxes due under the Siemens Agreement. As of December 31, 2012, total cost incurred to date under the EPC agreement was $464 million. The remaining cost under the EPC agreement is $47 million and is expected to be incurred in 2013. As security for its obligations under the EPC Agreement, Kiewit provides a corporate guarantee from Kiewit Construction Company of its obligations under the EPC Agreement and a letter of credit in the amount of $32 million, reducing to $11 million upon substantial completion of the facility.

Contingencies

              In the normal course of business, NRG Yield is subject to various claims and litigation. Management expects that these various litigation items will not have a material adverse effect on the results of operations or financial position of NRG Yield.

NRG YIELD

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 14—Stockholders' Equity

              NRG Yield's historical stockholder's equity reflects the capital contributed by the Parent, as well as its retained earnings and accumulated comprehensive loss. The capital contributions were primarily paid in cash, with certain non-cash contributions of $93 million, $5 million and $17 million for the years ended December 31, 2012, 2011 and 2010, respectively.

              The non-cash contributions for 2012 represent the acquisition of Marsh Landing, as further described in Note 3, Business Acquisitions, including the pushdown of deferred tax assets, and the contribution of solar panels. The non-cash contributions for 2011 represent the contribution of the intangible assets for the Roadrunner and Alpine PPAs and the non-cash contributions for 2010 represent the contribution of a note receivable for Avenal.

              NRG Yield also returned capital to NRG, primarily in connection with the financing arrangements that were entered into during the years ended December 31, 2012, 2011 and 2010, as well as when available under the various financing arrangements. In addition, certain intercompany balances were settled through equity.

              NRG Yield's net assets are subject to restrictions associated with the related financing arrangements, including the ability to transfer assets out of subsidiaries and the ability to pay dividends. As of December 31, 2012, NRG Yield had net assets of $281 million that were deemed restricted for purposes of Rule 4-08(e)(3)(iii) of Regulation S-X.

Report of Independent Registered Public Accounting Firm

To the Management Committee of GCE Holding LLC:

              We have audited the accompanying consolidated financial statements of GCE Holding LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and December 31, 2011, and the related consolidated statements of income, of changes in equity and of cash flows for the three years ended December 31, 2012.

Management's Responsibility for the Consolidated Financial Statements

              Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

              Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

              An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GCE Holding LLC and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for the three years ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

              As discussed in the "Related Party Transaction" note to the consolidating financial statements, GCE Holding LLC has entered into significant transactions with The United Illuminating Company and NRG Connecticut Peaking Development LLC, which are related parties.

/s/ PricewaterhouseCoopers LLP

April 26, 2013

GCE HOLDING LLC

Consolidated Statement of Income

For the Years Ended December 31, 2012, 2011, and 2010

(in 000's)

	2012	2011	2010
Operating revenues	$77,816	$67,417	$18,921
Operating expense	11,528	13,834	7,504
Depreciation and amortization expense	16,762	12,829	3,393
Taxes other than income	4,763	4,065	9

Income from operations	44,762	36,690	8,014
Other income and (deductions)	(1)	(32)	(1)
Interest expense	15,513	12,895	5,578

Income	$29,249	$23,763	$2,435

The accompanying Notes to the Consolidated Financial Statements are an integral part of the financial statements.

GCE Holding LLC

Consolidated Balance Sheets

As of December 31, 2012 and 2011

(in 000's)

	2012	2011
Assets
Current assets:
Cash	$—	$—
Restricted cash	11,351	19,473
Regulatory assets	6,699	9,443
Accounts receivable	11,351	9,319
Other current assets	628	46
Fuel oil inventory	3,620	3,833
Materials & supplies inventory	2,039	2,018
Unamortized debt expense	1,502	1,502

	37,189	45,635
Property, plant and equipment:
In-service	478,598	476,544
Accumulated depreciation and amortization	(30,663)	(14,731)

Net property, plant & equipment	447,935	461,813
Long term assets:
Unamortized debt expense	3,593	5,007
Regulatory assets	7,665	4,150

	11,257	9,157

Total assets	$496,381	$516,605

Liabilities and Equity
Current liabilities:
Accounts payable	$6,436	$3,197
Accrued liabilities	1,972	2,370
Regulatory liabilities	1,242	922
Current portion of long term debt	8,100	8,280
Interest payable on long term debt	24	98
Interest payable on related party notes payable	—	256
Derivative liability	6,538	8,505
Other current liabilities	92	100

	24,404	23,727
Long term liabilities:
Long term debt	220,295	228,395
Regulatory liability	1,640	582
Asset retirement obligation	565	522
Other	9	73

	222,509	229,572
Equity:
Paid-in capital	249,322	253,061
Retained earnings	145	10,245

	249,467	263,306

Total liabilities and equity	$496,381	$516,605

The accompanying Notes to the Consolidated Financial Statements are an integral part of the financial statements.

GCE Holding LLC

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2012, 2011, and 2010

(in 000's)

	2012	2011	2010
Net income	$29,249	$23,763	$2,435
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation & Amortization expense	15,975	12,860	3,393
Amortization of Debt Issuance Costs	1,502	1,189	438
Amortization of regulatory assets	874	30	6
Net regulatory asset/liability	1,967	(1,357)	—
Net derivative asset/liability	(1,967)	—	—
Changes in:
Accounts receivable	(2,031)	(4,044)	(5,275)
Other current assets	(306)	65	(110)
Prepayments	(276)	—	—
Fuel oil inventory	213	(2,394)	(1,439)
Materials & supplies inventory	(21)	(256)	(1,762)
Accounts payable	1,927	834	389
Accrued liabilities	(467)	1,419	29
Other current liabilities	92	—	—
Taxes payable	(94)	(23)	29
Regulatory asset/liability	(1,990)	(2,615)	—

Total cash provided by (used in) operating activities	44,647	29,470	(1,867)

Plant expenditures including AFUDC debt	(984)	(72,946)	(184,922)
Changes in restricted cash	8,123	13,102	5,184
Other	(330)	2,122	(467)

Total cash provided by (used in) investing activities	6,808	(57,722)	(180,205)

Borrowings of long term debt	—	43,568	151,682
Repayments of long term debt	(8,280)	(5,215)	(1,110)
Borrowings of related party notes payable	—	1,852	19,500
Debt issuance costs	(88)	—	—
Distribution to partners	(43,090)	(15,953)	—
Contribution of capital	2	4,000	12,000

Total cash provided by (used in) financing activities	(51,455)	28,252	182,072

Net change for the period	—	—	—
Balance at beginning of period	—	—	—

Balance at end of period	—	—	—

Cash paid during the period for:
Interest	$12,804	$14,687	$14,221

Non-cash investing activity:
Plant expenditures included in ending payables	1,698	$1,954	$33,358

Non-cash financing activity:
Intercompany notes payable	—	$(125,979)	$(111,081)

Contribution of capital	—	$125,979	$111,081

The accompanying Notes to the Consolidated Financial Statements are an integral part of the financial statements.

GCE Holding LLC

Consolidated Statement of Changes in Equity

For the Years Ended December 31, 2012, 2011, and 2010

(in 000's)

Paid-in Capital
Balance as of December 31, 2009	$2

Contribution of capital	123,081

Balance as of December 31, 2010	$123,083

Contribution of capital	129,979

Balance as of December 31, 2011	$253,061

Contribution of capital	$2
Return of capital	(3,741)

Balance as of December 31, 2012	$249,322

Retained Earnings
Income for 2009	$—

Income for 2010	$2,435

Income for 2011	23,763
Distribution to partners	(15,953)

Balance as of December 31, 2011	$10,245

Income for 2012	29,249
Distribution to partners	(39,349)

Balance as of December 31, 2012	$145

The accompanying Notes to the Consolidated Financial Statements are an integral part of the financial statements.

GCE Holding LLC

Notes to the Consolidated Financial Statements

Organization

              GCE Holding LLC (GCE) is a 50-50 joint venture between The United Illuminating Company (UI) and NRG Connecticut Peaking Development LLC, an indirect wholly-owned subsidiary of NRG Energy, Inc. (NRG). GenConn Energy LLC (GenConn) is a wholly-owned subsidiary of GCE. GenConn consists of two peaking generation plants, GenConn Devon LLC (GenConn Devon) and GenConn Middletown LLC (GenConn Middletown), which were chosen by the Connecticut Public Utilities Regulatory Authority (PURA), formerly the Department of Public Utility Control (DPUC), to help address the state's growing need for more power generation during the heaviest load periods. The two peaking generation plants, each with a nominal capacity of 200 megawatts (MW), are located at NRG's existing Connecticut plant locations in Devon and Middletown. GenConn Devon became operational in June 2010 and GenConn Middletown became operational in June 2011.

Basis of Presentation

              The accounting records of GenConn are maintained in conformity with accounting principles generally accepted in the United States of America (GAAP).

              The accounting records for GenConn are also maintained in accordance with the uniform systems of accounts prescribed by the Federal Energy Regulatory Commission (FERC) and PURA.

              The preparation of financial statements in conformity with GAAP requires management to use estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Certain amounts reported in the Consolidated Financial Statements in previous periods have been reclassified to conform to the current presentation, primarily related to the presentation of intercompany receivables and payables.

              GenConn has evaluated subsequent events through the date its financial statements were available to be issued, April 26, 2013.

Consolidation

              The consolidated financial statements of GCE include the results of operations and financial position of its wholly-owned subsidiaries GenConn Devon and GenConn Middletown. Intercompany accounts and transactions have been eliminated in consolidation.

New Accounting Standards

              In May 2011, the Financial Accounting Standards Board issued amendments to authoritative guidance on fair value measurements and disclosures which did not have an impact on GenConn's consolidating financial statements.

Regulatory Accounting

              GenConn bid its full capacity of the GenConn Devon and GenConn Middletown facilities into the ISO-New England, Inc. (ISO-NE) locational forward reserve market (LFRM) for the winter 2011/2012 period (October 1, 2011—May 31, 2012), for the summer 2012 period (June 1, 2012—September 30, 2012) and for the winter 2012/2013 period (October 1, 2012—May 31, 2013). GenConn

GCE Holding LLC

Notes to the Consolidated Financial Statements (Continued)

bids the full capacity of the facilities into the ISO-NE forward capacity market (FCM), once per year, three years in advance and currently has capacity supply obligations through May 31, 2016.

              GenConn filed a revenue requirements application with PURA on July 27, 2012, seeking approval of its 2013 revenue requirements for both the GenConn Devon and GenConn Middletown facilities. A final decision (2013 Decision) was issued by PURA on January 9, 2013 approving revenue requirements of $73.3 million for GenConn ($33.1 million for the Devon facility and $40.2 million for the Middletown facility, respectively). Additionally, GenConn was granted a 9.75% Return on Equity (ROE) for 2013 in the 2013 Decision. PURA also ruled in the 2013 Decision that the GenConn project costs that were in excess of the costs originally submitted in 2008, were prudently incurred and are recoverable. Recovery of these costs is included in the determination of the 2013 approved revenue requirements. The increase in project costs was driven in large part by increased financing costs and the cost to build interconnection facilities at GenConn Middletown.

              Certain ISO-NE revenues and charges that were not included in the Contract for Differences (CfD) calculation were recorded and collected or paid through the ISO-NE settlement process from June 2010 through September 2011. In GenConn's 2011 revenue requirements proceeding, parties in that proceeding questioned the treatment of the revenues and charges with respect to the CfD calculation. The parties reached a settlement, which was approved by PURA, wherein GenConn reimbursed Connecticut Light & Power (CL&P) $3.0 million during the first quarter of 2012. This amount was fully accrued as of December 31, 2011.

              Management has determined that GenConn meets the criteria for an entity with regulated operations as defined by the authoritative guidance on accounting for the effects of certain types of regulation. As such, GenConn has established regulatory assets for certain costs deferred if it is probable that it will be able to recover such costs in future revenues, and has established regulatory liabilities for certain obligations recognized if it is probable that it will be relieved of such liabilities in future revenues based on the criteria outlined in the PURA decisions related to the types of costs that are recoverable. Furthermore, GenConn has received approval from PURA in its final revenue requirements decisions allowing for the recovery and/or return of property taxes, transmission related

GCE Holding LLC

Notes to the Consolidated Financial Statements (Continued)

operating costs and interest expense. GenConn's regulatory assets and liabilities as of December 31, 2012 and 2011 included the following (in 000's):

Regulatory Assets:	Remaining Period	As of December 31,	As of December 31,
Mark-to-market adjustments related to interest rate swaps	(a) 4 years	$6,539	$8,505
Property taxes	1 year	665	5
Deferred project costs	(b)	5,769	2,804
Financing costs	27 years	1,229	1,273
Operating costs	(c)	41	832
Interest expense	(d)	121	141
Bonus depreciation	(e)	—	33

Total Regulatory Assets		14,364	13,593
Less current portion of Regulatory Assets		6,699	9,443

Regulatory Assets, long-term		$7,665	$4,150

Regulatory Liabilities:
Interest expense	(d)	$43	$187
Property tax expense	(f)	—	203
Operating costs	(c)	2,215	—
Maintenance costs	(g)	624	542
Bonus depreciation	(e)	—	572

Total Regulatory Liabilities		2,882	1,504
Less current portion of Regulatory Liabilities		1,242	922

Regulatory Liabilities, long-term		$1,640	$582

(a)
Related to debt agreement which expires in April 2016. Balance classified as current as it adjusts with the market.

(b)
Represents project repair costs. Recovery to be determined in future revenue requirements.

(c)
Represents a true-up of actual transmission related operating costs to amounts allowed in revenue requirements. The current portion will be recovered or returned in 2013 as allowed in PURA final decisions.The recovery or return of the long-term portion will be determined in future revenue requirements proceedings.

(d)
Represents a true-up of actual interest costs to amounts allowed in revenue requirements. The current portion will be recovered or returned in 2013 as allowed in PURA final decisions. The recovery or return of the long-term portion will be determined in future revenue requirements proceedings.

(e)
True-up of the actual partners' deferred tax effects related to bonus depreciation to amounts allowed in revenue requirements were fully amortized as of 12/31/12.

(f)
True-up of property taxes to amounts allowed in revenue requirements were fully amortized as of 12/31/12.

(g)
Represents current collections for future anticipated large equipment maintenance costs.

GCE Holding LLC

Notes to the Consolidated Financial Statements (Continued)

Cash and Temporary Cash Investments

              GenConn considers all of its highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash and temporary cash investments.

Restricted Cash

              The use of all cash, including amounts derived from borrowings of notes payable and long-term debt as well as from the collection of accounts receivable, is restricted per the project financing agreements as certain payments, such as scheduled payments of long-term debt, are required to be made prior to dividend payments. Payments made outside the provisions of the project financing require prior approval from the bank.

Inventory

              Inventory primarily consists of fuel oil and materials and supplies. Fuel oil is stated primarily at the lower of cost or market value under the weighted average cost method. Materials and supplies inventory is valued at weighted average cost and is expensed to operating expense or capitalized to property, plant and equipment as the parts are utilized and consumed.

Accrued Liabilities

              Accrued liabilities primarily consist of accrued property tax expense relating to GenConn Devon and GenConn Middletown which have entered into 30 year tax stabilization agreements with the City of Milford and the City of Middletown, respectively.

Asset Retirement Obligation

              The fair value of the liability for an asset retirement obligation is recorded in the period in which it is incurred and the cost is capitalized by increasing the carrying amount of the related long-lived asset. The liability is adjusted to its present value periodically over time, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement, the obligation is settled either at its recorded amount or a gain or a loss is incurred.

Revenue Recognition

              Operating revenues are recognized when contractually earned in the period provided and consist of revenues received from power and capacity sales into the ISO-NE markets and from CL&P under the CfD based on authorized rates approved by regulatory bodies and can be changed only through formal proceedings

Property, Plant and Equipment (PP&E)

              PP&E is reflected in the accompanying Balance Sheet at cost. Provisions for depreciation on in-service PP&E are computed on a straight-line basis over a 30 year life which was determined by the term of the CfD (see below) and is representative of the economic life of the plant. The costs of current repairs, major maintenance projects and minor replacements are charged to appropriate operating expense accounts as incurred. Other plant includes other project costs primarily related to civil, mechanical, and electrical site work.

GCE Holding LLC

Notes to the Consolidated Financial Statements (Continued)

GCE's in-service property, plant and equipment were comprised as follows (in 000's):

	2012	2011
Gas Turbines	$139,027	$147,567
Other Plant	304,310	293,716
Capitalized Interest (AFUDC)	35,261	35,261

Gross PP&E In-service	$478,598	$476,544

Impairment of Long-Lived Assets and Investments

              The authoritative guidance on property, plant, and equipment requires the recognition of impairment losses on long-lived assets when the book value of an asset exceeds the sum of the expected future undiscounted cash flows that result from the use of the asset and its eventual disposition. If impairment arises, then the amount of any impairment is measured based on estimated fair value.

              The authoritative guidance on property, plant, and equipment also requires that rate-regulated companies recognize an impairment loss when a regulator excludes all or part of a cost from rates, even if the regulator allows the company to earn a return on the remaining costs allowed. The probability of recovery and the recognition of regulatory assets under the criteria of the authoritative guidance on accounting for the effects of certain types of regulation must be assessed on an ongoing basis. At December 31, 2012, GenConn (as a rate regulated entity) did not have any assets that were impaired under this standard.

Allowance for Funds Used During Construction (AFUDC)

              In accordance with the uniform system of accounts prescribed by the FERC and PURA, GenConn capitalizes AFUDC, which represents the approximate cost of debt and equity devoted to plant under construction and is included in Interest Expense for the portion related to debt and Other Income and Deductions for the portion related to equity in the accompanying Consolidated Statements of Operations.

Contract for Differences

              GenConn recovers its costs under two PURA-approved CfD agreements which are cost of service based and settle on a monthly basis. GenConn has signed CfDs for both facilities with CL&P both with terms of 30 years beginning upon the operations of each plant. Under the terms of the CfD, CL&P will either pay GenConn Devon and GenConn Middletown for the under-recovery or will be reimbursed by those entities for the over-recovery of revenues based on their participation in the ISO-NE markets.

              These contracts are accounted for on an accrual basis. Under the CfDs, GenConn agrees that the PURA will determine its cost-of service rate in accordance with the related decisions. Also under the CfD, GenConn agrees to have the units participate and to bid all of the units in ISO-NE Markets as directed by the PURA.

Long-Term Debt

              GenConn obtained project financing from a consortium of banks on April 24, 2009 that made $243 million available for construction and related activities, and $48 million for a working capital

GCE Holding LLC

Notes to the Consolidated Financial Statements (Continued)

facility (collectively, the "Project Financing"). The working capital facility also permits the issuance of letters of credit. The interest rate on the Project Financing is equal to either the Base Rate or Eurodollar Rate plus the Applicable Margin, as each is defined in the related agreements. The effective interest rate as of December 31, 2012 was 4.03%.

              The availability under the working capital facility was reduced to $30 million on December 29, 2011 (90 days after the GenConn Middletown completion date). On March 22, 2012, the working capital facility was increased to $35 million. As of December 31, 2012, there were no borrowings under the working capital facility and there were letters of credit outstanding totaling $11.1 million and $22.0 million related to GenConn Devon and GenConn Middletown, respectively.

              The maturity date of the Project Financing is April 24, 2016, provided that the working capital facility is paid in full on its maturity date of April 24, 2014. Principal payments are required to be made quarterly on the original $243 million borrowed. Borrowings on the Project Financing are reflected as Long-Term Debt in the accompanying Consolidated Balance Sheet.

              Substantially all of the assets of GenConn serve as collateral for the Project Financing. As of December 31, 2012 and 2011, the carrying value of the Long-Term Debt approximated fair value. Under the Project Financing, GenConn is required to comply with certain covenants including the requirement to maintain a historical debt service coverage ratio (as defined) of at least 1.1 to 1.0. As of December 31, 2012, GenConn's historical debt service coverage ratio was 2.59. In addition, GenConn is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months and the next twelve months are at least 1.3 to 1.0. As of December 31, 2012, GenConn had met all of its debt service coverage ratios to date. Information regarding repayments is set forth below (in 000's):

During the twelve months ended December 31st:	Total
2013	$8,100
2014	8,100
2015	8,100
2016	204,095

$228,395

              GenConn filed an application with PURA on June 28, 2012, seeking approval to refinance its long-term debt. In the application, GenConn requested the flexibility to execute a refinancing in order to access credit and/or bank markets when market conditions are deemed favorable by issuing notes in the private placement market or executing a bank loan in the bank market or a combination of notes and bank debt during the financing period, which would end on April 24, 2016, the maturity of the existing project financing. The working capital facility matures on April 24, 2014. PURA issued a final decision on August 13, 2012 granting approval of GenConn's application.

Unamortized Debt Expense

              GCE and GenConn deferred debt issuance costs incurred on the bank and project financings, which are being amortized over the term of the related debt and allocated evenly to both GenConn Devon and GenConn Middletown. The amortization and associated unamortized debt issuance cost balances are accounted for at GenConn Devon and GenConn Middletown as such amounts are recovered in rates. The unamortized debt issuance costs are included in Unamortized Debt Expense in the accompanying Consolidated Balance Sheet as of December 31, 2012 and 2011.

GCE Holding LLC

Notes to the Consolidated Financial Statements (Continued)

Related Party Transactions

              There are no employees of GCE or any of its subsidiaries. UI and NRG (the Partners) are paid, through GCE, for services to GenConn which include administration, plant operations, construction and energy management pursuant to contractual arrangements. As of December 31, 2012 and December 31, 2011, amounts owed to the Partners for services was $0.8 million and $1.0 million, respectively, are included in Accounts Payable in the accompanying Consolidated Balance Sheet. For the years ended December 31, 2012, 2011, and 2010 amounts paid to the Partners for services was $9.3 million, $22.4 million, and $16.9 million, respectively.

              For the years ended December 31, 2012, 2011, and 2010 amounts paid to the Partners, through GCE, for interest was zero, $2.5 million and $7.5 million, respectively.

              For the years ended December 31, 2012, 2011, and 2010 interest expense on the related party notes from the Partners was zero, $2.4 million, and $6.7 million, respectively, and is included in the accompanying Consolidated Statements of Operations.

              GenConn made distributions, through GCE, to the Partners of $39.3 million, $15.9 million, and zero for the years ended December 31, 2012, 2011, and 2010, respectively.

              GenConn returned a portion of the Partner's investment, through GCE, of $3.7 million and zero for the years ended December 31, 2012, 2011, and 2010, respectively.

              GenConn Devon and GenConn Middletown lease both facilities and land from Devon Power LLC (Devon Power) and Middletown Power LLC (Middletown Power), respectively, both of which are subsidiaries of NRG. See the Lease Obligations section for additional details.

Income Taxes

              GCE is not subject to federal or state income taxes. UI and NRG are required to report on their federal and, as required, state income tax return its share of GCE's income, gains, losses, deductions and credits. Accordingly, there is no provision for income taxes in the accompanying consolidated financial statements.

Derivatives

              In connection with the Project Financing, in April 2009, GenConn entered into an interest rate swap agreement with each of the five of the banks participating in the syndication to reduce the risk of unfavorable changes in variable interest rates related to a portion of the Project Financing. The swaps have the effect of converting variable rate payments to fixed rate payments on approximately $42 million to $121 million principal amount outstanding of Project Financing debt through December 31, 2014 with quarterly settlements that began on March 31, 2010. Any income generated from the agreement is expected to be credited to customers and any expense generated is expected to be recovered from customers through PURA-approved revenue requirements. GenConn is accounting for the interest rate swap agreement as an economic hedge. As such, GenConn established a regulatory liability or asset for the mark-to-market adjustments related to the interest rate swaps. As of December 31, 2012 and 2011, $6.5 million and $8.5 million, respectively, were recorded as a Derivative Liability offset by a Regulatory Asset in the accompanying Consolidated Balance Sheet. The fair value hierarchy levels are Level 1 (quoted prices in active markets for identical assets and liabilities), Level 2 (significant other observable inputs), and Level 3 (significant unobservable inputs).

GCE Holding LLC

Notes to the Consolidated Financial Statements (Continued)

              GenConn utilizes an income approach valuation technique to value the interest rate swap derivatives measured and reported at fair value. As required by the authoritative guidance on fair value measurements, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The interest rate swaps are valued based on the annual London Interbank Offering Rate (LIBOR) index. GenConn's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. GenConn has determined that the fair value of its interest rate swap derivatives are measured using Level 2 inputs.

Contingencies

              In the ordinary course of business, GCE and its subsidiaries are involved in various proceedings, including legal, tax, regulatory and environmental matters, which require management's assessment to determine the probability of whether a loss will occur and, if probable, an estimate of probable loss. When assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated, GCE accrues a reserve and discloses the reserve and related matter. GCE discloses matters when losses are probable for which an estimate is reasonably possible. Subsequent analysis is performed on a periodic basis to assess the impact of any changes in events or circumstances and any resulting need to adjust existing reserves or record additional reserves.

              In April 2011, a circuit interconnecting two of the four units at the GenConn Middletown facility to the gas insulated substation failed. The circuit was replaced; however, it continued to exhibit persistent partial discharge and was monitored via periodic testing. In March 2012, GenConn filed a lawsuit seeking damages against the electrical contractor responsible for the design and installation of the defective circuit. Please refer to Deferred Project Costs included in the Regulatory Accounting table for further information for costs incurred as of December 31, 2012 regarding the defective equipment.

              On July 13, 2012, two of the four units at the GenConn Middletown facility were taken out of service due to further partial discharge testing results on the related cable and terminal interconnection equipment within the circuit to address operational and safety concerns. On August 8, 2012, the remaining two units at the GenConn Middletown facility were taken out of service due to similar partial discharge test results. GenConn hired another electrical contractor to undertake the replacement of the defective equipment. The defective equipment was replaced during the second half of 2012 and all four units were returned to service on January 19, 2013. As a result of the outage, GenConn incurred penalties for not achieving availability in the LFRM in the amount of $0.1 million during the twelve months ended December 31, 2012. Penalties incurred from January 1 through January 19, 2013 were minor. The penalties incurred are included in the Operating Expenses in the accompanying Consolidated Statements of Operations. The amount is net of the amount of coverage GenConn obtained for the unavailable capacity.

              In March 2012, the former electrical contractor responsible for the failed installation filed a mechanic's lien on the GenConn Middletown project in the amount of $1.8 million. In order to comply with certain covenants under the project financing, GenConn Middletown was required to post a surety bond for the total amount which discharged the lien. As of December 31, 2012, GenConn Middletown recorded $0.4 million as a regulatory asset and accrued $0.7 million, which was included in Property, Plant and Equipment, related to the $1.8 million claim. GenConn Middletown is currently awaiting a response from the former electrical contractor for detailed support for the remaining $0.7 million claim. Until a response is received, GenConn Middletown cannot presently assess the merit of this

GCE Holding LLC

Notes to the Consolidated Financial Statements (Continued)

claim. To the extent that GenConn is required to satisfy any of the claims, recovery of such costs would be expected through future rates.

              In July 2011, GenConn Devon and the former general contractor responsible for the construction of the GenConn Devon facility entered into a settlement agreement with respect to change order requests and delay and impact claims and pursuant to which GenConn Devon paid a settlement amount of $10.5 million upon satisfaction of certain conditions performed by the former general contractor. In April 2011, GenConn Middletown settled a claim by the former general contractor for work at the GenConn Middletown facility and entered into a settlement agreement pursuant to which GenConn Middletown paid a settlement amount of $3.0 million which is included in Property, Plant and Equipment in the accompanying Consolidated Balance Sheet. PURA has approved GenConn's recovery of the associated costs.

              In December 2010, GenConn Middletown was required to provide a $1.4 million Letter of Credit (LC) to the owner of the transmission facilities to which GenConn Middletown connects. The LC is related to remaining work on the transmission facilities. Correspondingly, GenConn Middletown has a $3.5 million performance bond from the contractor required to complete the remaining work. In April 2011, GenConn Middletown was required to provide an additional $0.9 million LC for additional work on the same transmission facilities. In February 2013, the $0.9 million LC was reduced to $0.05 million and the $3.5 million performance bond from the contractor was reduced to $0.1 million as a significant portion of the work on the transmission facilities has been completed. The $1.4 million LC was released by the owner of the transmission facilities during the first quarter of 2013.

Lease Obligations

              Operating leases with Devon Power and Middletown Power consist primarily of leases of facilities and land for both GenConn Devon and GenConn Middletown. For the years ended December 31, 2012, 2011, and 2010, operating lease expense for GenConn Devon and GenConn Middletown was $0.6 million, $0.7 million, and $0.4 million, respectively. The future minimum lease payments under these operating leases are estimated to be as follows (in 000's):

Twelve months ended December 31st:	GenConn Devon	GenConn Middletown
2013	$579	$668
2014	579	668
2015	579	668
2016	579	668
2017	579	668
2018 and thereafter	12,980	15,643

	$15,875	$18,983

GenOn Marsh Landing, LLC

(A Development Stage Company)

Financial Statements

December 31, 2012 and 2011 and Periods from

May 21, 2008 (Inception) to December 14, 2012

and December 15, 2012 to December 31, 2012

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Member
GenOn Marsh Landing, LLC:

Report on the Financial Statements

              We have audited the accompanying financial statements of GenOn Marsh Landing, LLC (a development stage company) (the Company), which comprise the balance sheets as of December 31, 2012 (Successor) and 2011 (Predecessor), and the related statements of comprehensive income/(loss), member's equity (deficit), and cash flows for the period from December 15, 2012 to December 31, 2012 (Successor period), and for the period from January 1, 2012 to December 14, 2012 (Predecessor period), the year ended December 31, 2011 (Predecessor period) and the cumulative period from May 21, 2008 (inception) to December 14, 2012 (Predecessor period), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

              Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

              Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

              An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

              We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

              In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GenOn Marsh Landing, LLC as of December 31, 2012 (Successor) and 2011 (Predecessor), and the results of its operations and its cash flows for the period from December 15, 2012 to December 31, 2012 (Successor period), and for the period from January 1, 2012 to December 14, 2012 (Predecessor period), the year ended December 31, 2011 (Predecessor period), and the cumulative period from May 21, 2008 to December 14, 2012 (Predecessor period) in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

              As discussed in note 3 to the financial statements, effective December 15, 2012, NRG Energy, Inc. acquired all of the outstanding stock of GenOn Energy, Inc., parent company of GenOn Marsh Landing, LLC, in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

Houston, Texas
March 20, 2013

GENON MARSH LANDING, LLC
(A Development Stage Company)

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Successor	Predecessor
	December 15, 2012 through December 31, 2012	January 1, 2012 through December 14, 2012	2011	May 21, 2008 (Inception) to December 14, 2012
	(In thousands)	(In thousands)
Operating Costs and expenses:
Cost of operations	$—	$126	$2,955	$8,404
Cost of operations—affiliate	54	771	—	771

Total operating costs and expenses	54	897	2,955	9,175

Operating Loss	(54)	(897)	(2,955)	(9,175)

Other Income/(Expense)
Interest income/(expense), net	225	(495)	4,498	1,178

Total other income/(expense)	225	(495)	4,498	1,178

Net Income/(Loss)	$171	$(1,392)	$1,543	$(7,997)

Other Comprehensive Income (Loss), net of tax of $0:
Unrealized gain/(loss) on derivatives	1,229	(16,111)	(54,921)	(50,161)
Reclassified to capitalized interest	(263)	(1,623)	(142)	(1,765)

Total other comprehensive income/(loss)	966	(17,734)	(55,063)	(51,926)

Comprehensive Income/(Loss)	$1,137	$(19,126)	$(53,520)	$(59,923)

The accompanying notes are an integral part of these financial statements.

GENON MARSH LANDING, LLC
(A Development Stage Company)

BALANCE SHEETS

	Successor	Predecessor

	As of December 31, 2012	As of December 31, 2011
	(In thousands)	(In thousands)
ASSETS
Current Assets
Prepayments and other current assets	$160	$160

Total current assets	160	160

Property, plant and equipment
Land	3,355	3,355
Under construction	542,515	252,598

Total property, plant and equipment	545,870	255,953

Other Assets
Debt issuance costs	—	23,833

Total other assets	—	23,833

Total Assets	$546,030	$279,946

LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Current portion of long-term debt	$27,167	$—
Accounts payable	36,565	23,491
Accounts payable—affiliate	3,722	6,458
Contract retention liability	—	4,501
Derivative instruments	9,043	1,318
Accrued expenses and other current liabilities	40	40

Total current liabilities	76,537	35,808

Other Liabilities
Long-term debt	362,480	106,931
Derivative instruments	40,875	30,542

Total other liabilities	403,355	137,473

Total Liabilities	479,892	173,281

Commitments and Contingencies
Member's Equity
Member's interest	65,001	147,462
Earnings/(deficit) accumulated during the development stage	171	(6,605)
Accumulated other comprehensive income/(loss)	966	(34,192)

Total Member's Equity	66,138	106,665

Total Liabilities and Member's Equity	$546,030	$279,946

The accompanying notes are an integral part of these financial statements.

GENON MARSH LANDING, LLC
(A Development Stage Company)

STATEMENTS OF MEMBER'S EQUITY

	Member's Interest	Earnings/ (Deficit) Accumulated During the Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Member's Equity
	(In thousands)
Predecessor
Balances as of May 21, 2008 (Inception)	$—	$—	$—	$—
Net loss	—	(2,369)	—	(2,369)

Balances as of December 31, 2008	—	(2,369)	—	(2,369)
Capital contributions	11,100	—	—	11,100
Net loss	—	(2,890)	—	(2,890)

Balances as of December 31, 2009	11,100	(5,259)	—	5,841
Capital contributions	55,712	—	—	55,712
Net loss	—	(2,889)	—	(2,889)
Other comprehensive loss	—	—	20,871	20,871

Balances as of December 31, 2010	66,812	(8,148)	20,871	79,535
Capital contributions	80,650	—	—	80,650
Net income	—	1,543	—	1,543
Other comprehensive loss	—	—	(55,063)	(55,063)

Balances as of December 31, 2011	147,462	(6,605)	(34,192)	106,665
Net loss	—	(1,392)	—	(1,392)
Other comprehensive loss	—	—	(17,734)	(17,734)

Balances as of December 14, 2012(a)	$147,462	$(7,997)	$(51,926)	$87,539

Successor
Balances as of December 15, 2012(a)	$65,001	$—	$—	$65,001
Net income	—	171	—	171
Other comprehensive income	—	—	966	966

Balance as of December 31, 2012	$65,001	$171	$966	$66,138

(a)
The difference in equity balances at December 14, 2012 and December 15, 2012 are due to the application of pushdown accounting reflecting the NRG Merger.

The accompanying notes are an integral part of these financial statements.

GENON MARSH LANDING, LLC
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	December 15, 2012 through December 31, 2012	January 1, 2012 through December 14, 2012	2011	May 21, 2008 (Inception) to December 14, 2012
	(In thousands)	(In thousands)
Cash Flows from Operating Activities:
Net income/(loss)	$171	$(1,392)	$1,543	$(7,997)
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:
Changes in derivative instruments	(225)	495	(4,523)	(1,837)
Changes in operating assets and liabilities:
Accounts receivable—trade	—	—	125	—
Prepayments and other current assets	8	(8)	5,000	(168)
Accounts payable	155	2,567	(12,274)	(3,919)
Accounts payable—affiliate	2,082	(4,818)	(4,714)	1,640
Accrued expenses and other current liabilities	(954)	954	5,721	994
Contract retention liability	—	(4,501)	4,436	—

Net cash provided/(used) by operating activities	1,237	(6,703)	(4,686)	(11,287)

Cash Flows from Investing Activities:
Capital expenditures	(1,237)	(276,013)	(182,848)	(500,383)

Net cash used by investing activities	(1,237)	(276,013)	(182,848)	(500,383)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	—	282,716	106,931	389,647
Payments of debt issuance costs	—	—	(47)	(901)
Capital contributions	—	—	80,650	122,924

Net cash provided by financing activities	—	282,716	187,534	511,670

Net Change in Cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

Supplemental Disclosures:
Cash paid for interest and fees, net of amounts capitalized	$—	$—	$—	$627
Supplemental Disclosure for Non-Cash Financing Activities:
Non-cash capital contribution	$—	$—	$—	$24,538

The accompanying notes are an integral part of these financial statements.

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1—Nature of Business

General

              GenOn Marsh Landing, LLC (a development stage company) (the Company) is a Delaware limited liability company, a wholly-owned subsidiary of GenOn Marsh Landing Holdings, LLC (GenOn Marsh Landing Holdings) and an indirect wholly-owned subsidiary of GenOn Americas, Inc. (GenOn Americas), GenOn Energy Holdings, Inc. (GenOn Energy Holdings), and GenOn Energy, Inc. (GenOn). The Company was formed on May 21, 2008 as a limited liability company under the Delaware Limited Liability Company Act and entered into a Limited Liability Company Agreement with GenOn Americas, its sole member. In August 2010, GenOn Americas contributed the Company to GenOn Marsh Landing Holdings, a wholly-owned subsidiary of GenOn Americas. The Company was formed for the purpose of developing, financing, constructing, operating and maintaining the Marsh Landing generating facility, a 720 megawatt (MW) generating facility near Antioch, California.

              In September 2009, the Company entered into a ten-year power purchase agreement (PPA) with Pacific Gas & Electric Company (PG&E) for 720 MW of natural gas-fired peaking generation to be constructed adjacent to a GenOn generating facility near Antioch, California.

              During the ten-year term of the PPA, the Company will receive fixed monthly capacity payments and variable operating payments. The contract provides PG&E with the entire output of the generating facility which is expected to be capable of producing 720 MW during peak July conditions. Under the terms of the PPA, the Company has certain obligations, including meeting the initial delivery date for the facility and other specified milestones, meeting guaranteed availability and other specified operating criteria and providing the required collateral and credit support. A failure to meet such obligations could result in reductions in payment, incurrence of penalties and, ultimately, termination of the PPA and the incurrence of termination payment obligations. The PPA became effective in September 2010.

              In September 2009, the Company entered into the Siemens Turbine Generator Supply and Services Agreement (Siemens Agreement) with Siemens Energy, Inc. (Siemens) for the design and manufacturing of four combustion turbine generator units. See Note 7, Commitments and Contingencies.

              In May 2010, the Company entered into an EPC agreement with Kiewit for the construction of the Marsh Landing generating facility. Under the EPC agreement, Kiewit is to design and construct the Marsh Landing generating facility on a turnkey basis, including all engineering, procurement, construction, commissioning, training, start-up and testing. The Siemens Agreement was assigned to Kiewit in connection with the execution of the EPC Agreement. See Note 7, Commitments and Contingencies. In October 2010, the Company directed Kiewit to commence engineering and procurement for the Marsh Landing generating facility. Construction of the facility is expected to be completed by mid-2013.

              In October 2010, the Company entered into a credit agreement for up to $650 million of commitments to finance the Marsh Landing generating facility. See Note 5, Debt.

              The Company has agreements for various services with GenOn affiliates. See Note 6, Related Party Transactions.

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1—Nature of Business (Continued)

NRG Merger

              On December 14, 2012, GenOn merged with NRG Energy, Inc. (NRG) under the conditions set forth in the merger agreement (NRG Merger). Upon closing of the NRG Merger, GenOn become a wholly-owned subsidiary of NRG. See Note 3, NRG Merger.

              The NRG Merger qualified as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (IRC), so that none of GenOn, NRG or any of the stockholders generally recognized any gain or loss in the transaction, except that the stockholders will recognize gain with respect to cash received in lieu of fractional shares of NRG common stock.

Mirant /RRI Merger

              On December 3, 2010, Mirant Corporation and RRI Energy, Inc. merged with Mirant Corporation continuing as a wholly-owned subsidiary of RRI Energy, Inc. Upon the closing of the merger, RRI Energy, Inc. was renamed GenOn Energy, Inc. and Mirant Corporation was renamed GenOn Energy Holdings, Inc. Additionally, as a result of the merger, many of GenOn's direct and indirect subsidiaries, including the Company, were renamed.

Note 2—Summary of Significant Accounting Policies

    Principles of Consolidation and Basis of Presentation

              The Company's financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The Financial Accounting Standards Board (FASB or Accounting Standards Codification (ASC)) is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. The Company complies with the reporting requirements under the accounting guidance for Development Stage Entities.

    Predecessor and Successor Reporting

              Upon completion of the NRG Merger, NRG stockholders had a majority of the voting interest in the combined company. The NRG Merger is accounted for under the acquisition method of accounting. Under the acquisition method of accounting, NRG is treated as the accounting acquirer and GenOn is treated as the acquired company for financial reporting purposes. As such, the assets and liabilities of the Company were provisionally recorded at their respective fair values as of the NRG Merger date. Fair value adjustments related to the NRG Merger have been pushed down to the Company, resulting in certain assets and liabilities of the Company being recorded at fair value at December 15, 2012. See Note 3, NRG Merger, for further discussion.

              As a result of the impact of pushdown accounting, the financial statements and certain note presentations separate the Company's presentations into two distinct periods, the period before the consummation of the NRG Merger (labeled predecessor) and the period after that date (labeled successor), to indicate the application of different basis of accounting between the periods presented. In addition, effective with the NRG Merger, the Company adopted accounting policies of NRG. Therefore, the Company's financial information prior to the NRG Merger is not comparable to its financial information subsequent to the NRG Merger.

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

    Property, Plant and Equipment

              Property, plant and equipment are stated at cost, or, in the case of business acquisitions, fair value; however impairment adjustments are recorded whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Significant additions or improvements extending asset lives are capitalized as incurred, while repairs and maintenance that do not improve or extend the life of the respective asset are charged to expense as incurred. Once placed in service, property, plant and equipment depreciation is computed using the straight-line method over the estimated useful lives.

    Project Development Costs and Capitalized Interest

              Project development costs are expensed in the preliminary stages of a project and capitalized when the project is deemed to be commercially viable. Commercial viability is determined by one or a series of actions including, among others, Board of Director approval pursuant to a formal project plan that subjects the Company to significant future obligations that can only be discharged by the use of an asset of the Company.

              Interest incurred on funds borrowed to finance capital projects is capitalized until the project under construction is ready for its intended use.

              During the period from December 15, 2012 through December 31, 2012 and from January 1, 2012 through December 14, 2012 and for the year ended December 31, 2011, the Company capitalized $1 million, $14 million and $7 million of interest expense, respectively.

              When a project is available for operations, capitalized interest and project development costs are reclassified to property, plant and equipment and amortized on a straight-line basis over the estimated useful life of the project's related assets. Capitalized costs are charged to expense if a project is abandoned or management otherwise determines the costs to be unrecoverable.

    Debt Issuance Costs

              Debt issuance costs are capitalized and amortized as interest expense on a basis which approximates the effective interest method over the term of the related debt. These costs were eliminated as a result of pushdown accounting.

    Income Taxes

              The Company is a limited liability company that is treated as a branch of GenOn Americas for income tax purposes. As such, GenOn Americas, GenOn Energy Holdings and NRG have direct liability for the majority of the federal and state income taxes relating to the Company's operations.

    Derivative Financial Instruments

              The Company accounts for derivative financial instruments under ASC 815, which requires the Company to record all derivatives on the balance sheet at fair value unless they qualify for a normal purchase normal sale, or NPNS, exception. Changes in the fair value of non-hedge derivatives are immediately recognized in earnings.

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

              If certain criteria are met, a derivative financial instrument may be designated as a fair value hedge or cash flow hedge. In 2010, the Company entered into interest rate protection agreements (interest rate swaps) in connection with its project financing, which have been designated as cash flow hedges. The Company entered into the interest rate swaps to reduce the risks with respect to the variability of the interest rates for the term loans. With the exception of these interest rate swaps, the Company did not have any other derivative financial instruments designated as fair value or cash flow hedges for accounting purposes. Changes in the fair value of derivatives accounted for as cash flow hedges, if elected for hedge accounting, are deferred and recorded as a component of accumulated other comprehensive income (OCI) until the hedged transactions occur and are recognized in earnings.

              On an ongoing basis, the Company assesses the effectiveness of derivatives that are designated as cash flow hedges for accounting purposes in order to determine that each derivative continues to be highly effective in offsetting changes in cash flows of hedged items. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting will be discontinued prospectively. If the derivative instrument is terminated, the effective portion of this derivative deferred in accumulated OCI will be frozen until the underlying hedged item is delivered.

              Revenues and expenses on contracts that qualify for the NPNS exception are recognized when the underlying physical transaction is delivered. While the Company can elect to consider these contracts as derivative financial instruments under ASC 815, they are not recorded at fair value, but on an accrual basis of accounting. If it is determined that a transaction designated as NPNS no longer meets the scope exception, the fair value of the related contract is recorded on the balance sheet and immediately recognized through earnings.

    Concentrations of Credit Risk

              The Company is exposed to the default risk of the counterparties with which the Company transacts. Upon completion of development, the Company expects to sell all of its power for the term of the PPA to PG&E. The Company is also exposed to the counterparties to the interest rate swaps.

              A significant portion of the Marsh Landing project costs are funded through drawings under the Company's credit facility. The failure of the lenders to perform under that credit facility and related interest rate swaps could have a material adverse effect on the ability to complete construction of the Marsh Landing facility or on the expected return on that investment.

    Fair Value of Financial Instruments

              The carrying amount of accounts payable, accounts payable—affiliate, and accrued liabilities approximate fair value because of the short-term maturity of these instruments and are classified as Level 1 within the fair value hierarchy.

              Derivative instruments are recorded at fair value on the Company's balance sheet on a recurring basis and their level within the fair value hierarchy is Level 2. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2012 and 2011.

              The carrying value of the debt approximates fair value as the debt carries a variable interest rate. The fair value of long and short-term debt is estimated based on the income approach valuation

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

technique for non-publicly traded debt using current interest rates for similar instruments with equivalent credit quality and uses Level 3 inputs.

              ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Registrants have the ability to access as of the measurement date.

  •
  Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. The Company's financial assets and liabilities utilizing Level 2 inputs include interest rate swaps.

  •
  Level 3—unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

              In accordance with ASC 820, the Company determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety.

    Use of Estimates

              The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The significant estimates include estimating pushdown accounting in connection with the NRG Merger.

              The Company evaluates events that occur after the balance sheet date but before the financial statements are issued for potential recognition or disclosure. Based on its evaluation, as of the time the financial statements were available to be issued on March 20, 2013, the Company determined that there were no material subsequent events for recognition or disclosure other than those disclosed herein.

    Reclassifications

              Certain prior-year amounts have been reclassified for comparative purposes. The reclassifications did not affect net income/loss or cash flows from operating activities, cash flows from investing activities or cash flows from financing activities.

    Recently Adopted Accounting Guidance

              ASU 2011-05—In June 2011, the FASB issued Accounting Standards Updates (ASU) No. 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income, or ASU No. 2011-05, which was further amended by ASU No. 2011-12, Comprehensive Income (Topic 220) Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, issued in

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

December 2011. The amendments in ASU No. 2011-05 require the Company to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single statement of comprehensive income or in two separate but consecutive statements. The Company is required to present, in either option, each component of net income, total net income, each component of other comprehensive income, total other comprehensive income and total comprehensive income. Effective January 1, 2012, the Company adopted the provisions of ASU No. 2011-05 and began presenting the total of comprehensive income, the components of net income and the components of other comprehensive income in a single statement of comprehensive income. The provisions of ASU No. 2011-05 are required to be adopted retroactively. As this guidance provides only presentation requirements, the adoption of this standard did not impact the Company's results of operations, cash flows or financial position.

    New Accounting Guidance Not Yet Adopted as of December 31, 2012

              ASU 2011-11—In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet  (Topic 210) Disclosures about Offsetting Assets and Liabilities, or ASU No. 2011-11. The guidance provides enhanced disclosure requirements to evaluate the effect or potential effect of netting arrangements on an entity's financial position by improving information about financial instruments and derivative instruments that either (1) offset in accordance with either ASC 210-20-45 or ASC 810-20-45 or (2) are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Reporting entities will be required to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The disclosures required by ASU No. 2011-10 are required to be adopted retroactively. The Company adopted this standard on January 1, 2013. As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Company's results of operations, cash flows or financial position.

              ASU 2013-02—In February 2013, the FASB issued ASU No. 2013-02, Other Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, or ASU No. 2013-02. The amendments in ASU No. 2013-02 require the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income either on the face of the statement of operations or in the notes if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts not required by U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures which provide additional information about the amounts. The Company adopted this standard on January 1, 2013. As this guidance provides only presentation requirements, the adoption of this standard did not impact the Company's results of operations, cash flows or financial position.

Note 3—NRG Merger

              On December 14, 2012, NRG completed the acquisition of GenOn. The acquisition was recorded as a business combination under ASC 805, with identifiable assets acquired and liabilities assumed provisionally recorded at their estimated fair values on the acquisition date. As discussed in

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3—NRG Merger (Continued)

Note 2, Summary of Significant Accounting Policies, the acquisition method of accounting impacts have been pushed down to the Company, resulting in certain assets and liabilities of the Company being recorded at provisional fair value as of December 14, 2012.

              The provisional allocation of assets and liabilities is as follows (in millions):

Assets
Property, plant and equipment	$537

Total assets	537
Liabilities
Other current and non-current liabilities	31
Derivative liabilities	51
Long-term debt	390

Total liabilities	472

Net assets	$65

              The initial pushdown accounting for the NRG Merger is not complete because the evaluation necessary to assess the fair values of certain net assets acquired is still in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that additional information is obtained about the facts and circumstances that existed as of the acquisition date. Any changes to the fair value assessments will affect the allocation of the purchase price to the Company and accordingly, will be recorded to the Company's member's interest. The allocation of the purchase price may be modified up to one year from the date of the acquisition as more information is obtained about the fair value assessments.

    Fair Value Measurements

              The fair values of property, plant and equipment acquired were valued utilizing the cost approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The assets acquired have been classified as construction in progress and will commence depreciation upon the commercial operation date of the facility. The provisional fair values of the property, plant and equipment were measured primarily based on significant inputs that are not observable in the market and thus represent a Level 3 measurement as defined in ASC 820.

Note 4—Accounting for Derivative Instruments and Hedging Activities

              ASC 815 requires the Company to recognize all derivative instruments on the balance sheet as either assets or liabilities and to measure them at fair value each reporting period unless they qualify for a NPNS exception. The Company may elect to designate certain derivatives as cash flow hedges, if certain conditions are met, and defer the effective portion of the change in fair value of the derivatives to accumulated OCI, until the hedged transactions occur and are recognized in earnings. The ineffective portion of a cash flow hedge is immediately recognized in earnings.

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4—Accounting for Derivative Instruments and Hedging Activities (Continued)

              For derivatives that are not designated as cash flow hedges, the changes in the fair value will be immediately recognized in earnings. Certain derivative instruments may qualify for the NPNS exception and are therefore exempt from fair value accounting treatment. ASC 815 applies to the Company's interest rate swaps.

    Interest Rate Swaps

              In 2010, the Company entered into interest rate protection agreements (interest rate swaps) in connection with its project financing, which have been designated as cash flow hedges. The Company entered into the interest rate swaps to reduce the risks with respect to the variability of the interest rates for the term loans. As of December 31, 2012, the maximum length of time the Company is hedging its exposure to the variability in future cash flows that may result from changes in interest rates is 11 years.

    Volumetric Underlying Derivative Transactions

              The following table summarizes the net notional volume buy/(sell) of the Company's interest rate contracts:

Total Volume
		Successor	Predecessor
Commodity	Units	As of December 31, 2012	As of December 31, 2011
		(In millions)	(In millions)
Interest	Dollars	$475	$475

    Fair Value of Derivative Instruments

              The following table summarizes the fair value within the derivative instrument valuation on the balance sheet:

	Fair Value
	Derivative Liabilities
	Successor	Predecessor
	As of December 31, 2012	As of December 31, 2011
	(In millions)	(In millions)
Derivatives Designated as Cash Flow Hedges:
Interest rate contracts current	$(9)	$(1)
Interest rate contracts long-term	(41)	(31)

Total Derivatives	$(50)	$(32)

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4—Accounting for Derivative Instruments and Hedging Activities (Continued)

Accumulated Other Comprehensive Income (Loss)

              The following table presents the gains/(losses) on the interest rate swaps designated as cash flow hedges in the statements of comprehensive income/loss:

	Successor	Predecessor
	December 15, 2012 through December 31, 2012	January 1, 2012 through December 14, 2012	2011
	(In millions)	(In millions)
Recognized in OCI on interest rate derivatives	$1	$(16)	$(55)
Reclassified from accumulated OCI into earnings(a)(b)	—	(2)	—
Valuation adjustments	—	—	4	(c)

(a)
Amounts reclassified from accumulated OCI into income and amounts recognized in income from the ineffective portion of cash flow hedges are recorded in interest expense.

(b)
All of the forecasted transactions (future interest payments) were deemed probable of occurring; therefore, no cash flow hedges were discontinued and no amount was recognized in the Company's results of operations as a result of discontinued cash flow hedges.

(c)
Represents the default risk of the counterparties to these transactions and the Company's own non-performance risk. The effect of these valuation adjustments is recorded in interest expense.

              Because a significant portion of the interest expense incurred by the Company during construction is capitalized, amounts included in accumulated other comprehensive income/loss associated with construction period interest payments will be reclassified into earnings over the expected useful life of the Marsh Landing generating facility once it commences commercial operations in mid-2013. Actual amounts reclassified into earnings could vary from the amounts currently recorded as a result of future changes in interest rates.

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 5—Debt

              Long-term debt consisted of the following:

	Successor	Predecessor
	As of December 31, 2012	As of December 31, 2011	Interest Rate
	(In millions, except rates)	(In millions, except rates)
Senior secured term loan, due 2017	$121	$33	L+2.50(a	)(b)
Senior secured term loan, due 2023	269	74	L+2.75(a	)(b)

Total	$390	$107

(a)
L+ equals London Inter-Bank Offered Rate (LIBOR) plus x%.

(b)
The margin increases 0.25% every three years.

              Annual payments based on the maturities of the Company's debt for the years ending after December 31, 2012 are as follows:

	(In millions)
2013	$27
2014	42
2015	43
2016	41
2017	17
Thereafter	220

Total	$390	(a)

(a)
Includes $390 million outstanding at December 31, 2012 under the $500 million GenOn Marsh Landing senior secured term loan facility. However, the balance outstanding on the commercial operation date will be fully amortized by the maturity dates in accordance with the GenOn Marsh Landing credit agreement repayment schedules, with such amortization commencing one quarter following the commercial operation of the Marsh Landing generating facility, expected in mid-2013.

              In October 2010, the Company entered into a credit agreement (Credit Facility) for up to approximately $650 million of commitments to provide construction and permanent financing for the Marsh Landing generating facility. The Credit Facility consists of a $155 million tranche A senior secured term loan facility, due 2017, a $345 million tranche B senior secured term loan facility, due 2023, a $50 million senior secured letter of credit facility to support the Company's debt service reserve requirements and a $100 million senior secured letter of credit facility to support the Company's collateral requirements under its PPA with PG&E. Prior to the commercial operation date of the project, the collateral requirements under the PPA and construction contracts are being met by a $165 million cash collateralized letter of credit facility entered into by GenOn Energy Holdings on behalf of the Company in September 2010. As of December 31, 2012 and 2011, $80 million

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 5—Debt (Continued)

and $131 million, respectively, of cash collateral was posted by GenOn Energy Holdings in support of the Marsh Landing project. At or near the commercial operation date of the project, the GenOn Energy Holdings cash collateralized letter of credit facility will terminate. During the second quarter of 2011, GenOn Energy Holdings satisfied the required initial equity contributions of $147 million and the Company began borrowing under the Credit Facility.

              The term loans are to be fully amortized by their maturity dates. The tranche A term loan matures on December 31, 2017 and the tranche B term loan matures on the date that is the earlier of the last day of the first fiscal quarter following the tenth anniversary of the conversion of the Credit Facility from a construction facility to a permanent facility upon commercial operation of the Marsh Landing project and December 31, 2023. The expiry date of the letters of credit is December 31, 2017. Interest on the tranche A term loan is based on a base rate or a LIBOR rate plus an initial applicable margin of 1.5% for base rate loans and 2.5% for LIBOR loans (with such margin increasing 0.25% every three years). Interest on the tranche B term loan is based on a base rate or a LIBOR rate plus an initial applicable margin of 1.75% for base rate loans and 2.75% for LIBOR loans (with such margin increasing 0.25% every three years). Fees on lenders' exposure under the letters of credit accrue at a rate equal to the applicable margin payable on the tranche A term loan that is based on the LIBOR rate. An undrawn commitment fee applies at a rate of 0.75%. The Company entered into interest rate protection agreements (interest rate swaps) in connection with its project financing. See Note 4, Accounting for Derivative Instruments and Hedging Activities.

              Loans under the Credit Facility will be subject to mandatory prepayment upon the occurrence of certain events, including an event of damage or an event of taking, the receipt of the proceeds of any claim under any document executed in connection with the Marsh Landing project and any amounts payable as a result of termination of the PPA. The Credit Facility includes customary affirmative and negative covenants and events of default. Negative covenants include limitations on additional debt, liens, negative pledges, investments, distributions, business activities, stock repurchases, asset dispositions, accounting changes, change orders and affiliate transactions. Events of default include non-performance of covenants, breach of representations, cross-acceleration of other material indebtedness, bankruptcy and insolvency, undischarged material judgments, a change in control and a failure to achieve commercial operation of the Marsh Landing project by December 31, 2013.

Note 6—Related Party Transactions

Corporate Allocations

              Once the Marsh Landing project becomes operational in mid-2013, certain costs will be allocated to the Company by NRG and GenOn. These costs include the costs of management, personnel and other services including human resources, regulatory and public affairs, accounting, tax, legal, information systems, treasury, risk management, commercial operations and asset management.

Capital Contributions from Member

              The Company was formed on May 21, 2008 as a limited liability company and entered into a Limited Liability Company Agreement with GenOn Americas, its sole member. During 2010, GenOn Americas contributed its interest in the Company to GenOn Marsh Landing Holdings, a wholly-owned subsidiary of GenOn Americas. During 2010, GenOn Marsh Landing Holdings provided the Company

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6—Related Party Transactions (Continued)

a $25 million non-cash capital contribution primarily for debt issuance costs incurred in connection with the issuance of the Credit Facility. See Note 5, Debt, for further discussion on the debt transaction. The Company received cash contributions of $81 million during 2011.

Support Provided by GenOn Energy Holdings

              GenOn Energy Holdings provides the Company with a $165 million cash-collateralized letter of credit facility entered into by GenOn Energy Holdings on behalf of GenOn Marsh Landing. At December 31, 2012, GenOn Energy Holdings has issued $80 million of cash-collateralized letters of credit in support of the termination payment obligations under the PPA with PG&E. In addition, GenOn Energy provides the Company with letters of credit issued under the GenOn Energy credit facility with NRG. At December 31, 2012, GenOn Energy has issued $44 million of letters of credit in support of the Company's contingent equity contribution commitment under the Credit Facility and $7 million in support of other agreements. The Company reimburses GenOn Energy Holdings for amounts equal to GenOn Energy Holdings' costs of providing the letters of credit through an intercompany agreement. The Company incurred insignificant costs under these agreements during the period from December 15, 2012 through December 31, 2012, the period from January 1, 2012 through December 14, 2012 and for the year ended December 31, 2011. These costs are included in property, plant and equipment under construction in the Company's balance sheet.

Surety Bonds

              At December 31, 2012 and 2011, GenOn had obligations outstanding under surety bonds of $4 million and $1 million, respectively, related to credit support for the transmission upgrades PG&E will be making in order to connect the Marsh Landing generating facility to the power grid.

Administrative Services Agreement with GenOn Energy Services, LLC

              GenOn Energy Services, LLC (GenOn Energy Services) provides the Company with various services as set forth in the Administrative Services Agreement. Currently, the services consist of GenOn Energy Services processing and paying invoices on behalf of the Company. The Company reimburses GenOn Energy Services for the amounts paid by GenOn Energy Services. Amounts due to GenOn Energy Services are recorded as payables—affiliate in the Company's balance sheets. The Company incurred costs under this agreement of $2 million, $22 million and $69 million during the period from December 15, 2012 to December 31, 2012 and January 1, 2012 through December 14, 2012 and for the year ended December 31, 2011, respectively. These costs are included in construction work in progress in the Company's balance sheet.

Services Agreement with GenOn Energy Management, LLC

              GenOn Energy Management, LLC entered into a services agreement with the Company that includes bidding and dispatch of the Marsh Landing generating units, fuel procurement and execution of contracts to reduce price risk, except to the extent that the Company contracts directly with third parties, including the PPA with PG&E. As reimbursement for such services, the Company has agreed to pay GenOn Energy Management, LLC the allocated cost to GenOn Energy Management, LLC of providing such services.

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 7—Commitments and Contingencies

              The Company has made firm commitments to buy materials and services in connection with the construction of the Marsh Landing generating facility. GenOn Energy Holdings has or is expected to provide cash collateral or financial guarantees relative to some of the commitments of the Company.

Commitments

              In May 2010, GenOn Marsh Landing entered into an EPC agreement with Kiewit for the construction of the Marsh Landing generating facility. Under the EPC agreement, Kiewit is to design and construct the Marsh Landing generating facility on a turnkey basis, including all engineering, procurement, construction, commissioning, training, start-up and testing. The lump sum cost of the EPC agreement is $511 million (including the $212 million total cost under the Siemens Agreement which was assigned to Kiewit in connection with the execution of the EPC agreement). The lump sum cost excludes the reimbursement of California sales and use taxes due under the Siemens Agreement. As of December 31, 2012, total cost incurred to date under the EPC agreement was $464 million. Remaining cost under the EPC agreement is $47 million and is expected to be incurred in 2013.

              As security for its obligations under the EPC Agreement, Kiewit provides a corporate guarantee from Kiewit Construction Company of its obligations under the EPC Agreement and a letter of credit in the amount of $32 million, reducing to $11 million upon substantial completion of the facility.

Note 8—Pro Forma Income Taxes

              The following reflects a pro forma disclosure of the income tax provision that would be reported if the Company was to be allocated income taxes attributable to its operations applying the separate return method. The pro forma income tax provision attributable to income before tax would be $0 for the period from December 15, 2012 through December 31, 2012, January 1, 2012 through December 14, 2012 and for the year ended December 31, 2011.

              The tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheets and their respective tax bases which give rise to the pro forma deferred tax assets and liabilities would be as follows:

	Successor	Predecessor

	As of December 31, 2012	As of December 31, 2011
	(in millions)	(in millions)
Deferred Tax Assets:
Derivative contracts	$20	$12
Loss carryforwards	3	3
Permit fees	1	1
Other	9	—

Subtotal	33	16
Valuation allowance	(33)	(16)

Net deferred tax assets	$—	$—

GENON MARSH LANDING, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 8—Pro Forma Income Taxes (Continued)

              The guidance related to accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company's past and anticipated future performance, the reversal of deferred tax liabilities and the implementation of tax planning strategies.

              Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of deferred tax assets when significant negative evidence exists. The Company evaluates this position quarterly and makes its judgment based on the facts and circumstances at that time. The Company's evaluation requires that its net deferred tax assets are fully offset by a valuation allowance for the periods presented.

              As a result of the NRG Merger, GenOn experienced an ownership change as defined in IRC § 382. IRC § 382 provides, in general, that an ownership change occurs when there is a greater than 50-percentage point increase in ownership of a company's stock by new or existing stockholders who own (or are deemed to own under IRC § 382) 5% or more of the loss company's stock over a three year testing period. IRC § 382 limits the amount of pre-merger net operating losses (NOLs) that can be used during any post-ownership change year to offset taxable income. The annual limitation on the amount of taxable income that can be offset by GenOn's pre-NRG Merger NOLs has been redetermined as of the date of the NRG Merger. The Company's annual limitation on the amount of taxable income that can be offset by its pre-merger pro forma NOLs has also been redetermined as a consequence of the GenOn ownership change that resulted from the NRG Merger. The Company has reduced the amount of its pre-NRG Merger pro forma NOLs available to offset post-NRG Merger taxable income based on the expected limits determined in accordance with IRC § 382.

              Through and including                    , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

            Shares

Class A Common Stock

PRELIMINARY PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

Citi

                    , 2013

PART II

Item 13.    Other expenses of issuance and distribution

              The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

SEC registration fee		$54,560
FINRA filing fee		*
New York Stock Exchange listing fee		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Other expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of directors and officers

              Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

              Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

              Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

              Our second amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

              We intend to enter into indemnification agreements with certain of our executive officers and directors pursuant to which we will agree to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

              The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our second amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

              We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

              The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters party thereto against certain liabilities. See "Item 17. Undertakings" for a description of the Commission's position regarding such indemnification provisions.

Item 15.    Recent sales of unregistered securities

              None.

Item 16.    Exhibits and Financial Statement Schedules

    (a)
    Exhibits

              The exhibit index attached hereto is incorporated herein by reference.

    (b)
    Financial Statement Schedule

              All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

              For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (1)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (2)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (3)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (4)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (2)
    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, NRG Yield, Inc., a Delaware corporation, has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on June 21, 2013.

NRG YIELD, INC.
By:	/s/ BRIAN E. CURCI Name: Brian E. Curci Title: Secretary

              Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on June 21, 2013.

Signature	Title

* David W. Crane	President and Chief Executive Officer (principal executive officer) and Director
* Kirkland B. Andrews	Executive Vice President and Chief Financial Officer (principal financial officer) and Director
* Ronald B. Stark	Vice President and Chief Accounting Officer (principal accounting officer)
* Mauricio Gutierrez	Director
* Christopher S. Sotos	Director

*    The undersigned by signing his name hereto, signs and executes this Amendment No. 1 to Registration Statement pursuant to the Powers of Attorney executed by the above named signatories and previously filed with the Securities and Exchange Commission on June 6, 2013.

By:	/s/ BRIAN E. CURCI Brian E. Curci Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation

3.2		Form of Second Amended and Restated Bylaws

4.1	*	Form of Specimen Stock Certificate

5.1	**	Form of Opinion of Kirkland & Ellis LLP

10.1		Form of Management Services Agreement by and between NRG Yield, Inc. and NRG Energy, Inc.

10.2		Form of Right of First Offer Agreement by and between NRG Yield, Inc. and NRG Energy, Inc.

10.3	*	Form of Exchange Agreement by and among NRG Yield, Inc., NRG Yield LLC and NRG Energy, Inc.

10.4	*	Form of Registration Rights Agreement by and between NRG Yield, Inc. and NRG Energy, Inc.

10.5	*	Form of Licensing Agreement by and between NRG Yield, Inc. and NRG Energy, Inc.

10.6	*	Credit Agreement by and among NRG Yield, Inc. and the lenders party thereto

10.7	***	Credit Agreement, dated as of October 8, 2010, by and among NRG Marsh Landing LLC (formerly Mirant Marsh Landing, LLC), the Royal Bank of Scotland PLC, as administrative agent and Deutsche Bank Trust Company Americas, as Collateral Agent and Depository Bank

10.8	**	Loan Guarantee Agreement, dated as of September 30, 2011, by and among High Plains Ranch II, LLC, as borrower, the U.S. Department of Energy, as guarantor, and the U.S. Department of Energy, as loan servicer

10.9	**	Operation and Maintenance Agreement, dated as of January 31, 2011, by and among Avenal Solar Holdings LLC and NRG Energy Services LLC

10.10	**	Asset Management Agreement, dated as of August 30, 2012, by and among NRG Solar Avra Valley LLC and NRG Solar Asset Management LLC

10.11	**	Operation and Maintenance Agreement, dated as of August 1, 2012, by and among NRG Energy Services LLC and NRG Solar Borrego I LLC

10.12	**	Asset Management Agreement, dated as of March 15, 2012, by and among NRG Solar Alpine LLC and NRG Solar Asset Management LLC

10.13	**	Operation and Maintenance Agreement, dated as of September 30, 2011, by and among NRG Energy Services LLC and High Plains Ranch II, LLC

10.14	**	Project Administration Agreement, dated as of August 16, 2010, by and among South Trent Wind LLC and NRG Texas Power LLC

10.15	**	Operation and Maintenance Agreement, dated as of April 24, 2009, by and among GenConn Devon LLC and Devon Power LLC

Exhibit Number		Exhibit Description
10.16	**	Operation and Maintenance Agreement, dated as of April 24, 2009, by and among GenConn Middletown LLC and Middletown Power LLC

10.17	**	Administrative Services Agreement, dated as of April 2, 2009, by and among GenOn Energy Services, LLC (formerly Mirant Services, LLC) and NRG Marsh Landing, LLC (formerly Mirant Marsh Landing, LLC)

10.18	*	Form of Second Amended and Restated Limited Liability Company Agreement of NRG Yield LLC

10.19	†	Form of NRG Yield, Inc. 2013 Equity Incentive Plan

10.20	†	Form of Indemnification Agreement (between NRG Yield, Inc. and its directors and executive officers)

21.1	*	List of subsidiaries of NRG Yield, Inc.

23.1		Consent of KPMG, LLP, independent public registered accounting firm with respect to the audited financials of NRG Yield, Inc.

23.2		Consent of KPMG, LLP, independent public registered accounting firm with respect to the audited financials of the predecessor of NRG Yield LLC

23.3		Consent of PricewaterhouseCoopers LLP, independent auditors with respect to the audited financials of GCE Holding LLC

23.4		Consent of KPMG, LLP, independent public registered accounting firm with respect to the audited financials of NRG Marsh Landing LLC, formerly GenOn Marsh Landing, LLC

23.5	**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1	**	Powers of Attorney (included on signature page)

99.1	*	Consent of Director Nominees

†
Indicates exhibits that constitute compensatory plans or arrangements.

*
To be filed by amendment.

**
Indicates exhibits previously filed by the registrant.

***
Incorporated by reference from Exhibit 10.1.48 to GenOn Energy, Inc.'s Annual Report on Form 10-K filed on March 1, 2011.